BEST AVAILABLE COPY

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司
*(Incorporated in Bermuda with limited liability)*

RECEIVED
2006 JUN 12 P 12:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**BY AIRMAIL**

Date: 29 May 2006

06014261

82-3638

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

SUPPL

Dear Sirs,

**HANNY HOLDINGS LIMITED ("Company")**
**- ISIN US 41068T2087**

BEST AVAILABLE COPY

We enclose the following announcements/circulars issued by the Company during the month of March 2006 for filing under the ISIN US 41068T2087:

| | Date | Document type | Subject matter |
|---|---|---|---|
| 1. | 9 March 2006 | Announcement | Discloseable transaction |
| 2. | 24 March 2006 | Announcement | Discloseable transaction: Despatch of circular |
| 3. | 27 March 2006 | Circular | Discloseable transaction |

Thank you for your attention.

Yours faithfully,
*For and on behalf of*
HANNY HOLDINGS LIMITED

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

p.p. Florence Kam
Company Secretary

Encl

dw 6/12

O:\Hanny 2006\Correspondence\Letter\06 SEC (BNY).doc

香港九龍觀塘鴻圖道51號保華企業中心8樓
... Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong

HANNY

# HANNY HOLDINGS LIMITED

*(Incorporated in Bermuda with limited liability)*
**(Stock Code: 275)**

## DISCLOSEABLE TRANSACTION

On 9th March, 2006, the Vendor entered into the Agreement with the Purchaser pursuant to which the Vendor conditionally agreed to sell and the Purchaser agreed to purchase the Sale Share in Rapid Growth, representing the entire issued share capital of Rapid Growth and the Shareholder's Loan at the Sale Price of HK$39,054,194.

The Agreement constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. A circular containing details of the Agreement will be despatched to shareholders as soon as possible.

### THE AGREEMENT

Date: 9th March, 2006

Parties to the Agreement: Asset Manage Limited as Vendor
Best Position Limited as Purchaser

The Vendor agreed to sell and the Purchaser agreed to purchase (1) the Sale Share representing the entire issued share capital of Rapid Growth and (2) the Shareholder's Loan for a consideration of HK$39,054,194.

**Condition:**

Completion of the Agreement is subject to the Purchaser being satisfied with the result of the due diligence review of the RG Group to be conducted by the Purchaser within 14 days of the signing of the Agreement.

If the condition is not satisfied on or before 24th March, 2006, either party can give notice to the other (provided it is not in breach of certain terms therein) to terminate the Agreement and the parties shall not have any further claims against each other, save in respect of antecedent breaches and the Vendor shall forthwith return all amounts received by it under the Agreement to the Purchaser, without interest. Completion will take place on 28th March, 2006 or such other day as the parties may agree in writing.

**Rapid Growth:**

As at the date of this announcement, ITC Corporation Limited, a substantial shareholder of the Company, which holds approximately 24.28% of the issued share capital of the Company, holds approximately 8.18% of the issued share capital of Capital Strategic. Dr. Chan Kwok Keung, Charles, the chairman of the Company, holds approximately 34.66% of the issued ordinary share capital of ITC Corporation Limited.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries,

### GENERAL INFORMATION

The Agreement constitutes a discloseable transaction under Chapter 14 of the Listing Rules.

A circular will be despatched to shareholders containing further details of the Agreement.

The Group is principally engaged in the trading of computer related products and consumer electronic products, the manufacturing, distribution and marketing of data storage media (primarily floppy disks, CD-R, CD-RW and DVD), the distribution and marketing of computer accessories and storage media drives, scanners, audio and video cassettes, minidisks, household electronic products and telecommunication accessories, and the trading of securities and property development and trading. The Group also made strategic investments in supply of household consumer products and other businesses.

### DEFINITIONS

The following terms are used in this announcement within the meanings set opposite them:-

| | |
|---|---|
| "Agreement" | the conditional sale and purchase agreement dated 9th March, 2006 entered into by the Vendor and the Purchaser in relation to sale and purchase of the Sale Share; |
| "BEA Loan" | a loan in the principal amount of HK$93,000,000 made by The Bank of East Asia Limited to the Vendor, secured by a mortgage on the Property; |
| "Capital Strategic" | Capital Strategic Investment Limited, a company incorporated in Bermuda and whose shares are listed on the main board of the Stock Exchange; |
| "Company" | Hanny Holdings Limited, a company incorporated in Bermuda, whose shares are listed on the main board of the Stock Exchange; |
| "Completion" | completion of the Agreement; |

The Vendor is not a Connected Person of the Company and is otherwise independent of the Company and Connected Persons of the Company.

The Vendor is an investment holding company and a wholly-owned subsidiary of Capital Strategic.

Rapid Growth is an investment holding vehicle. Rapid Growth wholly-owns Metrorich. Metrorich and Rapid Growth hold 49% and 51% respectively of the issued share capital of Island Town. Island Town holds the Property. The Property is mortgaged to The Bank of East Asia Limited as security for the BEA Loan. On Completion, the Vendor shall deliver written consent from The Bank of East Asia Limited for the transfer of the Sale Share contemplated in this Agreement to the Purchaser. Prior to the Completion, all guarantees given by Capital Strategic to secure BEA Loan will be released and will after Completion be substituted by a corporate guarantee to be provided by the Company.

After Completion of the Agreement, Rapid Growth will be wholly-owned by the Purchaser.

Based on the unaudited consolidated financial statements of RG Group for the year ended 31st March, 2005, the net liability of the RG Group is approximately HK$8.2 million and the net profit after taxation is approximately HK$2.8 million. The profit of RG Group was derived from rental income of the Property.

Based on the unaudited consolidated financial statements of the RG Group for the year ended 31st March, 2004, the net liability of the RG Group is approximately HK$11.0 million and net loss after taxation of the RG Group is approximately HK$1.7 million.

An independent valuer has valued the Property at HK$133,000,000 as at 6th March, 2006.

**Consideration:**

The consideration payable by the Purchaser under the Agreement was arrived at after arm's length negotiation between the Vendor and the Purchaser based on the valuation report and the market price of commercial properties with similar conditions in the same vicinity.

The consideration will be funded by the Company's internal resources.

The consideration payable to the Vendor under the Agreement is HK$39,054,194 (subject to adjustment) and shall be satisfied as follows:

(i) HK$2,000,000 upon signing of the Agreement; and

(ii) upon Completion, the balance of the consideration (i.e. HK$37,054,194) is to be adjusted upwards and downwards on a dollar for dollar basis, by an amount which the net asset value (excluding shareholder's loan) of the RG Group as shown in the Completion Accounts is greater or less than HK$37,054,194.

In the event that the Completion Accounts has not been agreed on or before the Completion Date, an amount equal to HK$37,054,194 shall be paid by the Purchaser to the Vendor on Completion. Any excess paid on Completion shall be returned by the Vendor to the Purchaser without interest and any shortfall shall be paid by the Purchaser to the Vendor without interest, either immediately on agreement of the Completion Account or within 7 days from an independent audit of the Completion Accounts if there is disagreement on the Completion Accounts.

**REASONS FOR AND BENEFITS OF THE TRANSACTION**

The Agreement provides a good opportunity for the Company to invest in the Property in view of current market conditions. It is intended that approximately half of the Property will be used by the Company for relocation of its head office to a more convenient location for management. The remaining half of the Property is intended to be held for rental purpose and is expected to provide the Company with an ongoing income stream.

| | |
|---|---|
| "Completion Accounts" | the unaudited consolidated balance sheet of the RG Group as at the date of Completion and the unaudited consolidated profit and loss account of the RG Group in respect of the accounting reference period of the RG Group ended on the date of Completion; |
| "Connected Person(s)" | has the meaning ascribed thereto in the Listing Rules; |
| "Directors" | the directors of the Company; |
| "Group" | the Company and its subsidiaries; |
| "Island Town" | Island Town Limited, a company incorporated in Hong Kong; |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange; |
| "Metrorich" | Metrorich Worldwide Ltd., a company incorporated in the British Virgin Islands; |
| "Property" | 31st Floor, Bank of America Tower, 12 Harcourt Road and four car park spaces on the fourth floor of that building; |
| "Purchaser" | Best Position Limited, a company incorporated in the British Virgin Islands and an indirect wholly-owned subsidiary of the Company; |
| "RG Group" | Rapid Growth and its subsidiaries; |
| "Rapid Growth" | Rapid Growth Profits Limited, a company incorporated in the British Virgin Islands; |
| "Sale Share" | 1 share, representing the entire issued share capital of Rapid Growth; |
| "Shareholder's Loan" | all amounts due from Island Town to the Vendor as at the date of Completion; |
| "Stock Exchange" | the Stock Exchange of Hong Kong Limited; and |
| "Vendor" | Asset Manage Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of Capital Strategic. |

*As at the date of this announcement, the Directors are as follows:–*

*Executive Directors:–*
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

*Independent Non-executive Directors:–*
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

By order of the board of directors of
**Hanny Holdings Limited**
**Dr. Chan Kwok Keung, Charles**
*Chairman*

Hong Kong, 9th March, 2006

# HANNY HOLDINGS LIMITED

*(Incorporated in Bermuda with limited liability)*

**(Stock Code: 275)**

## DISCLOSEABLE TRANSACTION: DESPATCH OF CIRCULAR

The circular in relation to Agreement will be despatched on 27 March, 2006. The Company also wishes to clarify a typographical error in the Announcement in relation to the Agreement.

Reference is made to the Company's announcement ("Announcement") dated 9th March, 2006 in relation to the Agreement pursuant to which the Company, through its subsidiary agreed to acquire the Sale Share in Rapid Growth and the Shareholders Loan. Terms used in this announcement shall have the same meanings as ascribed thereto in the Announcement.

The Company wishes to announce that the circular in relation to the Agreement will be despatched on 27th March, 2006.

The Company also wishes to clarify a typographical error in the Announcement as follows.

Upon Completion, the balance of the consideration (i.e. HK$37,054,194) is to be adjusted upwards and downwards on a dollar for dollar basis, by an amount which the net asset value (excluding shareholder's loan) of the RG Group as shown in the Completion Accounts is greater or less than HK$39,054,194 (not HK$37,054,194 being a typographical error in the Announcement dated 9th March, 2006).

As at the date of this announcement, the Directors are as follows:–

*Executive Directors:–*
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

*Independent Non-executive Directors:–*
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

By order of the board of directors of
Hanny Holdings Limited
**Kam Yiu Sai, Florence**
*Company Secretary*

Hong Kong, 24th March, 2006

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**If you are in any doubt** as to any aspect of this circular or as to the action to be taken, you should immediately consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or transferred** all your shares in **HANNY HOLDINGS LIMITED**, you should at once hand this circular to the purchaser or the transferee or to the bank, the licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.



HANNY

VISIONS AHEAD

# HANNY HOLDINGS LIMITED

*(Incorporated in Bermuda with limited liability)*

**Stock Code: 275**



## DISCLOSEABLE TRANSACTION

27th March, 2006

# CONTENTS

*In this circular, unless the context otherwise requires, the following expressions have the following meanings:*

| | |
|---|---|
| "Agreement" | the conditional sale and purchase agreement dated 9th March, 2006 entered into by the Vendor and the Purchaser in relation to sale and purchase of the Sale Share |
| "Announcement" | the announcement dated 9th March, 2006 issued by the Company in relation to the Agreement |
| "BEA Loan" | a loan in the principal amount of HK$93 million made by The Bank of East Asia Limited to the Vendor, secured by a mortgage on the Property |
| "Board" | the board of Directors |
| "Capital Strategic" | Capital Strategic Investment Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange |
| "Company" | Hanny Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange |
| "Completion" | completion of the Agreement |
| "Completion Accounts" | the unaudited consolidated balance sheet of the RG Group as at the date of Completion and the unaudited consolidated profit and loss account of the RG Group in respect of the accounting reference period of the RG Group ended on the date of Completion |
| "Connected Person(s)" | has the meaning ascribed thereto in the Listing Rules |
| "Directors" | the directors of the Company |
| "Group" | the Company and its subsidiaries |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "Hong Kong" | the Hong Kong Special Administrative Region of the People's Republic of China |
| "Island Town" | Island Town Limited, a company incorporated in Hong Kong |
| "Latest Practicable Date" | 22nd March, 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained therein |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange |
| "Metrorich" | Metrorich Worldwide Ltd., a company incorporated in the British Virgin Islands |

| | |
|---|---|
| "Property" | 31st Floor, Bank of America Tower, 12 Harcourt Road, Hong Kong and four car park spaces on the fourth floor of that building |
| "Purchaser" | Best Position Limited, a company incorporated in the British Virgin Islands and an indirect wholly-owned subsidiary of the Company |
| "RG Group" | Rapid Growth and its subsidiaries |
| "Rapid Growth" | Rapid Growth Profits Limited, a company incorporated in the British Virgin Islands |
| "Sale Share" | 1 share, representing the entire issued share capital of Rapid Growth |
| "Shareholder's Loan" | all amounts due from Island Town to the Vendor as at the date of Completion |
| "Shareholders" | shareholders of the Company |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Vendor" | Asset Manage Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of Capital Strategic |

HANNY
VISIONS AHEAD

# HANNY HOLDINGS LIMITED

*(Incorporated in Bermuda with limited liability)*
**Stock Code: 275**

*Executive Directors:*
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

*Independent Non-executive Directors:*
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

*Registered Office:*
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

*Head office and principal place of business in Hong Kong:*
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

27th March, 2006

*To the Shareholders and,*
*for information only, to the holders of share options granted under the Company's share option scheme*

Dear Sir or Madam,

## DISCLOSEABLE TRANSACTION

### INTRODUCTION

It was stated in the Announcement that on 9th March, 2006, the Vendor entered into the Agreement with the Purchaser pursuant to which the Vendor conditionally agreed to sell and the Purchaser agreed to purchase the Sale Share in Rapid Growth, representing the entire issued share capital of Rapid Growth and the Shareholder's Loan at the sale price of HK$39,054,194.

The Agreement constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. This document contains details of the Agreement as required under the Listing Rules.

### THE AGREEMENT

| | |
|---|---|
| Date: | 9th March, 2006 |
| Parties to the Agreement: | Asset Manage Limited as Vendor<br>Best Position Limited as Purchaser |

The Vendor agreed to sell and the Purchaser agreed to purchase (1) the Sale Share representing the entire issued share capital of Rapid Growth and (2) the Shareholder's Loan for a consideration of HK$39,054,194.

**Condition:**

Completion of the Agreement is subject to the Purchaser being satisfied with the result of the due diligence review of the RG Group to be conducted by the Purchaser within 14 days of the signing of the Agreement.

If the condition is not satisfied on or before 24th March, 2006, either party can give notice to the other (provided it is not in breach of certain terms therein) to terminate the Agreement and the parties shall not have any further claims against each other, save in respect of antecedent breaches and the Vendor shall forthwith return all amounts received by it under the Agreement to the Purchaser, without interest. Completion will take place on 28th March, 2006 or such other day as the parties may agree in writing.

**Rapid Growth:**

As at the Latest Practicable Date, ITC Corporation Limited, a substantial shareholder of the Company, which holds approximately 24.28% of the issued share capital of the Company, holds approximately 8.18% of the issued share capital of Capital Strategic. Dr. Chan Kwok Keung, Charles, the chairman of the Company, holds approximately 34.66% of the issued ordinary share capital of ITC Corporation Limited.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, the Vendor is not a Connected Person of the Company and is otherwise independent of the Company and Connected Persons of the Company.

The Vendor is an investment holding company and a wholly-owned subsidiary of Capital Strategic.

Rapid Growth is an investment holding vehicle. Rapid Growth wholly-owns Metrorich. Metrorich and Rapid Growth hold 49% and 51% respectively of the issued share capital of Island Town. Island Town holds the Property. The Property is mortgaged to The Bank of East Asia Limited as security for the BEA Loan. On Completion, the Vendor shall deliver written consent from The Bank of East Asia Limited for the transfer of the Sale Share contemplated in this Agreement to the Purchaser. Prior to the Completion, all guarantees given by Capital Strategic to secure BEA Loan will be released and will after Completion be substituted by a corporate guarantee to be provided by the Company with the Company's obligation thereunder not exceeding all amounts (including the principal and interest) due under the agreements relating to the BEA loan.

After Completion, Rapid Growth will be wholly-owned by the Purchaser.

Based on the unaudited consolidated financial statements of RG Group for the year ended 31st March, 2005, the net liability of the RG Group is approximately HK$8.2 million and the net profit after taxation is approximately HK$2.8 million. The profit of RG Group was derived from rental income of the Property.

Based on the unaudited consolidated financial statements of the RG Group for the year ended 31st March, 2004, the net liability of the RG Group is approximately HK$11.0 million and net loss after taxation of the RG Group is approximately HK$1.7 million.

An independent valuer has valued the Property at HK$133.0 million as at 6th March, 2006.

**Consideration:**

The consideration payable by the Purchaser under the Agreement was arrived at after arm's length negotiations between the Vendor and the Purchaser based on the valuation report and the market price of commercial properties with similar conditions in the same vicinity.

The consideration will be funded by the Company's internal resources.

The consideration payable to the Vendor under the Agreement is HK$39,054,194 (subject to adjustment) and shall be satisfied as follows:

(i) HK$2,000,000 upon signing of the Agreement; and

(ii) upon Completion, the balance of the consideration (i.e. HK$37,054,194) is to be adjusted upwards and downwards on a dollar for dollar basis, by an amount which the net asset value (excluding shareholder's loan) of the RG Group as shown in the Completion Accounts is greater or less than HK$39,054,194.

In the event that the Completion Accounts has not been agreed on or before the Completion Date, an amount equal to HK$37,054,194 shall be paid by the Purchaser to the Vendor on Completion. Any excess paid on Completion shall be returned by the Vendor to the Purchaser without interest and any shortfall shall be paid by the Purchaser to the Vendor without interest, either immediately on agreement of the Completion Account or within 7 days from an independent audit of the Completion Accounts if there is disagreement on the Completion Accounts.

On the basis that approximately half of the Property will be retained for the Group's own use as head office and the remaining half of the Property will be rented out, it is estimated rental income of approximately HK$3.4 million will be generated yearly. Since the consideration paid was determined by reference to the market value of the Property, the transaction is not expected to have a significant effect on the earnings and the net asset value of the Group.

## REASONS FOR AND BENEFITS OF THE TRANSACTION

The Agreement provides a good opportunity for the Company to invest in the Property in view of current market conditions. It is intended that approximately half of the Property will be used by the Company for relocation of its head office to a more convenient location for management. The remaining half of the Property is intended to be held for rental purpose and is expected to provide the Company with an ongoing income stream.

## GENERAL INFORMATION

The Agreement constitutes a discloseable transaction under Chapter 14 of the Listing Rules.

The Group is principally engaged in the trading of computer related products and consumer electronic products, the manufacturing, distribution and marketing of data storage media (primarily floppy disks, CD-R, CD-RW and DVD), the distribution and marketing of computer accessories and storage media drives, scanners, audio and video cassettes, minidisks, household electronic products and telecommunication accessories, and the trading of securities and property trading. The Group also made strategic investments in supply of household consumer products and other businesses.

Your attention is drawn to the general information regarding the Group which is required to be included in this circular under the Listing Rules as set out in the appendix of this circular.

Yours faithfully,
For and on behalf of the Board of
**Hanny Holdings Limited**
**Dr. Chan Kwok Keung, Charles**
*Chairman*

## RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

## DISCLOSURE OF INTERESTS

### (i) Directors' interests and short positions in the shares, underlying shares and debentures of the Company

As at the Latest Practicable Date, the interests and short positions of the Directors of the Company in the shares, underlying shares and debentures of the Company and its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"), or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, were as follows:

(a) *Interests in the shares of the Company*

| Name of Director | Long position/ Short position | Capacity | Nature of interest | No. of shares held in the Company | Approximate % of the issued share capital of the Company |
|---|---|---|---|---|---|
| Dr. Chan Kwok Keung, Charles ("Dr. Chan") *(Notes 1&2)* | Long position | Beneficial owner | Personal interest | 1,600,000 | 0.67% |
| | Long position | Interest of controlled corporation | Corporate interest | 57,614,948 | 24.28% |
| Dr. Yap, Allan *(Note 3)* | Long position | Beneficial owner | Personal interest | 1,600,000 | 0.67% |
| Mr. Lui Siu Tsuen Richard | Long position | Beneficial owner | Personal interest | 3,350,000 | 1.41% |

*Notes:*

1. This interest does not include interests in underlying shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Chan in the Company.

2. Dr. Chan is deemed to have a corporate interest in 57,614,948 shares by virtue of his interest in Chinaview International Limited ("Chinaview"). This interest was detailed and duplicated with the interests as shown in the paragraph "Interests and short positions of Shareholders discloseable under the SFO" below.

3. This interest does not include interests in underlying shares of equity derivatives of the Company. This interests needs to be aggregated with those set out in sub-paragraph (b) below to give the total interests of Dr. Yap, Allan in the Company.

(b) *Interests in equity derivatives (as defined in the SFO) of the Company*

| Name of Director | Long position/ Short position | Capacity | Nature of interest | Exercisable period | Number of share options | Exercise price per share *HK$* | Approximate % of the issued share capital of the Company |
|---|---|---|---|---|---|---|---|
| Dr. Chan | Long position | Beneficial owner | Personal interest | 8.31.2001 to 8.30.2006 | 4,000,000 | 2.9888 | 1.68% |
| Dr. Yap, Allan | Long position | Beneficial owner | Personal interest | 8.31.2001 to 8.30.2006 | 3,250,000 | 2.9888 | 1.36% |

(c) *Interests in associated corporation (as defined in the SFO) of the Company*

Interests in PSC Corporation Ltd ("PSC")

| Name of Director | Long position/ Short position | Capacity | Nature of interest | Exercisable period | No. of share options held in PSC | Exercise price per share *S$* | Approximate % of the issued share capital of the PSC |
|---|---|---|---|---|---|---|---|
| Dr. Yap, Allan | Long position | Beneficial owner | Personal interest | 8.20.2004 to 8.19.2013 | 5,000,000 | 0.086 | 0.27% |
| Mr. Lui Siu Tsuen, Richard | Long position | Beneficial owner | Personal interest | 8.20.2004 to 8.19.2013 | 2,000,000 | 0.086 | 0.11% |

Save as disclosed above, as at the Latest Practicable Date, none of the Directors of the Company had: (a) under Divisions 7 and 8 of Part XV of the SFO, nor were they taken or deemed to have under such provisions of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO); (b) any interests which are required to be entered into the register kept by the Company pursuant to Section 352 of the SFO; or (c) any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

### (ii) Interests and short positions of Shareholders discloseable under the SFO

So far as is known to the Directors of the Company, as at the Latest Practicable Date, the following persons had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO:–

*(a) Interests in the shares of the Company*

| Name of Shareholder | Long position/ Short position | Capacity | No. of shares of the Company held | Number of underlying shares (unlisted equity derivatives of the Company) held | Approximate % of the issued share capital of the Company |
|---|---|---|---|---|---|
| Ms. Ng Yuen Lan, Macy *(Note)* | Long position | Interest of spouse | 57,614,948 | – | 24.28% |
| Ms. Ng Yuen Lan, Macy *(Note)* | Long position | Interest of spouse | 1,600,000 | 4,000,000 | 2.36% |
| Dr. Chan *(Note)* | Long position | Interest of controlled corporation | 57,614,948 | – | 24.28% |
| Dr. Chan *(Note)* | Long position | Beneficial owner | 1,600,000 | 4,000,000 | 2.36% |
| Chinaview *(Note)* | Long position | Interest of controlled corporation | 57,614,948 | – | 24.28% |
| Galaxyway Investments Limited ("Galaxyway") *(Note)* | Long position | Interest of controlled corporation | 57,614,948 | – | 24.28% |
| ITC Corporation Limited ("ITC") *(Note)* | Long position | Interest of controlled corporation | 57,614,948 | – | 24.28% |
| ITC Investment Holdings Limited ("ITC Investment") *(Note)* | Long position | Interest of controlled corporation | 57,614,948 | – | 24.28% |

| Name of Shareholder | Long position/ Short position | Capacity | No. of shares of the Company held | Number of underlying shares (unlisted equity derivatives of the Company) held | Approximate % of the issued share capital of the Company |
|---|---|---|---|---|---|
| Mankar Assets Limited ("Mankar") *(Note)* | Long position | Interest of controlled corporation | 57,614,948 | – | 24.28% |
| Famex Investment Limited ("Famex") *(Note)* | Long position | Beneficial owner | 57,614,948 | – | 24.28% |
| Deutsche Bank Aktiengesellschaft | Long position | Beneficial owner | 2,774,585 | – | 1.16% |
| Deutsche Bank Aktiengesellschaft | Long position | Security interest | 20,642,434 | – | 8.70% |
| Christian Emil Toggenburger | Long position | Beneficial owner | 16,944,541 | – | 7.14% |
| Christian Emil Toggenburger | Long position | Interests held jointly with another person | 4,400,464 | – | 1.85% |
| Aeneas Capital Management LP | Long position | Investment manager | 11,896,000 | – | 5.01% |

*Note:*

Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC. Galaxyway, a wholly-owned subsidiary of Chinaview, owns more than one-third of the issued ordinary share capital of ITC. Dr. Chan owns the entire issued share capital of Chinaview. Ms. Ng Yuen Lan, Macy is the spouse of Dr. Chan. Mankar, ITC Investment, ITC, Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 57,614,948 shares of the Company which are held by Famex. Ms. Ng Yuen Lan, Macy is deemed to be interested in 1,600,000 shares and 4,000,000 underlying shares (in respect of unlisted equity derivatives) of the Company held by Dr. Chan.

*(b) Substantial shareholding in other members of the Group*

As at the Latest Practicable Date, so far as is known to the Directors of the Company, the following are parties, other than a Director, who are, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

| Name of subsidiary | Name of Shareholder | % of the issued share capital |
|---|---|---|
| Digital Communications Limited | Global 2000 Management Limited | 40% |
| Memorex Holdings Limited | Global Media Limited | 35% |
| Sino Partner Holdings Limited | Tian Pu Jun | 17% |

Save as disclosed above, the Directors of the Company are not aware that there is any party (not being a Director of the Company) who, as at the Latest Practicable Date, had an interest or short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such shares.

## LITIGATION

As at the Latest Practicable Date, none of the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against the Company or any of its subsidiaries.

## SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has a service agreement with the Company which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

## DIRECTORS' INTEREST IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors and his/her respective associates was considered to have an interest in a business which competes or is likely to compete, either directly or indirectly, with the business of the Group other than those businesses to which the Directors and his/her associates were appointed to represent the interests of the Company and/or the Group.

## MISCELLANEOUS

a. In the event of any inconsistency, the English text of this circular shall prevail over the Chinese text.

b. The qualified accountant of the Company is Mr. Lui Siu Tsuen, Richard, who is a fellow member of The Hong Kong Institute of Certified Public Accountants.

c. The company secretary of the Company is Ms. Kam Yiu Sai Florence, who is an associate member of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

d. The registered office of the Company is situated at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and the head office and the principal place of business of the Company in Hong Kong is at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

e. The Hong Kong branch share registrar and transfer office of the Company is Secretaries Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

## 其他事項

a. 本通函之中、英文版本如有歧異，須以英文版本為準。

b. 本公司之合資格會計師為呂兆泉先生，彼為香港會計師公會之資深會員。

c. 本公司之公司秘書為甘瑤斯女士，彼為英國特許秘書及行政人員公會及香港特許秘書公會之會員。

d. 本公司之註冊辦事處設於Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，而本公司之總辦事處及香港主要營業地點則設於香港九龍觀塘鴻圖道51號保華企業中心8樓。

e. 本公司之香港股份過戶登記分處為秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘滙中心26樓。

(b) 本集團其他成員公司之主要股權

於最後實際可行日期，就本公司董事所知悉，以下人士（董事除外）直接或間接有權在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值中擁有10%或以上之權益：

| 附屬公司名稱 | 股東名稱 | 已發行股本百分比 |
|---|---|---|
| Digital Communications Limited | Global 2000 Management Limited | 40% |
| Memorex Holdings Limited | Global Media Limited | 35% |
| Sino Partner Holdings Limited | 田樸珺 | 17% |

除上文所披露者外，本公司董事並不知悉，於任何其他人士（並非本公司董事）於最後實際可行日期，於本公司股份及相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之權益或淡倉，或直接或間接有權在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值中擁有10%或以上之權益或擁有有關股份之任何購股權。

## 訴訟

於最後實際可行日期，本公司及其任何附屬公司概無涉及任何重大訴訟或仲裁，而就董事所知，本公司或其任何附屬公司亦無任何尚未了結或面臨任何重大訴訟或索償。

## 服務合約

於最後實際可行日期，各董事概無與本公司訂立任何本集團不可於一年內免付賠償（法定賠償除外）而終止之服務合約。

## 董事於競爭業務中之權益

除董事及其聯繫人士獲委任代表本公司及／或本集團擁有權益之業務外，於最後實際可行日期，概無董事及彼等各自之聯繫人士被視為擁有與本集團業務直接或間接競爭或可能競爭之任何業務之權益。

| 股東名稱 | 好倉／淡倉 | 身份 | 持有本公司股份數目 | 持有相關股份數目（本公司非上市股本衍生工具） | 佔本公司已發行股本概約百分比 |
|---|---|---|---|---|---|
| Mankar Assets Limited (「Mankar」) (附註) | 好倉 | 受控公司之權益 | 57,614,948 | – | 24.28% |
| 其威投資有限公司 (「其威」) (附註) | 好倉 | 實益擁有人 | 57,614,948 | – | 24.28% |
| Deutsche Bank Aktiengesellschaft | 好倉 | 實益擁有人 | 2,774,585 | – | 1.16% |
| Deutsche Bank Aktiengesellschaft | 好倉 | 證券權益 | 20,642,434 | – | 8.70% |
| Christian Emil Toggenburger | 好倉 | 實益擁有人 | 16,944,541 | – | 7.14% |
| Christian Emil Toggenburger | 好倉 | 與其他人士共同持有之權益 | 4,400,464 | – | 1.85% |
| Aeneas Capital Management LP | 好倉 | 投資經理 | 11,896,000 | – | 5.01% |

附註：

其威為Mankar之全資附屬公司。Mankar為ITC Investment之全資附屬公司，而ITC Investment則為德祥之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有德祥之三分之一以上已發行普通股本。陳博士擁有Chinaview全部已發行股本。伍婉蘭女士為陳博士之配偶。Mankar、ITC Investment、德祥、Galaxyway、Chinaview、陳博士及伍婉蘭女士被視為於其威持有之57,614,948股本公司股份中擁有權益。伍婉蘭女士被視為於陳博士持有之1,600,000股本公司股份及4,000,000股本公司相關股份（有關非上市股本衍生工具）中擁有權益。

## (ii) 根據證券及期貨條例須予披露之股東權益及淡倉

就本公司董事所知悉，於最後實際可行日期，以下人士於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部條文而須向本公司披露或記錄於本公司根據證券及期貨條例第336條而存置之登記冊之權益或淡倉：－

(a) 於本公司股份之權益

| 股東名稱 | 好倉／淡倉 | 身份 | 持有本公司股份數目 | 持有相關股份數目（本公司非上市股本衍生工具） | 佔本公司已發行股本概約百分比 |
|---|---|---|---|---|---|
| 伍婉蘭女士（附註） | 好倉 | 配偶權益 | 57,614,948 | – | 24.28% |
| 伍婉蘭女士（附註） | 好倉 | 配偶權益 | 1,600,000 | 4,000,000 | 2.36% |
| 陳博士（附註） | 好倉 | 受控公司之權益 | 57,614,948 | – | 24.28% |
| 陳博士（附註） | 好倉 | 實益擁有人 | 1,600,000 | 4,000,000 | 2.36% |
| Chinaview（附註） | 好倉 | 受控公司之權益 | 57,614,948 | – | 24.28% |
| Galaxyway Investments Limited（「Galaxyway」）（附註） | 好倉 | 受控公司之權益 | 57,614,948 | – | 24.28% |
| 德祥企業集團有限公司（「德祥」）（附註） | 好倉 | 受控公司之權益 | 57,614,948 | – | 24.28% |
| ITC Investment Holdings Limited（「ITC Investment」）（附註） | 好倉 | 受控公司之權益 | 57,614,948 | – | 24.28% |

(b) 本公司股本衍生工具(定義見證券及期貨條例)之權益

| 董事姓名 | 好倉/淡倉 | 身份 | 權益性質 | 行使期間 | 購股權數目 | 每股行使價 港元 | 佔本公司已發行股本概約百分比 |
|---|---|---|---|---|---|---|---|
| 陳博士 | 好倉 | 實益擁有人 | 個人權益 | 二零零一年八月三十一日至二零零六年八月三十日 | 4,000,000 | 2.9888 | 1.68% |
| Yap, Allan博士 | 好倉 | 實益擁有人 | 個人權益 | 二零零一年八月三十一日至二零零六年八月三十日 | 3,250,000 | 2.9888 | 1.36% |

(c) 本公司相聯法團(定義見證券及期貨條例)之權益

普威集團有限公司(「普威集團」)之權益

| 董事姓名 | 好倉/淡倉 | 身份 | 權益性質 | 行使期間 | 持有普威集團購股權數目 | 每股行使價 新加坡元 | 佔普威集團已發行股本概約百分比 |
|---|---|---|---|---|---|---|---|
| Yap, Allan博士 | 好倉 | 實益擁有人 | 個人權益 | 二零零四年八月二十日至二零一三年八月十九日 | 5,000,000 | 0.086 | 0.27% |
| 呂兆泉先生 | 好倉 | 實益擁有人 | 個人權益 | 二零零四年八月二十日至二零一三年八月十九日 | 2,000,000 | 0.086 | 0.11% |

除上文所披露者外,於最後實際可行日期,本公司董事概無:(a)根據證券及期貨條例第XV部第7及8分部或根據證券及期貨條例之有關條文被視作或當作於本公司或任何相聯法團(依據證券及期貨條例第XV部之定義)之股份、相關股份或債券中擁有任何權益或淡倉;(b)根據證券及期貨條例第352條須載入本公司存置之登記冊之任何權益;或(c)須根據標準守則通知本公司及聯交所之任何權益。

## 責任聲明

本通函所載資料乃遵照上市規則而提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知及所確信，本通函並無遺漏任何其他事實，導致其所載之任何聲明有所誤導。

## 權益披露

### (i) 董事於本公司之股份、相關股份及債券中之權益及淡倉

於最後實際可行日期，本公司董事於本公司及其相聯法團（依據證券及期貨條例（「證券及期貨條例」）第XV部之定義）之股份、相關股份及債券中擁有：(a)須根據證券及期貨條例第XV部第7及8分部或根據上市發行人董事進行證券交易之標準守則（「標準守則」）通知本公司及聯交所之權益及淡倉（包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉）；或(b)根據證券及期貨條例第352條須載入本公司存置之登記冊之權益及淡倉如下：

(a) 於本公司股份之權益

| 董事姓名 | 好倉／淡倉 | 身份 | 權益性質 | 持有本公司股份數目 | 佔本公司已發行股本概約百分比 |
|---|---|---|---|---|---|
| 陳國強博士（「陳博士」） | 好倉 | 實益擁有人 | 個人權益 | 1,600,000 | 0.67% |
| （附註1及2） | 好倉 | 受控公司之權益 | 公司權益 | 57,614,948 | 24.28% |
| Yap, Allan博士（附註3） | 好倉 | 實益擁有人 | 個人權益 | 1,600,000 | 0.67% |
| 呂兆泉先生 | 好倉 | 實益擁有人 | 個人權益 | 3,350,000 | 1.41% |

附註：

1. 該權益不包括本公司股本衍生工具之相關股份權益。該權益須與下文分段(b)所載權益一併計算，以計算陳博士於本公司之權益總額。

2. 陳博士因在Chinaview International Limited（「Chinaview」）擁有權益而被視為擁有57,614,948股股份之公司權益。該權益已在下文「根據證券及期貨條例須予披露之股東權益及淡倉」一段詳述及重複。

3. 該權益不包括本公司股本衍生工具之相關股份權益。該權益須與下文分段(b)所載權益一併計算，以計算Yap, Allan博士於本公司之權益總額。

代價將由本公司之內部資源撥付。

根據協議應付賣方之代價為39,054,194港元（可予調整），並按以下方式支付：

(i) 2,000,000港元於簽署協議時支付；及

(ii) 完成時，代價餘額（即37,054,194港元）將就完成賬目所示RG集團資產淨值（不包括股東貸款）高於或低於39,054,194港元之數額而按等額基準向上及向下調整。

倘完成賬目於完成日期或之前尚未協定，則買方須於完成時向賣方支付相等於37,054,194港元之款項。於完成時已支付之任何超出之數須由賣方不計利息退還予買方，而任何不足額將由買方於協定完成賬目後即時或（倘未能協定完成賬目）獨立審核完成賬目起計7日內，不計利息支付予賣方。

基於該物業約一半將由本集團自用，作為其總辦事處，而該物業另一半將會租出，預期每年可帶來約3,400,000港元之租金收入。由於支付的代價乃經參考該物業之市值而釐定，故預期該交易對本集團之盈利及資產淨值將無重大影響。

## 進行交易之理由及效益

鑑於目前市況，協議可為本公司提供投資該物業之良機。本公司計劃利用該物業約一半作為其總辦事處之新址，透過其更佳之地理位置以方便管理。該物業之另一半擬持有作租賃用途，預期可為本公司帶來持續收入來源。

## 一般資料

根據上市規則第14章，協議構成本公司之須予披露交易。

本集團主要從事電腦相關產品及消費電子產品之貿易，生產、分銷及推廣數據儲存媒體（主要為電腦磁碟、一次收錄光碟、可重寫光碟及數碼視像光碟）、分銷及推廣電腦配件及儲存媒體驅動器、掃瞄器、影音盒帶、微型光碟、家庭電子產品及電訊配件、證券買賣，以及物業買賣。本集團亦於提供家居消費產品及其他業務中作出策略性投資。

務請 閣下注意本通函附錄所載根據上市規則須予載入本通函有關本集團之一般資料。

此 致

列位股東 台照
及僅供根據本公司
購股權計劃授出之購股權之
持有人 參照

承董事會命
**錦興集團有限公司**
主席
**陳國強博士**
謹啟

二零零六年三月二十七日

**條件：**

協議須待買方信納其於簽署協議起計14日內對RG集團進行之盡職審查結果後，方告完成。

倘條件未能於二零零六年三月二十四日或之前達成，各訂約方（只要未有違反協議所載之若干條款）可向另一方發出通知以終止協議，訂約方將不得向對方提出任何其他索償（涉及事先違反者除外），而賣方須即時不計利息退還其根據協議收取之所有款項予買方。協議將於二零零六年三月二十八日或訂約方可能書面協定之其他日期落實完成。

**Rapid Growth：**

於最後實際可行日期，本公司之主要股東德祥企業集團有限公司持有本公司已發行股本約24.28%，並持有資本策略已發行股本約8.18%。本公司主席陳國強博士持有德祥企業集團有限公司已發行普通股股本約34.66%。

於作出一切合理查詢後，據董事所知、所得資料及所信，賣方並非本公司之關連人士，且獨立於本公司及本公司之關連人士。

賣方為一家投資控股公司，並為資本策略之全資附屬公司。

Rapid Growth為一項投資控股工具。Rapid Growth全資擁有Metrorich。Metrorich及Rapid Growth分別持有倫都已發行股本49%及51%。倫都持有該物業。該物業已按揭予東亞銀行有限公司作為東亞銀行貸款之抵押品。完成時，賣方須向買方交付東亞銀行有限公司就本協議項下擬轉讓待售股份而發出之書面同意。資本策略為抵押東亞銀行貸款而提供之所有擔保，將於完成前解除，並於完成後由本公司根據本公司於其中之責任而將予提供之公司擔保代替，惟不會多於根據有關東亞銀行貸款協議應付之所有款額（包括本金及利息）。

完成後，Rapid Growth將由買方全資擁有。

根據RG集團截至二零零五年三月三十一日止年度之未經審核綜合財務報表，RG集團之負債淨額約為8,200,000港元，而除稅後純利約為2,800,000港元。RG集團之溢利源自該物業之租金收入。

根據RG集團截至二零零四年三月三十一日止年度之未經審核綜合財務報表，RG集團之負債淨額約為11,000,000港元，而RG集團之除稅後虧損淨額約為1,700,000港元。

獨立估值師估計該物業於二零零六年三月六日之估值為133,000,000港元。

**代價：**

買方根據協議應付之代價，乃賣方與買方根據估值報告及同一地區類似狀況之商用物業之市價，經公平磋商後釐定。

HANNY VISIONS AHEAD

# HANNY HOLDINGS LIMITED
# 錦興集團有限公司*

(於百慕達註冊成立之有限公司)

**股份代號:275**

執行董事:
陳國強博士(主席)
Yap, Allan博士(董事總經理)
呂兆泉先生(副董事總經理)

獨立非執行董事:
袁天凡先生
郭嘉立先生
黃景霖先生
冼志輝先生

註冊辦事處:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點:
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

敬啟者:

## 須予披露交易

### 緒言

誠如公布所述,於二零零六年三月九日,賣方與買方訂立協議,據此,賣方有條件同意出售而買方同意收購Rapid Growth之待售股份(佔Rapid Growth全部已發行股本)及股東貸款,銷售價為39,054,194港元。

根據上市規則第14章,協議構成本公司之須予披露交易。本文件載有上市規則所規定之協議詳情。

### 協議

日期　:　二零零六年三月九日

協議訂約方　:　Asset Manage Limited,作為賣方
Best Position Limited,作為買方

賣方同意出售而買方同意收購(1)待售股份(佔Rapid Growth全部已發行股本)及(2)股東貸款,代價為39,054,194港元。

* 中文名稱僅供識別

| | | |
|---|---|---|
| 「該物業」 | 指 | 香港夏慤道12號美國銀行中心31樓及該樓宇4樓之四個泊車位 |
| 「買方」 | 指 | Best Position Limited，於英屬處女群島註冊成立之公司，為本公司之間接全資附屬公司 |
| 「RG集團」 | 指 | Rapid Growth及其附屬公司 |
| 「Rapid Growth」 | 指 | Rapid Growth Profits Limited，於英屬處女群島註冊成立之公司 |
| 「待售股份」 | 指 | 1股股份，佔Rapid Growth全部已發行股本 |
| 「股東貸款」 | 指 | 倫都於完成日期欠負賣方之所有款項 |
| 「股東」 | 指 | 本公司股東 |
| 「聯交所」 | 指 | 香港聯合交易所有限公司 |
| 「賣方」 | 指 | Asset Manage Limited，於英屬處女群島註冊成立之公司，為資本策略之全資附屬公司 |

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

| | | |
|---|---|---|
| 「協議」 | 指 | 賣方與買方就買賣待售股份於二零零六年三月九日訂立之有條件買賣協議 |
| 「公布」 | 指 | 本公司日期為二零零六年三月九日就協議刊發之公布 |
| 「東亞銀行貸款」 | 指 | 東亞銀行有限公司向賣方借出本金額為93,000,000港元之貸款，以該物業之按揭作抵押 |
| 「董事會」 | 指 | 董事會 |
| 「資本策略」 | 指 | 資本策略投資有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市 |
| 「本公司」 | 指 | 錦興集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市 |
| 「完成」 | 指 | 完成協議 |
| 「完成賬目」 | 指 | RG集團於完成日期之未經審核綜合資產負債表，以及RG集團截至完成日期止會計參考期間之未經審核綜合損益賬 |
| 「關連人士」 | 指 | 具上市規則所賦予之涵義 |
| 「董事」 | 指 | 本公司董事 |
| 「本集團」 | 指 | 本公司及其附屬公司 |
| 「港元」 | 指 | 港元，香港法定貨幣 |
| 「香港」 | 指 | 中華人民共和國香港特別行政區 |
| 「倫都」 | 指 | 倫都有限公司，於香港註冊成立之公司 |
| 「最後實際可行日期」 | 指 | 二零零六年三月二十二日，即本通函付印前為確定其所載若干資料之最後實際可行日期 |
| 「上市規則」 | 指 | 聯交所證券上市規則 |
| 「Metrorich」 | 指 | Metrorich Worldwide Ltd.，於英屬處女群島註冊成立之公司 |

# 目　錄

頁次

此乃要件　請即處理

**閣下如**對本通函各方面或對應採取之行動**有任何疑問**，應立即諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已將**名下之**錦興集團有限公司**股份全部**售出或轉讓**，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

HANNY
VISIONS AHEAD

# HANNY HOLDINGS LIMITED
# 錦興集團有限公司*

（於百慕達註冊成立之有限公司）

股份代號：275

# 須予披露交易

二零零六年三月二十七日

* 中文名稱僅供識別

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司
*(Incorporated in Bermuda with limited liability)*

RECEIVED
2006 JUN 12 P 12:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 29 May 2006

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

**BY AIRMAIL**

Dear Sirs,

**HANNY HOLDINGS LIMITED ("Company")**
**- ISIN US 41068T2087**

We enclose the following announcements/circular issued by the Company during the month of April 2006 for filing under the ISIN US 41068T2087:

| | Date | Document type | Subject matter |
|---|---|---|---|
| 1. | 10 April 2006 | Announcement | Very substantial disposal: Despatch of circular |
| 2. | 10 April 2006 | Announcement | Notice of special general meeting |
| 3. | 27 April 2006 | Announcement | Very substantial disposal: Results of special general meeting |
| 4. | 27 April 2006 | Joint Announcement | Discloseable transaction in relation to Hanny's undertaking and the underwriting agreement |
| 5. | 28 April 2006 | Joint Announcement | Major transaction: Subscription of convertible notes and resumption of trading |
| 6. | 10 April 2006 | Circular | Very substantial disposal |

Thank you for your attention.

Yours faithfully,
*For and on behalf of*
HANNY HOLDINGS LIMITED

p.p. Florence Kam
Company Secretary

Encl


香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel: (852) 2372-0722 Fax: (852) 2598-0408 (General) / 2303-5574 (Accounts)

HANNY

# HANNY HOLDINGS LIMITED

*(Incorporated in Bermuda with limited liability)*
**(Stock Code: 275)**

## VERY SUBSTANTIAL DISPOSAL: DESPATCH OF CIRCULAR

The Company announces that the circular containing (i) further details of the Disposal; (ii) financial and other information of the Group; (iii) pro forma financial information of the Remaining Group; and (iv) notice of the SGM has been despatched to the Shareholders on 10 April 2006. The Company also wishes to clarify the payment and escrow arrangements of the Disposal upon Completion.

Reference is made to the announcements issued by Hanny Holdings Limited dated 26 January 2006 (the "Announcement") and 16 February 2006 in relation to a very substantial disposal by the Group of the assets of the Vendor that relate to the business of the design, development, marketing, distribution and sale of hardware, media and accessories used for storage of electronic data. Terms used herein shall have the same meanings as those defined in the Announcement unless the context requires otherwise.

The Company announces that the circular containing (i) further details of the Disposal; (ii) financial and other information of the Group; (iii) pro forma financial information of the Remaining Group; and (iv) notice of the SGM has been despatched to the Shareholders on 10 April 2006. The SGM will be held on 27 April 2006.

The Company also wishes to clarify the payment and escrow arrangements of the Disposal upon Completion. As disclosed in the Announcement, upon Completion, the Purchaser will place US$41,000,000 (equivalent to approximately HK$318,365,000) into two escrow accounts maintained with a bank which is independent of the Company. The Company wishes to clarify that such amount will be paid by the Purchaser out of the amounts payable on Completion to the Vendor (being the Initial Consideration after adjusting for an estimated amount of adjustment in relation to the Completion Date Net Current Asset Amount based on the estimated consolidated balance sheet of the Vendor and the Disposed Companies as at the Completion Date), and is not an amount additional to the Initial Consideration.

As at the date of this announcement, the Directors are as follows :

*Executive Directors :*
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

*Independent Non-executive Directors :*
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

By order of the board
**HANNY HOLDINGS LIMITED**
**Kam Yiu Sai, Florence**
*Company Secretary*

Hong Kong, 10 April 2006

# HANNY HOLDINGS LIMITED

*(Incorporated in Bermuda with limited liability)*

**(Stock Code: 275)**

## NOTICE OF SPECIAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN THAT** a special general meeting of Hanny Holdings Limited (the "Company") will be held at Conference Room, 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Thursday, 27 April 2006 at 10:00 a.m. for the purpose of considering and, if thought fit, passing, with or without amendments, the following ordinary resolution of the Company:

### ORDINARY RESOLUTION

"**THAT** the disposal (the "Disposal") to Imation Corp. (the "Purchaser") of (i) all assets of the Company's subsidiary, Memorex International Inc. (the "Vendor"), relating to the electronic data storage business of the Vendor; and (ii) Hanny Magnetics Europe Limited, Memorex Canada Ltd., Memorex Products Europe Limited, Memorex Products S.A.S., Memorex Products GmbH, Memorex Products (Taiwan) Inc. and Memorex Products, Inc., on the terms set out in a sale and purchase agreement (the "Agreement") dated 19 January 2006 entered into between the Vendor and the Purchaser, a copy of which has been produced and marked "A" and signed by the chairman of the meeting for the purpose of identification, be and is hereby approved."

By the Order of the Board
**Hanny Holdings Limited**
**Kam Yiu Sai, Florence**
*Company Secretary*

Hong Kong, 10 April 2006

*Registered Office:*
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

*Head office and principal place of business in Hong Kong:*
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

*As at the date of this announcement, the Board comprises of:*

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

*Independent non-executive Directors:*
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

*Notes:*

1. A member entitled to attend and vote at the special general meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint a proxy in respect of part only of his holding of shares in the Company. Completion and return of an instrument appointing a proxy will not preclude a member from attending and voting in person at the special general meeting.

2. In order to be valid, the proxy form and the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power of authority, must be lodged at the Company's branch share registrar in Hong Kong, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the special general meeting (or any adjourned meeting).

HANNY

# HANNY HOLDINGS LIMITED

*(Incorporated in Bermuda with limited liability)*

**(Stock Code: 275)**

## VERY SUBSTANTIAL DISPOSAL
## RESULTS OF SPECIAL GENERAL MEETING

The Board is pleased to announce that the ordinary resolution approving the Disposal was duly passed at the SGM held on 27 April 2006. It is expected that completion of the Disposal will take place on 28 April 2006.

Reference is made to the announcements issued by Hanny Holdings Limited dated 26 January 2006, 16 February 2006 and 10 April 2006, and the circular of the Company dated 10 April 2006 (the "Circular") in relation to a very substantial disposal by the Group of the assets of the Vendor that relate to the business of the design, development, marketing, distribution and sale of hardware, media and accessories used for storage of electronic data. Terms used herein shall have the same meanings as those defined in the Circular unless the context requires otherwise.

The Board is pleased to announce that the ordinary resolution approving the Disposal was duly passed at the SGM held on 27 April 2006. It is expected that completion of the Disposal will take place on 28 April 2006.

As at the date of this announcement, the Directors are as follows:

*Executive Directors:*
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard
*(Deputy Managing Director)*

*Independent Non-executive Directors:*
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

By order of the board
**HANNY HOLDINGS LIMITED**
**Dr. Chan Kwok Keung, Charles**
*Chairman*

Hong Kong, 27 April 2006

**THE CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**If you are in any doubt** as to any aspect of this circular or as to the action to be taken, you should immediately consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or transferred** all your shares in **HANNY HOLDINGS LIMITED**, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

HANNY

VISIONS AHEAD

# HANNY HOLDINGS LIMITED

*(Incorporated in Bermuda with limited liability)*

**(Stock Code: 275)**



## VERY SUBSTANTIAL DISPOSAL

A notice convening a special general meeting of Hanny Holdings Limited to be held at Conference Room, 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Thursday, 27 April 2006 at 10:00 a.m. is set out on pages 147 to 148 of this circular. If you are not able to attend the special general meeting, you are requested to complete and sign the form of proxy accompanying this circular in accordance with the instructions printed thereon and return it to the branch share registrar of the Company in Hong Kong, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, as soon as possible and in any event not later than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjournment of it should you so wish.

10 April 2006

# CONTENTS

*In this circular, unless the context requires otherwise, the following expressions have the following meanings:*

| | |
|---|---|
| "Agreement" | the conditional sale and purchase agreement dated 19 January 2006 and entered into between the Vendor and the Purchaser in relation to the Disposal |
| "Board" | the board of Directors |
| "Business" | the electronic data storage business of the Vendor and the Disposed Companies to be disposed of by the Vendor pursuant to the Agreement, and as defined in the paragraph headed "Assets to be disposed of" in the letter from the Board in this circular |
| "China Strategic" | China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Main Board of the Stock Exchange |
| "Company" | Hanny Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Main Board of the Stock Exchange |
| "Completion" | completion of the Agreement |
| "Completion Date" | date of Completion, which shall be the first date thereafter as of which all conditions precedent to the Agreement shall have been satisfied or validly waived or on such other date as may be mutually agreed by the Purchaser and the Vendor |
| "Completion Date Net Current Asset Amount" | the excess of current assets over current liabilities of the Disposed Assets but after exclusion of Excluded Assets and Excluded Liabilities as at the Completion Date |
| "connected person(s)" | has the same meaning as ascribed to it under the Listing Rules |
| "Directors" | directors of the Company |
| "Disposal" | the proposed disposal of the Disposed Assets by the Vendor to the Purchaser in accordance with the terms and conditions of the Agreement |
| "Disposed Assets" | all of the assets of the Vendor that relate to the Business, details of which are set out in the paragraph headed "Assets to be disposed of" in the letter from the Board in this circular |
| "Disposed Companies" | Hanny Magnetics Europe Limited, Memorex Canada Ltd., Memorex Products Europe Limited, Memorex Products S.A.S., Memorex Products GmbH, Memorex Products (Taiwan) Inc. and Memorex Products, Inc. which are wholly-owned subsidiaries of the Vendor prior to the Disposal |
| "EBITDA" | earnings before interest, tax, depreciation and amortisation |

| | |
|---|---|
| "Excluded Assets" | assets of the Vendor which are to be excluded from the Disposal and include, among other things, all assets and rights of the Vendor related to the brand "Dysan®" and "Precision®", the name "Hanny Magnetics" and certain machineries and assets of the Vendor |
| "Excluded Liabilities" | all liabilities related to the Excluded Assets including any tax liability of the Vendor |
| "Group" | the Company and its subsidiaries |
| "Hong Kong" | The Hong Kong Special Administrative Region of the PRC |
| "Latest Practicable Date" | 7 April 2006, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange |
| "PRC" | the People's Republic of China |
| "Purchaser" | Imation Corp., a corporation organized under the laws of the State of Delaware, USA and the shares of which are listed on the New York Stock Exchange |
| "Remaining Group" | the Group after disposal of the Disposed Assets |
| "SFO" | Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) |
| "SGM" | the special general meeting of the Company to be convened and held for the Shareholders to consider and, if thought fit, approve the Disposal |
| "Share(s)" | ordinary share(s) of HK$0.01 each in the issued share capital of the Company |
| "Shareholder(s)" | holder(s) of the Share(s) |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "USA" | United States of America |
| "Vendor" | Memorex International Inc., a corporation organized under the laws of the British Virgin Islands and an indirect non wholly-owned subsidiary of the Company |
| "HK$" | Hong Kong dollars |
| "US$" | United States dollars, the lawful currency of the USA |

*For illustration purposes, amounts expressed in US$ in this circular have been translated into HK$ at the rate of US$1=HK$7.765 unless otherwise stated herein.*

HANNY
VISIONS AHEAD

# HANNY HOLDINGS LIMITED

*(Incorporated in Bermuda with limited liability)*
**(Stock Code: 275)**

*Executive Directors:–*
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

*Independent non-executive Directors:–*
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

*Registered Office:–*
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

*Head office and principal place of business in Hong Kong:–*
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

10 April 2006

*To the Shareholders and, for information only, the holders of share options granted under the Company's share option scheme*

Dear Sir/Madam,

## VERY SUBSTANTIAL DISPOSAL

### INTRODUCTION

The Company announced on 26 January 2006 that the Vendor and the Purchaser entered into the Agreement on 19 January 2006 for the sale and purchase of all of the Disposed Assets (excluding the Excluded Assets and Excluded Liabilities) of the Vendor that relate to the business of the design, development, marketing, distribution and sale of hardware, media and accessories used for the storage of electronic data as conducted by the Vendor and the Disposed Companies. The Disposal constitutes a very substantial disposal for the Company under the Listing Rules and is subject to the approval of the Shareholders at the SGM.

The purpose of this circular is to provide you with, among others, (i) further details of the Disposal; (ii) financial and other information of the Group; (iii) pro forma financial information of the Remaining Group; and (iv) the notice of the SGM.

**THE AGREEMENT**

**Date:** 19 January 2006

**Parties:**

Vendor : Memorex International Inc., an indirect non wholly-owned subsidiary of the Company

Purchaser : Imation Corp., a corporation organized under the laws of the State of Delaware, USA and the shares of which are listed on the New York Stock Exchange

As at the Latest Practicable Date, the Vendor is owned as to 67.08% by Memorex Holdings Limited which is in turn a 65%-owned subsidiary of the Company. The Company also holds, through its wholly-owned subsidiary, another 1.60% interest in the Vendor. As at the Latest Practicable Date, the Disposed Companies are wholly owned by the Vendor.

To the best of the Directors' knowledge, information and belief and having made all reasonable enquiries, the Purchaser and its ultimate beneficial owners are third parties independent of the Company and its connected persons. The Purchaser is a global technology company that derives revenue and profits primarily from the sale of removable data storage media products to both consumers and businesses. These products range from floppy diskettes, compact discs ("CD") and digital versatile discs ("DVD"), to tape cartridges used in small-medium businesses, and high-capacity tape cartridges used in large automated tape silos in a data center environment.

**Assets to be disposed of:**

The Vendor and the Disposed Companies are principally engaged in the business of design, development, marketing, distribution and sale of hardware, media and accessories used for the storage of electronic data, including but not limited to recording media (diskettes, hard disk storage devices, flash memory storage devices, Mini-Discs and optical disc storage media including recordable CD, rewritable CD, recordable DVD, rewritable DVD, blue ray disk, high definition DVD and related formats), accessories (optical disc storage products, labeling products, cleaning and maintenance products, batteries), and hardware (optical disc read/write drives, card readers) as well as the licensing of third parties to use certain trademarks and trade names of the Vendor and the Disposed Companies in connection with the marketing and sale of other products (the "Business").

Pursuant to the Agreement, the Vendor agreed to sell to the Purchaser, and the Purchaser agreed to purchase from the Vendor, free and clear of all encumbrances, all right, title and interest in and to all of the assets of the Vendor that relate to, have been developed for use in connection with, arise from the conduct of, are used or held for use in connection with or are necessary for the conduct of, the Business as conducted by the Vendor and the Disposed Companies (the "Disposed Assets"), including principally the following:

(a) all of the issued and outstanding capital stock or shares in the capital of each of the Disposed Companies;

(b) all rights of the Vendor in and to machinery, equipment, tools, furniture, office equipment, computer hardware, supplies, materials, vehicles and other items of tangible personal property of every kind used in the Business by the Vendor or any of the Disposed Companies, together with any express or implied warranty by the manufacturers, sellers or lessors of any item or component part thereof, rights of return, rebate rights, over-payment recovery rights and any other rights of Vendor relating to these items;

(c) all (i) accounts receivable and notes receivable of the Vendor; (ii) security for such accounts or notes; and (iii) rights of the Vendor related to any of the foregoing;

(d) all rights of the Vendor in and to inventories, wherever located, including all finished goods, work in process, raw materials, ingredients, spare parts, packaging and all other materials and supplies to be used, consumed, sold, resold or distributed by any of the Disposed Companies;

(e) all rights of the Vendor with respect to deposits, prepaid expenses, claims for refunds and rights to offset, other than any such rights arising out of the prior payment of taxes, relating to any of the other Disposed Assets or the Disposed Companies, and interest payable with respect to any of the foregoing;

(f) all rights of the Vendor under (i) contracts relating to the Business to which the Vendor is a party or of which it is a third party beneficiary; and (ii) outstanding offers or solicitations made by or to the Vendor to enter into any such contract;

(g) all governmental authorizations held by the Vendor and related to the Business;

(h) all rights of the Vendor in or to written materials, data and records relating to the Business or to any of the Disposed Companies (in whatever form or medium);

(i) all rights of the Vendor in or to intellectual property rights owned by the Vendor and/or Disposed Companies which are registered or subject to application for registration including, among others, the trade name "Memorex®" *(Note)*;

(j) all rights of the Vendor in or to software licensed to or used by any of the Vendor or Disposed Companies;

(k) all rights of the Vendor in or to third party intellectual property rights (other than software) used or held for use by any of the Disposed Companies with the permission of the owner;

(l) all other intangible rights and property of the Vendor; and

(m) all rights and benefits under, and all proceeds from, insurance policies providing coverage for the Disposed Assets or the Disposed Companies where such rights, benefits and proceeds relate to events occurring prior to the Completion Date.

Pursuant to the Agreement, the Purchaser agreed to assume the following liabilities of the Vendor (the "Assumed Liabilities"):

(a) all executory liabilities of the Vendor arising or to be performed after Completion under any and all contracts relating to the Business to be acquired by the Purchaser;

(b) any accounts payable of the Vendor that (i) relate to the Disposed Assets; and (ii) are either reflected on the unaudited consolidated balance sheet of the Vendor and Disposed Companies as of 30 November 2005 or incurred by the Vendor in the ordinary course of business between 30 November 2005 and Completion; and

(c) all other liabilities of the Vendor if and to the extent reflected in the consolidated balance sheet of the Vendor and Disposed Companies as at the Completion Date.

*Note:*

Pursuant to the Agreement, within 30 days after the Completion Date, the Vendor shall change its corporate name to one that does not include the name "Memorex" or any other name that is confusingly similar to that name.

Pursuant to the Agreement, certain assets and rights of the Vendor, comprising mainly records, machinery and equipment, account receivables and cash and cash equivalent not relating to the "Memorex®" brand but including assets and rights of the Vendor relating to the brand "Dysan®" and "Precision®" and the name "Hanny Magnetics", are excluded from the Disposed Assets. All liabilities relating to the Excluded Assets (including any tax liability of the Vendor) will also be excluded and shall be retained by the Vendor and remain the sole responsibility of the Vendor following Completion. The business in relation to the Excluded Assets is conducted by the Vendor and its subsidiaries other than Disposed Companies.

As set out in notes 50 and 9 to the accountants' report of the Group in Appendix I to this circular, the audited revenue of the Disposed Companies are approximately HK$3,617.5 million and HK$3,852.0 million for each of the two years ended 31 March 2004 and 2005 respectively, while the audited revenue attributable to the segment of trading of consumer electronic products of the Group relating to the trademark of "Memorex®" are approximately HK$1,237.7 million and HK$1,565.3 million for each of the two years ended 31 March 2004 and 2005 respectively. Accordingly, the aggregate revenue of the Disposed Assets are approximately HK$4,855.2 million and HK$5,417.3 million for each of the two years ended 31 March 2004 and 2005 respectively. Based on the financial information which form part of the accountants' report of the Group, the EBITDA of the Disposed Assets are approximately HK$272.3 million and HK$296.5 million for each of the two years ended 31 March 2004 and 2005 respectively. Taking into account the audited net book value of the Disposed Companies and the trademark of "Memorex®" of approximately HK$494.5 million and HK$62.0 million as at 31 December 2005 respectively as set out in the accountants' report of the Group, the net book value of the Disposed Assets amounted to approximately HK$556.5 million as at 31 December 2005.

**Consideration:**

The aggregate consideration for the Disposed Assets is:

(i) US$330,000,000 (equivalent to approximately HK$2,562,450,000) (the "Initial Consideration");

(ii) plus the amount, if any, by which the amount of the Completion Date Net Current Asset Amount exceeds US$87,000,000 (equivalent to approximately HK$675,555,000) or minus the amount, if any, by which the amount of the Completion Date Net Current Asset Amount falls short of US$87,000,000 (equivalent to approximately HK$675,555,000); and

(iii) plus the Earnout Amount (as defined below).

The consideration for the Disposal was determined after arm's length negotiations and with reference to the historical and future performance of the Business. On the basis of the EBITDA of the Disposed Assets for the year ended 31 March 2005 of approximately HK$296.5 million, the Initial Consideration represents a price to EBITDA ratio of approximately 8.6 times. The excess of the Initial Consideration over the net book value of the Disposed Assets of HK$556.5 million as at 31 December 2005 is approximately HK$2,005.95 million.

**Earnout Amount:**

An amount of the earnout (the "Earnout Amount") shall be payable by the Purchaser to the Vendor which is to be determined by reference to the EBITDA of the Business to be calculated on an agreed basis set out in the Agreement for each of the twelve-month periods ending on 31 March 2007, 31 March 2008 and 31 March 2009. The Earnout Amount in respect of the respective aforesaid twelve-month periods shall be paid by the Purchaser to the Vendor on or before each of the three years ending 1 June 2007, 2008 and 2009. The Earnout Amount shall have a cumulative minimum of US$5,000,000 (equivalent to approximately HK$38,825,000) and a cumulative maximum of US$45,000,000 (equivalent to approximately HK$349,425,000).

In the event that the Purchaser transfers control of the Business at any time prior to 1 April 2009, the Purchaser will pay the Vendor an amount equal to whatever would be required to bring the aggregate amount of earnout payments to US$45,000,000 (equivalent to approximately HK$349,425,000).

**Payment terms and escrow arrangements:**

The Initial Consideration for the Disposal of US$330,000,000 (equivalent to approximately HK$2,562,450,000) will be satisfied by the Purchaser to the Vendor in cash upon Completion.

Upon Completion, the Purchaser will place US$41,000,000 (equivalent to approximately HK$318,365,000) out of the amounts payable on Completion to the Vendor (being the Initial Consideration after adjusting for an estimated amount of adjustment in relation to the Completion Date Net Current Asset Amount as mentioned above based on the estimated consolidated balance sheet of the Vendor and the Disposed Companies as at the Completion Date) into two escrow accounts maintained with a bank which is independent of the Company.

The Purchaser will place US$8,000,000 (equivalent to approximately HK$62,120,000) in the first escrow account. This account is reserved for adjustments relating to the Completion Date Net Current Asset Amount. If, after Completion, it is determined that the Completion Date Net Current Asset Amount is less than US$87,000,000 (or approximately HK$675,555,000), the amount of such shortfall will be released to the Purchaser from this account. The remainder, if any, will be released to the Vendor. To the extent that any shortfall exceeds US$8,000,000, the Purchaser will be required to recover the excess from and to the extent of the second escrow account first, and then from the Vendor. Conversely, if it is determined that the Completion Date Net Current Asset Amount is greater than the aforesaid agreed-upon estimate, the amount of such excess will be paid by the Purchaser to the Vendor.

The Purchaser will place US$33,000,000 (or approximately HK$256,245,000) in the second escrow account (the "Indemnification Escrow Account"). The Indemnification Escrow Account is reserved for amounts which may be owed to the Purchaser for any breaches by the Vendor of the Agreement, including breaches of representations and warranties, covenants and agreements, of such amount of claims in aggregate exceeding US$1,500,000 (or approximately HK$11,647,500). Half of the US$33,000,000, less any amounts paid or stated in pending indemnity claims, will be released to the Vendor on the business day following 31 March 2007. The remaining balance, less any amounts being held for pending indemnity claims, will be released to the Vendor on the business day following 30 September 2007.

The Company also entered into an inducement agreement on 19 January 2006 (the "Inducement Agreement") with, among others, the Purchaser, pursuant to which the Company agreed to guarantee to the Purchaser the performance by the Vendor of the Vendor's indemnification obligations with respect to breaches of certain representations, warranties and specified covenants pursuant to the Agreement, in respect of any amount exceeding the amount standing in the Indemnification Escrow Account subject to a maximum of approximately 40.25% of the Initial Consideration (subject to adjustments relating to the Completion Date Net Current Asset Amount as mentioned in the paragraph headed "Consideration" above).

**Conditions Precedent:**

Completion of the Agreement is conditional upon, among other things, fulfilment of the following conditions:

(i) obtaining all necessary shareholder approvals including the approval of the Agreement by the Shareholders at the SGM by resolution passed in accordance with the Listing Rules;

(ii) regulatory (antitrust) approvals;

(iii) the absence of any law prohibiting the Disposal; and

(iv) the obtaining of certain consents and governmental authorisations.

In addition to the conditions stated in (i) to (iv) above, the obligation of the Purchaser to complete the Disposal is also subject to, among other things,

(v) the Vendor's representations and warranties in the Agreement being true as of the Completion Date;

(vi) the Vendor's performance of its obligations under the Agreement;

(vii) the lack of material adverse change to the Business; and

(viii) the extension of certain license agreements, the settlement of a particular litigation, and the Purchaser's receipt of certain legal opinions.

The Purchaser may waive any of the conditions in (v) to (viii) above in whole or in part in its sole discretion.

In addition, the obligation of the Vendor to complete the Disposal is also subject to, among other things,

(ix) the Purchaser's representations and warranties in the Agreement being true as of the Completion Date;

(x) the Purchaser's performance of its obligations under the Agreement; and

(xi) the Vendor's receipt of certain legal opinions.

The Vendor may waive any of the conditions in (ix) to (xi) above in whole or in part in its sole discretion.

The SGM will be held on 27 April 2006 for the Shareholders to consider and, if thought fit, approve the Disposal. As at the Latest Practicable Date, the Directors are not aware of any matters which would lead to the non-fulfillment of aforesaid conditions (ii) to (xi). If the above conditions are not fulfilled or waived (as the case may be) and Completion does not take place on or before 30 June 2006, the Agreement shall terminate without any liability of any party to the other under the Agreement, save for the Company's obligation under the Inducement Agreement as described below.

Pursuant to the Inducement Agreement, in the event that (i)(a) the Disposal is not approved by the Shareholders at the SGM; or (b) the Agreement is terminated on or after 1 July 2006 without the SGM having been convened and concluded; and (ii) a proposal similar to the Disposal has been communicated to or received by the Vendor prior to such termination; and (iii) a disposal of the Business in which the Purchaser or any of its affiliates is not a participant shall be consummated within twelve months after the date of such termination, then in such event the Company shall pay to the Purchaser the sum of US$16,500,000 (or approximately HK$128,122,500), representing 5% of the Initial Consideration.

**Completion**

Completion shall take place on the first day thereafter as of which all conditions precedent to the Agreement shall have been satisfied or validly waived or on such other date as may be mutually agreed by the Purchaser and the Vendor. It is expected that Completion will take place on or before 30 April 2006.

Further announcement(s) will be made by the Company as regards the status of Completion or any changes to the date of Completion if appropriate.

**Non-competition**

The Vendor has agreed that for a period of one year from the Completion Date, it will not, directly or indirectly engage in, acquire, own or hold a business anywhere in the world that competes with the business of the design, development, marketing, distribution and sale of hardware, media and accessories used for the storage of electronic data as conducted by the Disposed Companies prior to the Completion Date, whether as proprietor, principal, agent, partner, officer, director, shareholder, employee, member of any association, consultant or otherwise. However, ownership by the Vendor, as a passive investment, of less than 1% of the issued share capital of a company whose shares are listed on any recognized securities exchange or publicly traded on NASDAQ is permitted.

## FINANCIAL EFFECTS OF THE DISPOSAL

Upon completion of the Disposal, the Group will cease to own the Disposed Assets and the Group will cease to engage in the Business, but the Vendor will remain a subsidiary of the Company. Given the non-competition provision under the Agreement as mentioned above, the Group will not engage in the trading of computer related products relating to the Excluded Assets for a period of one year from the Completion Date. For the two years ended 31 March 2004 and 2005, the Group's segmental results in the trading of computer related products and trading of consumer electronic products largely represented the Disposed Assets' performance. It is expected that following Completion, the contribution of these two segments will be substantially reduced.

Assuming the Disposal had been completed on 31 December 2005 and based on the Initial Consideration, the Group would record a gain on the Disposal of approximately HK$673.1 million. The unaudited pro forma financial information on the Remaining Group is set out in Appendix II to this circular.

## REASONS FOR THE DISPOSAL

The Group is principally engaged in the Business, trading of securities and property investment and trading. The Group also made strategic investments in the supply of household consumer products and other businesses. Upon Completion, the Group will cease to own the Disposed Assets and the Group will cease to engage in the Business, but the Vendor will remain as a subsidiary of the Company.

The Board considers that the Disposal represents a good opportunity for the Group to realise a gain in and generate satisfactory return on the investments in the Business. Given the intense competition encountered by the Business and the uncertain economic environment for the Business, the Directors consider it an opportune time to dispose of the Business on favourable terms. The Board also considers that the payment of the Earnout Amount by the Purchaser to the Group would enable the Group to enjoy the benefits of the future performance of the Business up to year 2009. After Completion, the Group will concentrate on the businesses carried out by the Remaining Group (which are the trading of securities, property investment and trading and other strategic investments including investments in associated companies which are listed on the Stock Exchange and long-term convertible notes issued by companies listed on the Stock Exchange) and will actively explore other investment opportunities. The proceeds receivable from the Disposal provide the necessary financial resources for the Group to capture sizeable investment opportunities and implement the diversification strategy. In light of the above reasons and benefits of the Disposal, the Directors consider that the terms of the Disposal are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

## USE OF PROCEEDS

Based on the Initial Consideration, the net proceeds from the Disposal to be received by the Vendor on Completion after deducting related expenses are estimated to be approximately HK$2,454 million. Based on the effective shareholding interest of the Company in the Vendor of approximately 45.20%, the net proceeds in the amount of approximately HK$1,109 million are attributable to the Company. The Company intends to apply the net proceeds for future business development and general working capital purposes. At present, the Company is not in active negotiations with any parties for specific acquisition targets.

## MANAGEMENT DISCUSSION AND ANALYSIS ON THE REMAINING GROUP

### Financial and business performance

The aggregate turnover of the Remaining Group for the year ended 31 March 2005 amounted to approximately HK$301.4 million, of which approximately HK$167.9 million was attributable to the manufacturing and sales of computer related products other than the "Memorex®" brand; approximately HK$93.9 million was attributable to trading of securities; and approximately HK$39.6 million was derived from property development. The gross profit ratio of the manufacturing and sales of computer related products, trading of securities and property development was approximately 40%, 48% and 6% respectively.

The computer related products mainly comprised floppy diskettes, recordable CD, rewriteable CD, DVD, recordable DVD and other computer accessories other than the "Memorex®" brand. Regarding the securities trading business, the Remaining Group mainly focused on securities listed in Hong Kong. During the year ended 31 March 2005, the Remaining Group disposed of part of its exclusive development right and the right to obtain the land for the land development project of 珠海錦興產業園 located at Doumen District, Zhuhai City, the PRC for HK$39.6 million. Subsequent to 31 March 2005, the Remaining Group further disposed of the remaining part of the aforesaid development rights for HK$119 million.

As at 31 December 2005, interests in associates of the Group comprised mainly its interests in China Strategic and PSC Corporation Ltd., a company listed on the Singapore Exchange Limited, which amounted to a total of HK$637.8 million.

During the year ended 31 March 2005, the Remaining Group recorded an impairment loss on goodwill arising on acquisition on an associate, China Strategic, of HK$177.4 million and amortisation of goodwill of HK$28.1 million. The Remaining Group also recorded share of losses of associates of HK$64.9 million. Such amount mainly comprised share of profits/losses of the associates, namely, China Strategic, PSC Corporation Ltd. and Ding Ing Enterprise Co., Ltd.. Taking into account the effect of the gain arising from the Disposal of approximately HK$606.8 million (assuming the Completion had taken place on 1 April 2004) set out in the unaudited pro forma income statement of the Remaining Group in Appendix II to this circular, the Remaining Group recorded a net profit attributable to equity holders of the parent of approximately HK$323.5 million for the year ended 31 March 2005.

### Financial resources and liquidity

The Remaining Group's capital structure as of 31 December 2005 consisted of equity attributable to equity holders of the parent of approximately HK$2,283.1 million. The total borrowings of the Remaining Group as at 31 December 2005 were approximately HK$627.7 million. Gearing ratios (calculated as borrowings divided by equity attributable to equity holders of the parent) as at 31 December 2005 was 27.5%.

### Cash and cash equivalent

As at 31 December 2005, cash and bank balances amounted to approximately HK$2,143.8 million, out of which approximately HK$20.6 million was pledged to secure short-term bank facilities granted to the Remaining Group.

### Exchange and interest rate risks exposure

Most of the Remaining Group's business transactions, assets and liabilities are denominated in Hong Kong dollars. The risk of foreign exchange fluctuation had not been significant to the Remaining Group. Interest rates of import loans are mainly referenced to LIBOR or HIBOR plus whereas those of bank and other loans are prime plus.

### Employees and remuneration policies

As at 31 December 2005, there were approximately 278 staff employed by the Remaining Group. The remuneration policies are formulated on the basis of the performance of individual employees and the prevailing salaries' trends in the various regions. They are subject to review every year. The Remaining Group also provided employee training programs, mandatory provident fund scheme, medical insurance and discretionary bonus. Share options are awarded to employees on merit basis. However, no share options were granted during the nine months ended 31 December 2005.

## FUTURE PROSPECTS OF THE REMAINING GROUP

After Completion, the Remaining Group will concentrate on the trading of securities, property investment and trading and other strategic investments including investments in associated companies which are listed on the Stock Exchange and long-term convertible notes issued by companies listed on the Stock Exchange. On 9 March 2006, the Company announced that the Group has entered into a sale and purchase agreement pursuant to which the Group agreed to purchase the entire issued share capital of Rapid Growth Profits Limited together with the shareholder's loan due from Island Town Limited for a consideration of approximately HK$39.1 million. Island Town Limited holds a property located at 31st Floor, Bank of America Tower, 12 Harcourt Road, Hong Kong and four car park spaces at the building. Completion of the acquisition took place on 28 March 2006. It is intended that approximately half of the aforesaid property will be used by the Group as head office and the remaining half of the property will be rented out. It is expected that approximately HK$3.4 million rental income will be generated annually.

The Remaining Group will continue to explore other investment opportunities. The proceeds to be received from the Disposal provide the Remaining Group with necessary financial resources to implement its diversification plan. The Directors are confident that the Remaining Group would continue to contribute to the value of Shareholders in future.

## LISTING RULES IMPLICATIONS

The Disposal constitutes a very substantial disposal of the Company under the Listing Rules and is therefore subject to the approval of the Shareholders at the SGM. As the Purchaser is a third party independent of the Company and its connected person and so far as the Company is aware, no Shareholder has a material interest in the Disposal which is different from the other Shareholders and no Shareholder is required to abstain from voting on the ordinary resolution to approve the Disposal at the SGM.

## SPECIAL GENERAL MEETING

A notice convening the SGM, at which an ordinary resolution will be proposed to the Shareholders approving the Disposal and the transactions contemplated under the Agreement, is set out on pages 147 to 148 of this circular.

There is a form of proxy for use at the SGM accompanying this circular. If you are not able to attend the SGM, you are requested to complete the form of proxy accompanying this circular in accordance with the instructions printed thereon and return it as soon as possible and in any event not later than 48 hours before the time appointed for holding the SGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM or any adjournment of it if you so wish.

## RECOMMENDATION

The Directors consider that the Disposal and the transactions contemplated under the Agreement are in the interests of the Company and the Shareholders as a whole and recommend the Shareholders to vote in favour of the ordinary resolution set out in the notice of SGM contained in this circular to approve the Disposal.

## FURTHER INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular.

Yours faithfully
For and on behalf of
**Hanny Holdings Limited**
**Dr. Chan Kwok Keung, Charles**
*Chairman*

*Set out below is the text of a report, prepared for the purpose of incorporation in this circular, received from Deloitte Touche Tohmatsu in connection with the Group:*

## 1. ACCOUNTANTS' REPORT OF THE GROUP

Deloitte.
德勤

德勤•關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

**Deloitte Touche Tohmatsu**
26/F Wing On Centre
111 Connaught Road Central
Hong Kong

10 April 2006

The Directors
Hanny Holdings Limited
8th Floor, Paul Y. Centre
No. 51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Dear Sirs,

We set out below our report on the financial information (the "Financial Information") regarding Hanny Holdings Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for each of the three years ended 31 March 2003, 2004 and 2005 and the nine months ended 31 December 2005 (the "Relevant Periods") for inclusion in the circular issued by the Company dated 10 April 2006 (the "Circular") in connection with the very substantial disposal transaction, whereby the Group (i) through its non-wholly owned subsidiary, Memorex International Inc. (the "Vendor"), will dispose of the Vendor's entire interest in Hanny Magnetics Europe Limited, Memorex Canada Ltd., Memorex Products Europe Limited, Memorex Products S.A.S., Memorex Products GmbH, Memorex Products (Taiwan) Inc. and Memorex Products, Inc. (the "Disposed Companies") and (ii) will dispose of Vendor's trademark license and other assets relating to the trading of computer related product business under the trade name "Memorex", which include the business of design, development, marketing, distribution and sale of hardware, media and accessories used for the storage of electronic data conducted by the Vendor and the Disposed Companies (the "Business", together with the Disposed Companies hereinafter collectively referred to as the "Disposed Assets"), pursuant to an agreement dated 19 January 2006 (the "Agreement") entered into between the Vendor, and Imation Corp. (the "Purchaser"), a company organized under the laws of the State of Delaware, the United States of America ("USA") and the shares of which are listed on the New York Stock Exchange (the "Disposal").

The Company was incorporated in Bermuda on 3 September 1991. The Company is an investment holding company.

As at the date of this report, the Company has the following subsidiaries, which all are private companies with limited liability:

| Name of subsidiary | Place and date of incorporation/ registration | Issued and fully paid share capital/ registered capital | Proportion of share capital/ registered capital held by the Company Directly | Indirectly | Equity interest held by the Group | Principal activities |
|---|---|---|---|---|---|---|
| Hanny Magnetics (B.V.I.) Limited *(note 1)* | British Virgin Islands ("B.V.I.") 22 May 1990 | HK$40,000,000 ordinary shares HK$8,000,000 preference shares | 100% | – | 100% | Investment holding |
| Acropolis Investment Group Limited *(note 1)* | B.V.I. 11 July 2000 | US$50,000 | – | 100% | 100% | Investment holding |
| Best Position Limited *(note 1)* | B.V.I. 2 February 2006 | US$1 | – | 100% | 100% | Investment holding |
| Better Gain Investments Limited *(note 1)* | B.V.I. 2 June 1999 | US$1 | – | 100% | 100% | Investment holding |
| Billion Gold Limited *(note 2)* | Hong Kong 14 June 1999 | HK$2 | – | 100% | 100% | Investment holding |
| Bocane Enterprises Limited *(note 1)* | B.V.I. 7 January 2005 | US$2 | – | 100% | 100% | Investment holding |
| Central Top Group Limited | B.V.I 30 November 2005 | US$1 | – | 100% | 100% | Investment holding |
| Chancellor Global Limited *(note 1)* | B.V.I. 7 January 2005 | US$1 | – | 100% | 100% | Investment holding |
| Cobble Hill Holdings Limited *(note 1)* | B.V.I. 29 April 1997 | US$1 | – | 100% | 100% | Investment holding |
| Collegate Limited *(note 1)* | B.V.I. 4 January 2005 | US$1 | – | 100% | 100% | Investment holding |
| Cosmos Regent Ltd. *(note 1)* | B.V.I. 28 August 2000 | US$1 | – | 100% | 100% | Investment holding |
| Create Ahead Technology Limited (note 1) | B.V.I. 2 July 2002 | US$10,000 | – | 95% | 95% | Inactive |
| Createsuccess Limited ("Createsuccess") *(note 1)* | B.V.I. 3 December 2004 | US$1 | – | 100% | 100% | Investment holding |
| Cross Profit Capital Limited *(note 1)* | B.V.I. 22 July 2004 | US$1 | – | 100% | 100% | Investment holding |
| CU Resources Limited *(note 10)* | Hong Kong 23 May 1991 | HK$12,500,000 | – | 100% | 100% | Inactive |

| Name of subsidiary | Place and date of incorporation/ registration | Issued and fully paid share capital/ registered capital | Proportion of share capital/ registered capital held by the Company Directly | Indirectly | Equity interest held by the Group | Principal activities |
|---|---|---|---|---|---|---|
| Cyber Generation Limited *(note 1)* | B.V.I. 5 July 2000 | US$1 | – | 100% | 100% | Investment holding |
| Digital Communications Limited *(note 1)* | B.V.I. 9 September 1999 | US$10 | – | 60% | 60% | Investment holding |
| Dynamic Way Technology Limited *(note 1)* | B.V.I. 8 February 2000 | US$1 | – | 100% | 100% | Investment holding |
| Dysan Magnetics Limited *(note 4)* | United Kingdom 8 January 1990 | GBP100 | – | 68.68% | 45.2% | Inactive |
| Dysan Products Europe Limited ("DPEL") *(note 4)* | United Kingdom 19 April 1994 | GBP102 US$8,500,000 | – | 68.68% | 45.2% | Trading and distribution of computer media products and audio and video products |
| Dysan.com Products Inc. *(note 9)* | Canada 7 April 2005 | 1 share with no par value | – | 68.68% | 45.2% | Inactive |
| E-Award Limited *(note 1)* | B.V.I. 18 May 2000 | US$4 | – | 100% | 100% | Investment holding |
| eMemorex Inc. *(note 1)* | USA 24 September 1999 | US$1 | – | 60% | 60% | Trading of computer media products |
| eMemorex.com Inc. *(note 1)* | Canada 23 November 1999 | 100 shares with no par value | – | 60% | 60% | Trading of computer media products |
| Genius Ideas Limited *(note 1)* | B.V.I. 18 February 1999 | US$1 | – | 100% | 100% | Investment holding |
| Gold Regent Limited *(note 1)* | B.V.I. 20 January 2000 | US$1 | – | 100% | 100% | Investment holding |
| Hackthorne Limited *(note 1)* | B.V.I. 31 October 1995 | US$1 | – | 100% | 100% | Investment holding |
| Hanny (Taishan) Property Investments Limited *(note 1)* | B.V.I. 4 January 2005 | US$1 | – | 100% | 100% | Inactive |
| Hanny Development Limited *(note 2)* | Hong Kong 26 November 2003 | HK$2 | – | 100% | 100% | Inactive |
| Hanny International, Inc. *(note 1)* | Cayman Islands 23 August 1991 | US$1,000 | – | 100% | 100% | Inactive |

| Name of subsidiary | Place and date of incorporation/ registration | Issued and fully paid share capital/ registered capital | Proportion of share capital/ registered capital held by the Company Directly | Indirectly | Equity interest held by the Group | Principal activities |
|---|---|---|---|---|---|---|
| Hanny Magnetics (Overseas) Limited *(note 1)* | B.V.I. 22 November 1991 | US$1 | – | 100% | 100% | Inactive |
| Hanny Magnetics (Zhuhai) Limited ("HMZ") *(note 7)* | People's Republic of China (the "PRC") 14 March 1988 | US$45,740,000 | – | 100% | 100% | Manufacturing of magnetic media products |
| Hanny Magnetics Europe Limited *(note 4)* | United Kingdom 12 November 1993 | GBP2 | – | 68.68% | 45.2% | Inactive |
| Hanny Magnetics Limited *(note 2)* | Hong Kong 27 April 1971 | HK$1,100,000,200 Ordinary Share HK$6,000,000 5% non-voting deferred shares | – | 100% | 100% | Investment holding and trading and marketing of computer media products and related peripherals and accessories |
| Hanny Management Limited *(note 2)* | Hong Kong 3 September 1991 | HK$2 | – | 100% | 100% | Provision of secretarial and nominee services to the Group |
| Hanny Strategic Investment Limited *(note 2)* | Hong Kong 13 June 1996 | HK$10,000,000 | – | 100% | 100% | Investment holding |
| Hanny Zhuhai Limited *(note 2)* | Hong Kong 30 November 1995 | HK$2 | – | 100% | 100% | Inactive |
| Hemmant Holdings Limited *(note 1)* | B.V.I. 29 April 1997 | US$1 | – | 100% | 100% | Investment holding |
| Honest Goodwill Limited *(note 1)* | B.V.I. 6 April 2005 | US$1 | – | 100% | 100% | Inactive |
| Island Town Limited *(note 11)* | Hong Kong 9 February 1993 | HK$100 | – | 100% | 100% | Property investment |
| Jentop Limited *(note 2)* | Hong Kong 31 March 1999 | HK$2 | – | 100% | 100% | Investment holding |
| Kedleston Management Limited *(note 1)* | B.V.I. 2 July 2002 | US$1 | – | 100% | 100% | Inactive |
| Loyal Concept Limited *(note 1)* | B.V.I. 13 August 2001 | US$1 | – | 100% | 100% | Investment holding |
| Maximum Potential Limited *(note 1)* | B.V.I. 23 January 1997 | US$1 | – | 100% | 100% | Investment holding |

| Name of subsidiary | Place and date of incorporation/ registration | Issued and fully paid share capital/ registered capital | Proportion of share capital/ registered capital held by the Company Directly | Indirectly | Equity interest held by the Group | Principal activities |
|---|---|---|---|---|---|---|
| Memorex Canada Ltd. ("MCL") *(note 3)* | Canada 9 January 1990 | CAD2 | – | 68.68% | 45.2% | Distribution of computer media products and audio and video products |
| Memorex Holdings Limited *(note 2)* | Bermuda 3 November 2003 | US$100,000 | – | 65% | 65% | Investment holding |
| The Vendor *(note 2)* | B.V.I. 20 February 1997 | US$1,000,000 | – | 68.68% | 45.2% | Investment holding and holding of trademark licenses |
| Memorex Products Europe Limited ("MPEL") *(note 4)* | United Kingdom 6 October 1999 | GBP2 | – | 68.68% | 45.2% | Trading and distribution of computer media products and audio and video products |
| Memorex Products GmbH *(note 4)* | Germany 7 July 1998 | DM100,000 | – | 68.68% | 45.2% | Trading and distribution of computer media products and audio and video products |
| Memorex Products S.A.S. *(note 4)* | France 10 April 2000 | Euro 50,000 | – | 68.68% | 45.2% | Trading and distribution of computer media products and audio and video products |
| Memorex Products, Inc. ("MPI") *(note 5)* | USA 18 November 1993 | US$79,001,000 | – | 68.68% | 45.2% | Trading and distribution of computer media products and audio and video products |
| Memtek (Commercial Offshore De Macau) Limitada *(note 1)* | Macau 18 August 2004 | MOP1 | – | 100% | 100% | Inactive |
| Memtek Asia Limited *(note 2)* | Hong Kong 5 March 2003 | HK$2 | – | 100% | 100% | Investment holding |
| Metrorich Worldwide Ltd. *(note 11)* | B.V.I. 8 September 2004 | US$1 | – | 100% | 100% | Investment holding |
| Micro-Tech Ltd. *(note 1)* | B.V.I. 23 July 1999 | US$1 | – | 100% | 100% | Investment holding |

| Name of subsidiary | Place and date of incorporation/ registration | Issued and fully paid share capital/ registered capital | Proportion of share capital/ registered capital held by the Company Directly | Indirectly | Equity interest held by the Group | Principal activities |
|---|---|---|---|---|---|---|
| Multimedia Info-Duplication (Far East) Limited *(note 2)* | B.V.I. 9 January 1997 | US$1 | – | 100% | 100% | Inactive |
| Multimedia Technology (Far East) Limited *(note 1)* | B.V.I. 9 January 1997 | US$1 | – | 100% | 100% | Inactive |
| Multimedia Technology Overseas Limited *(note 1)* | B.V.I. 20 December 1996 | US$2 | – | 100% | 100% | Inactive |
| Next Prospect Inc. *(note 1)* | B.V.I. 30 March 2004 | US$1 | – | 100% | 100% | Investment holding |
| Pacernic Limited *(note 1)* | B.V.I. 7 January 2005 | US$1 | – | 100% | 100% | Investment holding |
| Pariet Tradings Limited *(note 1)* | B.V.I. 7 April 2004 | US$1 | – | 100% | 100% | Inactive |
| Powervote Technology Limited *(note 1)* | B.V.I. 18 July 2000 | US$1 | – | 100% | 100% | Investment holding |
| Pure Delight Assets Limited *(note 1)* | B.V.I. 12 March 1997 | US$1 | – | 100% | 100% | Investment holding |
| Rapid Growth Profits Limited *(note 11)* | B.V.I. 3 January 2001 | US$1 | – | 100% | 100% | Investment holding |
| Regal Wealth Ltd. *(note 1)* | B.V.I. 23 November 1999 | US$1 | – | 100% | 100% | Investment holding |
| Rich Life Holdings Pte Ltd. ("Rich Life") *(note 8)* | Singapore 19 March 2002 | S$2 | – | 100% | 100% | Investment holding |
| Sino Partner Holdings Limited ("Sino Partner") *(note 1)* | B.V.I. 3 September 2004 | US$200 | – | 83% | 83% | Investment holding |
| Strong Talent Technology Limited *(note 1)* | B.V.I. 2 July 2002 | US$1 | – | 100% | 100% | Inactive |
| Success Wealth Ltd. *(note 1)* | B.V.I. 12 January 2000 | US$1 | – | 100% | 100% | Investment holding |
| Tower Hill Profits Limited *(note 1)* | B.V.I. 8 July 1999 | US$1 | – | 100% | 100% | Investment holding |
| Trifame Limited *(note 1)* | B.V.I. 5 January 2005 | US$1 | – | 100% | 100% | Investment holding |

| Name of subsidiary | Place and date of incorporation/ registration | Issued and fully paid share capital/ registered capital | Proportion of share capital/ registered capital held by the Company Directly | Indirectly | Equity interest held by the Group | Principal activities |
|---|---|---|---|---|---|---|
| Ultimate Strategy Limited *(note 1)* | B.V.I. 28 August 2003 | US$1 | – | 100% | 100% | Investment holding |
| Wealthy Label International Limited *(note 1)* | B.V.I. 4 January 2005 | US$1 | – | 100% | 100% | Investment holding |
| Well Orient Limited *(note 2)* | Hong Kong 21 August 2000 | HK$2 | – | 100% | 100% | Investment holding |
| Zhuhai Hanny Property Investment Limited ("Zhuhai Hanny") *(note 1)* | B.V.I. 5 December 2002 | US$1 | – | 100% | 100% | Inactive |
| Memorex Products (Taiwan) Inc. *(note 6)* | Taiwan 16 September 2000 | NT$4,000,000 | – | 68.68% | 45.2% | Trading and distribution of computer media products and audio and video products |
| Memtek Products (Taiwan) Inc. *(note 6)* | Taiwan 11 September 2000 | NT$4,000,000 | – | 100% | 100% | Trading and distribution of computer media products and audio and video products |

*Note 1:* No audited financial statements have been prepared for these companies, which were incorporated in a country where there were no statutory audit requirements.

*Note 2:* We have acted as auditors of these companies for each of the Relevant Periods or since their respective date of incorporation or acquisition, where this is a shorter period. Audited financial statements have been prepared in accordance with accounting policies generally accepted in Hong Kong for these companies for each of the three years ended 31 March 2005, or from their respective date of incorporation, where this is a shorter period.

*Note 3:* The statutory financial statements of MCL for the year ended 31 March 2003 were prepared in accordance with the relevant accounting principles and financial regulations applicable in Canada and were audited by Deloitte & Touche Canada, which is a member firm of Deloitte Touche Tohmatsu.

*Note 4:* The statutory financial statements of these companies for each of the Relevant Periods were audited by Deloitte & Touche, LLP United Kingdom, which is a member firm of Deloitte Touche Tohmatsu. The statutory financial statements of MPEL and DPEL for each of the three years ended 31 March 2003, 2004 and 2005 were prepared in accordance with the relevant accounting principles and financial regulations applicable in United Kingdom.

*Note 5:* The statutory financial statements of MPI for each of the Relevant Periods were audited by Deloitte & Touche United States, LLP, which is a member firm of Deloitte Touche Tohmatsu. The statutory financial statements of MPI for each of the three years ended 31 March 2003, 2004 and 2005 were prepared in accordance with the relevant accounting principles and financial regulations applicable in the United States.

*Note 6:* The statutory financial statements of Memorex Products (Taiwan) Inc. and Memtek Products (Taiwan) Inc. for each of the Relevant Periods were audited by Deloitte & Touche Taiwan, which is a member firm of Deloitte Touche Tohmatsu. The statutory financial statements of Memorex Products (Taiwan) Inc. and Memtek Products (Taiwan) Inc. for each of the three years ended 31 March 2005 were prepared in accordance with the relevant accounting principles and financial regulations applicable in Taiwan.

*Note 7:* The statutory financial statements of HMZ for each of the Relevant Periods were prepared in accordance with the relevant accounting principles and financial regulations applicable in the PRC and were audited by 珠海安德利聯合會計師事務所.

*Note 8:* The statutory financial statements of Rich Life for each of the Relevant Periods were audited by Deloitte & Touche Singapore, which is a member firm of Deloitte Touche Tohmatsu. The statutory financial statements were prepared in accordance with the relevant accounting principles and financial regulations applicable in Republic of Singapore.

*Note 9:* No audited financial statements have been prepared for this company as it is inactive since the date of incorporation.

*Note 10:* The statutory financial statements of CU Resources Limited for each of the Relevant Periods were audited by Union Alpha C.P.A. Limited. The statutory financial statements were prepared in accordance with the relevant accounting principles generally accepted in Hong Kong.

*Note 11:* These companies were acquired by the Group after 31 December 2005.

We have acted as auditors of the Company for each of the Relevant Periods. Audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong for each of the three years ended 31 March 2003, 2004 and 2005. For the purpose of this report, we have carried out independent audit procedures in accordance with the Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") on the consolidated financial statements of the Group for the nine months ended 31 December 2005, which was prepared in accordance with accounting principles generally accepted in Hong Kong.

We have examined the audited consolidated financial statements (the "Underlying Financial Statements") of the Group for the Relevant Periods. Our examination was made in accordance with the Auditing Guideline 3.340 "Prospectuses and the Reporting Accountant" as recommended by the HKICPA.

The consolidated income statements and consolidated cash flow of the Group for each of the Relevant Periods and consolidated balance sheets as at 31 March 2003, 2004, 2005 and 31 December 2005 as set out in this report have been prepared based on the Underlying Financial Statements for the Relevant Periods for the purpose of preparing our report for inclusion in the Circular.

The Underlying Financial Statements are the responsibility of the directors of the Company who approve their issue. The directors of the Company are responsible for the contents of the Circular in which this report is included. It is our responsibility to compile the Financial Information from the Underlying Financial Statements, to form an independent opinion on the Financial Information and to report our opinion to you.

In our opinion, the Financial Information together with the notes thereon gives, for the purpose of this report, a true and fair view of the state of affairs of the Group as at 31 March 2003, 2004 and 2005 and 31 December 2005 and of the consolidated results and cash flows of the Group for each of the three years ended 31 March 2005 and the nine months ended 31 December 2005.

The comparative consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement of the Group for the nine months ended 31 December 2004, together with the notes thereto (the "31 December 2004 Financial Information"), which were prepared by the directors of the Company solely for the purpose of this report. We have reviewed the 31 December 2004 Financial Information in accordance with SAS 700 "Engagements to review interim financial reports" issued by the HKICPA. Our review consisted principally of making enquiries of management and applying analytical procedures to the 31 December 2004 Financial Information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the 31 December 2004 Financial Information. On the basis of our review which does not constitute an audit, we are not aware of any material modification that should be made to the 31 December 2004 Financial Information.

## I. FINANCIAL INFORMATION

### Consolidated Income Statement

| | Notes | Year ended 31 March 2003 HK$'000 (As restated) | 2004 HK$'000 (As restated) | 2005 HK$'000 (As restated) | Nine months ended 31 December 2004 HK$'000 (Unaudited) | 2005 HK$'000 |
|---|---|---|---|---|---|---|
| Revenue | 8 | 4,162,804 | 5,025,930 | 5,676,459 | 4,434,124 | 4,523,483 |
| Cost of sales | | (3,248,769) | (3,932,182) | (4,376,361) | (3,472,065) | (3,534,053) |
| Gross profit | | 914,035 | 1,093,748 | 1,300,098 | 962,059 | 989,430 |
| Other operating income | 10 | 96,980 | 111,903 | 114,145 | 74,670 | 61,923 |
| Distribution and selling expenses | | (685,793) | (688,528) | (770,262) | (570,131) | (686,424) |
| Administrative expenses | | (278,968) | (283,709) | (294,778) | (222,197) | (170,768) |
| Other operating expenses | 11 | (38,608) | (4,598) | (29,712) | – | (75,215) |
| Impairment loss on investment securities | | (323,287) | – | – | – | – |
| Realization of negative goodwill arising on acquisition of additional interest in an associate | | – | – | 2,057 | – | – |
| Finance costs | 12 | (31,669) | (26,440) | (18,198) | (14,224) | (50,952) |
| Share of losses of associates | | (36,367) | (59,857) | (64,909) | (59,175) | (20,032) |
| Impairment loss on goodwill arising on acquisition of an associate | 13 | (104,585) | – | (177,446) | – | (14,391) |
| Impairment loss on trademark licenses | | – | – | – | – | (164,667) |
| Amortization of goodwill arising on acquisition of associates | | (6,612) | (17,651) | (28,089) | (21,065) | – |
| Net gain (loss) on disposal of subsidiaries and associates | 14 | 25 | 10,377 | (15,747) | (16,270) | 10,778 |
| Allowance for loans to associates | | (79,595) | – | – | – | – |
| (Loss) profit before income tax | | (574,444) | 135,245 | 17,159 | 133,667 | (120,318) |
| Income tax expense | 15 | (32,200) | (25,469) | (117,397) | (90,428) | (61,074) |
| (Loss) profit for the year/period | 16 | (606,644) | 109,776 | (100,238) | 43,239 | (181,392) |
| Attributable to: | | | | | | |
| Equity holders of the parent | | (648,620) | 13,300 | (161,862) | 4,094 | (127,102) |
| Minority interests | | 41,976 | 96,476 | 61,624 | 39,145 | (54,290) |
| | | (606,644) | 109,776 | (100,238) | 43,239 | (181,392) |
| Dividends | 18 | – | 11,221 | 11,193 | 11,193 | 22,463 |
| (Loss) earnings per share – basic | 19 | HK$(4.05) | HK$0.08 | HK$(0.82) | HK$0.02 | HK$(0.57) |

**Consolidated Balance Sheets**

| | Notes | As at 31 March 2003 HK$'000 (As restated) | As at 31 March 2004 HK$'000 (As restated) | As at 31 March 2005 HK$'000 (As restated) | As at 31 December 2005 HK$'000 |
|---|---|---|---|---|---|
| NON-CURRENT ASSETS | | | | | |
| Property, plant and equipment | 20 | 84,112 | 79,503 | 70,557 | 72,996 |
| Intangible assets | 21 | 337,873 | 428,019 | 401,383 | 236,734 |
| Interests in associates | 22 | 271,362 | 906,409 | 635,729 | 637,783 |
| Investments in securities | 23 | 887,630 | 189,220 | 123,534 | – |
| Available-for-sale investments | 24 | – | – | – | 678,399 |
| Long-term loan receivables | 25 | 10,188 | 4,898 | – | – |
| Deposits for acquisition of long-term investments | 26 | – | – | 35,000 | 190,175 |
| Deferred tax assets | 37 | 13,298 | 35,480 | 18,418 | 45,440 |
| | | 1,604,463 | 1,643,529 | 1,284,621 | 1,861,527 |
| CURRENT ASSETS | | | | | |
| Other asset | 27 | – | 145,085 | 108,000 | – |
| Inventories | 28 | 505,165 | 877,409 | 587,078 | 875,836 |
| Trade and other receivables | 29 | 486,609 | 738,820 | 766,277 | 1,067,761 |
| Investments held for trading | 30 | – | – | – | 128,894 |
| Investments in securities | 23 | 209,270 | 132,634 | 144,435 | – |
| Short-term loan receivables | 25 | 95,523 | 41,173 | 111,851 | 171,979 |
| Short-term loan receivables from related companies | 49 | 67,997 | 167,365 | 224,233 | 186,019 |
| Margin loan receivables | 31 | 51,095 | 32,373 | 30,586 | 24,682 |
| Amounts due from associates | 22A | – | – | – | 5,260 |
| Tax recoverable | | 3,810 | 488 | 19,855 | 5,047 |
| Pledged bank deposit | 32 | 19,226 | – | 20,014 | 20,591 |
| Bank balances and cash | | 224,573 | 164,360 | 359,603 | 21,416 |
| | | 1,663,268 | 2,299,707 | 2,371,932 | 2,507,485 |
| CURRENT LIABILITIES | | | | | |
| Trade and other payables | 33 | 890,572 | 1,272,283 | 1,011,814 | 1,299,327 |
| Margin loan payables | 31 | 1,609 | 840 | 253 | 152 |
| Bills payable | 31 | 2,481 | 4,939 | 3,644 | – |
| Dividend payable | | – | – | – | 9,046 |
| Amount due to an associate | 22B | – | – | – | 2,026 |
| Tax payable | | 23,194 | 2,496 | 91,420 | 59,765 |
| Borrowings – due within one year | 34 | 244,473 | 349,059 | 85,881 | 886,692 |
| Obligations under finance leases – due within one year | 35 | 1,113 | 1,068 | 462 | – |
| Bank overdrafts | | 22,416 | 23,266 | 46,978 | 26,663 |
| | | 1,185,858 | 1,653,951 | 1,240,452 | 2,283,671 |
| NET CURRENT ASSETS | | 477,410 | 645,756 | 1,131,480 | 223,814 |
| TOTAL ASSETS LESS CURRENT LIABILITIES | | 2,081,873 | 2,289,285 | 2,416,101 | 2,085,341 |

| | | As at 31 March | | | As at 31 December |
|---|---|---|---|---|---|
| | | **2003** | **2004** | **2005** | **2005** |
| | *Notes* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| | | (As restated) | (As restated) | (As restated) | |
| NON-CURRENT LIABILITIES | | | | | |
| Borrowings – due after one year | *34* | 172,995 | 7,921 | 157,470 | 7,258 |
| Obligations under finance leases – due after one year | *35* | 1,557 | 462 | – | – |
| Amount due to a minority shareholder | *36* | 2,406 | 2,428 | 2,526 | – |
| Deferred tax liabilities | *37* | 750 | 136 | 114 | 201 |
| | | 177,708 | 10,947 | 160,110 | 7,459 |
| TOTAL ASSETS AND LIABILITIES | | 1,904,165 | 2,278,338 | 2,255,991 | 2,077,882 |
| CAPITAL AND RESERVES | | | | | |
| Share capital | *38* | 1,603 | 1,866 | 2,236 | 2,261 |
| Reserves | *40* | 1,727,964 | 1,871,315 | 1,804,138 | 1,673,972 |
| Equity attributable to equity holders of the parent | | 1,729,567 | 1,873,181 | 1,806,374 | 1,676,233 |
| Minority interests | | 174,598 | 405,157 | 449,617 | 401,649 |
| TOTAL EQUITY | | 1,904,165 | 2,278,338 | 2,255,991 | 2,077,882 |

## Consolidated Statements of Changes in Equity

| | Attributable to equity holders of the parent | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Share capital HK$'000 | Share premium HK$'000 | Capital reserve HK$'000 (note 40) | Contributed surplus HK$'000 (note 40) | Currency translation reserve HK$'000 | Capital redemption reserve HK$'000 | Investment revaluation reserve HK$'000 | Other reserves HK$'000 (note 40) | Retained profits HK$'000 | Total HK$'000 | Minority interests HK$'000 | Total equity HK$'000 |
| At 1 April 2002 | | | | | | | | | | | | |
| – as originally stated | 160,301 | 1,974,542 | (138,749) | (69,936) | (18,387) | 592 | – | – | 338,805 | 2,247,168 | 214,611 | 2,461,779 |
| – effect of change in accounting policy *(note 2)* | – | – | – | – | – | – | – | – | 6,616 | 6,616 | 6,218 | 12,834 |
| – as restated | 160,301 | 1,974,542 | (138,749) | (69,936) | (18,387) | 592 | – | – | 345,421 | 2,253,784 | 220,829 | 2,474,613 |
| Currency realignment | – | – | – | – | 19,793 | – | – | – | – | 19,793 | (9,481) | 10,312 |
| Net income recognized directly in equity | – | – | – | – | 19,793 | – | – | – | – | 19,793 | (9,481) | 10,312 |
| Impairment loss on goodwill recognized in the consolidated income statement | – | – | 104,585 | – | – | – | – | – | – | 104,585 | – | 104,585 |
| (Loss) profit for the year | – | – | – | – | – | – | – | – | (648,620) | (648,620) | 41,976 | (606,644) |
| Total recognized income and expenses for the year | – | – | 104,585 | – | 19,793 | – | – | – | (648,620) | (524,242) | 32,495 | (491,747) |
| Arising on acquisition of further interest in a subsidiary | – | – | – | – | – | – | – | – | – | – | (78,726) | (78,726) |
| Issue of shares | 2 | 23 | – | – | – | – | – | – | – | 25 | – | 25 |
| Reduction of nominal value of shares | (158,700) | – | – | 158,700 | – | – | – | – | – | – | – | – |
| Transfer | – | (1,974,565) | – | 1,514,565 | – | – | – | – | 460,000 | – | – | – |
| At 31 March 2003 and 1 April 2003 | 1,603 | – | (34,164) | 1,603,329 | 1,406 | 592 | – | – | 156,801 | 1,729,567 | 174,598 | 1,904,165 |
| Currency realignment | – | – | – | – | 15,236 | – | – | – | – | 15,236 | (14,775) | 461 |
| Share of reserves of associates | – | – | – | – | – | – | – | 14,448 | – | 14,448 | – | 14,448 |
| Net income recognized directly in equity | – | – | – | – | 15,236 | – | – | 14,448 | – | 29,684 | (14,775) | 14,909 |
| Realized on partial disposal of interest in a subsidiary | – | – | 12,027 | – | – | – | – | – | – | 12,027 | 148,858 | 160,885 |
| Realized on disposal of a subsidiary | – | – | 556 | – | (216) | – | – | – | – | 340 | – | 340 |
| Profit for the year | – | – | – | – | – | – | – | – | 13,300 | 13,300 | 96,476 | 109,776 |
| Total recognized income and expenses for the year | – | – | 12,583 | – | 15,020 | – | – | 14,448 | 13,300 | 55,351 | 230,559 | 285,910 |
| Issue of shares | 263 | 99,934 | – | – | – | – | – | – | – | 100,197 | – | 100,197 |
| Share issue expenses | – | (713) | – | – | – | – | – | – | – | (713) | – | (713) |
| Dividends paid | – | – | – | – | – | – | – | – | (11,221) | (11,221) | – | (11,221) |
| At 31 March 2004 and 1 April 2004 | 1,866 | 99,221 | (21,581) | 1,603,329 | 16,426 | 592 | – | 14,448 | 158,880 | 1,873,181 | 405,157 | 2,278,338 |
| Currency realignment | – | – | – | – | 1,633 | – | – | – | – | 1,633 | (3,006) | (1,373) |
| Share of reserves of associates | – | – | – | – | – | – | – | (14,249) | – | (14,249) | – | (14,249) |

| | Attributable to equity holders of the parent | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Share capital HK$'000 | Share premium HK$'000 | Capital reserve HK$'000 (note 40) | Contributed surplus HK$'000 (note 40) | Currency translation reserve HK$'000 | Capital redemption reserve HK$'000 | Investment revaluation reserve HK$'000 | Other reserves HK$'000 (note 40) | Retained profits HK$'000 | Total HK$'000 | Minority interests HK$'000 | Total equity HK$'000 |
| Net income (expense) recognized directly in equity | – | – | – | – | 1,633 | – | – | (14,249) | – | (12,616) | (3,006) | (15,622) |
| Realized on disposal of subsidiaries | – | – | (556) | – | 7,842 | – | – | (7,810) | – | (524) | – | (524) |
| Release upon disposal/ deemed disposal of interest in associates | – | – | – | – | – | – | – | (187) | – | (187) | – | (187) |
| Realised on liquidation of an associate | – | – | – | – | 27 | – | – | – | – | 27 | – | 27 |
| (Loss) profit for the period | – | – | – | – | – | – | – | – | 4,094 | 4,094 | 39,145 | 43,239 |
| Total recognised income and expense for the period | – | – | (556) | – | 9,502 | – | – | (22,246) | 4,094 | (9,206) | 36,139 | 26,933 |
| Issue of shares | 370 | 118,976 | – | – | – | – | – | – | – | 119,346 | – | 119,346 |
| Share issue expenses | – | (640) | – | – | – | – | – | – | – | (640) | – | (640) |
| Dividend paid | – | – | – | – | – | – | – | – | (11,193) | (11,193) | – | (11,193) |
| At 31 December 2004 | 2,236 | 217,557 | (22,137) | 1,603,329 | 25,928 | 592 | – | (7,798) | 151,781 | 1,971,488 | 441,296 | 2,412,784 |
| Currency realignment | – | – | – | – | 842 | – | – | – | – | 842 | (1,267) | (425) |
| (Loss) profit for the period | – | – | – | – | – | – | – | – | (165,956) | (165,956) | 22,479 | (143,477) |
| Total recognised income and expense for the period | – | – | – | – | 842 | – | – | – | (165,956) | (165,114) | 21,212 | (143,902) |
| Arising on acquisition of further interest in a subsidiary | – | – | – | – | – | – | – | – | – | – | (12,891) | (12,891) |
| Transfer | – | – | – | (155,127) | – | – | – | – | 155,127 | – | – | – |
| At 31 March 2005, as restated | 2,236 | 217,557 | (22,137) | 1,448,202 | 26,770 | 592 | – | (7,798) | 140,952 | 1,806,374 | 449,617 | 2,255,991 |
| Effect of adoption of new accounting policies *(note 3)* | – | – | 22,137 | – | – | – | – | 11,947 | (6,494) | 27,590 | – | 27,590 |
| At 1 April 2005 – as restated | 2,236 | 217,557 | – | 1,448,202 | 26,770 | 592 | – | 4,149 | 134,458 | 1,833,964 | 449,617 | 2,283,581 |
| Currency realignment | – | – | – | – | (7,559) | – | – | – | – | (7,559) | 5,482 | (2,077) |
| Share of reserves of associate | – | – | – | – | – | – | (219) | 5,781 | – | 5,562 | – | 5,562 |
| Fair value change in available-for-sale investments | – | – | – | – | – | – | (15,221) | – | – | (15,221) | – | (15,221) |
| Net income (expense) recognized directly in equity | – | – | – | – | (7,559) | – | (15,440) | 5,781 | – | (17,218) | 5,482 | (11,736) |
| Arising on acquisition of further interest in a subsidiary | – | – | – | – | – | – | – | – | – | – | 560 | 560 |
| Realized on disposal of subsidiaries | – | – | – | – | 583 | – | – | – | – | 583 | 280 | 863 |
| (Loss) for the period | – | – | – | – | – | – | – | – | (127,102) | (127,102) | (54,290) | (181,392) |
| Total recognized income and expense for the period | – | – | – | – | (6,976) | – | (15,440) | 5,781 | (127,102) | (143,737) | (47,968) | (191,705) |
| Issue of shares upon scrip dividend | 25 | 8,444 | – | – | – | – | – | – | – | 8,469 | – | 8,469 |
| Dividend paid | – | – | – | – | – | – | – | – | (22,463) | (22,463) | – | (22,463) |
| At 31 December 2005 | 2,261 | 226,001 | – | 1,448,202 | 19,794 | 592 | (15,440) | 9,930 | (15,107) | 1,676,233 | 401,649 | 2,077,882 |

**Consolidated Cash Flow Statements**

| | Year ended 31 March | | | Nine months ended 31 December | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2004 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* (Unaudited) | *HK$'000* |
| OPERATING ACTIVITIES | | | | | |
| (Loss) profit before income tax | (574,444) | 135,245 | 17,159 | 133,667 | (120,318) |
| Adjustments for: | | | | | |
| Interest income | (38,646) | (22,728) | (22,651) | (15,456) | (32,722) |
| Finance costs | 31,669 | 26,440 | 18,198 | 14,224 | 50,952 |
| Share of results of associates | 36,367 | 59,857 | 64,909 | 59,175 | 20,032 |
| Impairment loss on goodwill arising on acquisition of an associate | 104,585 | – | 177,446 | – | 14,391 |
| Impairment loss on trademark licenses | – | – | – | – | 164,667 |
| Amortization of goodwill arising from acquisition of associates | 6,612 | 17,651 | 28,089 | 21,065 | – |
| Net (gain) loss on disposal of subsidiaries and associates | (25) | (10,377) | 15,747 | 16,270 | (10,778) |
| Allowance for loans to associates | 79,595 | – | – | – | – |
| Net unrealized holding loss (gain) on other investments | 26,482 | (16,829) | (17,223) | (11,471) | – |
| Decrease in fair value of investments held for trading | – | – | – | – | 75,215 |
| Allowance (reversal of allowance) for margin loan receivables | 2,429 | 5,300 | (2,387) | – | 620 |
| Realization of negative goodwill arising on acquisition of an associate | – | – | (8) | – | – |
| Amortization of intangible assets | 14,338 | 44,137 | 51,066 | 38,300 | 605 |
| Allowance for slow moving and obsolete inventories | 12,277 | 24,679 | 25,588 | 3,084 | 19,449 |
| Allowance for bad and doubtful debts | 36,534 | 3,208 | 22,269 | 14,662 | 1,532 |
| Depreciation and amortization of property, plant and equipment | 21,271 | 19,632 | 19,785 | 13,807 | 9,422 |
| Allowance for loan receivables | 22,056 | 16,653 | 8,338 | 5,469 | – |
| Loss (gain) on disposal of property, plant and equipment | 3,373 | 696 | 1,098 | (258) | 108 |
| Impairment loss on property, plant and equipment | 1,305 | – | – | – | – |
| Impairment loss on investment securities | 323,287 | – | – | – | – |
| Written off of long-term loan and interest receivables | 10,821 | – | – | – | – |
| Net (gain) loss on disposal of investment securities/ available-for-sale investments | – | (9,577) | 29,712 | – | – |
| Impairment loss on goodwill arising on acquisition of a subsidiary | – | 4,598 | – | – | – |
| Realization of negative goodwill arising on acquisition of additional interest in an associate | – | – | (2,057) | – | – |

| | | Year ended 31 March | | | Nine months ended 31 December | |
|---|---|---|---|---|---|---|
| | | 2003 | 2004 | 2005 | 2004 | 2005 |
| | *Note* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| | | | | | (Unaudited) | |
| Operating cash flows before movements in working capital | | 119,886 | 298,585 | 435,078 | 292,538 | 193,175 |
| (Increase) decrease in other asset | | – | (11,085) | 37,085 | – | 108,000 |
| (Increase) decrease in inventories | | (51,963) | (367,669) | 262,639 | 311,663 | (310,966) |
| Decrease (increase) in trade and other receivables | | 285,632 | (552,508) | (36,899) | (311,114) | (455,306) |
| Decrease (increase) in other investments | | 73,089 | 38,877 | 13,623 | 29,724 | (40,314) |
| Decrease (increase) in margin loan receivables | | 72,153 | 13,422 | 4,174 | (2,575) | 5,284 |
| Increase (decrease) in trade and other payables | | 103,195 | 468,621 | (260,297) | (282,588) | 291,399 |
| Decrease in margin loan payables | | (20,502) | (769) | (587) | (372) | (101) |
| Increase (decrease) in bills payable | | 402 | 2,458 | (1,295) | (4,403) | (3,644) |
| Cash generated from (used in) operations | | 581,892 | (110,068) | 453,521 | 32,873 | (212,473) |
| Interest and finance charges paid | | (36,451) | (14,155) | (8,369) | (7,168) | (41,234) |
| Overseas tax paid | | (19,978) | (41,262) | (43,607) | (27,095) | (115,049) |
| Hong Kong Profits Tax (paid) refunded | | (772) | 104 | 386 | 386 | – |
| NET CASH FROM (USED IN) OPERATING ACTIVITIES | | 524,691 | (165,381) | 401,931 | (1,004) | (368,756) |
| INVESTING ACTIVITIES | | | | | | |
| Repayment of short-term loan receivables | | 945,376 | 234,669 | 29,588 | 28,228 | 103,200 |
| (Increase) decrease in pledged bank deposit | | 72,574 | 19,226 | (20,014) | (20,014) | (577) |
| Interest received | | 33,353 | 21,093 | 18,123 | 15,274 | 29,623 |
| Amounts repaid (advanced) by associates | | 19,006 | 19,797 | 14,256 | (6,561) | (1,974) |
| Disposal of subsidiaries | 42 | 1,998 | (5) | 7,353 | 7,118 | 2,821 |
| Loans repaid by associates | | 1,949 | 6,496 | – | – | – |
| Proceeds from disposal of property, plant and equipment | | 1,844 | 3,127 | 1,274 | 962 | 177 |
| Increase in short-term loan receivables | | (1,073,932) | (270,822) | (105,755) | (105,052) | (33,464) |
| Acquisition of interests in associates | | (217,195) | (19,348) | (44,148) | (38,995) | (24,123) |
| Purchase of property, plant and equipment | | (16,457) | (17,726) | (14,229) | (7,531) | (13,335) |

| | Note | Year ended 31 March 2003 HK$'000 | 2004 HK$'000 | 2005 HK$'000 | Nine months ended 31 December 2004 HK$'000 (Unaudited) | 2005 HK$'000 |
|---|---|---|---|---|---|---|
| Acquisition of investment securities/available-for-sale investments | | (6,041) | – | (123,348) | – | (33,176) |
| Proceeds from disposal of investment securities | | – | 9,957 | 150,255 | – | – |
| Repayment of short-term loan receivables from related companies | | 132,378 | 53,954 | 32,890 | 29,358 | 99,800 |
| Proceeds from partial disposal of shareholding in a subsidiary | | – | 274,085 | – | – | – |
| Dividend received from an associate | | – | 4,257 | 4,668 | 4,608 | 1,481 |
| Increase in short-term loan receivables from related companies | | (200,375) | (194,495) | (89,758) | (34,837) | (48,808) |
| Acquisition of subsidiaries | 41 | – | (130,508) | – | – | (3,351) |
| Acquisition of patent | | – | (8,065) | – | – | – |
| Proceeds from disposal of an associate | | – | – | 10 | – | 1,750 |
| Deposits for acquisition of long-term investments | | – | – | (35,000) | – | (155,175) |
| Acquisition of an additional interest in a subsidiary | | – | – | (37,320) | – | – |
| Acquisition of unlisted debt securities | | – | – | (12,000) | (12,000) | (532,539) |
| Proceed from disposal of unlisted debt security | | – | – | – | – | 12,000 |
| NET CASH (USED IN) FROM INVESTING ACTIVITIES | | (305,522) | 5,692 | (223,155) | (139,442) | (595,670) |
| FINANCING ACTIVITIES | | | | | | |
| Bank loans raised | | 858,840 | 575,079 | 886,161 | 777,133 | 803,451 |
| Other loans raised | | 326,185 | 94,396 | 10,000 | 10,000 | 746,520 |
| Proceeds from issue of shares | | 25 | 99,484 | 118,500 | 118,500 | – |
| Repayments of bank loans | | (899,972) | (606,873) | (1,010,697) | (872,942) | (522,103) |
| Repayments of other loans | | (443,185) | (56,239) | – | – | (376,632) |
| Repayments of obligations under finance leases | | (3,417) | (1,137) | (1,070) | (796) | (462) |
| Repayments to a minority shareholder | | (39) | – | (10) | (10) | – |
| Dividends paid | | – | (11,221) | (10,987) | (10,987) | (4,949) |
| NET CASH (USED IN) FROM FINANCING ACTIVITIES | | (161,563) | 93,489 | (8,103) | 20,898 | 645,825 |

| | Year ended 31 March | | | Nine months ended 31 December | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2004 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* (Unaudited) | *HK$'000* |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | 57,606 | (66,200) | 170,673 | (119,548) | (318,601) |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR/PERIOD | 141,269 | 202,157 | 141,094 | 141,094 | 312,625 |
| EFFECT OF FOREIGN EXCHANGE RATE CHANGES | 3,282 | 5,137 | 858 | 645 | 729 |
| CASH AND CASH EQUIVALENTS AT END OF THE YEAR/PERIOD | 202,157 | 141,094 | 312,625 | 22,191 | (5,247) |
| ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS | | | | | |
| Bank balances and cash | 224,573 | 164,360 | 359,603 | 40,627 | 21,416 |
| Bank overdrafts | (22,416) | (23,266) | (46,978) | (18,436) | (26,663) |
| | 202,157 | 141,094 | 312,625 | 22,191 | (5,247) |

**Notes to the financial information**

**1. GENERAL**

The Company was incorporated in Bermuda on 3 September 1991 as an exempted company with limited liability under the Companies Act 1981 of Bermuda (as amended) and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The address of the registered office of the Company is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda and the address of the principal place of business of the Company is 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

During the Relevant Periods, the Group is principally engaged in trading of computer related products, consumer electronic products and securities and property development and trading.

The financial information are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

**2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS**

In 2004, the Group has adopted, for the first time, the Statement of Standard Accounting Practice ("SSAP") No. 12 Income Taxes ("SSAP 12 (Revised)") issued by the HKICPA. The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognized in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the revised accounting policy has been applied retrospectively. Comparative amounts for 2003 have been restated accordingly.

As a result of this change in policy, the balance of retained profits and minority interests at 1 April 2002 has been increased by HK$6,616,000 and HK$6,218,000, respectively representing the cumulative effect of the change in policy on the results for the periods prior to 1 April 2002. The change has resulted in an increase in loss for the year ended 31 March 2003 of HK$148,000 and an increase in the profit for the year ended 31 March 2004 of HK$8,877,000.

## 2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Cont'd)*

For the year ended 31 March 2005, the Group applied, for the first time, Hong Kong Financial Reporting Standards ("HKFRS") 3 "Business Combination", which is effective for business combinations for which the agreement is on or after 1 January 2005 to the accounting for business combinations for which the agreement date is on or after 1 January 2005. For business combinations which the agreement date was before 1 January 2005, goodwill arising is accounted for in accordance with the SSAP 30 "Business Combinations" ("SSAP 30") issued by the HKICPA. Under SSAP 30, goodwill represents the excess of the cost of the acquisition over the Group's interest in the fair value of identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition and is stated at cost less accumulated amortization and accumulated impairment losses. Under SSAP 30, negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition and is presented as deduction from assets. To the extent that such negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. HKFRS 3 requires goodwill arising from acquisitions to be determined as the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities on the date of acquisition. After initial recognition, HKFRS 3 requires goodwill to be carried at cost less accumulated impairment losses. HKFRS 3 prohibits the amortization of goodwill. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess (referred to as "discount on acquisition") is recognized immediately in the income statement. The application of HKFRS 3 has resulted in the recognition of goodwill of HK$24,430,000 (Note 21(b)) which is not subject to amortization but, impairment reviews are required and HK$2,057,000 of discount on acquisition arising on acquisition of an additional interest in an associate was credited to income statement for the year ended 31 March 2005.

From 1 April 2005 onwards, the Group has applied, for the first time, a number of new HKFRSs, Hong Kong Accounting Standards "(HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates have been changed under HKAS 1 "Presentation of Financial Statements". The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and prior accounting years are prepared and presented (see Note 3 for the financial impact).

## 2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Cont'd)*

**Business Combinations**

From 1 April 2005 onwards, the Group has applied the transitional provision of HKFRS 3 and the principal effects are summarized below:

*Goodwill*

In previous periods, goodwill arising on acquisitions prior to 1 April 2001 was held in reserves, and goodwill arising on acquisitions after 1 April 2001 was capitalized and amortized over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3 (the "Transitional Provision"). Goodwill previously recognized in reserves has been transferred to the Group's retained profits on 1 April 2005. With respect to goodwill arising on acquisitions after 1 April 2001 which previously capitalized on the balance sheet and included in intangible assets or included in interests in associates, the Group has discontinued amortizing such goodwill from 1 April 2005 onwards and goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions after 1 January 2005 is measured at cost less accumulated impairment losses after initial recognition (if any). As a result of this change in accounting policy, no amortization of goodwill has been charged for the nine months ended 31 December 2005. In accordance with the Transitional Provision, the Group has transferred goodwill previously held in capital reserve and other reserves of approximately HK$22,566,000 and HK$13,060,000 respectively to retained profits as at 1 April 2005 (see Note 3 for the financial impact).

***Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")***

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognized immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions prior to 1 April 2001 of approximately HK$429,000 was held in capital reserve and negative goodwill arising on acquisitions after 1 April 2001 of approximately HK$225,000 was presented as a deduction from interest in associates and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the Transitional Provisions, the Group has derecognized all discount on acquisition as at 1 April 2005 of which negative goodwill of approximately HK$429,000 previously recorded in capital reserve, and approximately HK$225,000 previously presented as a deduction from interests in associates (see Note 3 for the financial impact).

**Intangible assets are identified as having indefinite useful lives upon the application of HKAS 38 "Intangible Assets"**

In previous periods, intangible assets were amortized over their estimated useful lives of ten to twenty years. For the period beginning on 1 April 2005, the Group applies, at the first time, HKAS 38 which requires intangible assets to be assessed at the individual asset level as having either finite or indefinite life. A finite-life intangible asset is amortised over its estimated useful life whereas an intangible asset with an indefinite useful life is carried at cost less accumulated impairment losses (if any). Intangible assets with indefinite lives are not subject to amortization but are tested for impairment annually or more frequently when there are indications of impairment. In accordance with the transitional provisions in HKAS 38, the Group reassessed the useful lives of its intangible assets on 1 April 2005 and concluded that certain trademark licenses with a total carrying amount of HK$226,687,000 recognized under the predecessor accounting standard have indefinite useful lives. The Group has applied the revised useful lives prospectively and discontinued amortizing intangible assets with indefinite useful lives from 1 April 2005. No amortization has been charged in relation to intangible assets with indefinite useful lives for the nine months ended 31 December 2005. As a result of this change in accounting estimate, amortization charge for the nine months ended 31 December 2005 has decreased by approximately HK$38,300,000. Comparative figures have not been restated.

## 2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Cont'd)*

### Owner-occupied Leasehold Interest in Land

In previous periods, owner-occupied leasehold land and buildings were included in property, plant and equipment measured using the revaluation model. In 2005, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortized over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively and has had no material effect on the Group's retained profits as at 1 April 2005 since no reliable allocation between the land and buildings elements can be made. The leasehold interests in land continue to be accounted for as property, plant and equipment.

### Financial Instruments

In 2005, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. The adoption of HKAS 32 has had no material effect on the presentation of financial instruments in the financial statements of the Group. HKAS 39, which is effective for accounting periods beginning on or after 1 January 2005, generally does not permit to recognize, derecognize or measure financial assets and liabilities on a retrospective basis. The principal effects on the Group as a result of implementation of HKAS 39 are summarized below:

*Classification and measurement of financial assets and financial liabilities*

The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 31 March 2005, the Group classified and measured its debt and equity securities in accordance with the benchmark treatment of SSAP 24. Under SSAP 24, investments in debt or equity securities are classified as "investment securities", "other investments" or "held-to-maturity investments" as appropriate. "Investment securities" are carried at cost less any identified impairment losses while "other investments" are measured at fair value, with unrealized gains or losses included in the profit or loss. Held-to-maturity investments are carried at amortized cost less any identified impairment losses. From 1 April 2005 onwards, the Group classifies and measures its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit and loss", "available-for-sale investments", "loans and receivables", or "held-to-maturity financial assets". The classification depends on the purpose for which the assets are acquired. "Financial assets at fair value through profit and loss" and "available-for-sale investments" are carried at fair value, with changes in fair values recognized in profit and loss and equity, respectively. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortized cost using the effective interest method (see Note 3 for the financial impact).

## 2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Cont'd)*

**Financial Instruments** *(Cont'd)*

***Financial assets and financial liabilities other than debt and equity securities***

From 1 April 2005 onwards, the Group has classified and measured its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". Other financial liabilities are carried at amortized cost using the effective interest method. The adoption of HKAS 39 has had no material effect to the financial assets and financial liabilities other than debt and equity securities of the Group.

***Investment in convertible notes***

From 1 April 2005 onwards, the Group has applied HKAS 39 to the convertible notes it acquired during the period ended 31 December 2005. In accordance with HKAS 39, the conversion option element of the convertible note represents an embedded derivative instrument which is accounted for separately from the convertible note and, as such, to be measured at fair value when initially recorded and at subsequent reporting dates. The fair value of this conversion option, is estimated using a relevant option pricing model at the date of subscription of the convertible note, and as at subsequent reporting dates. Changes in fair value of the conversion option of the unlisted convertible note are recognized directly in profit or loss (see Note 3 for the financial impact).

**Share-based payment**

From 1 April 2005 onwards, the Group has applied HKFRS 2 "Share-based payment" which requires an expense to be recognized where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of directors' and employees' share options of the Company and its subsidiaries determined at the date of grant of the share options over the vesting period. Prior to the application of HKFRS 2, the Group did not recognize the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to shares granted on or after 1 April 2005. In relation to shares granted before 1 April 2005, the Group has not applied HKFRS 2 to shares granted on or before 7 November 2002 and shares granted after 7 November 2002 and had vested before 1 April 2005 in accordance with the relevant transitional provisions. The Group had no share granted after 7 November 2002 and had not yet vested on 1 April 2005, and accordingly, no retrospective restatement is required.

## 2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Cont'd)*

**Hotel properties**

HK Interpretation 2 ("HK-Int 2") "The Appropriate Accounting Policies for Hotel Properties" clarifies the accounting policy for owner-operated hotel properties. In previous periods, the self-operated hotel properties of the Group's associate were carried at cost less impairment amounts and were not subject to depreciation. HK-Int 2 requires owner-operated properties to be classified as property, plant and equipment in accordance with HKAS 16, "Property, Plant and Equipment" and therefore be accounted for either using the cost model or the revaluation model. The Group's associate has resolved to account for these hotel properties using the cost model. In the absence of any specific transitional provisions in HK-Int 2, the new accounting policy has been applied retrospectively. Comparative figures have been restated. An adjustment of HK$937,000 has been made to decrease the share of net assets of associates and to decrease the profit and loss for the year ended 31 March 2005 respectively (see Note 3 for financial impact).

## 3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described in Note 2 on the results for the Relevant Periods and for the nine months ended 31 December 2004 are as follows:

**(i) On results**

*For the year ended 31 March 2003*

| | HKAS 1<br>*HK$'000*<br>*(Note 2)* | SSAP 12<br>*HK$'000*<br>*(Note 2)* | Total effects<br>*HK$'000* |
|---|---|---|---|
| Increase in share of losses of associates | (3,841) | – | (3,841) |
| Decrease (increase) in income tax expense | 3,841 | (148) | 3,693 |
| Increase in loss for the year | – | (148) | (148) |

*For the year ended 31 March 2004*

| | HKAS 1<br>*HK$'000*<br>*(Note 2)* | SSAP 12<br>*HK$'000*<br>*(Note 2)* | Total effects<br>*HK$'000* |
|---|---|---|---|
| Increase in share of losses of associates | (2,377) | – | (2,377) |
| Decrease in income tax expense | 2,377 | 8,877 | 11,254 |
| Increase in profit for the year | – | 8,877 | 8,877 |

3. **SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Cont'd)***

*For the year ended 31 March 2005*

| | **HKAS 1** *HK$'000* *(Note 2)* | **HK-INT 2** *HK$'000* *(Note 2)* | **Total effects** *HK$'000* |
|---|---|---|---|
| Increase in share of losses of associates | (4,247) | (937) | (5,184) |
| Decrease in income tax expense | 4,247 | – | 4,247 |
| Decrease in loss for the year | – | (937) | (937) |

*For the nine months ended 31 December 2005*

| | **HKAS 1** *HK$'000* *(Note 2)* | **HKAS 38** *HK$'000* *(Note 2)* | **HKAS 39** *HK$'000* *(Note 2)* | **HKFRS 3** *HK$'000* *(Note 2)* | **Total effects** *HK$'000* |
|---|---|---|---|---|---|
| Decrease in realization of negative goodwill arising on acquisition of an additional interest in an associate | – | – | – | (17) | (17) |
| Decrease in amortization of goodwill | – | – | – | 18,891 | 18,891 |
| Decrease in amortization of trademark licenses | – | 38,300 | – | 17,716 | 56,016 |
| Decrease in amortization of goodwill arising on acquisition of associates | – | – | – | 5,522 | 5,522 |
| Increase in share of losses of associates | (1,435) | – | – | – | (1,435) |
| Decrease in income tax expense | 1,435 | – | – | – | 1,435 |
| Change in fair value of conversion option of unlisted convertible notes | – | – | (51,813) | – | (51,813) |
| Increase (decrease) in profit for the period | – | 38,300 | (51,813) | 42,112 | 28,599 |

**3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Cont'd)***

*For the nine months ended 31 December 2004*

| | **HKAS 1**<br>*HK$'000*<br>*(Note 2)*<br>(Unaudited) |
|---|---|
| Increase in share of losses of associates | (3,507) |
| Decrease in income tax expense | 3,507 |
| | – |

**(ii) On income statement line items**

*For the year ended 31 March 2003*

| | **HKAS 1**<br>*HK$'000*<br>*(Note 2)* |
|---|---|
| Increase in share of losses of associates | (3,841) |
| Decrease in income tax expense | 3,841 |
| | – |

*For the year ended 31 March 2004*

| | **HKAS 1**<br>*HK$'000*<br>*(Note 2)* |
|---|---|
| Increase in share of losses of associates | (2,377) |
| Decrease in income tax expenses | 2,377 |
| | – |

**3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Cont'd)***

*For the year ended 31 March 2005*

| | HKAS 1 | HK-INT 2 | Total effects |
|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* |
| | *(Note 2)* | *(Note 2)* | |
| Increase in share of losses of associates | (4,247) | (937) | (5,184) |
| Decrease in income tax expense | 4,247 | – | 4,247 |
| Increase in loss for the year | – | (937) | (937) |

*For the nine months ended 31 December 2005*

| | HKAS 1 | HKAS 38 | HKAS 39 | HKFRS 3 | Total effects |
|---|---|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| | *(Note 2)* | *(Note 2)* | *(Note 2)* | *(Note 2)* | |
| Decrease in administrative expenses | – | 38,300 | – | 36,607 | 74,907 |
| Decrease in realization of negative goodwill arising on acquisition of an additional interest in an associate | – | – | – | (17) | (17) |
| Decrease in amortization of goodwill arising on acquisition of associates | – | – | – | 5,522 | 5,522 |
| Increase in share of losses of associates | (1,435) | – | – | – | (1,435) |
| Decrease in income tax expense | 1,435 | – | – | – | 1,435 |
| Change in fair value of conversion option of unlisted convertible notes | – | – | (51,813) | – | (51,813) |
| | – | 38,300 | (51,813) | 42,112 | 28,599 |

## 3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Cont'd)*

*For the nine months ended 31 December 2004*

| | **HKAS 1**<br>*HK$'000*<br>*(Note 2)*<br>(Unaudited) |
|---|---|
| Increase in share of losses of associates | (3,507) |
| Decrease in income tax expense | 3,507 |
| | – |

The cumulative effects of the new HKFRSs as at respective balance sheet dates are summarized below:

*As at 31 March 2003*

| | **As originally stated**<br>*HK$'000* | **HKAS 1**<br>*HK$'000* | **As restated**<br>*HK$'000* |
|---|---|---|---|
| Total assets and liabilities | 1,904,165 | – | 1,904,165 |
| Share capital | 1,603 | – | 1,603 |
| Capital reserve | (34,164) | – | (34,164) |
| Other reserves | 1,605,327 | – | 1,605,327 |
| Retained profits | 156,801 | – | 156,801 |
| Minority interests | – | 174,598 | 174,598 |
| Total effects on equity | 1,729,567 | 174,598 | 1,904,165 |
| Minority interests | 174,598 | (174,598) | – |

## 3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Cont'd)*

*As at 31 March 2004*

| | As originally stated | HKAS 1 | As restated |
|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* |
| Total assets and liabilities | 2,278,338 | – | 2,278,338 |
| Share capital | 1,866 | – | 1,866 |
| Capital reserve | (21,581) | – | (21,581) |
| Other reserves | 1,734,016 | – | 1,734,016 |
| Retained profits | 158,880 | – | 158,880 |
| Minority interests | – | 405,157 | 405,157 |
| Total effects on equity | 1,873,181 | 405,157 | 2,278,338 |
| Minority interests | 405,157 | (405,157) | – |

## 3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Cont'd)*

*As at 31 March 2005*

| | As at 31 March 2005 (originally stated) | Retrospective adjustments | | As at 31 March 2005 (restated) | Adjustments on 1 April 2005 *(Note)* | As at 1 April 2005 (restated) |
|---|---|---|---|---|---|---|
| | | HKAS 1 | HK-INT 2 | | | |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Property, plant and equipment | 70,557 | – | – | 70,557 | – | 70,557 |
| Interests in associates | 636,666 | – | (937) | 635,729 | 27,590 | 663,319 |
| Investments in securities (non-current) | 123,534 | – | – | 123,534 | (123,534) | – |
| Available-for-sale investments | – | – | – | – | 123,534 | 123,534 |
| Investments in securities (current) | 144,435 | – | – | 144,435 | (144,435) | – |
| Investments held for trading | – | – | – | – | 144,435 | 144,435 |
| Other net assets | 1,281,736 | – | – | 1,281,736 | – | 1,281,736 |
| Total effects on assets an liabilities | 2,256,928 | – | (937) | 2,255,991 | 27,590 | 2,283,581 |
| Share capital | 2,236 | – | – | 2,236 | – | 2,236 |
| Capital reserve | (22,137) | – | – | (22,137) | 22,137 | – |
| Other reserves | 1,685,323 | – | – | 1,685,323 | 11,947 | 1,697,270 |
| Retained profits | 141,889 | – | (937) | 140,952 | (6,494) | 134,458 |
| Minority interests | – | 449,617 | – | 449,617 | – | 449,617 |
| Total effects on equity | 1,807,311 | 449,617 | (937) | 2,255,991 | 27,590 | 2,283,581 |
| Minority interests | 449,617 | (449,617) | – | – | – | – |

*Note:* The adjustment of approximately HK$27,365,000 included in interests in associates represents the adoption of new HKFRSs by an associate of the Group. The other adjustments represent the adoption of HKAS 39 and HKFRS 3 by the Group. For details, please refer to Note 2.

## 3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Cont'd)*

The financial effects of the application of the new HKFRSs to the Group's equity as at 1 April 2002 are summarized below:

| | **As originally stated** *HK$'000* | **SSAP 12** *HK$'000* *(Note 2)* | **HKAS 1** *HK$'000* *(Note 2)* | **As restated** *HK$'000* |
|---|---|---|---|---|
| Share capital | 160,301 | – | – | 160,301 |
| Capital reserve | (138,749) | – | – | (138,749) |
| Other reserves | 1,886,811 | – | – | 1,886,811 |
| Retained profits | 338,805 | 6,616 | – | 345,421 |
| Minority interests | – | 6,218 | 214,611 | 220,829 |
| Total effects on equity | 2,247,168 | 12,834 | 214,611 | 2,474,613 |

The Group has not early applied the following new Standards or Interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these Standards or Interpretations will have no or any material impact on the financial statements of the Group.

| | |
|---|---|
| HKAS 1 (Amendment) | Capital disclosures[1] |
| HKAS 19 (Amendment) | Actuarial gains and losses, group plans and disclosures[2] |
| HKAS 21 (Amendment) | Net investment in a foreign operation[2] |
| HKAS 39 (Amendment) | Cash flow hedge accounting of forecast intragroup transactions[2] |
| HKAS 39 (Amendment) | The fair value option[2] |
| HKAS 39 and HKFRS 4 (Amendments) | Financial guarantee contracts[2] |
| HKFRS 6 | Exploration for and evaluation of mineral resources[2] |
| HKFRS 7 | Financial instruments: Disclosures[1] |
| HK(IFRIC) – INT 4 | Determining whether an arrangement contains a lease[2] |
| HK(IFRIC) – INT 5 | Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds[2] |
| HK(IFRIC) – INT 6 | Liabilities arising from participating in a specific market – waste electrical and electronic equipment[3] |
| HK(IFRIC) – INT 7 | Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[4] |

[1] Effective for annual periods beginning on or after 1 January 2007.

[2] Effective for annual periods beginning on or after 1 January 2006.

[3] Effective for annual periods beginning on or after 1 December 2005.

[4] Effective for annual periods beginning on or after 1 March 2006.

## 4. CHANGE OF ACCOUNTING ESTIMATES

**Change of depreciation rate**

Prior to 1 April 2004, certain furniture, fixtures and equipment were depreciated at 10% per annum. With effect from 1 April 2004, they are depreciated at 33% per annum which reflects the Group's previous experience of the useful lives of those assets. The change in depreciation rate has increased the depreciation charge for the year ended 31 March 2005 by HK$3,003,000. There was no other change of depreciation rate for the year ended 31 March 2003 and 2004 and for the nine months ended 31 December 2005.

## 5. SIGNIFICANT ACCOUNTING POLICIES

The financial information has been prepared under the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below. The financial information has been prepared in accordance with the principal accounting policies set out below which conform with HKASs and HKFRSs.

**Basis of consolidation**

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries.

The results of subsidiaries acquired or disposed of during the Relevant Periods are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

**Goodwill**

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

Goodwill arising on acquisition prior to 1 April 2001 continues to be held in reserves, and will be charged to the retained earnings at the time when the business to which the goodwill relates is disposed of or when a cash-generating unit ("CGU") to which the goodwill relates becomes impaired.

For previously capitalised goodwill arising on acquisitions after 1 April 2005, the Group has discontinued amortisation from 1 January 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is indication that the CGU to which the goodwill relates may be impaired.

5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Goodwill arising on acquisition after 1 January 2005 is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

For the purpose of impairment testing, goodwill is allocated to each of the Group's CGU expected to benefit from the synergies of the combination. CGU to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

**Excess of an acquirer's interest in the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over cost ("discount on acquisitions")**

A discount on acquisition arising on an acquisition of a subsidiary, an associate or a jointly controlled entity for which an agreement date is on or after 1 January 2005 represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination. Discount on acquisition is recognized immediately in profit or loss. A discount on acquisition arising on an acquisition of an associate (which is accounted for using the equity method) is included as income in the determination of the investor's share of results of the associate in the period in which the investment is acquired.

As explained in Note 2 above, all negative goodwill as at 1 April 2005 has been derecognized with a corresponding adjustment to the Group's retained earnings.

**Trademark licenses**

Prior to 31 March 2005, intangible assets were amortized over their estimated useful lives of ten to twenty years. For the period beginning on 1 April 2005, intangible assets with indefinite useful lives and trademark licenses not yet available for use are tested for impairment annually by comparing their carrying amounts with their recoverable amounts, irrespective of whether there is any indication that they may be impaired. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

When an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years.

Trademark licenses with finite-life are stated at cost less amortization and any identified impairment loss. Amortization is calculated to write off the cost of the trademark licenses over their estimated useful lives, using the straight line method.

**Patent**

The patent is measured initially at cost and amortized on a straight line basis over its estimated useful life.

## 5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

### Revenue recognition

Sales of goods are recognized when goods are delivered and title has passed.

Sales of investments in securities are recognized on a trade-date basis when contracts are executed.

Sales of other asset are recognized upon the execution of a binding sale agreement.

Internet service income and royalty income are recognized when services are provided.

Rental income, including rentals invoiced in advance from properties let under operating leases, is recognized on a straight line basis over the period of the respective leases.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

### Investments in associates

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

### Impairment (other than goodwill, intangible assets with indefinite useful lives and intangible assets that are not yet ready for use)

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of the asset is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. Impairment losses are recognized as expenses immediately.

5. **SIGNIFICANT ACCOUNTING POLICIES** *(Cont'd)*

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately. An impairment loss recognized for goodwill arising from business combinations for which the agreement date is on or after 1 January 2005 is not reversed in subsequent period.

**Property, plant and equipment**

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and amortization and accumulated impairment losses.

Advantage has been taken of the transitional relief provided by paragraph 80A of HKAS 16 "Property, plant and equipment" from the requirement to make regular revaluations of the Group's land and buildings which had been carried at revalued amounts prior to 30 September 1995. Accordingly, no further revaluation of land and buildings will be carried out.

Depreciation and amortization are provided to write off the cost or valuation of items of property, plant and equipment over their estimated useful lives, on a straight-line basis, at the following rates per annum:

| | |
|---|---|
| Freehold land | Nil |
| Leasehold land and buildings | Over the period of the leases or 2.5% – 5% |
| Plant and machinery | 10% – 20% |
| Moulds | 25% – 33% |
| Furniture, fixtures and equipment | 10% – 33% |
| Motor vehicles | 20% – 25% |

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the income statement.

**Leasing**

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

***The Group as lessor***

Rental income from operating leases is recognised in the income statement on a straight line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight line basis over the lease term.

## 5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

*The Group as lessee*

Assets held under finance leases are recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss.

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognized as a reduction of rental expense over the lease term on a straight-line basis.

**Other asset**

Other asset which represent interest on development right of land held for sale are stated at the lower of cost and net realisable value.

**Inventories**

Inventories are stated at the lower of cost and net realizable value. Cost comprises direct materials and, where applicable, those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average cost method. Net realizable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

**Foreign currencies**

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of the entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the Relevant Periods in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognized in equity in the consolidated financials statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity, in which cases, the exchange differences are also recognized directly in equity.

5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

**Share-based payment**

***Equity-settled share-based payment transactions***

*Share options granted to employees*

The fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity (share option reserve).

At the time when the share options are exercised, the amount previously recognized in share option reserve will be transferred to share premium. When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognized in share option reserve will continue to be held in share option reserve.

**Financial instruments**

Financial assets and financial liabilities are recognized on the balance sheet when a group entity becomes a party to the contractual provisions of the instruments. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

***Financial assets***

The Group's financial assets are classified into one of the four categories, including financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

***Financial assets at fair value through profit or loss***

Financial assets at fair value through profit or loss has two subcategories, including financial assets held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.

## 5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

*Loans and receivables*

Loans and receivables (including trade and other receivables, short-term loan receivables, short-term loan receivables from related companies and margin loan receivables and bank deposits) are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables are carried at amortized cost using the effective interest method, less any identified impairment losses. An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognized, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

*Available-for-sale financial assets*

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any of the other categories (set out above). At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognized in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognized in equity is removed from equity and recognized in profit or loss. Any impairment losses on available-for-sale financial assets are recognized in profit or loss. Impairment losses on available-for-sale equity investments will not reverse in subsequent periods. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

*Financial liabilities and equity*

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The Group's financial liabilities are generally classified into financial liabilities at fair value through profit or loss and other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

## 5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

*Other financial liabilities*

Other financial liabilities including trade and other payables, margin loan payables, dividend payable, amount due to an associate, amount due to a minority shareholder, borrowings, bills payables, obligations under finance leases and bank overdrafts are subsequently measured at amortised cost, using the effective interest rate method.

*Equity instruments*

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

***Derivative financial instruments and hedging***

Derivatives of the Group that do not qualify for hedge accounting are deemed as financial assets held for trading or financial liabilities held for trading. Changes in fair values of such derivatives are recognized directly in profit or loss.

***Derecognition***

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

For financial liabilities, they are removed from the Group's balance sheet (i.e. when the obligation specified in the relevant contract is discharged, cancelled or expires). The difference between the carrying amount of the financial liability derecognized and the consideration paid is recognized in profit or loss.

**Taxation**

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the Relevant Periods. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

## 5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

### Retirement benefits costs

Payments to defined contribution retirement benefit plans are charged as expenses as they fall due.

## 6. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the process of applying the Group's accounting policies which are described in note 5, management has made the following judgment that have significant effect on the amounts recognized in the financial statements. The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are also discussed below.

### Depreciation and Amortization

The Group's net book value of property, plant and equipment as at 31 December 2005 was HK$72,996,000. The Group depreciates the plant and machinery on a straight-line basis over the estimated useful life of three to forty years, and after taking into account of their estimated residual value, using the straight-line method, at the rate 2.5% to 33% per annum, commencing from the date the equipment is placed into productive use. The estimated useful life and dates that the Group places the equipment into productive use reflects the directors' estimate of the periods that the Group intend to derive future economic benefits from the use of the Group's plant and equipment.

### Allowances for bad and doubtful debts

The policy for allowance of bad and doubtful debts of the Group is based on the evaluation of collectability and aged analysis of accounts and on management's judgment. A considerable amount of judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

## 6. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY *(Cont'd)*

**Allowances for inventories**

The management of the Group reviews an aged analysis at each balance sheet date, and makes allowance for obsolete and slow-moving inventory items identified that are no longer suitable for resale. The management estimates the net realizable value for such finished goods and work in progress based primarily on the latest invoice prices and current market conditions. The Group carries out an inventory review on a product-by-product basis at each balance sheet date and makes allowance for obsolete items.

**Estimated impairment of goodwill and trademark licenses**

Determining whether goodwill and trademark licenses are impaired requires an estimation of the value in use of the CGU to which goodwill and trademark licenses has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at 31 December 2005, the carrying amounts of goodwill and trademark licenses are HK$168,531,000 and HK$62,020,000 respectively. Details of the recoverable amount calculation are disclosed in note 21.

**Income taxes**

As at 31 December 2005, a deferred tax asset of HK$1,041,000 in relation to unused tax losses has been recognised in the Group's balance sheet. The realisability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less or more than expected, a material reversal or further recognition of deferred tax assets may arise, which would be recognised in the income statement for the period in which such a reversal or further recognition takes place.

## 7. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's major financial instruments include equity and debt investments, borrowings, trade and other receivables, short-term loan receivables, margin loans receivables and bank deposits or payables, trade and other payables and obligations under finance leases and bank deposits or payables. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

### Currency risk

Several subsidiaries of the Company have foreign currency sales, which expose the Group to foreign currency risk. In order to mitigate the foreign currency risk, foreign currency forward contracts are entered into in respect of highly probable foreign currency forecast sales in accordance with the Group's risk management policies.

Certain trade receivables, short-term loan receivables and borrowings of the Group are denominated in foreign currencies. The Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises.

### Fair value interest rate risk

The Group's fair value interest rate risk relates primarily to fixed-rate and variable-rate bank borrowings (see Note 34 for details of these borrowings). In relation to these fixed-rate borrowings, the Group aims at keeping borrowings at variable rates.

### Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations as at 31 December 2005 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The Group has no significant concentration of credit risk, with exposure spread over a number of counterparties and customers.

### Price risk

The Group's available-for-sale investments and investments held for trading are measured at fair value at each balance sheet date. Therefore, the Group is exposed to equity and debt security price risk. The management manages this exposure by maintaining a portfolio of investments with different risk profiles.

## 8. REVENUE

Revenue represents the net amounts received and receivable for goods sold, securities traded by the Group, and sales of other asset to outside customers during the Relevant Periods and for the nine months ended 31 December 2004 and is analysed as follows:

| | Year ended 31 March | | | Nine months ended 31 December | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2004 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| | | | | (Unaudited) | |
| Sales of goods | 4,084,798 | 4,974,981 | 5,542,975 | 4,355,280 | 4,290,687 |
| Securities trading | 78,006 | 34,949 | 93,884 | 78,844 | 113,996 |
| Sale of other asset *(Note 27)* | – | 16,000 | 39,600 | – | 118,800 |
| | 4,162,804 | 5,025,930 | 5,676,459 | 4,434,124 | 4,523,483 |

## 9. SEGMENT INFORMATION

In accordance with the Group's internal financial reporting, the Group has determined that business segments are its primary reporting format and geographical segments are its secondary reporting format.

### Business segments

The Group is organized into four business segments, namely trading of computer related products, consumer electronic products and securities and property development and trading.

Following a business reassessment in 2005, the Group considers the property development and trading business as the Group's forth core business and accordingly the relevant revenue is disclosed as revenue of the Group for the year ended 31 March 2005 and for the nine months ended 31 December 2005. Such activities were included in other revenue for the year ended 31 March 2004. Comparative figures have been restated to conform with the 2005 presentation.

## 9. SEGMENT INFORMATION *(Cont'd)*

Segment information about these businesses is presented as below:

| | Trading of computer related products | Trading of consumer electronic products | Trading of securities | Property development and trading | Consolidated |
|---|---|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* (As restated) |
| *For the year ended 31 March 2003* | | | | | |
| REVENUE | | | | | |
| External sales | 2,975,181 | 1,109,617 | 78,006 | - | 4,162,804 |
| SEGMENT RESULT | 97,875 | 20,177 | (110,408) | - | 7,644 |
| Interest income | | | | | 38,646 |
| Unallocated corporate expenses | | | | | (38,644) |
| Impairment loss on investment securities | | | | | (323,287) |
| Finance costs | | | | | (31,669) |
| Share of losses of associates | | | | | (36,367) |
| Impairment loss on goodwill arising on acquisition of an associate | | | | | (104,585) |
| Net gain on disposal of subsidiaries | | | | | 25 |
| Amortization of goodwill arising on acquisition of an associate | | | | | (6,612) |
| Allowance for loans to associates | | | | | (79,595) |
| Loss before income tax | | | | | (574,444) |
| Income tax expense | | | | | (32,200) |
| Loss for the year | | | | | (606,644) |

## 9. SEGMENT INFORMATION *(Cont'd)*

| | Trading of computer related products | Trading of consumer electronic products | Trading of securities | Property development and trading | Consolidated |
|---|---|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| | | | | | (As restated) |
| *Assets and liabilities at 31 March 2003* | | | | | |
| ASSETS | | | | | |
| Segment assets | 1,395,363 | 983 | 193,920 | – | 1,590,266 |
| Interests in associates | | | | | 271,362 |
| Investment securities | | | | | 902,980 |
| Unallocated corporate assets | | | | | 503,123 |
| Consolidated total assets | | | | | 3,267,731 |
| LIABILITIES | | | | | |
| Segment liabilities | 880,683 | – | 3,161 | – | 883,844 |
| Borrowings | | | | | 417,468 |
| Unallocated corporate liabilities | | | | | 62,254 |
| Consolidated total liabilities | | | | | 1,363,566 |

| | Trading of computer related products | Corporate | Consolidated |
|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* |
| | | | (As restated) |
| *Other information* | | | |
| *For the year ended 31 March 2003* | | | |
| Addition of goodwill arising on acquisition of additional interest in a subsidiary | 199,590 | – | 199,590 |
| Capital expenditure | 15,810 | 3,637 | 19,447 |
| Depreciation and amortization | 33,657 | 1,952 | 35,609 |
| Impairment loss on investment securities | – | 323,287 | 323,287 |
| Impairment loss on property, plant and equipment | – | 1,305 | 1,305 |
| Other non-cash expenses | 76,669 | 5,706 | 82,375 |

## 9. SEGMENT INFORMATION *(Cont'd)*

| | Trading of computer related products HK$'000 | Trading of consumer electronic products HK$'000 | Trading of securities HK$'000 | Property development and trading HK$'000 | Consolidated HK$'000 (As restated) |
|---|---|---|---|---|---|
| *For the year ended 31 March 2004* | | | | | |
| REVENUE | | | | | |
| External sales | 3,737,278 | 1,237,703 | 34,949 | 16,000 | 5,025,930 |
| SEGMENT RESULT | 206,695 | 21,881 | 20,804 | 5,656 | 255,036 |
| Interest income | | | | | 22,728 |
| Unallocated corporate expenses | | | | | (48,948) |
| Finance costs | | | | | (26,440) |
| Share of losses of associates | | | | | (59,857) |
| Amortization of goodwill arising on acquisition of associates | | | | | (17,651) |
| Net gain on disposal of subsidiaries and associates | | | | | 10,377 |
| Profit before income tax | | | | | 135,245 |
| Income tax expense | | | | | (25,469) |
| Profit for the year | | | | | 109,776 |

| | Trading of computer related products HK$'000 | Trading of consumer electronic products HK$'000 | Trading of securities HK$'000 | Property development and trading HK$'000 | Consolidated HK$'000 (As restated) |
|---|---|---|---|---|---|
| *Assets and liabilities at 31 March 2004* | | | | | |
| ASSETS | | | | | |
| Segment assets | 2,109,537 | 1,561 | 132,964 | 145,085 | 2,389,147 |
| Interests in associates | | | | | 906,409 |
| Unallocated corporate assets | | | | | 647,680 |
| Consolidated total assets | | | | | 3,943,236 |
| LIABILITIES | | | | | |
| Segment liabilities | 1,105,559 | – | 4,467 | 1,512 | 1,111,538 |
| Borrowings | | | | | 356,980 |
| Unallocated corporate liabilities | | | | | 196,380 |
| Consolidated total liabilities | | | | | 1,664,898 |

## 9. SEGMENT INFORMATION *(Cont'd)*

| | Trading of computer related products HK$'000 | Corporate HK$'000 | Consolidated HK$'000 (As restated) |
|---|---|---|---|
| *Other information* | | | |
| *For the year ended 31 March 2004* | | | |
| Addition of goodwill arising on acquisition of an associate | – | 208,760 | 208,760 |
| Addition of intangible assets other than goodwill arising on acquisition of a subsidiary | 198,065 | – | 198,065 |
| Capital expenditure | 16,946 | 780 | 17,726 |
| Depreciation and amortization | 61,640 | 2,129 | 63,769 |
| Impairment loss on goodwill arising on acquisition of a subsidiary | – | 4,598 | 4,598 |
| Other non-cash expenses | 42,651 | 24,820 | 67,471 |

| | Trading of computer related products HK$'000 | Trading of consumer electronic products HK$'000 | Trading of securities HK$'000 | Property development and trading HK$'000 | Consolidated HK$'000 (As restated) |
|---|---|---|---|---|---|
| *For the year ended 31 March 2005* | | | | | |
| REVENUE | | | | | |
| External sales | 3,977,713 | 1,565,262 | 93,884 | 39,600 | 5,676,459 |
| SEGMENT RESULT | 256,558 | 24,847 | 77,263 | 2,105 | 360,773 |
| Interest income | | | | | 22,651 |
| Unallocated corporate expenses | | | | | (63,933) |
| Realization of negative goodwill arising on acquisition of additional interest in an associate | | | | | 2,057 |
| Finance costs | | | | | (18,198) |
| Share of losses of associates | | | | | (64,909) |
| Impairment loss on goodwill arising on acquisition of an associate | | | | | (177,446) |
| Amortization of goodwill arising on acquisition of associates | | | | | (28,089) |
| Net loss on disposal of subsidiaries and associates | | | | | (15,747) |
| Profit before income tax | | | | | 17,159 |
| Income tax expense | | | | | (117,397) |
| Loss for the year | | | | | (100,238) |

## 9. SEGMENT INFORMATION *(Cont'd)*

| | Trading of computer related products HK$'000 | Trading of consumer electronic products HK$'000 | Trading of securities HK$'000 | Property development and trading HK$'000 | Consolidated HK$'000 (As restated) |
|---|---|---|---|---|---|
| *Assets and liabilities at 31 March 2005* | | | | | |
| ASSETS | | | | | |
| Segment assets | 1,784,675 | 3,792 | 144,621 | 108,000 | 2,041,088 |
| Interests in associates | | | | | 635,729 |
| Unallocated corporate assets | | | | | 979,736 |
| Consolidated total assets | | | | | 3,656,553 |
| LIABILITIES | | | | | |
| Segment liabilities | 872,534 | – | 103 | 1,512 | 874,149 |
| Borrowings | | | | | 243,351 |
| Unallocated corporate liabilities | | | | | 283,062 |
| Consolidated total liabilities | | | | | 1,400,562 |

| | Trading of computer related products HK$'000 | Corporate HK$'000 | Consolidated HK$'000 |
|---|---|---|---|
| *Other information For the year ended 31 March 2005* | | | |
| Goodwill arising on acquisition of an additional interest in a subsidiary after 1 January 2005 | 24,430 | – | 24,430 |
| Capital expenditure | 13,758 | 471 | 14,229 |
| Depreciation and amortization | 69,290 | 1,561 | 70,851 |
| Impairment loss on goodwill arising on acquisition of an associate | – | 177,446 | 177,446 |
| Other non-cash expenses | 42,876 | 31,280 | 74,156 |

## 9. SEGMENT INFORMATION *(Cont'd)*

| | Trading of computer related products HK$'000 | Trading of consumer electronic products HK$'000 | Trading of securities HK$'000 | Property development and trading HK$'000 | Consolidated HK$'000 |
|---|---|---|---|---|---|
| *For the nine months ended 31 December 2005* | | | | | |
| REVENUE | | | | | |
| External sales | 3,210,121 | 1,080,566 | 113,996 | 118,800 | 4,523,483 |
| SEGMENT RESULT | 105,185 | 20,189 | (53,566) | 12,307 | 84,115 |
| Interest income | | | | | 32,722 |
| Unallocated corporate income, net | | | | | 2,109 |
| Finance costs | | | | | (50,952) |
| Share of results of associates | | | | | (20,032) |
| Impairment loss on goodwill arising on acquisition of an associate | | | | | (14,391) |
| Net gain on disposal of subsidiaries and associates | | | | | 10,778 |
| Impairment loss on trademark licenses | | | | | (164,667) |
| Loss before income tax | | | | | (120,318) |
| Income tax expense | | | | | (61,074) |
| Loss for the period | | | | | (181,392) |

## 9. SEGMENT INFORMATION *(Cont'd)*

| | Trading of computer related products HK$'000 | Trading of consumer electronic products HK$'000 | Trading of securities HK$'000 | Property development and trading HK$'000 | Consolidated HK$'000 |
|---|---|---|---|---|---|
| *Assets and liabilities at 31 December 2005* | | | | | |
| ASSETS | | | | | |
| Segment assets | 2,179,160 | 1,079 | 128,894 | – | 2,309,133 |
| Interests in associates | | | | | 637,783 |
| Unallocated corporate assets | | | | | 1,422,096 |
| Consolidated total assets | | | | | 4,369,012 |
| LIABILITIES | | | | | |
| Segment liabilities | 1,237,316 | – | 1,255 | – | 1,238,571 |
| Borrowings | | | | | 893,950 |
| Unallocated corporate liabilities | | | | | 158,609 |
| Consolidated total liabilities | | | | | 2,291,130 |

| | Trading of computer related products HK$'000 | Trading of securities HK$'000 | Corporate HK$'000 | Consolidated HK$'000 |
|---|---|---|---|---|
| *Other information For the nine months ended 31 December 2005* | | | | |
| Capital expenditure | 13,335 | – | – | 13,335 |
| Depreciation and amortization | 9,887 | – | 140 | 10,027 |
| Impairment loss on trademark licenses | 164,667 | – | – | 164,667 |
| Impairment loss on goodwill arising on acquisition of interest in an associate | – | – | 14,391 | 14,391 |

## 9. SEGMENT INFORMATION *(Cont'd)*

| | Trading of computer related products HK$'000 | Trading of consumer electronic products HK$'000 | Trading of securities HK$'000 | Property development and trading HK$'000 | Consolidated HK$'000 |
|---|---|---|---|---|---|
| *For the nine months ended 31 December 2004 (unaudited)* | | | | | |
| REVENUE | | | | | |
| External sales | 2,962,703 | 1,392,577 | 78,844 | – | 4,434,124 |
| SEGMENT RESULT | 164,604 | 20,807 | 57,025 | – | 242,436 |
| Interest income | | | | | 15,456 |
| Unallocated corporate expenses | | | | | (13,491) |
| Finance costs | | | | | (14,224) |
| Share of loss of associates | | | | | (59,175) |
| Amortization of goodwill arising on acquisition of associates | | | | | (21,065) |
| Net loss on disposal of subsidiaries and associates | | | | | (16,270) |
| Profit before income tax | | | | | 133,667 |
| Income tax expense | | | | | (90,428) |
| Profit for the period | | | | | 43,239 |

9. **SEGMENT INFORMATION** *(Cont'd)*

| | Trading of computer related products | Corporate | Consolidated |
|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* |
| *Other information* | | | |
| *For the nine months ended 31 December 2004 (unaudited)* | | | |
| Capital expenditure | 7,519 | 12 | 7,531 |
| Depreciation and amortization | 49,960 | 2,145 | 52,105 |

**Geographical segments**

The Group's trading of computer related products is mainly located in North America and Europe. The trading of consumer electronic products is mainly located in North America, the trading of securities is mainly located in Hong Kong and the property development and trading is mainly in the PRC.

The following table provides an analysis of the Group's sales revenue by geographical market, irrespective of the origin of the goods/services:

| | Sales revenue by geographical market | | | | |
|---|---|---|---|---|---|
| | Year ended 31 March | | | Nine months ended 31 December | |
| | 2003 | 2004 | 2005 | 2004 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* (Unaudited) | *HK$'000* |
| North America | 3,483,037 | 4,222,099 | 4,834,806 | 3,807,021 | 3,868,906 |
| Europe | 484,362 | 564,896 | 581,085 | 443,959 | 312,407 |
| Others | 195,405 | 238,935 | 260,568 | 183,144 | 342,170 |
| | 4,162,804 | 5,025,930 | 5,676,459 | 4,434,124 | 4,523,483 |

## 9. SEGMENT INFORMATION *(Cont'd)*

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment, analyzed by the geographical area in which the assets are located:

| | Carrying amount of segment assets | | | | Additions to property, plant and equipment | | | |
|---|---|---|---|---|---|---|---|---|
| | | As at 31 March | | As at 31 December | | Year ended 31 March | | Nine months ended 31 December |
| | 2003 | 2004 | 2005 | 2005 | 2003 | 2004 | 2005 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Hong Kong | 1,265,517 | 1,249,153 | 1,349,581 | 1,758,593 | 4,359 | 1,742 | 501 | 183 |
| North America | 905,828 | 1,180,872 | 1,118,220 | 1,655,073 | 10,843 | 10,944 | 11,311 | 11,534 |
| Europe | 184,075 | 392,483 | 257,408 | 210,114 | 4,080 | 4,717 | 2,111 | 1,314 |
| Taiwan | 291,384 | 253,034 | 49,178 | 60,071 | 124 | 234 | 294 | 278 |
| Others | 269,756 | 404,195 | 462,365 | 402,987 | 41 | 89 | 12 | 25 |
| | 2,916,560 | 3,479,737 | 3,236,752 | 4,086,838 | 19,447 | 17,726 | 14,229 | 13,334 |

Intangible assets of HK$337,873,000, HK$428,019,000, HK$401,383,000 and HK$236,734,000 and deferred tax assets of HK$13,298,000, HK$35,480,000, HK$18,418,000 and HK$45,440,000 as at 31 March 2003, 2004 and 2005 and at 31 December 2005 respectively are excluded from the analysis of the carrying amount of segment assets as there are not practicable to allocate the amounts to geographical segments.

## 10. OTHER OPERATING INCOME

Other operating income included the following items:

| | Year ended 31 March | | | Nine months ended 31 December | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2004 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* (Unaudited) | *HK$'000* |
| Interest on bank deposits | 720 | 2,938 | 1,427 | 2,913 | 1,771 |
| Interest on loan receivables | 37,287 | 18,283 | 21,130 | 12,473 | 30,866 |
| Interest on loans from associates | 639 | 1,507 | 94 | 70 | 85 |
| Net exchange gain | 18,974 | 31,467 | 324 | – | – |
| Internet service income | 5,262 | 3,363 | 3,096 | 2,484 | 366 |
| Royalty income | 3,063 | 2,722 | 2,787 | 2,127 | 1,147 |
| Net unrealized holding gain on other investments | – | 16,829 | 17,223 | 11,471 | – |
| Net gain on disposal of investment securities | – | 9,577 | – | – | – |
| Rental income | – | 11,568 | 27,672 | 20,685 | 19,821 |
| Net gain on trading of derivatives financial instruments | – | – | 15,100 | 15,100 | – |
| Waiver of debt by a third party | – | – | 14,415 | – | – |
| Management fee income | 5,778 | 8,138 | 3,573 | 2,311 | 2,409 |

## 11. OTHER OPERATING EXPENSES

| | Year ended 31 March | | | Nine months ended 31 December | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2004 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* (Unaudited) | *HK$'000* |
| Net unrealized holding loss on other investments | 26,482 | – | – | – | – |
| Decrease in fair value of investments held for trading | – | – | – | – | 75,215 |
| Written off of long-term loan and interest receivable | 10,821 | – | – | – | – |
| Impairment loss on property, plant and equipment | 1,305 | – | – | – | – |
| Impairment loss on goodwill arising on acquisition of a subsidiary | – | 4,598 | – | – | – |
| Loss on disposal of investment securities | – | – | 29,712 | – | – |
| | 38,608 | 4,598 | 29,712 | – | 75,215 |

## 12. FINANCE COSTS

| | Year ended 31 March | | | Nine months ended 31 December | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2004 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* (Unaudited) | *HK$'000* |
| Interest on borrowings wholly repayable within five years: | | | | | |
| – Bank loans and overdrafts | 10,458 | 12,070 | 5,722 | 5,011 | 12,051 |
| – Other loans | 20,360 | 13,229 | 11,875 | 8,739 | 38,562 |
| – Finance leases | 244 | 587 | 99 | 81 | 24 |
| Interest on bank borrowings not wholly repayable within five years | 607 | 554 | 502 | 393 | 315 |
| | 31,669 | 26,440 | 18,198 | 14,224 | 50,952 |

## 13. IMPAIRMENT LOSS ON GOODWILL ARISING ON ACQUISITION OF AN ASSOCIATE

a. For the year ended 31 March 2003, the directors of the Company reviewed the carrying value of goodwill arising on the acquisition of an associate, Ding Ing Technology Co., Ltd. ("Ding Ing"), which is established in Taiwan and was mainly engaged in the marketing of electronic products and other peripherals, which had been debited to capital reserve in previous years, with reference to the financial performance and the business operations of Ding Ing. In view of the prevailing market condition, operating results and the discounted cash flow projections of Ding Ing, an impairment loss of HK$104,585,000 had been identified and recognized in the consolidated income statement.

b. For the year ended 31 March 2005, the directors of the Company reviewed the carrying value of goodwill arising on acquisition of another associate, China Strategic Holdings Limited ("CSHL"), which is incorporated in Hong Kong and its shares are listed on the Stock Exchange, in previous year, with reference to the financial performance and the business operations of CSHL. After considering the current market condition and operating results of CSHL, an impairment loss of HK$177,446,000 has been identified and recognized in the consolidated income statement.

c. For the nine months ended 31 December 2005, the directors of the Company reviewed the carrying value of goodwill arising on acquisition of another associate, PSC Corporation Ltd. ("PSCL"), which is incorporated in the Republic of Singapore and its shares are listed on Singapore Exchange Limited and was mainly engaged in supply of provisions and household consumer products, in previous year. The carrying amount of the goodwill has been allocated to the CGU for the segments of consumer business and healthcare business of PSCL.

   The recoverable amounts of the CGU have been determined on the basis of value in use calculations. Their recoverable amounts are based on certain key assumptions. The value in use calculation of the two segments used cash flow forecasts derived from the most recent financial budgets for next three years using a discount rate of approximately 10%. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU. The growth rates are based on industry growth forecasts.

   After considering the current market condition and cash flow forecasts using a discount rate of approximately 10%, an impairment loss of HK$14,391,000 has been identified and recognized in the consolidated income statement.

## 14. NET GAIN (LOSS) ON DISPOSAL OF SUBSIDIARIES AND ASSOCIATES

| | Year ended 31 March | | | Nine months ended 31 December | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2004 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* (Unaudited) | *HK$'000* |
| Gain (loss) on disposal of subsidiaries | 25 | (1,282) | 3,504 | 2,991 | 6,694 |
| Gain on partial disposal of interest in a subsidiary | – | 28,594 | – | – | – |
| Net loss on deemed disposal of interests in associates | – | (16,935) | (19,251) | (19,251) | – |
| (Loss) gain on disposal of interests in associates | – | – | – | (10) | 4,084 |
| | 25 | 10,377 | (15,747) | (16,270) | 10,778 |

## 15. INCOME TAX EXPENSE

| | Year ended 31 March | | | Nine months ended 31 December | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2004 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* (Unaudited) | *HK$'000* |
| Current tax: | | | | | |
| Hong Kong Profits Tax | | | | | |
| Current tax | 141 | – | 79 | – | – |
| Overprovision in prior years | – | (112) | – | – | – |
| Overseas | 31,773 | 46,378 | 100,157 | 129,339 | 87,984 |
| | 31,914 | 46,266 | 100,236 | 129,339 | 87,984 |
| Deferred tax *(note 37)* | | | | | |
| Current year | 286 | (20,679) | 17,161 | (38,911) | (26,910) |
| Attributable to a change in tax rate | – | (118) | – | – | – |
| | 286 | (20,797) | 17,161 | (38,911) | (26,910) |
| | 32,200 | 25,469 | 117,397 | 90,428 | 61,074 |

## 15. INCOME TAX EXPENSE *(Cont'd)*

The income tax expense for the Relevant Periods can be reconciled to the (loss) profit before income tax as in the consolidated income statements as follows:

| | Year ended 31 March | | | Nine months ended 31 December | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2004 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| | | | | (Unaudited) | |
| (Loss) profit before income tax | (574,444) | 135,245 | 17,159 | 133,667 | (120,318) |
| Tax at applicable tax rate of 41% (31.3.2003: 39.8%; 31.3.2004: 41%; 31.3.2005: 41%; 31.12.2004: 41%) | (228,629) | 55,450 | 7,035 | 54,803 | (49,330) |
| Tax effect of share of results of associates | 14,465 | 24,539 | 26,612 | 24,262 | 8,213 |
| Tax effect of income not taxable for tax purposes | (35,289) | (4,949) | (11,596) | (9,429) | (3,499) |
| Tax effect of expenses not deductible for tax purposes | 154,753 | 66,915 | 93,530 | (7,354) | 85,800 |
| Tax effect of tax losses not recognized | 23,379 | 1,501 | 16,434 | 13,089 | 17,133 |
| Utilization of tax losses not previously recognized | (63,843) | (43,228) | (7,308) | (3,602) | (3,665) |
| Utilization of deferred tax assets not previously recognized | 22,307 | (24,996) | (319) | 1,520 | (811) |
| Reversal of a deferred tax assets previously recognized | – | – | 27,273 | 27,273 | – |
| Recognition of unused tax loss which is not recognized in previous years | – | (24,483) | – | – | – |
| Overprovision in prior years | 141 | (112) | – | – | – |
| Effect of different tax rates of subsidiaries operating in other jurisdictions | 147,744 | (26,273) | (31,551) | (11,997) | 5,476 |
| Increase in opening deferred tax liability resulting from an increase in tax rate | – | (118) | – | – | – |
| Others | (2,828) | 1,223 | (2,713) | 1,863 | 1,757 |
| Income tax expense for the year | 32,200 | 25,469 | 117,397 | 90,428 | 61,074 |

Hong Kong Profits Tax was calculated at 17.5% of the estimated assessable profit for the years ended 31 March 2004 and 2005 and for the nine months ended 31 December 2004 and 2005 and at 16% of the estimated assessable profit for the year ended 31 March 2003. No provision for Hong Kong Profits Tax was made in the financial statements for the year ended 31 March 2004, and for the nine months ended 31 December 2004 and 2005 as the assessable profit of subsidiaries operated in Hong Kong was wholly absorbed by tax losses brought forward.

## 15. INCOME TAX EXPENSE *(Cont'd)*

For the nine months ended 31 December 2005, a major subsidiary operating in the USA provides for the USA Corporation tax at 41% (3.31.2003: 39.8%; 3.31.2004: 41%; 3.31.2005: 41%; 12.31.2004: 41%) on the assessable profit in the USA. As the major profit of the Group is contributed by this subsidiary, the tax reconciliation is prepared using 41% (31.3.2003: 39.8%; 31.3.2004: 41%; 31.3.2005: 41%; 31.12.2004: 41%).

Income tax arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

## 16. (LOSS) PROFIT FOR THE YEAR/PERIOD

| | Year ended 31 March | | | Nine months ended 31 December | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2004 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| | | | | (Unaudited) | |
| (Loss) profit for the year has been arrived at after charging (crediting): | | | | | |
| Staff costs (including directors' emoluments): | | | | | |
| Salaries and other benefits | 151,729 | 170,261 | 170,850 | 125,098 | 121,871 |
| Retirement benefits scheme contributions | 3,854 | 3,160 | 3,178 | 2,391 | 2,320 |
| | 155,583 | 173,421 | 174,028 | 127,489 | 124,191 |
| Depreciation and amortization: | | | | | |
| Amortization of intangible assets (included in administrative expenses) | 14,338 | 44,137 | 51,066 | 38,300 | 605 |
| Depreciation and amortization of property, plant and equipment | 21,271 | 19,632 | 19,785 | 13,807 | 9,422 |
| | 35,609 | 63,769 | 70,851 | 52,107 | 10,027 |
| Allowance for bad and doubtful debts | 36,534 | 3,208 | 22,269 | 14,662 | 1,532 |
| Allowance for loan receivables | 22,056 | 16,653 | 8,338 | 5,469 | - |
| Allowance (reversal of allowance) for margin loan receivables | 2,429 | 5,300 | (2,387) | - | 620 |
| Allowance for slow moving and obsolete inventories | 12,277 | 24,679 | 25,588 | 3,084 | 19,449 |
| Auditors' remuneration | 7,003 | 9,204 | 8,490 | 4,778 | 5,620 |
| Net realized loss (gain) on other investments/Loss on disposal of investments held for trading | 83,926 | (3,975) | (44,940) | (45,554) | (21,008) |
| Loss (gain) on disposal of property, plant and equipment | 3,373 | 696 | 1,098 | (258) | 108 |

## 17. DIRECTORS' AND EMPLOYEES' REMUNERATION

### (a) Directors' remuneration

The emoluments paid or payable to each of the 12 (31 March 2003: 13; 31 March 2004: 13; 31 March 2005: 12 and 31 December 2004: 12) directors were as follows:

| | Year ended 31 March | | | Nine months ended 31 December | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2004 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| | | | | (Unaudited) | |
| Chan Kwok Keung, Charles | | | | | |
| Fees | – | – | – | – | – |
| Other emoluments | | | | | |
| Salaries and other benefits | – | – | – | – | – |
| Retirement benefits scheme contributions | – | – | – | – | – |
| | – | – | – | – | – |
| Yap, Allan | | | | | |
| Fees | – | – | – | – | – |
| Other emoluments: | | | | | |
| Salaries and other benefits | 2,400 | 2,400 | 2,400 | 1,800 | 1,800 |
| Retirement benefits scheme contributions | 120 | 12 | 12 | 9 | 9 |
| | 2,520 | 2,412 | 2,412 | 1,809 | 1,809 |
| Lui Siu Tsuen, Richard | | | | | |
| Fees | – | – | – | – | – |
| Other emoluments: | | | | | |
| Salaries and other benefits | 1,150 | 1,426 | 1,378 | 1,050 | 1,104 |
| Retirement benefits scheme contributions | 92 | 92 | 92 | 69 | 70 |
| | 1,242 | 1,518 | 1,470 | 1,119 | 1,174 |

**17. DIRECTORS' AND EMPLOYEES' REMUNERATION** ***(Cont'd)***

| | Year ended 31 March | | | Nine months ended 31 December | |
|---|---|---|---|---|---|
| | **2003** | **2004** | **2005** | **2004** | **2005** |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| | | | | (Unaudited) | |
| Chan Kwok Hung | | | | | |
| Fees | – | – | – | – | – |
| Other emoluments: | – | – | – | – | – |
| Salaries and other benefits | – | – | – | – | – |
| Retirement benefits scheme contributions | – | – | – | – | – |
| | – | – | – | – | – |
| Fok Kin-ning, Canning | | | | | |
| Fees | – | – | – | – | – |
| Other emoluments: | | | | | |
| Salaries and other benefits | – | – | – | – | – |
| Retirement benefits scheme contributions | – | – | – | – | – |
| | – | – | – | – | – |
| Ip Tak Chuen, Edmond | | | | | |
| Fees | – | – | – | – | – |
| Other emoluments: | | | | | |
| Salaries and other benefits | – | – | – | – | – |
| Retirement benefits scheme contributions | – | – | – | – | – |
| | – | – | – | – | – |

## 17. DIRECTORS' AND EMPLOYEES' REMUNERATION *(Cont'd)*

| | Year ended 31 March | | | Nine months ended 31 December | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2004 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* (Unaudited) | *HK$'000* |
| **Cheung Hon Kit** | | | | | |
| Fees | – | – | – | – | – |
| Other emoluments: | | | | | |
| Salaries and other benefits | – | – | – | – | – |
| Retirement benefits scheme contributions | – | – | – | – | – |
| | – | – | – | – | – |
| **Kwok Ka Lap, Alva** | | | | | |
| Fees | N/A | – | 24 | 12 | 36 |
| Other emoluments: | | | | | |
| Salaries and other benefits | N/A | – | – | – | – |
| Retirement benefits scheme contributions | N/A | – | – | – | – |
| | N/A | – | 24 | 12 | 36 |
| **Wong King Lam, Joseph** | | | | | |
| Fees | N/A | N/A | 25 | 12 | 38 |
| Other emoluments: | | | | | |
| Salaries and other benefits | N/A | N/A | – | – | – |
| Retirement benefits scheme contributions | N/A | N/A | – | – | – |
| | N/A | N/A | 25 | 12 | 38 |
| **Yuen Tin Fan, Francis** | | | | | |
| Fees | – | – | – | – | – |
| Other emoluments: | | | | | |
| Salaries and other benefits | – | – | – | – | – |
| Retirement benefits scheme contributions | – | – | – | – | – |
| | – | – | – | – | – |

## 17. DIRECTORS' AND EMPLOYEES' REMUNERATION *(Cont'd)*

| | Year ended 31 March | | | Nine months ended 31 December | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2004 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| | | | | (Unaudited) | |
| **Sin Chi Fai** | | | | | |
| Fees | N/A | N/A | N/A | N/A | – |
| Other emoluments: | | | | | |
| Salaries and other benefits | N/A | N/A | N/A | N/A | – |
| Retirement benefits scheme contributions | N/A | N/A | N/A | N/A | – |
| | N/A | N/A | N/A | N/A | – |
| **Cheung Kwok Wah, Ken** | | | | | |
| Fees | | | | | |
| Other emoluments: | | | | | |
| Salaries and other benefits | 3,625 | 1,126 | N/A | N/A | N/A |
| Retirement benefits scheme contributions | 166 | 26 | N/A | N/A | N/A |
| | 3,791 | 1,152 | N/A | N/A | N/A |
| Compensation for loss of office paid to a former director by the Company's subsidiary | – | 625 | N/A | N/A | N/A |
| | 3,791 | 1,777 | N/A | N/A | N/A |
| **Tsang Link Carl, Brian** | | | | | |
| Fees | – | – | – | – | N/A |
| Other emoluments: | | | | | |
| Salaries and other benefits | – | – | – | – | N/A |
| Retirement benefits scheme contributions | – | – | – | – | N/A |
| | – | – | – | – | N/A |

## 17. DIRECTORS' AND EMPLOYEES' REMUNERATION *(Cont'd)*

| | Year ended 31 March | | | Nine months ended 31 December | |
|---|---|---|---|---|---|
| | **2003** | **2004** | **2005** | **2004** | **2005** |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| | | | | (Unaudited) | |
| Ma Wai Man, Catherine | | | | | |
| Fees | – | – | N/A | N/A | N/A |
| Other emoluments: | | | | | |
| Salaries and other benefits | – | – | N/A | N/A | N/A |
| Retirement benefits scheme contributions | – | – | N/A | N/A | N/A |
| | – | – | N/A | N/A | N/A |
| Shih, Edith | | | | | |
| Fees | – | – | – | – | – |
| Other emoluments: | | | | | |
| Salaries and other benefits | – | – | – | – | – |
| Retirement benefits scheme contributions | – | – | – | – | – |
| | – | – | – | – | – |
| Ma Si Hang, Frederick | | | | | |
| Fees | – | N/A | N/A | N/A | N/A |
| Other emoluments: | | | | | |
| Salaries and other benefits | – | N/A | N/A | N/A | N/A |
| Retirement benefits scheme contributions | – | N/A | N/A | N/A | N/A |
| | – | N/A | N/A | N/A | N/A |

## 17. DIRECTORS' AND EMPLOYEES' REMUNERATION *(Cont'd)*

| | Year ended 31 March | | | Nine months ended 31 December | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2004 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* (Unaudited) | *HK$'000* |
| Directors' fees | – | – | 49 | – | 74 |
| Other emoluments: | | | | | |
| Salaries and other benefits | 7,175 | 4,952 | 3,778 | 2,850 | 2,904 |
| Retirement benefits scheme contributions | 378 | 130 | 104 | 78 | 79 |
| | 7,553 | 5,082 | 3,931 | 2,928 | 3,057 |
| Compensation for loss of office paid to a former director by the Company's subsidiary | – | 625 | – | – | – |
| | 7,553 | 5,707 | 3,931 | 2,928 | 3,057 |

During the Relevant Periods and for the nine months ended 31 December 2004, no emoluments were paid by the Group to any director as an inducement to join or upon joining the Group.

None of the directors waived any emoluments during the Relevant Periods.

## 17. DIRECTORS' AND EMPLOYEES' REMUNERATION *(Cont'd)*

### (b) Employees' remuneration

The emoluments of the five highest paid individuals of the Group included two directors of the Company for the year ended 31 March 2003, one director for each of the two years ended 31 March 2004 and 2005, one director for nine months ended 31 December 2004 and one director for nine months ended 31 December 2005, whose emoluments are included in (a) above. The aggregate emoluments of the remaining individuals are as follows:

| | Year ended 31 March | | | Nine months ended 31 December | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2004 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* (Unaudited) | *HK$'000* |
| Salaries and other benefits | 8,802 | 9,788 | 9,916 | 7,519 | 7,966 |
| Performance related incentive payments | 1,064 | 3,307 | 3,898 | 3,800 | 5,698 |
| Retirement benefit scheme | 50 | 381 | 252 | 169 | 185 |
| Incentive payment on joining | – | – | – | – | – |
| | 9,916 | 13,476 | 14,066 | 11,488 | 13,849 |

| | Number of employees | | | | |
|---|---|---|---|---|---|
| | Year ended 31 March | | | Nine months ended 31 December | |
| | 2003 | 2004 | 2005 | 2004 (Unaudited) | 2005 |
| HK$1,500,001 to HK$2,000,000 | – | – | – | 2 | 1 |
| HK$2,000,001 to HK$2,500,000 | 1 | 2 | 2 | 1 | 2 |
| HK$2,500,001 to HK$3,000,000 | – | – | 1 | – | – |
| HK$3,000,001 to HK$3,500,000 | – | 1 | – | – | – |
| HK$3,500,001 to HK$4,000,000 | 2 | – | – | – | – |
| HK$5,500,001 to HK$6,000,000 | – | 1 | – | 1 | – |
| HK$7,000,001 to HK$7,500,000 | – | – | 1 | – | – |
| HK$7,500,001 to HK$8,000,000 | – | – | – | – | 1 |
| | 3 | 4 | 4 | 4 | 4 |

## 17. DIRECTORS' AND EMPLOYEES' REMUNERATION *(Cont'd)*

### (b) Employees' remuneration *(Cont'd)*

During the Relevant Periods and nine months ended 31 December 2004, no emoluments were paid by the Group to the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

## 18. DIVIDENDS

| | Year ended 31 March | | | Nine months ended 31 December | |
|---|---|---|---|---|---|
| | **2003** | **2004** | **2005** | **2004** | **2005** |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* (Unaudited) | *HK$'000* |
| Final, paid – HK6 cents per share for 2005, with a scrip option (2004: HK6 cents per share, 2003: HK2 cents per share, 2002: Nil) | – | 3,206 | 11,193 | 11,193 | 13,418 |
| Interim, paid – HK5 cents per share for 2004 | – | 8,015 | – | – | – |
| Interim, proposed – HK4 cents per share with a scrip option | – | – | – | – | 9,045 |
| | – | 11,221 | 11,193 | 11,193 | 22,463 |

## 19. (LOSS) EARNINGS PER SHARE

For the three years ended 31 March 2003, 2004 and 2005 and the nine months ended 31 December 2004 and 2005, the calculation of the basic (loss) earnings per share is based on the loss for the year/period attributable to equity holders of the parent of HK$648,620,000, profit of HK$13,300,000, loss of HK$161,862,000, profit of HK$4,094,000 (unaudited) and loss of HK$127,102,000, respectively, and on the weighted average number of shares in issue during the three years ended 31 March 2003, 2004 and 2005 and the nine months ended 31 December 2004 and 2005 of 160,303,174 shares, 164,239,677 shares, 198,244,118 shares, 189,936,529 shares and 224,286,960 shares, respectively.

The computation of diluted loss per share for the years ended 31 March 2003 and 2005 and the nine months ended 31 December 2005 had not assumed the exercise of the Company's share options because the exercise would result in a decrease in loss per share.

The computation of diluted earnings per share for the year ended 31 March 2004 and for the nine months ended 31 December 2004 does not assume the exercise of the Company's outstanding share options as the exercise price of these options is higher than the average market price per share for the year.

In respect of adjustments to the comparative figure of basic loss per share arising from the adoption of SSAP 12 (Revised) for the year ended 31 March 2003, there is no significant impact on the basic loss per share for the year ended 31 March 2003. No restatement for basic loss per share has been made accordingly.

The following table summaries the impact on basic earnings per share as a result of:

| **(Loss) earnings per share – basic** | **Year ended 31 March,** | | | **Nine months ended 31 December,** | |
|---|---|---|---|---|---|
| | **2003** | **2004** | **2005** | **2004** | **2005** |
| | HK$ | HK$ | HK$ | HK$ | HK$ |
| Reported figures before adjustments | (4.05) | 0.08 | (0.81) | 0.02 | (0.44) |
| Adjustments arising from changes in accounting policies *(Note 3)* | – | – | (0.01) | – | (0.13) |
| Restated | (4.05) | 0.08 | (0.82) | 0.02 | (0.57) |

## 20. PROPERTY, PLANT AND EQUIPMENT

| | Land and buildings HK$'000 | Plant and machinery HK$'000 | Moulds HK$'000 | Furniture, fixtures and equipment HK$'000 | Motor vehicles HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|---|
| THE GROUP | | | | | | |
| COST OR VALUATION | | | | | | |
| At 1 April 2002 | 48,901 | 43,569 | 5,160 | 70,149 | 8,111 | 175,890 |
| Currency realignment | (55) | – | 243 | 2,035 | 10 | 2,233 |
| Additions | – | – | – | 18,699 | 748 | 19,447 |
| Disposals | – | – | (2,432) | (6,671) | (977) | (10,080) |
| At 31 March 2003 | 48,846 | 43,569 | 2,971 | 84,212 | 7,892 | 187,490 |
| Currency realignment | 331 | – | – | 3,473 | 9 | 3,813 |
| Additions | – | – | – | 16,518 | 1,208 | 17,726 |
| Disposals | (3,155) | – | – | (6,061) | (3,047) | (12,263) |
| At 31 March 2004 | 46,022 | 43,569 | 2,971 | 98,142 | 6,062 | 196,766 |
| Currency realignment | 1,103 | – | – | (4,882) | 37 | (3,742) |
| Additions | – | – | – | 13,528 | 701 | 14,229 |
| Disposals and write off | – | – | – | (16,791) | (2,415) | (19,206) |
| Disposal of a subsidiary | – | – | – | (3,811) | – | (3,811) |
| At 31 March 2005 | 47,125 | 43,569 | 2,971 | 86,186 | 4,385 | 184,236 |
| Currency realignment | (993) | – | – | (525) | (42) | (1,560) |
| Additions | – | – | – | 13,085 | 250 | 13,335 |
| Disposals and write off | – | – | – | (693) | (235) | (928) |
| Disposal of a subsidiary | – | – | – | (150) | – | (150) |
| At 31 December 2005 | 46,132 | 43,569 | 2,971 | 97,903 | 4,358 | 194,933 |
| Analysis of cost or valuation: | | | | | | |
| At 31 March 2003 | | | | | | |
| At cost | 20,639 | 43,569 | 2,971 | 84,212 | 7,892 | 159,283 |
| At valuation | 28,207 | – | – | – | – | 28,207 |
| | 48,846 | 43,569 | 2,971 | 84,212 | 7,892 | 187,490 |
| At 31 March 2004 | | | | | | |
| At cost | 17,815 | 43,569 | 2,971 | 98,142 | 6,062 | 168,559 |
| At valuation | 28,207 | – | – | – | – | 28,207 |
| | 46,022 | 43,569 | 2,971 | 98,142 | 6,062 | 196,766 |
| At 31 March 2005 | | | | | | |
| At cost | 18,918 | 43,569 | 2,971 | 86,186 | 4,385 | 156,029 |
| At valuation | 28,207 | – | – | – | – | 28,207 |
| | 47,125 | 43,569 | 2,971 | 86,186 | 4,385 | 184,236 |
| At 31 December 2005 | | | | | | |
| At cost | 17,925 | 43,569 | 2,971 | 97,903 | 4,358 | 166,726 |
| At valuation | 28,207 | – | – | – | – | 28,207 |
| | 46,132 | 43,569 | 2,971 | 97,903 | 4,358 | 194,933 |

## 20. PROPERTY, PLANT AND EQUIPMENT *(Cont'd)*

| | Land and buildings *HK$'000* | Plant and machinery *HK$'000* | Moulds *HK$'000* | Furniture, fixtures and equipment *HK$'000* | Motor vehicles *HK$'000* | Total *HK$'000* |
|---|---|---|---|---|---|---|
| THE GROUP | | | | | | |
| DEPRECIATION, AMORTIZATION AND IMPAIRMENT | | | | | | |
| At 1 April 2002 | 7,223 | 34,454 | 3,375 | 36,277 | 2,819 | 84,148 |
| Currency realignment | (1) | – | 78 | 1,439 | 1 | 1,517 |
| Provided for the year | 1,090 | 3,413 | 1,225 | 13,742 | 1,801 | 21,271 |
| Impairment loss recognized in the income statement | 1,305 | – | – | – | – | 1,305 |
| Eliminated on disposals | – | – | (1,723) | (2,920) | (220) | (4,863) |
| At 31 March 2003 | 9,617 | 37,867 | 2,955 | 48,538 | 4,401 | 103,378 |
| Currency realignment | 7 | – | – | 2,682 | 4 | 2,693 |
| Provided for the year | 1,012 | 1,470 | 7 | 15,968 | 1,175 | 19,632 |
| Eliminated on disposals | (2,056) | – | – | (4,456) | (1,928) | (8,440) |
| At 31 March 2004 | 8,580 | 39,337 | 2,962 | 62,732 | 3,652 | 117,263 |
| Currency realignment | 31 | – | – | (4,262) | 24 | (4,207) |
| Provided for the year | 1,014 | 1,106 | 8 | 16,886 | 771 | 19,785 |
| Eliminated on disposals and write off | – | – | – | (14,970) | (1,864) | (16,834) |
| Eliminated on disposal of a subsidiary | – | – | – | (2,328) | – | (2,328) |
| At 31 March 2005 | 9,625 | 40,443 | 2,970 | 58,058 | 2,583 | 113,679 |
| Currency realignment | (32) | – | – | (375) | (28) | (435) |
| Provided for the period | 762 | 323 | 1 | 8,014 | 322 | 9,422 |
| Eliminated on disposals and write off | – | – | – | (601) | (42) | (643) |
| Eliminated on disposal of a subsidiary | – | – | – | (86) | – | (86) |
| At 31 December 2005 | 10,355 | 40,766 | 2,971 | 65,010 | 2,835 | 121,937 |
| NET BOOK VALUES | | | | | | |
| At 31 December 2005 | 35,777 | 2,803 | – | 32,893 | 1,523 | 72,996 |
| At 31 March 2005 | 37,500 | 3,126 | 1 | 28,128 | 1,802 | 70,557 |
| At 31 March 2004 | 37,442 | 4,232 | 9 | 35,410 | 2,410 | 79,503 |
| At 31 March 2003 | 39,229 | 5,702 | 16 | 35,674 | 3,491 | 84,112 |

## 20. PROPERTY, PLANT AND EQUIPMENT *(Cont'd)*

**The Group's land and buildings comprise**

| | As at 31 March | | | As at 31 December |
|---|---|---|---|---|
| | **2003** | **2004** | **2005** | **2005** |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Outside Hong Kong: | | | | |
| Under medium-term leases in other regions of the PRC | 25,978 | 25,050 | 24,122 | 23,426 |
| Freehold in Taiwan | 12,151 | 12,392 | 13,378 | 12,351 |
| Under a medium-term lease in Macau | 1,100 | – | – | – |
| | 39,229 | 37,442 | 37,500 | 35,777 |

The valuation of land and buildings held under medium-term leases in other regions of the PRC in 1994 was made by Messrs. American Appraisal Hong Kong Limited, an independent firm of Chartered Surveyors, on an open market value basis.

Had the revalued land and buildings been carried at cost less accumulated depreciation and amortization, their carrying amount would have been stated at HK$21,862,000, HK$21,157,000, HK$20,452,000 and HK$19,923,000 at 31 March 2003, 2004, 2005 and 31 December 2005, respectively.

Included in the net book value of property, plant and equipment are assets held under finance leases amounting to HK$2,660,000, HK$1,985,000 and HK$510,000 at 31 March 2003, 2004 and 2005 respectively.

For the year ended 31 March 2004, the Group disposed of a property located in Macau at a consideration of HK$1,100,000. Accordingly, impairment loss of HK$1,305,000 has been recognized in respect of land and buildings for the year ended 31 March 2003 by reference to the subsequent selling price.

## 21. INTANGIBLE ASSETS

| | Goodwill arising on acquisition before 1 January 2005 | Goodwill arising on acquisition after 1 January 2005 | Trademark licences | Patent | Total |
|---|---|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| | *(note a)* | *(note b)* | *(note c)* | *(note d)* | |
| COST | | | | | |
| At 1 April 2002 | 153,093 | – | 91,318 | – | 244,411 |
| Additions | 201,572 | – | – | – | 201,572 |
| At 31 March 2003 | | | | | |
| – as previously reported | 354,665 | – | 91,318 | – | 445,983 |
| – adjustment on adoption of SSAP 12 (Revised) | (1,982) | – | – | – | (1,982) |
| – as restated | 352,683 | – | 91,318 | – | 444,001 |
| Arising on acquisition of a subsidiary | 4,598 | – | – | – | 4,598 |
| Additions | – | – | 190,000 | 8,065 | 198,065 |
| Eliminated on partial disposal of shareholding in a subsidiary | (69,857) | – | – | – | (69,857) |
| At 31 March 2004 | 287,424 | – | 281,318 | 8,065 | 576,807 |
| Arising on acquisition of additional interest in a subsidiary | – | 24,430 | – | – | 24,430 |
| At 31 March 2005 | 287,424 | 24,430 | 281,318 | 8,065 | 601,237 |
| Eliminated against accumulated amortization upon the application of HKFRS 3 | (143,946) | – | (54,631) | – | (198,577) |
| Additions | – | 623 | – | – | 623 |
| Impairment loss on trademark licences | – | – | (164,667) | – | (164,667) |
| At 31 December 2005 | 143,478 | 25,053 | 62,020 | 8,065 | 238,616 |
| AMORTIZATION | | | | | |
| At 1 April 2002 | 76,190 | – | 15,600 | – | 91,790 |
| Provided for the year | 9,772 | – | 4,566 | – | 14,338 |
| At 31 March 2003 | 85,962 | – | 20,166 | – | 106,128 |
| Provided for the year | 32,768 | – | 10,899 | 470 | 44,137 |
| Impairment loss recognized in the consolidated income statement | 4,598 | – | – | – | 4,598 |

## 21. INTANGIBLE ASSETS *(Cont'd)*

| | Goodwill arising on acquisition before 1 January 2005 *HK$'000* *(note a)* | Goodwill arising on acquisition after 1 January 2005 *HK$'000* *(note b)* | Trademark licences *HK$'000* *(note c)* | Patent *HK$'000* *(note d)* | Total *HK$'000* |
|---|---|---|---|---|---|
| Eliminated on partial disposal of shareholding in a subsidiary | (6,075) | – | – | – | (6,075) |
| At 31 March 2004 | 117,253 | – | 31,065 | 470 | 148,788 |
| Provided for the year | 26,693 | – | 23,566 | 807 | 51,066 |
| At 31 March 2005 | 143,946 | – | 54,631 | 1,277 | 199,854 |
| Eliminated against cost upon the application of HKFRS 3 | (143,946) | – | (54,631) | – | (198,577) |
| Provided for the period | – | – | – | 605 | 605 |
| At 31 December 2005 | – | – | – | 1,882 | 1,882 |
| CARRYING VALUES | | | | | |
| At 31 December 2005 | 143,478 | 25,053 | 62,020 | 6,183 | 236,734 |
| At 31 March 2005 | 143,478 | 24,430 | 226,687 | 6,788 | 401,383 |
| At 31 March 2004 | 170,171 | – | 250,253 | 7,595 | 428,019 |
| At 31 March 2003 | 266,721 | – | 71,152 | – | 337,873 |

*Notes:*

a. At 1 April 2002, the amount represented the goodwill on the acquisition of the businesses of Memtek Products Division of Tandy Corporation and Memorex Computer Supplies in 1993.

For the year ended 31 March 2003, the addition of goodwill of approximately HK$201,572,000 attributed to the acquisition of an additional 14.9% interest in the Vendor. The goodwill is amortized over an average of seventeen years on a straight line basis.

For the year ended 31 March 2004, the addition of goodwill of approximately HK$4,598,000 attributed to the acquisition of the entire interest in Zhuhai Hanny and the Group has also reduced its interest in the Vendor by 23.5% and goodwill with net carrying amount of approximately HK$63,782,000 was released upon this reduction in interest accordingly.

## 21. INTANGIBLE ASSETS *(Cont'd)*

For the year ended 31 March 2004, the directors reviewed the carrying value of the goodwill arising on acquisition of Zhuhai Hanny of HK$4,598,000 and identified an impairment loss of HK$4,598,000 which was charged to the consolidated income statement.

Upon the adoption of HKFRS 3 from 1 April 2005 onwards, the Group has discontinued amortizing the above goodwill which arised from acquisition after 1 April 2001 and goodwill will be tested for impairment annually.

b. For the year ended 31 March 2005, the amount represents the goodwill on the acquisition of a further of 1.6% interest in the Vendor after 1 January 2005. The goodwill of approximately HK$24,430,000 is not subject to amortization in accordance with HKFRS 3.

For the nine months ended 31 December 2005, the addition of goodwill of approximately HK$623,000 attributed to the acquisition of the entire interest in Createsuccess and 83% equity interest in Sino Partner.

c. At 1 April 2002, the amount represented the acquisition of the "Memorex" trademark licenses from Memorex Telex N.V. in 1999 and were amortized over twenty years on a straight line basis.

For the year ended 31 March 2004, the Group acquired the "Dysan" and "Precision" trademark licenses from an independent third party for a consideration of HK$190,000,000 with reference to the valuation performed by Grant Sherman Appraisal Limited, a firm of independent valuers. Trademark licenses are amortized over ten years on straight line basis. The Group is in the process of registration of the trademark licenses in the respective jurisdiction.

Upon the adoption of HKAS 38 from 1 April 2005 onwards, the Group reassessed the useful lives of the trademark licenses and concluded that the trademark licenses with a total carrying amount of approximately HK$226,687,000 have indefinite useful lives and are not subject to amortization but are tested for impairment annually.

d. The amount represents the acquisition of a labelmaker patent in 2004. The patent is amortized over ten years on a straight line basis.

For the nine months ended 31 December 2005, the impairment testing on the goodwill and trademark licenses are as follows:

| | Goodwill<br>*HK$'000* | Trademark licenses<br>*HK$'000* |
|---|---|---|
| Trading of computer related products – "Memorex" brand | 167,908 | 62,020 |
| Investment in port business in the PRC | 623 | – |
| Trading of computer related products – "Dysan" and "Precision" brand | – | 164,667 |
| | 168,531 | 226,687 |

The carrying amounts of goodwill and trademark licenses are allocated to individual CGU of trading of computer related products under "Memorex" as well as "Dysan" and "Precision" trade name, and long-term investment in port business in the PRC.

## 21. INTANGIBLE ASSETS *(Cont'd)*

The recoverable amounts of the CGU of trading of computer related products under "Memorex" trade name is determined based on fair value less cost to sell calculation method, which the fair value is with reference to the initial consideration agreed at the Disposal whilst the cost to sell is with reference to the other terms of the Agreement. Given the current estimated net consideration of approximately HK$2,454,000,000, as set out in the announcement of the Company dated 26 January 2006, no impairment on the goodwill and trademark license is considered necessary.

The recoverable amounts of the CGU of trading of computer related products under "Dysan" and "Precision" trade name is determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period from the acquisition date to 31 December 2005. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

Based on cash flow forecasts derived from the most recent financial budgets for the next four years approved by management using a discount rate of 11.5%, impairment loss of HK$164,667,000 is identified and recognized in the consolidated income statement for the nine months ended 31 December 2005.

## 22. INTERESTS IN ASSOCIATES

| | | As at 31 March | | As at 31 December |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Cost of investment in associates which are: | | | | |
| – listed in Hong Kong *(note a)* | – | 508,994 | 508,994 | 508,994 |
| – listed overseas | 211,612 | 211,162 | 195,736 | 200,024 |
| – unlisted | 25,904 | 26,354 | 6,579 | 6,579 |
| Share of post-acquisition losses and reserves, net of dividends received | (65,171) | (128,965) | (129,977) | (118,124) |
| Goodwill on acquisitions of associates less amortization *(note c)* | 65,520 | 256,629 | 51,094 | 38,979 |
| Negative goodwill arising on acquisition of an associate less realization *(note d)* | – | – | (225) | – |
| | 237,865 | 874,174 | 632,201 | 636,452 |
| Loans to associates less allowance *(note b)* | 7,651 | 1,361 | 1,331 | 1,331 |
| Amounts due from associates *(note b)* | 25,846 | 30,874 | 2,197 | – |
| | 271,362 | 906,409 | 635,729 | 637,783 |
| Fair value of listed shares | 134,561 | 320,500 | 299,240 | 387,859 |

## 22. INTERESTS IN ASSOCIATES *(Cont'd)*

*Notes:*

a. At 31 March 2003, an amount of approximately HK$698,400,000 included in investments in securities represented the Group's 14.55% equity interest in CSHL. CSHL and its subsidiaries are principally engaged in the areas of manufacturing, property development and investment, hotel operation, construction and related business, provision of package tours, transportation and other related services.

For the year ended 31 March 2004, the Group acquired an additional interest of 16.65% in CSHL for a consideration of approximately HK$19,300,000. Accordingly, the investment in CSHL was increased to 31.20% and it was reclassified from investments in securities to interests in associates.

For the year ended 31 March 2005, the Group's equity interest in CSHL was diluted from 31.20% to 29.36% as a result of exercise of share options of CSHL.

At 31 March 2005 and 31 December 2005, the Group held 29.36% equity interest in CSHL.

b. Loan to an associate is unsecured and has no fixed terms of repayment. Other than an amount of HK$7,516,000, HK$1,336,000 HK$1,331,000 and HK$1,331,000 at 31 March 2003, 2004 and 2005 and at 31 December 2005 respectively which bears interest at prevailing market rates, the remaining amount is interest free.

For the three years ended 31 March 2003, 2004 and 2005, the amounts due from associates are unsecured, interest free and have no fixed terms of repayment. Repayment of the balances will not be demanded within one year of the balance sheet date and, accordingly, the amounts are classified as non-current.

The fair values of the Group's loan to an associate and amounts due from associates as at the balance sheet dates, determined based on the estimated future cash flows discounted using the prevailing market rate at the balance sheet dates, approximate to the carrying amounts of the receivables.

## 22. INTERESTS IN ASSOCIATES *(Cont'd)*

c. *Included in the investment in associates is goodwill of* HK$65,520,000, HK$256,629,0000, HK$51,094,000 and HK$38,979,000 as at 31 March 2003, 2004 and 2005 and 31 December 2005 arising on acquisition of associates during the Relevant Periods respectively. The movement of goodwill is set out below:

| | *HK$'000* |
|---|---|
| COST | |
| Additions and balance at 31 March 2003 | 72,132 |
| Additions | 208,760 |
| At 31 March 2004 and 2005 | 280,892 |
| Elimination against accumulated amortization upon the application of HKFRS 3 (see Note 2) | (229,798) |
| Additions | 2,276 |
| At 31 December 2005 | 53,370 |
| AMORTIZATION AND IMPAIRMENT | |
| Provided for the year and balance at 31 March 2003 | 6,612 |
| Provided for the year | 17,651 |
| At 31 March 2004 | 24,263 |
| Provided for the year | 28,089 |
| Impairment loss recognized for the year | 177,446 |
| At 31 March 2005 | 229,798 |
| Elimination against cost upon the application of HKFRS 3 (see Note 2) | (229,798) |
| Impairment loss recognized for the period | 14,391 |
| At 31 December 2005 | 14,391 |
| CARRYING VALUE | |
| At 31 December 2005 | 38,979 |
| At 31 March 2005 | 51,094 |
| At 31 March 2004 | 256,629 |
| At 31 March 2003 | 65,520 |

Until 31 March 2005, goodwill had been amortized for a period of 10 years.

## 22. INTERESTS IN ASSOCIATES *(Cont'd)*

d. Negative goodwill arising on acquisition of an associate:

| | *HK$'000* |
|---|---|
| **GROSS AMOUNT** | |
| At 31 March 2003 and 2004 | – |
| Additions | (233) |
| At 31 March 2005 | (233) |
| Elimination against accumulated realization upon the application of HKFRS 3 *(see Note 2)* | 233 |
| At 31 December 2005 | – |
| **REALIZATION** | |
| At 31 March 2003 and 2004 | – |
| Released during the year | (8) |
| At 31 March 2005 | (8) |
| Elimination against gross amount upon the application of HKFRS 3 *(see Note 2)* | 8 |
| At 31 December 2005 | – |
| CARRYING AMOUNT | |
| At 31 December 2005 | – |
| At 31 March 2005 | (225) |
| At 31 March 2004 | – |
| At 31 March 2003 | – |

Until 31 March 2005, negative goodwill had been released to income on a straight-line basis over 10 years. From 1 April 2005 onwards, all negative goodwill with carrying amount of HK$225,000 previously included in interests in associates was derecognized at 1 April 2005 upon the application of HKFRS 3 (see Note 2).

## 22. INTERESTS IN ASSOCIATES *(Cont'd)*

e. Details of the Group's principal associates at the respective balance sheet dates are as follows:

| Name of associate | Form of business structure | Place of incorporation/ operation | Proportion of equity interest attributable to the Group | | | | Principal activities |
|---|---|---|---|---|---|---|---|
| | | | As at 31 March | | | As at December 31, | |
| | | | 2003 | 2004 | 2005 | 2005 | |
| | | | % | % | % | % | |
| CSHL | Corporate | Hong Kong | – | 29.36 | 29.36 | 29.36 | Investment holding |
| PSCL | Corporate | Singapore | 27.45 | 27.45 | 21.71 | 24.26 | Supply of household consumer products |

CSHL is a company listed in Hong Kong and its financial year end date is 31 December. Only published financial information of CSHL will be available and used by the Group in applying the equity method. Accordingly, the Group's share of interest in CSHL at 31 March 2004 and 2005 and at 31 December 2005, respectively is calculated based on the net assets of CSHL at 31 December 2003, 2004 and 2005, respectively and the result from the date on which CSHL became an associate of the Group to respective balance sheet dates.

PSCL is a company listed in the Republic of Singapore and its financial year end date is 31 December. The Group's share of interest in PSCL at 31 March 2003, 2004 and 2005 and at 31 December 2005, respectively is calculated based on the net assets of PSCL at 31 March 2003, 2004 and 2005 and at 31 December 2005, respectively extracted from the published financial information of PSCL and the result from the date on which PSCL became an associate of the Group to respective balance sheet dates.

The above tables list the associates of the Group which, in the opinion of the directors, principally affected the results of the Group for the Relevant Periods or formed a substantial portion of the net assets of the Group at the end of each of the financial year. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

On 10 March 2005, the Group and PYI Corporation Ltd. (formerly known as Paul Y. ITC Construction Holdings Limited) ("PYI"), another substantial shareholder of CSHL, entered into a share sale agreement with an independent third party for the disposal of an aggregate 270,000,000 shares of CSHL (representing a 15.3% interest in CSHL or 135,000,000 shares each held by the Group and PYI) for a total consideration of approximately HK$52,000,000 (the "Proposed Disposal"). The completion of the Proposed Disposal is subject to the completion of a proposed group reorganization by CSHL ("CSHL Reorganization").

On 19 April 2005, CSHL and the Company has jointly announced the details of the CSHL Reorganization which, if approved and implemented, will result in (i) CSHL continuing to be a public listed company with its subsidiaries concentrating on its business of manufacturing and trading of battery products, investments in securities and property and investment in unlisted investment; (ii) all other subsidiaries of CSHL carrying on property development and investment holding business, and all other associates of CSHL carrying on manufacturing and marketing of tires and business of providing package tour, travel and other related services being grouped under Group Dragon Investment Limited ("GDI") (a wholly owned subsidiary of CSHL) and its subsidiaries upon completion of the CSHL Reorganization; and (iii) the distribution in specie of shares in GDI to the then shareholders of CSHL on a record date to be fixed, on the basis of one GDI share for every share in CSHL after consolidation under the capital reorganization.

On the same date, the Group proposed to acquire an additional interest in GDI (the "Proposed Acquisition") subject to the completion of the CSHL Reorganization. The Proposed Acquisition was approved by the shareholders of the Company on 17 October 2005.

Details of the Proposed Disposal and Proposed Acquisition are set out in a circular of the Company dated 14 September 2005. The transaction has not yet been completed at the date of this report.

## 22. INTERESTS IN ASSOCIATES *(Cont'd)*

f. The summarised financial information in respect of the Group's associates is set out below:

| | As at 31 March | | | As at 31 December |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Total assets | 1,264,576 | 3,366,013 | 3,452,648 | 3,331,625 |
| Total liabilities | (679,846) | (1,307,787) | (1,308,483) | (1,203,568) |
| Net assets | 584,730 | 2,058,226 | 2,144,165 | 2,128,057 |
| Group's share of net assets of associates | 237,865 | 874,174 | 632,201 | 636,452 |

g.

| | Year ended 31 March | | | Nine months ended 31 December | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2004 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* (Unaudited) | *HK$'000* |
| Revenue | 926,817 | 756,681 | 898,270 | 715,748 | 630,559 |
| Loss for the year/period | (170,131) | (491,459) | (184,410) | (192,213) | (55,664) |
| Group's share of loss of associates for the year/period | (36,367) | (59,857) | (64,909) | (59,175) | (20,032) |

h. The Group has discontinued recognition of its share of losses of certain associates. The amounts of unrecognized share of loss of these associates which were extracted from the relevant audited financial statements of associates are as follows:

| | Year ended 31 March | | | Nine months ended 31 December | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2004 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* (Unaudited) | *HK$'000* |
| Unrecognized share of losses of associates for the year/period | (19,230) | – | – | – | – |
| Accumulated unrecognized share of losses of associates | (19,230) | (19,230) | (19,230) | (19,230) | (19,230) |

### 22A. AMOUNTS DUE FROM ASSOCIATES

The amounts are unsecured, interest free and are repayable on demand. The fair value of the amounts due from associates at 31 December 2005 was approximate to the corresponding carrying amount.

### 22B. AMOUNT DUE TO AN ASSOCIATE

The amount is unsecured, interest free and is repayable on demand. The fair value of the amount due to an associate at 31 December 2005 was approximate to the corresponding carrying amount.

## 23. INVESTMENTS IN SECURITIES

Investment securities as at 31 March 2003, 2004 and 2005 are set out below. Upon the application of HKAS 39 on 1 April 2005, investment in securities were reclassified to appropriate categories under HKAS 39 (See Note 2).

| | Investment securities | | | Other investments | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|
| | As at 31 March | | | As at 31 March | | | As at 31 March | | |
| | 2003 | 2004 | 2005 | 2003 | 2004 | 2005 | 2003 | 2004 | 2005 |
| | HK$'000 | HK$'000 | HK$'000 | HK$'000 | HK$'000 | HK$'000 | HK$'000 | HK$'000 | HK$'000 |
| | *(note a)* | *(note b)* | *(note c)* | | | | | | |
| Listed securities | | | | | | | | | |
| Hong Kong | 698,407 | – | – | 108,548 | 126,114 | 131,563 | 806,955 | 126,114 | 131,563 |
| Overseas | – | – | – | 984 | 850 | 1,058 | 984 | 850 | 1,058 |
| Unlisted securities | | | | | | | | | |
| Hong Kong | – | – | – | 6,000 | 6,000 | – | 6,000 | 6,000 | – |
| Overseas/PRC | 204,573 | 188,890 | 123,348 | 78,388 | – | – | 282,961 | 188,890 | 123,348 |
| Unlisted debt security | | | | | | | | | |
| Hong Kong *(note d)* | – | – | – | – | – | 12,000 | – | – | 12,000 |
| | 902,980 | 188,890 | 123,348 | 193,920 | 132,964 | 144,621 | 1,096,900 | 321,854 | 267,969 |
| Market value of listed securities | 10,859 | – | – | 109,532 | 126,964 | 132,621 | 120,391 | 126,964 | 132,621 |
| Carrying amount analyzed for reporting purposes as: | | | | | | | | | |
| Non-current | 887,300 | 188,890 | 123,348 | 330 | 330 | 186 | 887,630 | 189,220 | 123,534 |
| Current | 15,680 | – | – | 193,590 | 132,634 | 144,435 | 209,270 | 132,634 | 144,435 |
| | 902,980 | 188,890 | 123,348 | 193,920 | 132,964 | 144,621 | 1,096,900 | 321,854 | 267,969 |

*Note:*

a. As at 31 March 2003, the listed investment securities represented a 14.55% interest in CSHL, whilst included in unlisted overseas investment securities was 8.04% interest in Fu Yang Investment Co., Ltd. ("Fu Yang") and 0.61% interest in an infrastructure company established in Taiwan which is mainly engaged in building up telecommunication network in Taiwan ("EBT"). Fu Yang is established in Taiwan on 21 April 2002 by the merger of Indigo Investment Co., Ltd., Solitaire Investment Co., Ltd., Vituoso Investment Co., Ltd. and Ultima Investment Co., Ltd. Fu Yang is mainly engaged in the cable broadcasting business in Taiwan.

b. For the year ended 31 March 2004, EBT was disposed of at a consideration of HK$15,000,000. A net loss of approximately HK$380,000 was recognized in the consolidated income statement.

As at 31 March 2004, the amount represented the 8.04% interest in Fu Yang.

## 23. INVESTMENTS IN SECURITIES *(Cont'd)*

c. For the year ended 31 March 2005, interest in Fu Yang was disposed of at an aggregate consideration of approximately HK$150,000,000. A net loss on disposal of approximately HK$29,712,000 was recognized in the consolidated income statement.

As at 31 March 2005, the Group had the following investment securities held for long term strategic purposes:

- 40%* interest in Alfresco Gold Limited which is engaged in investment holding of 85% interest in two companies incorporated in the PRC, whose principal activities are designing and producing advertisements, and provision of advertising agency services.
- 33%* interest in 重慶金瀚實業有限公司 (formerly known as 重慶冠生園興綠洲食品有限公司), which holds a piece of land in the PRC.
- 30%* interest in Earnbest Holdings Limited which is engaged in investment holding of 40% interest in a company incorporated in the PRC, whose principal activities are resorts and hotel building and travelling business.

* As the Group did not have significant influence on these investments, accordingly, these investments were classified as investment securities.

d. The amount of the unlisted debt security as at 31 March 2005 represented the convertible bond issued by Nippon Asia Investment Holdings Limited ("Nippon Asia Bond", formerly known as China City Natural Gas Holdings Limited), a company listed in Hong Kong. Nippon Asia Bond is interest bearing at 1% per annum and is due for redemption on 1 November 2005. The Group is entitled at any time before the maturity to convert the Nippon Asia Bond into shares of Nippon Asia Investment Holdings Limited at a conversion price of HK$0.025 per share (subject to the relevant adjustments upon conversion).

## 24. AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments as at 31 December 2005 analyzed as non-current assets, comprise:

| | **As at 31 December 2005** *HK$'000* |
|---|---|
| Listed investments: | |
| – Equity securities listed in Hong Kong *(note a)* | 16,685 |
| Unlisted securities: | |
| – Equity securities *(note b)* | 121,165 |
| – Debt securities *(note c)* | 535,611 |
| – Club memberships | 4,938 |
| Total | 678,399 |

*Notes:*

(a) All listed investments are stated at fair value which is determined based on the quoted market bid prices available on the Stock Exchange.

(b) The unlisted equity securities represent investments in unlisted entities established in the PRC. They are measured at cost less impairment at each balance sheet date because the directors of the Company are of the opinion that their fair values cannot be measured reliably. For the nine months ended 31 December 2005, the directors of the Company performed impairment review on these unlisted equity securities and no impairment loss is considered necessary.

## 24. AVAILABLE-FOR-SALE INVESTMENTS *(Cont'd)*

(c) For the nine months ended 31 December 2005, the Group has subscribed three convertible notes with an aggregate amount of HK$650,000,000 from (i) Cheung Tai Hong Holdings Limited, a zero coupon convertible note with maturity on 10 August 2010 at the redemption amount of 110% of the principal amount, (ii) See Corporation Limited (previously known as Ruili Holdings Limited), a zero coupon convertible note with maturity on 9 August 2010 at the redemption amount of 110% of the principal amount; and (iii) Wo Kee Hong (Holdings) Limited, a convertible note at interest of 7.25% per annum payable semi-annually with maturity on 5 September 2008. All these companies are public limited companies with their shares listed on the Stock Exchange. The Group had classified all the debt element of the convertible notes as available-for-sale investments and the conversion option element of the convertible notes as investments held for trading.

As at 31 December 2005, the fair value for the debt element and conversion option element were approximately HK$535,611,000 and HK$65,647,000 respectively. Accordingly, an increase in fair value of approximately HK$3,072,000 for the debt element and a decrease in fair value of approximately HK$51,813,000 for conversion option element were recognized in equity and profit and loss respectively.

## 25. LOAN RECEIVABLES

| | As at 31 March | | | As at 31 December |
|---|---|---|---|---|
| | **2003** | **2004** | **2005** | **2005** |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Fixed-rate loan receivables | 9,100 | 6,387 | 5,533 | 20,265 |
| Floating-rate loan receivables | 81,538 | 36,745 | 106,318 | 151,714 |
| Interest free loan receivables | 15,073 | 2,939 | – | – |
| | 105,711 | 46,071 | 111,851 | 171,979 |
| Carrying amount analysed for reporting purposes: | | | | |
| Within one year | 95,523 | 41,173 | 111,851 | 171,979 |
| In more than one year but not more than two years | 2,351 | 4,898 | – | – |
| In more than two years but not more than three years | 7,837 | – | – | – |
| | 105,711 | 46,071 | 111,851 | 171,979 |

Included in the carrying amount of loans receivables as at 31 March 2003, 2004 and 2005 and 31 December 2005 is accumulated impairment loss of HK$28,056,000, HK$39,033,000, HK$39,633,000 and HK$39,633,000, respectively.

## 25. LOAN RECEIVABLES *(Cont'd)*

The exposure of the Group's fixed-rate loan receivables to interest rate risks and their contractual maturity dates are as follows:

| | As at 31 March | | | As at 31 December |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Fixed-rate loan receivables: | | | | |
| within one year | 9,100 | 6,387 | 5,533 | 20,265 |

The ranges of effective interest rates (which are equal to contractual interest rates) on the Group's loan receivables are as follows:

| | As at 31 March | | | As at 31 December |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 |
| Effective interest rate: | | | | |
| Fixed-rate loan receivables | 3.6% to 10% | 3.6% to 10% | 3.6% to 10% | 10% to 20% |
| Floating-rate loan receivables | 5% to 7.1% | 5% to 7% | 5% to 7.3% | 5.3% to 10.8% |

The Group's loan receivables that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

| | US$ | NTD |
|---|---|---|
| | *$'000* | *$'000* |
| As at 31 December 2005 | 712 | 40,619 |
| As at 31 March 2005 | 712 | 78,000 |
| As at 31 March 2004 | 823 | – |
| As at 31 March 2003 | 809 | – |

The fair values of the Group's loan receivables as at the balance sheet dates, determined based on the present value of the estimated future cash flows discounted using the prevailing market rate at the balance sheet dates approximate to the carrying amounts of the receivables.

## 26. DEPOSITS FOR ACQUISITION OF LONG-TERM INVESTMENTS

For the year ended 31 March 2005, the Group entered into conditional agreement (the "Port Agreement") with an independent third party ("Vendor Party") to acquire equity interests in an unlisted investment established in the PRC for a total consideration of HK$35,000,000. This unlisted investment is mainly engaged in port business in the PRC.

As at the date of report, the due diligence review of the acquisition of unlisted investment has not yet been completed pursuant to the Port Agreement. Accordingly, the conditions in the Port Agreement have not yet been fulfilled and the transaction has not yet been completed.

## 26. DEPOSITS FOR ACQUISITION OF LONG-TERM INVESTMENTS *(Cont'd)*

For the nine months ended 31 December 2005, the Group paid an aggregate of approximately HK$155,175,000 as tender deposit to three independent third parties for acquisition of certain interests in water supply business, sand mining business, the exploitation right for river sand business and property development business in the PRC (the "Potential Investments"). These payments would be refundable from the counter parties if the terms and conditions for the acquisition of the Potential Investments had not been concluded within one year after the payments made by the Group. Up to the report date, the terms and conditions of the acquisition of the Potential Investments have not yet been concluded with the counter parties.

## 27. OTHER ASSET

For the year ended 31 March 2004, the amount represents cost incurred in connection with a land development project in the PRC. The project is a land development of 珠海錦興產業園 located at Doumen District, Zhuhai City, the PRC, and is to be jointly developed with an independent third party. The Group is entitled to the exclusive development right to the project and also the right to obtain the land for the development (the "Other Asset"). The Group is also entitled to sell the Other Asset to investors for a consideration to be agreed between themselves.

For the year ended 31 March 2004, the consideration of HK$150,000,000 for obtaining the exclusive development right was paid by the Group whilst RMB5,750,000 (equivalent to approximately HK$5,425,000) was already paid by the Group for site formation and the Group has disposed of part of the Other Asset to independent third parties at a consideration of approximately HK$16,000,000 and a net gain on disposal of other asset of approximately HK$5,660,000 was recognized in the consolidated income statement for the year ended 31 March 2004.

As the directors of the Company are of the opinion that the Other Asset is held for sale, the cost incurred for the Other Asset is included in current assets accordingly.

The directors has assessed the carrying value of the Other Asset with reference to the valuation performed by Norton Appraisals Limited, a firm of independent valuers, on an open market value basis as at 31 March 2004 and no impairment loss is identified.

For the year ended 31 March 2005, the Group disposed of part of the Other Asset to an independent third party for consideration of HK$39,600,000 and a net gain on disposal of other asset of approximately HK$2,515,000 was recognized in the consolidated income statement for the year ended 31 March 2005.

For the nine months ended 31 December 2005, the Group entered into several sale and purchase agreements with independent third parties for the disposal of all the remaining parts of the Other Asset for an aggregate consideration of approximately HK$118,800,000 and a net gain on disposal of other asset of approximately HK$10,800,000 was recognized in the consolidated income statement for the nine months ended 31 December 2005.

## 28. INVENTORIES

| | As at 31 March | | | As at 31 December |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Raw materials | 9,459 | 6,769 | 6,781 | 4,915 |
| Work in progress | 2,702 | 1,435 | 1,962 | 1,772 |
| Finished goods | 493,004 | 869,205 | 578,335 | 869,149 |
| | 505,165 | 877,409 | 587,078 | 875,836 |

Included above are raw materials of HK$371,000, HK$109,000, HK$74,000 and HK$312,000 and finished goods of HK$104,422,000, HK$269,854,000, HK$97,486,000 and HK$185,497,000 at 31 March 2003, 2004 and 2005 and 31 December 2005 respectively which are carried at net realizable value.

## 29. TRADE AND OTHER RECEIVABLES

| | As at 31 March | | | As at 31 December |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Trade receivables | 463,138 | 736,279 | 653,637 | 1,034,394 |
| *Less:* accumulated impairment | (65,374) | (51,254) | (61,854) | (78,955) |
| | 397,764 | 685,025 | 591,783 | 955,439 |
| Other receivables | 88,845 | 53,795 | 174,494 | 112,322 |
| Total trade and other receivables | 486,609 | 738,820 | 766,277 | 1,067,761 |

## 29. TRADE AND OTHER RECEIVABLES *(Cont'd)*

The Group allows an average credit period of one to two months to its trade customers. The following is an aged analysis of trade receivable net of impairment losses at the respective balance sheet date:

| | As at 31 March | | | As at 31 December |
|---|---|---|---|---|
| | **2003** | **2004** | **2005** | **2005** |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Not yet due | 354,824 | 624,041 | 548,407 | 831,989 |
| Overdue within one month | 26,561 | 52,433 | 25,996 | 109,303 |
| Overdue between one to two months | 6,916 | 2,099 | 4,561 | 2,016 |
| Overdue more than two months | 9,463 | 6,452 | 12,819 | 12,131 |
| | 397,764 | 685,025 | 591,783 | 955,439 |

The fair value of the Group's trade receivables at respective balance sheet date was approximate to the corresponding carrying amount.

## 30. INVESTMENTS HELD FOR TRADING

Investments held for trading at the respective balance sheet dates included:

| | As at 31 March | | | As at 31 December |
|---|---|---|---|---|
| | **2003** | **2004** | **2005** | **2005** |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Listed securities: | | | | |
| – Equity securities listed in Hong Kong *(note a)* | – | – | – | 41,429 |
| – Equity securities listed elsewhere *(note a)* | – | – | – | 21,818 |
| Unlisted convertible notes *(note b)* | – | – | – | 65,647 |
| | – | – | – | 128,894 |

(a) The fair values of these investments are determined based on the quoted market bid prices available on the relevant securities exchanges.

(b) The amount represented the conversion option element of the three convertible notes subscribed by the Group during the nine months ended 31 December 2005. The fair values of the unlisted convertible notes are determined by the directors of the Company with reference to the valuation performed by B.I. Appraisals Limited, a firm of independent valuers.

## 31. MARGIN LOAN RECEIVABLES/PAYABLES AND BILLS PAYABLE

The fair values of the Group's margin loan receivables, margin loan payables and bills payable at 31 March 2003, 2004 and 2005 and 31 December 2005 approximate to the corresponding carrying amounts.

## 32. PLEDGED BANK DEPOSIT

The amount represents deposit pledged to bank to secure short-term banking facilities granted to the Group and is therefore classified as current asset.

The deposit carries variable interest rates ranging from 2.54% to 4.36%. The pledged bank deposit will be released upon the settlement of relevant bank borrowings. The fair values of bank deposit at respective balance sheet dates approximate to the corresponding carrying amounts.

## 33. TRADE AND OTHER PAYABLES

Included within trade and other payables is a trade creditor balance of HK$632,561,000, HK$827,620,000, HK$564,154,000 and HK$704,507,000 at 31 March 2003, 2004, 2005 and 31 December 2005 respectively.

The following is an aged analysis of trade creditors at respective balance sheet date:

| | As at 31 March | | | As at 31 December |
|---|---|---|---|---|
| | **2003** | **2004** | **2005** | **2005** |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Not yet due | 319,505 | 445,088 | 417,919 | 524,123 |
| Overdue within one month | 99,484 | 116,373 | 74,518 | 134,279 |
| Overdue between one to two months | 35,422 | 50,321 | 27,951 | 24,491 |
| Overdue more than two months | 178,150 | 215,838 | 43,766 | 21,614 |
| | 632,561 | 827,620 | 564,154 | 704,507 |

The fair value of the Group's trade and other payables at respective balance sheet date approximates to the corresponding carrying amount.

## 34. BORROWINGS

| | As at 31 March | | | As at 31 December |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Borrowings comprise: | | | | |
| Bank loans | 237,468 | 205,641 | 82,010 | 362,725 |
| Other loans | 180,000 | 151,339 | 161,341 | 531,225 |
| | 417,468 | 356,980 | 243,351 | 893,950 |
| Analyzed as: | | | | |
| Secured | 107,140 | 159,583 | 38,531 | 530,433 |
| Unsecured | 310,328 | 197,397 | 204,820 | 363,517 |
| | 417,468 | 356,980 | 243,351 | 893,950 |
| The above amounts bear interest at prevailing market rates and are repayable as follows: | | | | |
| Within one year or on demand | 244,473 | 349,059 | 85,881 | 886,692 |
| Between one and two years | 165,238 | 266 | 149,751 | 407 |
| Between two and five years | 843 | 940 | 1,407 | 1,358 |
| Over five years | 6,914 | 6,715 | 6,312 | 5,493 |
| | 417,468 | 356,980 | 243,351 | 893,950 |
| Amount due within one year and shown under current liabilities | (244,473) | (349,059) | (85,881) | (886,692) |
| Amount due after one year | 172,995 | 7,921 | 157,470 | 7,258 |

**34. BORROWINGS** *(Cont'd)*

The exposure of the Group's fixed-rate borrowings and the contractual maturity dates are as follows:

| | As at 31 March | | | As at 31 December |
|---|---|---|---|---|
| | **2003** | **2004** | **2005** | **2005** |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Fixed-rate borrowings which due within one year | 9,422 | – | – | 200,000 |

The ranges of effective interest rates (which are equal to contractual interest rates) on the Group's borrowings as follows:

| | As at 31 March | | | As at 31 December |
|---|---|---|---|---|
| | **2003** | **2004** | **2005** | **2005** |
| Effective interest rate: | | | | |
| Fixed-rate borrowings | 6.4% | N/A | N/A | 1.5% |
| Variable-rate borrowings | 2.6% to 7.5% | 4.3% to 7.5% | 2.3% to 7.3% | 3.6% to 9.8% |

The Group's borrowings that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

| | **USD** | **NTD** | **RMB** |
|---|---|---|---|
| | *$'000* | *$'000* | *$'000* |
| As at 31 December 2005 | 38,268 | 32,951 | – |
| As at 31 March 2005 | 258 | 34,148 | – |
| As at 31 March 2004 | 19,758 | 35,501 | – |
| As at 31 March 2003 | 14,090 | 36,670 | 10,000 |

The fair values of the Group's borrowings at respective balance sheet dates approximate to the corresponding carrying amounts.

## 35. OBLIGATIONS UNDER FINANCE LEASES

| | Minimum lease payments | | | | Present value of minimum lease payments | | | |
|---|---|---|---|---|---|---|---|---|
| | As at 31 March | | | As at 31 December | As at 31 March | | | As at 31 December |
| | 2003 | 2004 | 2005 | 2005 | 2003 | 2004 | 2005 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Amounts payable under finance leases: | | | | | | | | |
| Within one year | 1,181 | 1,117 | 487 | – | 1,113 | 1,068 | 462 | – |
| In the second to fifth year inclusive | 1,868 | 536 | – | – | 1,557 | 462 | – | – |
| | 3,049 | 1,653 | 487 | – | | | | |
| *Less:* Future finance charges | (379) | (123) | (25) | – | | | | |
| Present value of lease obligations | 2,670 | 1,530 | 462 | – | 2,670 | 1,530 | 462 | – |
| Less: Amount due for settlement within one year (shown under current liabilities) | | | | | (1,113) | (1,068) | (462) | – |
| Amount due for settlement after one year | | | | | 1,557 | 462 | – | – |

The Group has leased certain of its fixtures and equipment under finance leases. The average lease term is two years. The average effective borrowing rate was 12.51%, 9.32%, 6.92% and 6.92% for the year ended at 31 March 2003, 2004, 2005 and for the nine months ended 31 December 2005 respectively. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The Group's obligations under finance leases are secured by the lessors' charge over the leased assets.

Financial lease obligations that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

| | NTD | USD |
|---|---|---|
| | *$'000* | *$'000* |
| As at 31 December 2005 | – | – |
| As at 31 March 2005 | – | 59 |
| As at 31 March 2004 | – | 197 |
| As at 31 March 2003 | 252 | 336 |

The fair values of the above Group's finance lease obligations, determined based on the present value of the estimated future cash flows discounted using the prevailing market rate at the balance sheet dates approximate to their carrying amounts.

## 36. AMOUNT DUE TO A MINORITY SHAREHOLDER

The amount was unsecured, interest free and had no fixed terms of repayment. Repayment of the amount will not be demanded within one year of the balance sheet dates and, accordingly, the amount was classified as non-current.

## 37. DEFERRED TAX

The following are the major deferred tax liabilities (assets) recognized and movements thereon during the Relevant Periods:

| | Accelerated tax depreciation | Tax losses | Others | Total |
|---|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| At 1 April 2002 | | | | |
| – as originally stated | – | – | – | – |
| – adjustment on adoption of SSAP12 (Revised) | 1,532 | (15,264) | 898 | (12,834) |
| – as restated | 1,532 | (15,264) | 898 | (12,834) |
| Charge (credit) to the consolidated income statement for the year *(note 15)* | 551 | (491) | 226 | 286 |
| At 31 March 2003 | 2,083 | (15,755) | 1,124 | (12,548) |
| Currency realignment | (57) | (1,922) | (20) | (1,999) |
| Credit to the consolidated income statement for the year *(note 15)* | (1,382) | (2,536) | (16,761)* | (20,679) |
| Effect of change in tax rate – charge (credit) to the consolidated income statement *(note 15)* | 100 | (255) | 37 | (118) |
| At 31 March 2004 | 744 | (20,468) | (15,620) | (35,344) |
| Currency realignment | (85) | (17) | (19) | (121) |
| Charge (credit) to the consolidated income statement for the year *(note 15)* | 833 | 19,994 | (3,666)* | 17,161 |
| Realized on disposal of a subsidiary | (459) | 459 | – | – |
| At 31 March 2005 | 1,033 | (32) | (19,305) | (18,304) |
| Currency realignment | 9 | – | (34) | (25) |
| Charge (credit) to the consolidated income statement for the year *(note 15)* | (694) | – | (26,216) | (26,910) |
| At 31 December 2005 | 348 | (32) | (45,555) | (45,239) |

**37. DEFERRED TAX** *(Cont'd)*

* The deferred tax credit is mainly attributable to the movements of temporary differences arising from the carrying amounts and tax bases of major balance sheet items such as receivables, inventories and accruals of a subsidiary in the USA.

For the purposes of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

| | As at 31 March | | | As at 31 December |
|---|---|---|---|---|
| | **2003** | **2004** | **2005** | **2005** |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Deferred tax assets | (13,298) | (35,480) | (18,418) | (45,440) |
| Deferred tax liabilities | 750 | 136 | 114 | 201 |
| | (12,548) | (35,344) | (18,304) | (45,239) |

The Group has unused tax losses of HK$470,299,000, HK$363,848,000, HK$387,410,000 and HK$391,695,000 at 31 March 2003, 2004 and 2005 and 31 December 2005 respectively available for offset against future profits. A deferred tax asset has been recognized in respect of HK$45,357,000, HK$69,488,000 HK$185,000 and HK$0 at 31 March 2003, 2004, 2005 and 31 December 2005 respectively of such losses. No deferred tax has been recognized in respect of the remaining HK$424,942,000, HK$294,360,000, HK$387,225,000 and HK$391,695,000 at 31 March 2003, 2004, 2005 and 31 December 2005 respectively due to the unpredictability of future profit streams. The losses can be carried forward indefinitely.

## 38. SHARE CAPITAL

| | Number of shares | Value HK$'000 |
|---|---|---|
| Authorized: | | |
| At 1 April 2002 (Ordinary shares of HK$0.025 each) | 26,000,000,000 | 650,000 |
| Consolidation of shares of 40 into 1 *(note a)* | (25,350,000,000) | – |
| Adjustment of nominal value of shares *(note a)* | 64,350,000,000 | – |
| Cancellation of shares *(note a)* | (45,000,000,000) | (450,000) |
| At 31 March 2003, 2004 and 2005 and 31 December 2005 (Ordinary shares of HK$0.01 each) | 20,000,000,000 | 200,000 |
| Issued and fully paid: | | |
| At 1 April 2002 (Ordinary shares of HK$0.025 each) | 6,412,057,523 | 160,301 |
| Exercise of warrants *(note b)* | 70,595 | 2 |
| Consolidation and adjustment of nominal value of shares *(note a)* | (6,251,824,916) | (158,700) |
| At 31 March 2003 (Ordinary shares of HK$0.01 each) | 160,303,202 | 1,603 |
| Issue of new shares *(note c)* | 21,500,000 | 215 |
| Exercise of share options *(note d)* | 4,750,000 | 48 |
| At 31 March 2004 (Ordinary shares of HK$0.01 each) | 186,553,202 | 1,866 |
| Issue upon scrip dividend *(note e)* | 75,210 | – |
| Issue of new shares *(note f)* | 37,000,000 | 370 |
| At 31 March 2005 (Ordinary shares of HK$0.01 each) | 223,628,412 | 2,236 |
| Issue upon scrip dividend *(note g)* | 2,515,285 | 25 |
| At 31 December 2005 (Ordinary shares of HK$0.01 each) | 226,143,697 | 2,261 |

*Notes:*

(a) Pursuant to special resolutions passed in a special general meeting of the Company held on 17 March 2003:

(i) the shares of the Company were consolidated on the basis that every 40 issued and unissued shares of HK$0.025 each were consolidated into one share of HK$1.00 each;

(ii) the par value of the shares of the Company was reduced from HK$1.00 per share to HK$0.01 per share by the cancellation of HK$0.99 paid up on each share;

(iii) the par value of the authorized but unissued shares of the Company was sub-divided into shares of HK$0.01 each; and the number of authorized but unissued shares was increased accordingly; and

(iv) the authorized share capital of the Company was reduced from HK$650,000,000 to HK$200,000,000 by the cancellation of 45,000,000,000 shares of HK$0.01 each.

(b) For the year ended 31 March 2003, 70,595 shares in the Company of HK$0.025 each were issued upon the exercise of 70,595 warrants at a price of HK$0.36 per share. The shares issued during the year rank pari passu with the then existing shares in all respects.

## 38. SHARE CAPITAL (Cont'd)

(c) On 28 January 2004, arrangements were made for a private placement to independent private investors of 21,500,000 shares of HK$0.01 each in the Company held by ITC Corporation Limited, a substantial shareholder of the Company, in cash at a price of HK$4.00 per share representing a discount of approximately 8% to the closing price of HK$4.35 per share as quoted on the Stock Exchange on 28 January 2004.

Pursuant to a subscription agreement of the same date, ITC Corporation Limited subscribed for 21,500,000 new shares of HK$0.01 each in the Company at a price of HK$4.00 per share. The proceeds were used to provide additional working capital for the Company. These new shares were issued under the general mandate granted to the directors at the annual general meeting of the Company held on 28 August 2003 and rank pari passu with other shares in issue in all respects.

(d) For the year ended 31 March 2004, 4,750,000 shares in the Company of HK$0.01 each were issued upon the exercise of 4,750,000 share options at subscription price of HK$2.9888 per share. The shares issued during the year ended 31 March 2004 rank pari passu with the then existing shares in all respects.

(e) On 21 October 2004, 75,210 shares in the Company of HK$0.01 each were issued as scrip dividend at HK$2.745 per share. The shares issued during the year ended 31 March 2005 rank pari passu with the existing shares in all respects.

(f) On 23 November 2004, arrangements were made for a private placement to independent private investors of 37,000,000 shares of HK$0.01 each in the Company held by ITC Corporation Limited, a substantial shareholder of the Company, in cash at a price of HK$3.22 per share representing a discount of approximately 8% to the closing price of HK$3.50 per share as quoted on the Stock Exchange on 22 November 2004.

Pursuant to a subscription agreement of the same date, ITC Corporation Limited subscribed for 37,000,000 new shares of HK$0.01 each in the Company at a price of HK$3.22 per share. The proceeds were used to provide additional working capital for the Company. These new shares were issued under the general mandate granted to the directors at the annual general meeting of the Company held on 31 August 2004 and ranked pari passu with other shares in issue in all respects.

(g) On 21 October 2005, 2,515,285 shares in the Company of HK$0.01 each were issued as scrip dividend at HK$3.367 per share. The shares issued during the period ended 31 December 2005 rank pari passu with the existing shares in all respects.

## 39. WARRANTS

In accordance with the conditions attaching to the warrants of the Company, each of the warrants confers rights to the registered holder to subscribe for one new share of the Company in cash at an adjusted subscription price of HK$0.36 per share, subject to adjustment, at any time from the date of issue to 3 April 2002 (both days inclusive). On 3 April 2002, all of the remaining outstanding warrants, which entitled the registered holders to subscribe for 922,543,833 shares of HK$0.025 each in the Company, lapsed.

Details of the exercise of the Company's warrants during the year ended 31 March 2003 are set out in note 38.

## 40. RESERVES

Capital reserve represents the goodwill arising on acquisitions prior to 1 April 2001.

Other reserves represent the goodwill reserve and other reserves of the Group's associates shared by the Group. The goodwill reserve of HK$13,060,000 as at 31 March 2005 was transferred to retained profits as at 1 April 2005 in accordance with the Transitional Provision of HKFRS 3.

**40. RESERVES** ***(Cont'd)***

The contributed surplus of the Group at the respective balance sheet dates represented:

(i) the credit arising from the transfer of the share premium account of the Group as at 20 February 1998 and 19 February 2003 to the contributed surplus account of the Group;

(ii) the credit arising from the reduction of the nominal value of the shares of the Company in 1999 and 2003; and

(iii) a balance as reduced by amounts transferred to the deficit account to eliminate the deficit of the Group as at 31 January 2000, 31 January 2001, 20 March 2003 and 31 March 2005.

For the year ended 31 March 2003, movements in the contributed surplus of the Group represented:

(i) the entire amount of HK$1,974,565,000 standing to the credit of share premium account of the Group as at 19 February 2003 be cancelled and such amount be transferred to the contributed surplus account of the Group; and the credit arising from the reduction of the nominal value of the shares of the Company from HK$1.00 per share to HK$0.01 per share by the cancellation of HK$0.99 paid up on each share pursuant to special resolutions passed at a special general meeting of the Company on 17 March 2003. Details of which are set out in the circular of the Company dated 21 February 2003; and

(ii) as reduced by an amount of HK$460,000,000 transferred to the deficit account to eliminate the accumulated losses of the Company as at 20 March 2003 pursuant to a resolution passed at a meeting of the directors of the Company on 20 March 2003.

**41. ACQUISITION OF A SUBSIDIARY**

For the year ended 31 March 2004, the Group acquired 100% of the issued share capital of Zhuhai Hanny for a consideration of HK$150,000,000.

The acquisition has been accounted for by the acquisition method of accounting. The amount of goodwill arising as a result of the acquisition was HK$4,598,000.

| | **Year ended 31 March 2004** | **Nine months ended 31 December 2005** |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| NET ASSETS ACQUIRED | | |
| Other asset | 150,000 | – |
| Other payables | (4,598) | (15) |
| Other receivables | – | 3,301 |
| Available-for-sale investments | – | 1 |
| Minority interests | – | (559) |
| | 145,402 | 2,728 |
| Goodwill | 4,598 | 623 |
| Total consideration | 150,000 | 3,351 |
| SATISFIED BY: | | |
| Cash | 130,508 | 3,351 |
| Deferred consideration | 19,492 | – |
| | 150,000 | 3,351 |

## 42. DISPOSAL OF SUBSIDIARIES

| | Year ended 31 March | | | Nine months ended 31 December |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| NET ASSETS DISPOSED OF | | | | |
| Property, plant and equipment | – | – | 1,483 | 64 |
| Interest in an associate | – | – | 5,244 | – |
| Investment in securities | – | 78,388 | – | – |
| Trade and other receivables | – | – | 53 | 1,279 |
| Amounts due from group companies | 15,000 | 157,353 | 26,758 | 334 |
| Bank balances and cash | 2 | 5 | 92 | 179 |
| Trade and other payables | – | – | (1,832) | (3,671) |
| Amounts due to group companies | – | (8,853) | (27,187) | (14) |
| Amount due to an associate | – | (1,433) | (146) | – |
| Tax payable | (13,027) | (22,531) | – | (214) |
| Minority interests | – | – | – | 280 |
| Amount due to a minority shareholder | – | – | – | (2,514) |
| | 1,975 | 202,929 | 4,465 | (4,277) |
| Currency translation reserve realized | – | (216) | 7,842 | 583 |
| Other reserves realized | – | – | (7,810) | – |
| Attributable capital reserve | – | 556 | (556) | – |
| | 1,975 | 203,269 | 3,941 | (3,694) |
| Gain (loss) on disposal of subsidiaries | 25 | (1,282) | 3,504 | 6,694 |
| | 2,000 | 201,987 | 7,445 | 3,000 |
| SATISFIED BY: | | | | |
| Cash | 2,000 | – | 7,445 | 3,000 |
| Other payables | – | 201,987 | – | – |
| | 2,000 | 201,987 | 7,445 | 3,000 |
| Net cash inflow (outflow) arising from disposal of subsidiaries: | | | | |
| Cash consideration | 2,000 | – | 7,445 | 3,000 |
| Bank balances and cash disposed of | (2) | (5) | (92) | (179) |
| | 1,998 | (5) | 7,353 | 2,821 |

The subsidiaries disposed of during the Relevant Periods did not contribute significantly to the turnover and the results of the Group. The cash flow contributed or utilized by the subsidiaries disposed of during the Relevant Periods was not significant.

## 43. MAJOR NON-CASH TRANSACTIONS

For the year ended 31 March 2003, the major non-cash transactions were as follows:

(a) The Group entered into finance lease arrangement in respect of property, plant and equipment with a capital value at the inception of the leases HK$2,990,000.

(b) The Group acquired additional shareholding in a subsidiary for a consideration of HK$278,320,000 which was set off by the assignment of short-term loans receivable of HK$260,578,000. The remaining consideration of HK$17,742,000 was unsettled as at 31 March 2003.

For the year ended 31 March 2004, the major non-cash transactions were as follows:

(a) The Group acquired Zhuhai Hanny for a consideration of HK$150,000,000. The remaining consideration of HK$19,492,000 was unsettled as at 31 March 2004.

(b) The Group disposed of certain subsidiaries of HK$201,987,000 of which HK$124,387,000 was set off by other payables of the same amount under a deed of assignment entered into between the Group and a relevant party. The remaining amount of HK$77,600,000 was satisfied by another payable of the same amount.

(c) The Group acquired trademark licences for a consideration of HK$190,000,000 which was partly satisfied by short-term loans receivable and other receivables of HK$40,699,000 and HK$81,871,000, respectively under various deeds of novation and agreements entered into between the Group and relevant parties, and was partly satisfied by cash of HK$20,000,000. The remaining consideration of HK$47,430,000 was unsettled as at 31 March 2004.

(d) The Group restructured certain of its short-term loans receivable of HK$42,165,000 and other receivables of HK$19,360,000 satisfied by the amount of other loans of HK$43,275,000 and other payables of HK$18,250,000, respectively under various deeds of novation entered into between the Group and relevant parties.

(e) The repayment of other receivables of HK$38,710,000 was satisfied by the other loans of HK$23,543,000 and interest payables of HK$15,167,000 under an agreement between the Group and relevant parties.

(f) The repayment of a short-term loan receivable of HK$22,866,000, an interest receivable of HK$1,290,000 and settlement of a payable of HK$24,000 was satisfied by a consideration for an acquisition of an investment of HK$24,180,000.

(g) Increase in the loan from an associate of HK$19,024,000 as a result of the acquisition of an associate and was subsequently set off by a short-term loan receivable of the same amount under a deed of novation signed by the Group and a relevant party.

(h) The Group disposed of certain amount of other asset for a consideration of HK$16,000,000 which was satisfied by a short-term loan receivable of the same amount under a deed of novation signed by the Group and a relevant party.

## 43. MAJOR NON-CASH TRANSACTIONS *(Cont'd)*

For the year ended 31 March 2005, the major non-cash transactions were as follows:

(a) The Group restructured certain of its other payables of HK$15,000,000 satisfied by the same amount of other receivables under a deed of assignment entered into between the Group and the relevant parties.

(b) The repayment of a short-term loan receivable of HK$2,057,000 was satisfied by the same amount of investment in securities.

(c) The Group had disposed of an investment in securities for a consideration of HK$6,000,000 which was satisfied by cash of HK$1,500,000 and by setting off through an amount due from an associate of the Group for the remaining balance of HK$4,500,000.

For the nine months ended 31 December 2005, the major non-cash transactions were as follows:

(a) The repayments of a short-term loan receivable and an other receivable of HK$25,590,000 and HK$5,770,000, respectively, from a related company were satisfied by the same amount of an investment held for trading.

(b) The repayment of other receivables of HK$169,647,000 was satisfied by short-term loan receivables and a short-term loan receivable from a related company of HK$118,800,000 and HK$50,847,000, respectively.

(c) The repayment of a short-term loan receivable from a related company of HK$12,479,000 was satisfied by the same amount of a short-term loan receivable.

## 44. CONTINGENT LIABILITIES

| | | As at 31 March | | As at 31 December |
|---|---|---|---|---|
| | **2003** | **2004** | **2005** | **2005** |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Amounts utilized in respect of guarantees given to banks and other financial institutions for facilities granted to outsiders | 11,674 | – | – | – |

The Group is involved in two patent infringement lawsuits in the USA. The damages claim arising from the lawsuits range from approximately US$285,000 (equivalent to HK$2,213,000) to US$855,000 (equivalent to HK$6,639,000) for the years ended 31 March 2004 and 2005. As the outcome of the lawsuits is not certain, the Group has made a provision of US$302,000 and US$302,000 (equivalent to HK$2,345,000) for these cases at 31 March 2004 and 2005 respectively to cover the possible damages as estimated by the Directors.

The Group has no contingent liabilities as at 31 December 2005.

## 44. CONTINGENT LIABILITIES *(Cont'd)*

The following contingent liabilities arise from interests in associates:

| | As at 31 March | | | As at 31 December |
|---|---|---|---|---|
| | **2003** | **2004** | **2005** | **2005** |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Share of contingent liabilities of associates arising from guarantees given to banks in respect of bank facilities utilised by: | | | | |
| – investees | – | 9,758 | 4,551 | 2,349 |
| – third parties | 238,692 | 449 | 175 | – |
| Other guarantees issued to | | | | |
| – investees | – | 236 | 9,037 | – |
| – third parties | 16,567 | 14,210 | – | 9,037 |
| | 255,259 | 24,653 | 13,763 | 11,386 |

The above amounts represented share of contingent liabilities from interests in associates which was based on the published information of those associates as at 31 December 2002, 2003, 2004 and 2005.

## 45. OPERATING LEASE COMMITMENTS

**The Group as lessee**

| | As at 31 March | | | As at 31 December |
|---|---|---|---|---|
| | **2003** | **2004** | **2005** | **2005** |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Minimum lease payments paid under operating leases during the year: | | | | |
| Land and buildings | 24,209 | 27,134 | 30,585 | 19,797 |
| Property, plant and equipment | 2,959 | 8,615 | 23,267 | 17,232 |
| | 27,168 | 35,749 | 53,852 | 37,029 |

## 45. OPERATING LEASE COMMITMENTS *(Cont'd)*

At the respective balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

| | As at 31 March 2003 | | As at 31 March 2004 | | As at 31 March 2005 | | As at 31 December 2005 | |
|---|---|---|---|---|---|---|---|---|
| | Land and buildings | Property, plant and equipment | Land and buildings | Property, plant and equipment | Land and buildings | Property, plant and equipment | Land and buildings | Property, plant and equipment |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Operating leases which expire: | | | | | | | | |
| Within one year | 19,403 | 2,594 | 25,096 | 22,678 | 23,008 | 23,121 | 15,532 | 22,314 |
| In the second to fifth year inclusive | 50,733 | 3,018 | 79,900 | 41,721 | 75,368 | 19,521 | 44,966 | 6,682 |
| Over five years | 34,437 | - | 53,162 | 705 | 46,519 | - | 73,147 | - |
| | 104,573 | 5,612 | 158,158 | 65,104 | 144,895 | 42,642 | 133,645 | 28,996 |

Leases are negotiated for a range of one to ten years and rentals are fixed over the terms of the leases.

**The Group as lessor**

| | As at 31 March | | | As at 31 December |
|---|---|---|---|---|
| | **2003** | **2004** | **2005** | **2005** |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Rental income earned under operating leases during the year: | | | | |
| Land and buildings | 4,754 | 6,568 | 7,426 | 4,916 |
| Property, plant and equipment | – | 5,000 | 20,246 | 15,183 |
| | 4,754 | 11,568 | 27,672 | 20,099 |

## 45. OPERATING LEASE COMMITMENTS *(Cont'd)*

At the respective balance sheet date, the Group had contracted with tenants for the following future minimum lease payments:

| | As at 31 March 2003 | | As at 31 March 2004 | | As at 31 March 2005 | | As at 31 December 2005 | |
|---|---|---|---|---|---|---|---|---|
| | Land and buildings | Property, plant and equipment | Land and buildings | Property, plant and equipment | Land and buildings | Property, plant and equipment | Land and buildings | Property, plant and equipment |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Operating leases which expire: | | | | | | | | |
| Within one year | 2,662 | - | 4,747 | 20,000 | 6,738 | 20,000 | 2,244 | 20,000 |
| In the second to fifth year inclusive | 9,780 | - | 18,109 | 35,000 | 24,594 | 15,000 | 8,605 | - |
| Over five years | 12,057 | - | 13,914 | - | 14,426 | - | 30,814 | - |
| | 24,499 | - | 36,770 | 55,000 | 45,758 | 35,000 | 41,663 | 20,000 |

The Group has committed tenants with lease term for a range of one to ten years.

## 46. SHARE OPTION SCHEME

The Company's share option scheme was adopted on 21 August 2001 (the "2001 Share Option Scheme") for the primary purpose of providing incentives to the employees of the Group. Under the 2001 Share Option Scheme, the board of directors of the Company may grant options to eligible employees including the directors (but excluding independent non-executive directors) of the Company and the directors of any of the subsidiaries of the Company to subscribe for shares in the Company.

Pursuant to a resolution passed at a special general meeting of the Company on 17 March 2003, the Company has terminated the 2001 Share Option Scheme and adopted a new share option scheme (the "2003 Share Option Scheme"). Under the 2003 Share Option Scheme, the board of directors of the Company may grant options to directors and employees of the Group and any advisors, consultants, distributors, contractors, suppliers, agents, customers, business partners, joint venture business partners, promoters and service providers of any members of the Group who the board of directors considers have contributed or will contribute or can contribute to the Group. The purpose of the 2003 Share Option Scheme is to provide participants with the opportunity to acquire proprietary interests in the Group and to encourage participants to work towards enhancing the value of the Group and its shares for the benefits of the Group and its shareholders as a whole.

Subject to the condition that the total number of shares which may be issued upon the exercise of all outstanding options granted and to be exercised under the 2003 Share Option Scheme and any other schemes of the Company must not exceed 30% of the shares of the Company in issue from time to time, the total number of shares in respect of which options may be granted under the 2003 Share Option Scheme, when aggregated with any shares subject to any other schemes, is not permitted to exceed 10% of the shares of the Company in issue on the date of approval and adoption of the 2003 Share Option Scheme.

## 46. SHARE OPTION SCHEME *(Cont'd)*

Under the 2003 Share Option Scheme, the options which may be granted to any individual in any one year are not permitted to exceed 1% of the shares of the Company in issue, without prior approval from the Company's shareholders. Options granted to substantial shareholders or independent non-executive directors in excess of 0.1% of the Company's share capital or with a value in excess of HK$5 million must be approved in advance by the Company's shareholders.

The number of shares in respect of which options had been granted and remained outstanding under the 2003 and 2001 Share Option Schemes was 16,000,000, 21,800,000, 21,800,000 and 19,000,000, representing 9.98%, 11.69%, 9.75% and 8.40% of the shares of the Company in issue at 31 March 2003, 2004, 2005 and at 31 December 2005, respectively.

Options granted must be taken up within 28 days from the date of grant, upon payment of HK$1. Options may be exercised at any time from the date on which the option is accepted to the tenth anniversary of the date of grant. The exercise price is determined by the directors of the Company, and will not be less than the higher of the closing price of the Company shares on the date of grant or the average closing price of the shares for the five business days immediately preceding the date of grant or the nominal value of the share of the Company.

The following tables disclose details of the Company's share options held by employees (including directors) of the Company and movements in such holdings during the Relevant Periods:

**2003 Share Option Scheme**

| Date of grant | Exercisable period | Exercise price<br>*HK$* | Number of share options outstanding at 1.4.2004, 31.3.2004 and 31.3.2005 |
|---|---|---|---|
| Directors | | | |
| 23.2.2004 | 23.2.2004 to 22.2.2006 | 3.415 | 6,400,000 |
| Employees | | | |
| 23.2.2004 | 23.2.2004 to 22.2.2006 | 3.415 | 6,400,000 |
| | | | 12,800,000 |

## 46. SHARE OPTION SCHEME *(Cont'd)*

| | | | Number of share options | | | |
|---|---|---|---|---|---|---|
| Date of grant | Exercisable period | Exercise period *HK$* | Outstanding at 1.4.2005 | Transfer during the period *(Note)* | Cancelled/ lapsed during the period | Outstanding at 31.12.2005 |
| Directors | | | | | | |
| 23.2.2004 | 23.2.2004 to 22.2.2006 | 3.415 | 6,400,000 | (1,600,000) | – | 4,800,000 |
| Employees | | | | | | |
| 23.2.2004 | 23.2.2004 to 22.2.2006 | 3.415 | 6,400,000 | 1,600,000 | (2,800,000) | 5,200,000 |
| | | | 12,800,000 | – | (2,800,000) | 10,000,000 |

*Note:*

A director retired on 1 September 2005 and accordingly the option entitled by that director was transferred to the category under "Employees".

### 2001 Share Option Scheme

| | | | Number of share options | | |
|---|---|---|---|---|---|
| Date of grant | Exercisable period | Exercise price *HK$* *(note b)* | Outstanding at 1.4.2002 | Adjustment due to consolidation of the Company's shares | Outstanding at 31.3.2003 |
| Directors: *(note a)* | | | | | |
| 31.8.2001 | 31.8.2001 to 30.8.2006 | 2.9888 | 460,000,000 | (448,500,000) | 11,500,000 |
| Employees: | | | | | |
| 31.8.2001 | 31.8.2001 to 30.8.2006 | 2.9888 | 180,000,000 | (175,500,000) | 4,500,000 |
| | | | 640,000,000 | (624,000,000) | 16,000,000 |

*Notes:*

a. An employee who held 70,000,000 share options as at 1 April 2002 has been appointed as a director of the Company during the year ended 31 March 2003.

b. The exercise price of the share options was adjusted from HK$0.07472 to HK$2.9888 after the consolidation of the Company's shares during the year ended 31 March 2003 as set out in note 38.

## 46. SHARE OPTION SCHEME *(Cont'd)*

For the year ended 31 March 2004, total consideration received from the directors and employees for taking up the options granted was HK$13.

For the year ended 31 March 2005, no options were granted to or exercised by the directors or employees.

| Date of grant | Exercisable period | Exercise price | Number of share options: Outstanding at 1.4.2003 | Exercised during the year | Cancelled/ lapsed during the year | Outstanding at 31.3.2004 and 31.3.2005 |
|---|---|---|---|---|---|---|
| | | *HK$* | | | | |
| Directors | | | | | | |
| 31.8.2001 | 31.8.2001 to 30.8.2006 | 2.9888 | 11,500,000 | (1,750,000) | (750,000) | 9,000,000 |
| Employees | | | | | | |
| 31.8.2001 | 31.8.2001 to 30.8.2006 | 2.9888 | 4,500,000 | (3,000,000) | (1,500,000) | – |
| | | | 16,000,000 | (4,750,000) | (2,250,000) | 9,000,000 |

The share options were exercised on 15 January 2004. The closing price of the Company's share immediately before the date on which the share options were exercised was HK$2.80.

| Date of grant | Exercisable period | Exercise price | Number of share options: Outstanding at 1.4.2005 | Transfer | Outstanding at 31.12.2005 |
|---|---|---|---|---|---|
| | | *HK$* | | *(Note)* | |
| Directors | | | | | |
| 31.8.2001 | 31.8.2001 to 30.8.2006 | 2.9888 | 9,000,000 | (1,750,000) | 7,250,000 |
| Employees | | | | | |
| 31.8.2001 | 31.8.2001 to 30.8.2006 | 2.9888 | – | 1,750,000 | 1,750,000 |
| | | | 9,000,000 | – | 9,000,000 |

*Note:*

A director retired on 1 September 2005 and accordingly the option entitled by that director was transferred to the category under "Employees".

## 47. RETIREMENT BENEFITS SCHEMES

The Group operates a Mandatory Provident Fund ("MPF") scheme for qualifying employees of the Company and its subsidiaries in Hong Kong. The assets of the MPF scheme are held separately from those of the Group, in funds under the control of trustees. The Group contributes 5% of relevant payroll costs to the scheme, which contribution is matched by employees.

The Group also operates various retirement benefit schemes for qualifying employees of its overseas subsidiaries, including subsidiaries in the United Kingdom, the USA and Singapore. The assets of the retirement benefit schemes are held separately from those of the Group, in funds under control of trustees. The Group contributes 4% to 10% of the relevant payroll costs to the schemes, which contribution is matched by employees.

The Group's employees who are employed by subsidiaries in the PRC are members of the state-managed retirement benefit scheme operated by the PRC government. These subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions.

## 48. PLEDGE OF ASSETS

At the respective balance sheet dates, the following assets were pledged by the Group and the Company to secure banking and other financing facilities:

| | As at 31 March | | | As at 31 December |
|---|---|---|---|---|
| | **2003** | **2004** | **2005** | **2005** |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Trade and other receivables | 174,431 | 217,420 | 105,494 | 286,173 |
| Listed securities of associates | 59,148 | 75,199 | 88,467 | 265,790 |
| Inventories | 39,162 | 93,180 | – | 153,253 |
| Land and buildings | 30,818 | 12,392 | 13,378 | 12,351 |
| Investments in securities | 944 | 813 | 12,816 | – |
| Available-for-sale investments | – | – | – | 521,808 |
| Investments held for trading | – | – | – | 129,241 |
| Bank deposits | 19,226 | – | 20,014 | 20,591 |
| | 323,729 | 399,004 | 240,169 | 1,389,207 |

## 49. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

During the Relevant Periods and nine months ended 31 December 2004, the Group had significant transactions with the following related parties, together with balances with them at the respective balance sheet dates, details of which are as follows:

| | Year ended 31 March | | | Nine months ended 31 December | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2004 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* (Unaudited) | *HK$'000* |
| Substantial shareholder and its associates: | | | | | |
| Loan receivables of the Group at end of the year/period *(note a)* | 67,997 | 167,365 | 224,233 | 172,843 | 186,019 |
| Amount due from the Group at the end of the year/period *(note a)* | 3,796 | – | – | – | – |
| Loan payables of the Group at end of the year/period *(note a)* | 165,000 | 149,333 | 149,333 | 149,333 | 321,225 |
| Loans advanced by (repaid to) the Group during the year/ period *(note a)* | 224,875 | 140,541 | 56,868 | (5,479) | (38,213) |
| Amount due to the Group at the end of the year/period *(note a)* | 3,339 | – | – | – | – |
| Interest received and receivable by the Group *(note a)* | 4,789 | 3,015 | 12,066 | 8,587 | 17,822 |
| Interest paid and payable by the Group *(note a)* | 9,857 | 12,263 | 10,490 | 7,901 | 19,871 |
| Disposal of a subsidiary *(note c)* | – | – | 238 | – | – |
| Management fee income *(note c)* | 5,256 | 1,182 | – | – | – |
| Acquisition of property, plant and equipment *(note c)* | 3,000 | 13 | – | – | – |
| Loans advanced to (repaid by) the Group during the year/ period *(note a)* | 172,000 | (15,667) | – | – | (88,108) |
| Parking fee income *(note b)* | – | 101 | 68 | – | – |
| Rent paid and payable by the Group *(note b)* | 1,023 | 1,283 | 1,298 | 958 | 1,836 |
| Associates: | | | | | |
| Rental paid and payable by the Group *(note b)* | 2,524 | 1,347 | 1,353 | 1,016 | 653 |
| Interest received and receivable by the Group *(note a)* | 639 | 1,507 | 94 | 70 | 85 |
| Management fee income *(note c)* | 9,336 | 6,677 | 3,608 | 2,704 | 2,409 |
| Loans advanced by (repaid to) the Group during the year/ period (note a) | 6,400 | (41,173) | – | – | – |
| Purchase of finished goods *(note b)* | 76,894 | – | – | – | – |
| Sales of finished goods *(note b)* | 3,566 | – | – | – | 142 |
| Rent received and receivable by the Group *(note b)* | 405 | 232 | 232 | 162 | 162 |

## 49. TRANSACTIONS AND BALANCES WITH RELATED PARTIES *(Cont'd)*

Details of balances with associates at the respective balance sheet date are set out in note 22.

*Notes:*

a. The loans advanced to/by and the balances due by/to the Group are unsecured, bear interest at prevailing market rates and repayable in accordance with the respective loan agreements, if any.

b. The transactions were carried out at terms by reference to market prices of similar transactions.

c. The transactions were determined based on terms mutually agreed by the parties concerned.

In addition, certain banking and other facilities of the Group were secured by personal guarantee from a director of the Company, to the extent of HK$6,306,000, HK$6,441,000, HK$6,681,000 and HK$404,103,000 at 31 March 2003, 2004, 2005 and 31 December 2005 respectively.

Save as disclosed above, there were no other significant transactions with related parties during the Relevant Periods and the nine months ended 31 December 2004 or no significant balances with them at the respective balance sheet dates.

## 50. SUBSEQUENT EVENTS

(a) On 19 January 2006, the Vendor has entered into the Agreement with the Purchaser, to dispose of interest in certain subsidiaries and the trademark licenses for an aggregate consideration which comprises: (1) an initial consideration of US$330,000,000 (equivalent to approximately HK$2,562,450,000), (2) plus the amount, if any, by which the amount of the Completion Date Net Current Asset Amount (as defined in the Circular) exceeds US$87,000,000 (equivalent to approximately HK$675,555,000) or minus the amount, if any, by which the amount of the Completion Date Net Current Asset Amount falls short of US$87,000,000 (equivalent to approximately HK$675,555,000); and (3) plus the Earnout Amount which is to be determined by reference to the earnings before interest, tax, depreciation and amortization of the electronic data storage business of the Vendor and the Disposed Companies to be disposed of by the Vendor and calculated on an agreed basis set out in the Agreement for each of the twelve-month periods ending on 31 March 2007, 31 March 2008 and 31 March 2009. The Earnout Amount shall have a cumulative minimum of US$5,000,000 (equivalent to approximately HK$38,825,000) and a cumulative maximum of US$45,000,000 (equivalent to approximately HK$349,425,000). In the event that the Purchaser transfers control of the Business at any time prior to 1 April 2009, the Purchaser will pay the Vendor an amount equal to whatever would be required to bring the aggregate amount of earnout payments to US$45,000,000 (equivalent to approximately HK$349,425,000).

   (i) Included in the net book value of intangible assets of the Group are the "Memorex" trademark licences and other intangible assets relating to the Business amounting to HK$337,873,000, HK$244,352,000, HK$236,716,000 and HK$236,111,000 at 31 March 2003, 2004 and 2005 and 31 December 2005, respectively.

## 50. SUBSEQUENT EVENTS *(Cont'd)*

(ii) Included in the consolidated balance sheet of the Group are the assets and liabilities attributable to the Disposed Companies as at respective balance sheet dates which are presented on a combined basis after elimination of intra-entities balances:

| | As at 31 March | | | As at 31 December |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| NON-CURRENT ASSETS | | | | |
| Property, plant and equipment | 23,938 | 25,661 | 25,926 | 31,258 |
| Intangible assets | 40,305 | 47,154 | 45,934 | 45,003 |
| Deferred tax assets | 13,298 | 34,281 | 18,026 | 45,440 |
| | 77,541 | 107,096 | 89,886 | 121,701 |
| CURRENT ASSETS | | | | |
| Inventories | 484,710 | 844,329 | 568,876 | 868,868 |
| Trade and other receivables | 403,005 | 695,874 | 584,300 | 963,716 |
| Tax recoverable | 3,424 | – | 17,513 | 5,047 |
| Bank balances and cash | 62,367 | 17,841 | 159,165 | 17,468 |
| Pledged bank deposit | 19,226 | – | – | – |
| | 972,732 | 1,558,044 | 1,329,854 | 1,855,099 |
| CURRENT LIABILITIES | | | | |
| Trade and other payables | 463,518 | 1,014,792 | 898,134 | 1,024,761 |
| Tax payable | – | 1,829 | 11,789 | 23,876 |
| Borrowings – due within one year | 89,505 | 151,418 | – | 292,902 |
| Obligations under finance leases – due within one year | 1,113 | 1,068 | 462 | – |
| Bank overdrafts | – | – | 28,362 | – |
| | 554,136 | 1,169,107 | 938,747 | 1,341,539 |
| NET CURRENT ASSETS | 418,596 | 388,937 | 391,107 | 513,560 |
| TOTAL ASSETS LESS CURRENT LIABILITIES | 496,137 | 496,033 | 480,993 | 635,261 |

### 50. SUBSEQUENT EVENTS *(Cont'd)*

| | As at 31 March | | | As at 31 December |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| NON-CURRENT LIABILITIES | | | | |
| Obligations under finance leases and hire purchase contracts – due after one year | 1,557 | 462 | – | – |
| Amounts due to fellow subsidiaries | 188,114 | 7,147 | 185 | 140,731 |
| Amounts due to related companies | 1,182 | 581 | 32 | – |
| | 190,853 | 8,190 | 217 | 140,731 |
| TOTAL ASSETS AND LIABILITIES | 305,284 | 487,843 | 480,776 | 494,530 |

(iii) Included in the consolidated income statement of the Group are the results attributable to the Disposed Companies during the Relevant Periods and for the nine months ended 31 December 2004 which are presented on a combined basis after elimination of intra-entities transactions:

| | Year ended 31 March | | | Nine months ended 31 December | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2004 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* (Unaudited) | *HK$'000* |
| Revenue | 2,883,912 | 3,617,542 | 3,851,959 | 2,856,940 | 3,172,533 |
| Cost of sales | (1,977,695) | (2,614,755) | (2,690,494) | (2,022,707) | (2,252,703) |
| Gross profit | 906,217 | 1,002,787 | 1,161,465 | 834,233 | 919,830 |
| Other operating income | 41,462 | 72,697 | 20,320 | 15,069 | 8,420 |
| Distribution and selling expenses | (674,758) | (679,804) | (756,765) | (561,433) | (682,977) |
| Administrative expenses | (115,972) | (145,498) | (160,283) | (107,646) | (115,854) |
| Other operating expenses | (89,329) | (13,549) | (212,185) | (149,280) | (76,388) |
| Finance costs | (3,816) | (5,262) | (3,043) | (2,956) | (8,692) |
| Profit before income tax | 63,804 | 231,371 | 49,509 | 27,987 | 44,339 |
| Income tax expense | (6,264) | (27,388) | (50,583) | (45,132) | (35,811) |
| Profit (loss) for the year/period | 57,540 | 203,983 | (1,074) | (17,145) | 8,528 |

## 50. SUBSEQUENT EVENTS *(Cont'd)*

(iv) Included in the consolidated cash flow statement of the Group are the cash flows attributable to the Disposed Companies during the Relevant Periods and for the nine months ended 31 December 2004 which are presented on a combined basis after elimination of intra-entities transactions:

| | Year ended 31 March | | | Nine months ended 31 December | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2004 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* (Unaudited) | *HK$'000* |
| OPERATING ACTIVITIES | | | | | |
| Profit before income tax | 63,804 | 231,371 | 49,509 | 27,987 | 44,339 |
| Adjustments for: | | | | | |
| Interest income | (9,348) | (12,023) | (9,683) | (7,221) | (2,601) |
| Interest expense and finance charges | 3,816 | 5,262 | 3,043 | 2,956 | 8,692 |
| Amortization of intangible assets | – | 1,228 | 1,228 | 921 | 920 |
| Allowance for slow moving and obsolete inventories | 18,020 | 24,512 | 24,528 | (2,857) | 19,449 |
| Depreciation and amortization of property, plant and equipment | 12,465 | 13,252 | 11,623 | 8,942 | 7,437 |
| Loss on disposal of property, plant and equipment | 717 | 819 | 693 | (30) | 104 |
| Operating cash flows before movements in working capital | 89,474 | 264,421 | 80,941 | 30,698 | 78,340 |
| (Increase) decrease in inventories | (62,617) | (358,732) | 248,638 | 308,360 | (320,473) |
| (Increase) decrease in trade and other receivables | (339) | (304,818) | 97,521 | (108,517) | (391,553) |
| (Increase) decrease in amounts due from fellow subsidiaries | (199,878) | (11,778) | 20,730 | (36,976) | 66,205 |
| (Decrease) increase in trade and other payables | (107,274) | 507,811 | (121,438) | (172,552) | 128,066 |
| Increase (decrease) in amounts due to fellow subsidiaries | 257,579 | (156,319) | (3,528) | 150,221 | 91,183 |
| Increase (decrease) in amounts due to related companies | 1,182 | (643) | (600) | – | (31) |

## 50. SUBSEQUENT EVENTS *(Cont'd)*

| | Year ended 31 March | | | Nine months ended 31 December | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2004 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| | | | | (Unaudited) | |
| Cash generated (used in) from operations | (21,873) | (60,058) | 322,264 | 171,234 | (348,263) |
| Interest and finance charges paid | (3,816) | (5,262) | (3,043) | (2,956) | (8,692) |
| Interest received | 501 | 809 | 412 | 227 | 875 |
| Tax paid | (19,977) | (41,263) | (41,370) | (27,202) | (37,683) |
| NET CASH (USED IN) FROM OPERATING ACTIVITIES | (45,165) | (105,774) | 278,263 | 141,303 | (393,763) |
| INVESTING ACTIVITIES | | | | | |
| Proceeds from disposal of property, plant and equipment | 175 | 543 | 285 | 462 | 117 |
| Purchase of property, plant and equipment | (12,001) | (15,651) | (13,586) | (7,351) | (13,069) |
| Purchase of intangible assets | – | (8,065) | – | – | – |
| NET CASH USED IN INVESTING ACTIVITIES | (11,826) | (23,173) | (13,301) | (6,889) | (12,952) |
| FINANCING ACTIVITIES | | | | | |
| Bank loans raised | 400,046 | 423,969 | 700,528 | 677,203 | 591,624 |
| Repayments of bank loans | (318,325) | (361,849) | (852,140) | (789,940) | (298,722) |
| Repayments of obligations under finance leases | (437) | (1,137) | (1,069) | (796) | (462) |
| (Increase) decrease in pledged bank deposits | (19,226) | 19,226 | – | – | – |

## 50. SUBSEQUENT EVENTS *(Cont'd)*

| | Year ended 31 March | | | Nine months ended 31 December | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2004 | 2005 |
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| | | | | (Unaudited) | |
| NET CASH FROM (USED IN) FINANCING ACTIVITIES | 62,058 | 80,209 | (152,681) | (113,533) | 292,440 |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | 5,067 | (48,738) | 112,281 | 20,881 | (114,275) |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR/PERIOD | 53,927 | 62,367 | 17,841 | 17,841 | 130,803 |
| EFFECT OF FOREIGN EXCHANGE RATE CHANGES | 3,373 | 4,212 | 681 | 558 | 940 |
| CASH AND CASH EQUIVALENTS AT END OF THE YEAR/PERIOD | 62,367 | 17,841 | 130,803 | 39,280 | 17,468 |
| ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS | | | | | |
| Bank balances and cash | 62,367 | 17,841 | 159,165 | 39,280 | 17,468 |
| Bank overdrafts | – | – | (28,362) | – | – |
| | 62,367 | 17,841 | 130,803 | 39,280 | 17,468 |

(v) According to the Agreement, the Vendor will cause each of the Disposed Companies to repay and discharge in full, if any and all intercompany balances and related company balances prior to the closing date as defined in the Circular.

(b) On March 9, 2006, the Group has entered into an agreement with Asset Manage Limited ("AML"), which is a wholly-owned subsidiary of Capital Strategic Investment Limited ("CSIL"), in which a substantial shareholder of the Company has 8.18% interest in CSIL, to purchase the entire issued share capital of Rapid Growth Profits Limited ("Rapid Growth") and all amounts due from Island Town Limited to AML at consideration of approximately HK$39 million. Rapid Growth is a company incorporated in the BVI and holds investment properties in Hong Kong.

## II. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements of the Group or any of its subsidiaries have been prepared in respect of any period subsequent to 31 December 2005.

**Deloitte Touche Tohmatsu**
*Certified Public Accountants*

Hong Kong

## 2. STATEMENT OF INDEBTEDNESS

### Borrowings

At the close of business on 28 February 2006, being the latest practicable date for this statement of indebtedness prior to the printing of this circular, the Group had outstanding borrowings of approximately HK$873,605,000 comprising secured borrowings of approximately HK$511,585,000 and unsecured borrowings of approximately HK$362,020,000. The secured borrowings of approximately HK$511,585,000 included bank borrowings of approximately HK$271,720,000, other borrowings of approximately HK$200,000,000, trust receipt loans of approximately HK$15,771,000, share margin financing loans of approximately HK$4,884,000 and bank overdrafts of approximately HK$19,210,000. The unsecured borrowings of approximately HK$362,020,000 included unsecured bank borrowings of approximately HK$60,000, unsecured other borrowings of approximately HK$323,046,000, unsecured trust receipt loans of approximately HK$26,266,000, unsecured bills payable of approximately HK$253,000, and unsecured bank overdrafts of approximately HK$12,395,000.

### Pledge of assets and guarantees

At the close of business on 28 February 2006, the secured borrowings are secured by certain of the Group's assets of approximately HK$1,315,312,000.

At the close of business on 28 February 2006, the Group's banking and other facilities were also secured by personal guarantees given by a Director, corporate guarantee from the Company and joint guarantee by a Director and the Company amounting to approximately HK$400,000,000, HK$98,473,000, and HK$4,274,000 respectively.

### Debt securities

At the close of business on 28 February 2006, the Group had no debt securities.

### Contingent liabilities

At the close of business on 28 February 2006, the Group had no contingent liabilities.

Save as aforesaid and apart from intra-group liabilities, the Group did not have outstanding at the close of business on 28 February 2006 any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptable credits, debentures, mortgages, charges, finance lease commitments, guarantees or other material contingent liabilities.

## 3. WORKING CAPITAL

Taking into account the Remaining Group's internal resources, the estimated net proceeds from the Disposal and presently available banking and other facilities and in the absence of unforeseen circumstances, the Directors are of the opinion that the Remaining Group will have sufficient working capital to meet its present requirement for the next 12 months from the date of this circular.

## 4. MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2005 (being the date to which the latest published audited accounts of the Company were made up) up to and including the Latest Practicable Date.

## 1. UNAUDITED PRO FORMA ASSETS AND LIABILITIES STATEMENT OF THE REMAINING GROUP UPON COMPLETION OF DISPOSAL

### (A) Introduction

The unaudited pro forma assets and liabilities statement of the Remaining Group has been prepared to illustrate the effect of the Disposal.

The unaudited pro forma assets and liabilities statement of the Remaining Group has been prepared in accordance with Rule 4.29 of the Listing Rules for the purpose of illustrating the effect of the Disposal as if the Disposal took place on 31 December 2005.

The unaudited pro forma assets and liabilities statement of the Remaining Group is based upon the audited consolidated balance sheet of the Group as at 31 December 2005, which has been extracted from the audited consolidated financial statements of the Group for the nine months ended 31 December 2005 set out in Appendix I to this circular, after making pro forma adjustments relating to the Disposal that are (i) directly attributable to the transaction; and (ii) factually supportable.

The unaudited pro forma assets and liabilities statement of the Remaining Group is based on a number of assumptions, estimates and uncertainties. Accordingly, the accompanying unaudited pro forma assets and liabilities statement of the Remaining Group does not purport to describe the actual financial position of the Remaining Group that would have been attained had the Disposal been completed on 31 December 2005. The unaudited pro forma assets and liabilities statement of the Remaining Group does not purport to predict the future financial position of the Remaining Group.

The unaudited pro forma assets and liabilities statement of the Remaining Group should be read in conjunction with the historical information of the Group as set out in the audited consolidated financial statements of the Group for the nine months ended 31 December 2005 set out in Appendix I to this circular and other financial information included elsewhere in this circular.

The statement has been prepared by the Directors for illustrative purposes only and because of its nature, it may not give a true picture of financial position of the Remaining Group following completion of the Disposal.

## (B) Unaudited pro forma assets and liabilities statement

| | The Group as at 31 December 2005 *HK$'000* | Pro forma adjustments *HK$'000* *Note 1* | Pro forma adjustments *HK$'000* *Note 2* | Subtotal *HK$'000* | Pro forma Remaining Group *HK$'000* |
|---|---|---|---|---|---|
| **Non-current Assets** | | | | | |
| Property, plant and equipment | 72,996 | (31,258) | | (31,258) | 41,738 |
| Intangible assets | 236,734 | (236,111) | | (236,111) | 623 |
| Interests in associates | 637,783 | | | – | 637,783 |
| Available-for-sale investments | 678,399 | | | – | 678,399 |
| Deposits for acquisition of long-term investments | 190,175 | | | – | 190,175 |
| Deferred tax assets | 45,440 | (45,440) | | (45,440) | – |
| Receivable due from the Purchaser | – | 195,441 | | 195,441 | 195,441 |
| | 1,861,527 | | | (117,368) | 1,744,159 |
| **Current Assets** | | | | | |
| Inventories | 875,836 | (868,868) | | (868,868) | 6,968 |
| Trade and other receivables | 1,067,761 | (963,716) | | (963,716) | 104,045 |
| Investments held for trading | 128,894 | | | – | 128,894 |
| Short-term loan receivables | 171,979 | | | – | 171,979 |
| Short-term loan receivables from related companies | 186,019 | | | – | 186,019 |
| Margin loan receivables | 24,682 | | | – | 24,682 |
| Amounts due from associates | 5,260 | | | – | 5,260 |
| Tax recoverable | 5,047 | (5,047) | | (5,047) | – |
| Pledged bank deposit | 20,591 | | | – | 20,591 |
| Bank balances and cash | 21,416 | 2,101,786 | | 2,101,786 | 2,123,202 |
| | 2,507,485 | | | 264,155 | 2,771,640 |
| **Current Liabilities** | | | | | |
| Trade and other payables | (1,299,327) | 1,024,761 | | 1,024,761 | (274,566) |
| Margin loans payables | (152) | | | – | (152) |
| Dividend payable | (9,046) | | | – | (9,046) |
| Amount due to an associate | (2,026) | | | – | (2,026) |
| Tax payable | (59,765) | 23,876 | | 23,876 | (35,889) |
| Payables due to the Remaining Group | – | 140,148 | (140,148) | – | – |
| Borrowings – due within one year | (886,692) | 292,902 | | 292,902 | (593,790) |
| Bank overdrafts | (26,663) | | | – | (26,663) |
| | (2,283,671) | | | 1,341,539 | (942,132) |
| Net Current Assets | 223,814 | | | 1,605,694 | 1,829,508 |
| Total Assets Less Current Liabilities | 2,085,341 | | | 1,488,326 | 3,573,667 |
| **Non-current Liabilities** | | | | | |
| Borrowings - due after one year | (7,258) | | | – | (7,258) |
| Deferred tax liabilities | (201) | | | – | (201) |
| | (7,459) | | | – | (7,459) |
| Total Assets and Liabilities | 2,077,882 | | | 1,488,326 | 3,566,208 |

| | The Group as at 31 December 2005 | Pro forma adjustments | Pro forma adjustments | Subtotal | Pro forma Remaining Group |
|---|---|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| | | *Note 1* | *Note 2* | | |
| **Capital and Reserves** | | | | | |
| Share capital | 2,261 | | | – | 2,261 |
| Reserves | 1,673,972 | 670,169 | (63,350) | 606,819 | 2,280,791 |
| Equity attributable to equity holders of the parent | 1,676,233 | | | 606,819 | 2,283,052 |
| Minority interests | 401,649 | 958,305 | (76,798) | 881,507 | 1,283,156 |
| Total Equity | 2,077,882 | | | 1,488,326 | 3,566,208 |

*Notes:*

1. The adjustment reflects the gain on the Disposal of HK$673,054,000 shared by the Remaining Group which is calculated based on:

   (i) the assets and liabilities of HK$683,336,000 attributable to the Disposed Assets as at 31 December 2005 which included;

   (a) bank balances and cash of HK$17,468,000;

   (b) intangible assets of HK$236,111,000 represented by trademark licenses of HK$62,020,000 and other intangible assets of HK$174,091,000;

   (c) other assets and liabilities of HK$432,642,000 to be disposed of under the Disposal;

   (d) release of currency translation reserve of HK$2,885,000;

   (ii) the initial consideration of US$330,000,000 (equivalent to approximately HK$2,560,470,000) after taking into consideration the following:

   (a) minus the estimated expenses to be incurred in connection with the Disposal of approximately HK$108,626,000;

   (b) minus shortfall amount of approximately HK$161,473,000 which represented the amount of the Completion Date Net Current Asset Amount (based on the figures extracted from the financial statements of the Disposed Companies as at 31 December 2005) falling short of US$87,000,000 (equivalent to approximately HK$675,033,000);

   (c) plus the Earnout Amount of US$5,000,000 (equivalent to approximately HK$38,795,000) which represented the minimum Earnout Amount as provided in the Agreement;

   (d) minus the estimated withholding tax of US$1,865,000 (equivalent to approximately HK$14,471,000) withheld by the Purchaser regarding the Disposal;

   (iii) The net consideration of HK$2,314,695,000 calculated in (ii) above will be settled as to US$273,135,000 (equivalent to approximately HK$2,119,254,000) by cash upon Completion and as to HK$195,441,000 by cash after 12 months from 31 December 2005 in accordance with the terms of the Agreement. The aforesaid amount of HK$195,441,000 is calculated based on: (i) the US$41 million (equivalent to approximately HK$318,119,000) to be placed in the escrow accounts by the Purchaser; (ii) deducting the shortfall of approximately HK$161,473,000 arising from the Completion Date Net Current Asset Amount; and (iii) adding the minimum Earnout Amount of US$5 million (equivalent to approximately HK$38,795,000).

   (iv) The proportion of gain shared by the minority shareholders of HK$958,305,000 is based on the shareholding as at 31 December 2005.

2. The adjustments reflect:

   (i) the intragroup amount due to the Remaining Group by the Disposed Companies of HK$140,148,000 to be assigned to the Vendor; and

   (ii) the write-off to the pro forma income statement of the intragroup amount due to the Remaining Group by the Disposed Companies after assignment of HK$140,148,000 to the Vendor, of which HK$76,798,000 was shared by minority shareholders based on the shareholding at 31 December 2005.

3. For illustrative purposes, amounts expressed in US$ for the purpose of the unaudited pro forma assets and liabilities statement of the Remaining Group have been translated into HK$ at the rate of US$1 = HK$7.759.

## 2. UNAUDITED PRO FORMA INCOME STATEMENT AND UNAUDITED PRO FORMA CASH FLOW STATEMENT OF THE REMAINING GROUP UPON COMPLETION OF DISPOSAL

### (A) Introduction

The unaudited pro forma income statement and unaudited pro forma cash flow statement of the Remaining Group have been prepared to illustrate the effect of the Disposal.

The unaudited pro forma income statement and unaudited pro forma cash flow statement of the Remaining Group have been prepared in accordance with Rule 4.29 of the Listing Rules for the purpose of illustrating the effect of the Disposal as if the Disposal had taken place at the beginning of the year ended 31 March 2005.

The unaudited pro forma income statement and unaudited pro forma cash flow statement of the Remaining Group are based upon the audited consolidated income statement and audited consolidated cash flow statement of the Group for the year ended 31 March 2005, which have been extracted from the audited consolidated financial statements of the Group for the year ended 31 March 2005 set out in Appendix I to this circular, after making pro forma adjustments relating to the Disposal that are (i) directly attributable to the transaction; (ii) expected to have a continuing impact on the Remaining Group; and (iii) factually supportable.

The unaudited pro forma income statement and unaudited pro forma cash flow statement of the Remaining Group are based on a number of assumptions, estimates and uncertainties. Accordingly, the accompanying unaudited pro forma income statement and unaudited pro forma cash flow statement of the Remaining Group do not purport to describe the actual results and cash flow of the Remaining Group that would have been attained had the Disposal been completed at the beginning of the year ended 31 March 2005 or to predict the future results and cash flow of the Remaining Group.

The unaudited pro forma income statement and unaudited pro forma cash flow statement of the Remaining Group should be read in conjunction with the audited consolidated financial statements of the Group for the year ended 31 March 2005 set out in Appendix I to this circular and other financial information included elsewhere in this circular.

The statements have been prepared by the Directors for illustrative purposes only and because of their nature, they may not give a true picture of the results and the cash flow of the Remaining Group had the Disposal actually occurred at the beginning of the year ended 31 March 2005 or for any future period.

## (B) Unaudited pro forma income statement

| | The Group for the year ended 31 March 2005 HK$'000 | Pro forma adjustments HK$'000 Note 1 | Pro forma adjustments HK$'000 Note 2 | Pro forma adjustments HK$'000 Note 3 | Pro forma adjustments HK$'000 Note 4 | Subtotal HK$'000 | Pro forma Remaining Group HK$'000 |
|---|---|---|---|---|---|---|---|
| Revenue | 5,676,459 | | (5,415,642) | 40,619 | | (5,375,023) | 301,436 |
| Cost of sales | (4,376,361) | | 4,229,940 | (40,619) | | 4,189,321 | (187,040) |
| Gross profit | 1,300,098 | | | | | (1,185,702) | 114,396 |
| Other operating income | 114,145 | | (21,396) | 12,330 | | (9,066) | 105,079 |
| Distribution and selling expenses | (770,262) | | 757,182 | | | 757,182 | (13,080) |
| Administrative expenses | (294,778) | | 158,918 | (3,157) | | 155,761 | (139,017) |
| Other operating expenses | (29,712) | | | | | - | (29,712) |
| Realization of negative goodwill arising on acquisition of additional interest in an associate | 2,057 | | | | | - | 2,057 |
| Finance costs | (18,198) | | 3,043 | (9,173) | | (6,130) | (24,328) |
| Share of results of associates | (64,909) | | | | | - | (64,909) |
| Impairment loss on goodwill arising on acquisition of an associate | (177,446) | | | | | - | (177,446) |
| Amortization of goodwill arising on acquisition of associates | (28,089) | | | | | - | (28,089) |
| Net (loss) gain on disposal of subsidiaries and associates | (15,747) | 1,519,967 | | | (7,119) | 1,512,848 | 1,497,101 |
| Profit before income tax | 17,159 | | | | | 1,224,893 | 1,242,052 |
| Income tax expense | (117,397) | | 50,583 | | | 50,583 | (66,814) |
| (Loss) profit for the year | (100,238) | | | | | 1,275,476 | 1,175,238 |
| Attributable to: | | | | | | | |
| Equity holders of the parent | (161,862) | 606,766 | (118,310) | | (3,104) | 485,352 | 323,490 |
| Minority interests | 61,624 | 913,201 | (119,062) | | (4,015) | 790,124 | 851,748 |
| | (100,238) | | | | | 1,275,476 | 1,175,238 |
| | HK$ | | | | | | HK$ |
| (Loss) earnings per share | | | | | | | |
| Basic | (0.81) | | | | | Note 5 | 1.63 |
| Diluted | N/A | | | | | Note 5 | 1.56 |

## (C) Unaudited pro forma cash flow statement

| | The Group for the year ended 31 March 2005 *HK$'000* | Pro forma Adjustments *HK$'000* *Note 6* | Pro forma Remaining Group *HK$'000* |
|---|---|---|---|
| OPERATING ACTIVITIES | | | |
| Profit before income tax | 17,159 | 1,224,893 | 1,242,052 |
| Adjustments for: | | | |
| Interest income | (22,651) | 510 | (22,141) |
| Finance costs | 18,198 | 6,130 | 24,328 |
| Share of results of associates | 64,909 | – | 64,909 |
| Realization of negative goodwill arising on acquisition of additional interest in an associate | (2,057) | – | (2,057) |
| Amortization of goodwill arising from acquisition of an associate | 28,089 | – | 28,089 |
| Impairment loss on goodwill arising on acquisition of an associate | 177,446 | – | 177,446 |
| Net gain (loss) on disposal of subsidiaries and associates | 15,747 | (1,512,848) | (1,497,101) |
| Net unrealized holding gain on other investments/held for trading investments | (17,223) | – | (17,223) |
| Reversal of allowance for margin loan receivables | (2,387) | – | (2,387) |
| Realization of negative goodwill arising on acquisition of an associate | (8) | – | (8) |
| Amortization of intangible assets | 51,066 | (1,228) | 49,838 |
| Allowance for slow moving and obsolete inventories | 25,588 | (24,528) | 1,060 |
| Allowance for bad and doubtful debts | 22,269 | – | 22,269 |
| Depreciation and amortization of property, plant and equipment | 19,785 | (11,623) | 8,162 |
| Allowance for loans receivable | 8,338 | – | 8,338 |
| Loss on disposal of property, plant and equipment | 1,098 | (693) | 405 |
| Net loss on disposal of investment securities | 29,712 | – | 29,712 |
| Operating cash flows before movements in working capital | 435,078 | (319,387) | 115,691 |
| Decrease in other asset | 37,085 | – | 37,085 |
| Decrease in inventories | 262,639 | (248,638) | 14,001 |
| (Increase) decrease in trade and other receivables | (36,899) | 1,471,035 | 1,434,136 |
| Decrease in other investments | 13,623 | – | 13,623 |
| Decrease in margin loan receivables | 4,174 | – | 4,174 |
| (Decrease) in trade and other payables | (260,297) | (1,208,069) | (1,468,366) |
| (Decrease) in margin loan payables | (587) | – | (587) |
| (Decrease) in bills payable | (1,295) | – | (1,295) |
| Decrease in amounts due to fellow subsidiaries | – | (20,730) | (20,730) |
| Decrease in amounts due from fellow subsidiaries | – | 3,526 | 3,526 |
| Cash generated from (used in) operations | 453,521 | (322,263) | 131,258 |
| Interest and finance charges paid | (8,369) | 3,043 | (5,326) |
| Overseas tax paid | (43,607) | 41,370 | (2,237) |
| Hong Kong Profits Tax refunded | 386 | – | 386 |
| NET CASH FROM (USED IN) OPERATING ACTIVITIES | 401,931 | (277,850) | 124,081 |

(C) **Unaudited pro forma cash flow statement (Continued)**

| | The Group for the year ended 31 March 2005 *HK$'000* | Pro forma Adjustments *HK$'000* *Note 6* | Pro forma Remaining Group *HK$'000* |
|---|---|---|---|
| INVESTING ACTIVITIES | | | |
| Proceeds from disposal of investment securities | 150,255 | – | 150,255 |
| Amounts repaid by associates | 14,256 | – | 14,256 |
| Repayment of short-term loan receivables from a related company | 32,890 | – | 32,890 |
| Repayment of short-term loan receivables | 29,588 | – | 29,588 |
| Interest received | 18,123 | (412) | 17,711 |
| Disposal of subsidiaries | 7,353 | 2,103,052 | 2,110,405 |
| Dividend received from an associate | 4,668 | – | 4,668 |
| Proceeds from disposal of property, plant and equipment | 1,274 | (285) | 989 |
| Proceeds from disposal of an associate | 10 | – | 10 |
| Acquisition of investment securities | (123,348) | – | (123,348) |
| Increase in short-term loan receivables | (105,755) | – | (105,755) |
| Increase in short-term loan receivables from related companies | (89,758) | – | (89,758) |
| Acquisition of interest in associates | (44,148) | – | (44,148) |
| Acquisition of an additional interest in a subsidiary | (37,320) | – | (37,320) |
| Deposit for acquisition of a long-term investment | (35,000) | – | (35,000) |
| Increase in pledged bank deposit | (20,014) | – | (20,014) |
| Purchase of property, plant and equipment | (14,229) | 13,586 | (643) |
| Acquisition of unlisted debt security | (12,000) | – | (12,000) |
| NET CASH (USED IN) FROM INVESTING ACTIVITIES | (223,155) | 2,115,941 | 1,892,786 |
| FINANCING ACTIVITIES | | | |
| Bank loans raised | 886,161 | (700,528) | 185,633 |
| Proceeds from issue of shares | 118,500 | – | 118,500 |
| Other loans raised | 10,000 | – | 10,000 |
| Repayments of bank loans | (1,010,697) | 852,140 | (158,557) |
| Dividends paid | (10,987) | – | (10,987) |
| Repayments of obligations under finance lease | (1,070) | 1,067 | (3) |
| Repayments to a minority shareholder | (10) | – | (10) |
| NET CASH (USED IN) FROM FINANCING ACTIVITIES | (8,103) | 152,679 | 144,576 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 170,673 | 1,990,770 | 2,161,443 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR | 141,094 | – | 141,094 |
| EFFECT OF FOREIGN EXCHANGE RATE CHANGES | 858 | (680) | 178 |
| CASH AND CASH EQUIVALENTS AT END OF THE YEAR | 312,625 | 1,990,090 | 2,302,715 |
| ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS | | | |
| Bank balances and cash | 359,603 | 1,961,728 | 2,321,331 |
| Bank overdrafts | (46,978) | 28,362 | (18,616) |
| | 312,625 | 1,990,090 | 2,302,715 |

*Notes:*

1. The adjustment reflects the gain on the Disposal of HK$606,766,000 shared by the Remaining Group which is calculated based on:

   (i) the assets and liabilities attributable to the Disposed Assets of HK$671,498,000 as at 1 April 2004 which included:

   (a) bank balances and cash of HK$17,841,000;

   (b) intangible assets of HK$244,353,000 represented by trademark licenses of HK$66,586,000 and other intangible assets of HK$177,767,000;

   (c) other assets and liabilities of HK$420,077,000 to be disposed of under the Disposal; and

   (d) release of currency translation reserve of HK$10,773,000;

   (ii) the initial consideration of US$330,000,000 (equivalent to approximately HK$2,562,450,000) after taking into consideration the following:

   (a) minus the estimated expenses to be incurred in connection with the Disposal of approximately HK$108,710,000;

   (b) minus shortfall amount of approximately HK$286,618,000 which represented the amount of the Completion Date Net Current Asset Amount (based on the figures extracted from the financial statements of the Disposed Companies as at 31 March 2004) falling short of US$87,000,000 (equivalent to approximately HK$675,555,000);

   (c) plus the Earnout Amount of US$5,000,000 (equivalent to approximately HK$38,825,000) which represented the minimum Earnout Amount as provided in the Agreement;

   (d) minus the estimated withholding tax of US$1,865,000 (equivalent to approximately HK$14,482,000) withheld by the Purchaser regarding the Disposal;

   (iii) The net consideration of HK$2,191,465,000 calculated in (ii) above will be settled as to US$273,135,000 (equivalent to approximately HK$2,120,893,000 by cash upon the Completion and as to HK$70,572,000 by cash after 12 months from 1 April 2004 in accordance with the terms of the Agreement. The aforesaid amount of HK$70 572,000 is calculated based on: (a) the US$41 million (equivalent to approximately HK$318,365,000) to be placed in the escrow accounts by the Purchaser; (b) deducting the shortfall of approximately HK$286,618,000 arising from the Completion Date Net Current Asset Amount; and (c) adding the minimum Earnout Amount of US$5 million (equivalent to approximately HK$38,825,000).

   (iv) The proportion of gain shared by the minority shareholders of HK$913,201,000 is based on the shareholding as at 1 April 2004.

2. The adjustment reflects the exclusion of income and expenses attributable to the Disposed Assets for the year ended 31 March 2005 as if the Disposal had been completed on 1 April 2004.

3. The adjustment reflects the effect of reversal of elimination for intragroup transactions between the Disposed Companies and the Remaining Group as if the Disposal had been completed on 1 April 2004.

4. The adjustment reflects the write-off of the intragroup amount due to the Remaining Group by the Disposed Companies of HK$7,119,000, of which HK$4,015,000 was shared by minority shareholders based on the shareholding as at 1 April 2004.

5. The calculation of pro forma basic earnings per Share at 31 March 2005 was based on the pro forma profit attributable to the equity holder of the parent of the Remaining Group of HK$323,490,000 and the weighted average number of Shares in issue for the year ended 31 March 2005 of 198,244,118 Shares.

   The calculation of pro forma diluted earnings per Share at 31 March 2005 was based on the pro forma profit attributable to the equity holder of the parent of the Remaining Group of HK$323,490,000. The weighted average number of Shares in issue during the year ended 31 March 2005 was 198,244,118 Shares and weighted average of 9,000,000 Shares assumed to have been issued at nil consideration on the deemed exercise of all Shares options outstanding under a share option scheme which had a dilutive effect on the basic earnings per Share for the year ended 31 March 2005 as the average market price of the Share is higher than the option price.

6. The adjustments reflect the cash flow of the Disposed Assets for the year ended 31 March 2005 excluded from the Group, the amounts of which were based on the consolidation schedules which were extracted from the audited consolidated financial statements of the Group for the year ended 31 March 2005 with net cash proceeds of HK$2,120,893,000 to be received immediately upon the Completion less bank balances and cash of HK$17,841,000 of the Disposed Assets disposed of.

7. For illustrative purposes, amounts expressed in US$ for the purpose of the unaudited pro forma income statement and unaudited pro forma cash flow statement of the Remaining Group have been translated into HK$ at the rate of US$1 = HK$7.765.

## 3. UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE REMAINING GROUP

The following unaudited pro forma statement of adjusted consolidated net tangible assets attributable to equity holders of the parent of the Remaining Group was prepared based on the consolidated balance sheet of the Group as at 31 December 2005 as set out in Appendix I to this circular with adjustments to reflect the effect of the Disposal as if the Disposal had taken place on 31 December 2005.

This unaudited pro forma statement of adjusted consolidated net tangible assets was prepared for illustrative purpose only and because of its nature, it may not give a true picture of the financial position of the Remaining Group as at the date to which it is made up or at any future date.

| | **As at 31 December 2005 Unaudited** *HK$'000* *(Notes 1 and 3)* | **Pro forma Adjustments** *HK$'000* *(Note 2)* | **Pro Forma Remaining Group** *HK$'000* *(Note 4)* |
|---|---|---|---|
| Net tangible assets | 1,463,970 | 779,480 | 2,243,450 |

*Notes:*

1. The unaudited pro forma consolidated net tangible assets attributable to equity holders of the parent of the Group as at 31 December 2005 is calculated as follows:

| | *HK$'000* |
|---|---|
| Audited consolidated net assets of the Group as at 31 December 2005 | 1,676,233 |
| *Less:* Intangible assets attributable to equity holders of the parent | (173,284) |
| Goodwill included in interests in associates | (38,979) |
| | 1,463,970 |

2. The adjustments include:

| | *HK$'000* |
|---|---|
| Net consideration to be received and receivable for the Disposal | 2,314,695 |
| Disposed Assets attributable to equity holders of the parent as at 31 December 2005 | (512,977) |
| Gain of the Disposal shared by minority shareholders | (958,305) |
| Payables due to the Remaining Group by the Disposed Companies written off, net of share of minority shareholders | (63,350) |
| Reversal of intercompany balance elimination | (583) |
| | 779,480 |

3. Unaudited pro forma adjusted consolidated net tangible assets attributable to the equity holders of the parent of the Group per Share as at 31 December 2005 based on 226,143,697 Shares in issue as at 31 December 2005 — $6.474

4. Unaudited pro forma adjusted consolidated net tangible assets attributable to the equity holders of the parent of the Remaining Group per Share as at 31 December 2005 based on 226,143,697 Shares in issue as at 31 December 2005 — $9.920

## 4. ACCOUNTANTS' REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION TO THE DIRECTORS OF HANNY HOLDINGS LIMITED

*The following is the text of a report received from Deloitte Touche Tohmatsu, for inclusion in this circular, in respect of the unaudited pro forma financial information of the Remaining Group as set out in this appendix:*

**Deloitte.**
**德勤**

德勤・關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

**Deloitte Touche Tohmatsu**
26/F Wing On Centre
111 Connaught Road Central
Hong Kong

We report on the unaudited pro forma financial information of Hanny Holdings Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") set out in Appendix II (the "Unaudited Pro Forma Financial Information") of the circular dated 10 April 2006 (the "Circular") in connection with the very substantial disposal whereby the Group (i) through its non-wholly owned subsidiary, Memorex International Inc. (the "Vendor"), will dispose of the Vendor's entire interest in Hanny Magnetics Europe Limited, Memorex Canada Ltd., Memorex Products Europe Limited, Memorex products S.A.S., Memorex Products GmbH, Memorex Products (Taiwan) Inc. and Memorex Products, Inc. (the "Disposed Companies") and (ii) will dispose of Vendor's trademark license and other assets relating to the trading of computer related product business under the trade name "Memorex", which include the business of design, development, marketing, distribution and sale of hardware, media and accessories used for the storage of electronic data conducted by the Vendor and the Disposed Companies (the "Disposal"), which has been prepared by the directors of the Company (the "Directors"), for illustrative purpose only, to provide information about how the Disposal might have affected the financial information presented.

**Respective responsibilities of directors of the Company and reporting accountants**

It is the responsibility solely of the Directors to prepare the Unaudited Pro Forma Financial Information in accordance with paragraph 29 of Chapter 4 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants.

It is our responsibility to form an opinion, as require by paragraph 29(7) of Chapter 4 of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

**Basis of opinion**

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants. Our work consisted primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the Directors. This engagement did not involve independent examination of any of the underlying financial information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the Directors on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purpose of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

The Unaudited Pro Forma Financial Information is for illustrative purpose only, based on the judgements and assumptions of the Directors, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of:

- the financial position of the Group as at 31 December 2005 or at any future date; and
- the earnings per share, results and cash flows of the Group for the year ended 31 March 2005 or any future period.

**Opinion**

In our opinion:

a) the Unaudited Pro Forma Financial Information has been properly compiled by the Directors on the basis stated;

b) such basis is consistent with the accounting policies of the Group; and

c) the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 29 of Chapter 4 of the Listing Rules.

**Deloitte Touche Tohmatsu**
*Certified Public Accountants*

Hong Kong
10 April 2006

## 1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors jointly and severally accept full responsibility for the accuracy of the information contained herein and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts not contained in the circular, the omission of which would make any statement herein misleading.

## 2. DISCLOSURE OF INTERESTS

### (i) Directors' interests and short positions in the Shares, underlying Shares and debentures of the Company

As at the Latest Practicable Date, the interests and short positions of the Directors in the Shares, underlying Shares and debentures of the Company and its associated corporation (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"); or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, were as follows:

*(a) Interests in the Shares*

| Name of Director | Long position/ Short position | Capacity | Nature of interest | Number of Shares held | Approximate % of the issued share capital of the Company |
|---|---|---|---|---|---|
| Dr. Chan Kwok Keung, Charles | Long position | Beneficial owner | Personal interest | 1,600,000 | 0.67% |
| ("Dr. Chan") *(Notes 1&2)* | Long position | Interest of controlled corporation | Corporate interest | 57,614,948 | 24.28% |
| Dr. Yap, Allan *(Note 3)* | Long position | Beneficial owner | Personal interest | 1,600,000 | 0.67% |
| Mr. Lui Siu Tsuen, Richard | Long position | Beneficial owner | Personal interest | 3,350,000 | 1.41% |

*Notes:*

1. This interest does not include interests in underlying Shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Chan in the Company.

2. Dr. Chan is deemed to have a corporate interest in 57,614,948 Shares by virtue of his interest in Chinaview International Limited ("Chinaview"). This interest was detailed and duplicated with the interests as shown in the paragraph "Interests and short positions of Shareholders discloseable under the SFO" below.

3. This interest does not include interests in underlying Shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Yap, Allan in the Company.

*(b) Interests in equity derivatives (as defined in the SFO) of the Company*

| Name of Director | Long position/ Short position | Capacity | Nature of interest | Exercisable period | Number of share options | Exercise price per Share *HK$* | Approximate % of the issued share capital of the Company |
|---|---|---|---|---|---|---|---|
| Dr. Chan | Long position | Beneficial owner | Personal interest | 8.31.2001 to 8.30.2006 | 4,000,000 | 2.9888 | 1.68% |
| Dr. Yap, Allan | Long position | Beneficial owner | Personal interest | 8.31.2001 to 8.30.2006 | 3,250,000 | 2.9888 | 1.36% |

*(c) Interests in associated corporation (as defined in the SFO) of the Company*

*Interests in PSC Corporation Ltd ("PSC")*

| Name of Director | Long position/ Short position | Capacity | Nature of interest | Exercisable period | Number of share options held in PSC | Exercise price per share *S$* | Approximate % of the issued share capital of PSC |
|---|---|---|---|---|---|---|---|
| Dr. Yap, Allan | Long position | Beneficial owner | Personal interest | 8.20.2004 to 8.19.2013 | 5,000,000 | 0.086 | 0.27% |
| Mr. Lui Siu Tsuen, Richard | Long position | Beneficial owner | Personal interest | 8.20.2004 to 8.19.2013 | 2,000,000 | 0.086 | 0.11% |

Save as disclosed above, as at the Latest Practicable Date, none of the Directors had: (a) under Divisions 7 and 8 of Part XV of the SFO, nor were they taken or deemed to have under such provisions of the SFO, any interests or short positions in the Shares, underlying Shares or debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO); (b) any interests which are required to be entered into the register kept by the Company pursuant to Section 352 of the SFO; or (c) any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

## (ii) Interests and short positions of Shareholders discloseable under the SFO

So far as is known to the Directors, as at the Latest Practicable Date, the following persons had interests or short positions in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

### *(a) Interests in the Shares*

| Name of Shareholders | Long Position/ Short Position | Capacity | Number of Shares held | Number of underlying Shares (unlisted equity derivatives of the Company) held | Approximate% of the issued share capital of the Company |
|---|---|---|---|---|---|
| Ms. Ng Yuen Lan, Macy *(Note)* | Long Position | Interest of spouse | 57,614,948 | - | 24.28% |
| Ms. Ng Yuen Lan, Macy *(Note)* | Long Position | Interest of spouse | 1,600,000 | 4,000,000 | 2.36% |
| Dr. Chan *(Note)* | Long Position | Interest of controlled corporation | 57,614,948 | - | 24.28% |
| Dr. Chan *(Note)* | Long Position | Beneficial owner | 1,600,000 | 4,000,000 | 2.36% |
| Chinaview *(Note)* | Long Position | Interest of controlled corporation | 57,614,948 | - | 24.28% |
| Galaxyway Investments Limited ("Galaxyway") *(Note)* | Long Position | Interest of controlled corporation | 57,614,948 | - | 24.28% |
| ITC Corporation Limited ("ITC") *(Note)* | Long position | Interest of controlled corporation | 57,614,948 | - | 24.28% |
| ITC Investment Holdings Limited ("ITC Investment") *(Note)* | Long position | Interest of controlled corporation | 57,614,948 | - | 24.28% |
| Mankar Assets Limited ("Mankar") *(Note)* | Long position | Interest of controlled corporation | 57,614,948 | - | 24.28% |
| Famex Investment Limited ("Famex") *(Note)* | Long position | Beneficial owner | 57,614,948 | - | 24.28% |
| Deutsche Bank Aktiengesellschaft | Long position | Security interest | 20,674,434 | - | 8.71% |

| Name of Shareholders | Long Position/ Short Position | Capacity | Number of Shares held | Number of underlying shares (unlisted equity derivatives of the Company) held | Approximate% of the issued share capital of the Company |
|---|---|---|---|---|---|
| Christian Emil Toggenburger | Long position | Beneficial owner | 16,944,541 | - | 7.14% |
| Christian Emil Toggenburger | Long position | Interests held jointly with another persons | 4,400,464 | - | 1.85% |
| Gandhara Advisors Asia Limited a/c Gandhara Master Fund Limited | Long position | Investment manager | 13,441,697 | - | 5.66% |
| Aeneas Capital Management LP | Long position | Investment manager | 11,896,000 | - | 5.01% |

*Note:*

Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC. Galaxyway, a wholly-owned subsidiary of Chinaview, owns more than one-third of the issued ordinary share capital of ITC. Dr. Chan owns the entire issued share capital of Chinaview. Ms. Ng Yuen Lan, Macy is the spouse of Dr. Chan. Mankar, ITC Investment, ITC, Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 57,614,948 Shares which are held by Famex. Ms. Ng Yuen Lan, Macy is deemed to be interested in 1,600,000 Shares and 4,000,000 underlying Shares (in respect of unlisted equity derivatives of the Company) held by Dr. Chan.

***(b) Substantial shareholding in other members of the Group***

As at the Latest Practicable Date, so far as is known to the Directors, the following parties, other than a Director, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

| Name of Subsidiary | Name of Shareholder | % of the issued share capital |
|---|---|---|
| Digital Communications Limited | Global 2000 Management Limited | 40% |
| Memorex Holdings Limited | Global Media Limited | 35% |
| Sino Partner Holdings Limited | Tian Pu Jun | 17% |

Save as disclosed above, the Directors are not aware that there is any party (not being a Director) who, as at the Latest Practicable Date, had an interest or short positions in the Shares and underlying Shares which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group or had any options in respect of such shares.

## 3. MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business of the Group) have been entered into by members of the Group within the two years preceding the date of this circular and are or may be material:

(i) the placing and subscription agreement dated 23 November 2004 entered into between ITC, the Company and Success Securities Limited (formerly known as Young Champion Securities Limited) relating to the placing and subscription of 37,000,000 Shares;

(ii) the sale and purchase agreement dated 31 January 2005 entered into between Pacific Development Co. Ltd., Pacific Auto Co. Ltd. and TFN Multi-Media Co., Ltd. relating to the disposal of an 8.04% interest of Fu Yang Investment Co., Ltd.;

(iii) the sale and purchase agreement dated 10 March 2005 entered into amongst Nation Field Limited, PYI Corporation Limited and the Company regarding the acquisition by Nation Field Limited of an aggregate of 270,000,000 shares in China Strategic from PYI Corporation Limited and the Company (the "Share Sale Agreement");

(iv) the subscription agreement dated 20 April 2005 entered into between Loyal Concept Limited and Cheung Tai Hong Holdings Limited in relation to the subscription of HK$450 million convertible note issued by Cheung Tai Hong Holdings Limited;

(v) the underwriting agreement dated 21 April 2005 entered into between the Company, See Corporation Limited ("SCL") and Tai Fook Securities Company Limited in relation to the underwriting of the rights shares of SCL;

(vi) the subscription agreement dated 21 April 2005 entered into between the Company and SCL relating to the subscription of HK$170 million convertible note issued by SCL;

(vii) the loan agreement dated 11 August 2005 entered into between the Company and Kingston Finance Limited ("Kingston") pursuant to which Kingston agreed to grant a loan facility of HK$400 million to the Company;

(viii) a deed of mortgage and assignment dated 11 August 2005 entered into between Well Orient Limited as the mortgagor and Kingston as mortgagee in relation to the securities of China Strategic;

(ix) a security assignment dated 11 August 2005 entered into between Loyal Concept Limited as the assignor and Kingston as the assignee in relation to the HK$450 million convertible note of Cheung Tai Hong Holdings Limited;

(x) a deed of mortgage of shares dated 11 August 2005 entered into between the Company as the mortgagor and Kingston as mortgagee in relation to the securities in SCL;

(xi) a deed of security assignment dated 11 August 2005 entered into between the Company as the assignor and Kingston as assignee in relation to the HK$170 million convertible note of SCL;

(xii) a subscription agreement dated 18 August 2005 entered into between the Company as the subscriber and Wo Kee Hong (Holdings) Limited in respect of the subscription of HK$30 million convertible note issued by Wo Kee Hong (Holdings) Limited;

(xiii) a supplemental agreement dated 30 December 2005 entered into between Nation Field Limited, PYI Corporation Limited and the Company to extend the long stop date of the Share Sale Agreement as mentioned in (iii) above;

(xiv) the Agreement;

(xv) the Inducement Agreement;

(xvi) a letter agreement agreed on 27 January 2006 and issued by Global Media Limited to the Company, Hanny Magnetics (B.V.I.) Limited and Memorex Holdings Limited to amend and supplement the shareholders' agreement dated 5 December 2003; and

(xvii) a sale and purchase agreement dated 9 March 2006 entered into between Asset Manage Limited as the vendor and Best Position Limited as the purchaser in relation to the acquisition of the entire issued share capital of Rapid Growth Profits Limited and the shareholders' loan due from Island Town Limited.

## 4. EXPERT AND CONSENT

The following is the qualification of the expert who has given opinion or advice which are contained in this circular.

| Name | Qualification |
|---|---|
| Deloitte Touche Tohmatsu ("Deloitte") | certified public accountants |

Deloitte has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter or report and references to its names, in the form and context in which they respectively appear.

As at the Latest Practicable Date, Deloitte was not beneficially interested in the share capital of any member of the Group, nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group, nor did it have any interest, either direct or indirect, in any assets which had been since 31 December 2005 (being the date to which the latest published audited consolidated accounts of the Group were made up) acquired or disposed of by or leased to any member of the Group, or which were proposed to be acquired or disposed of by or leased to any member of the Group.

## 5. LITIGATION

As at the Latest Practicable Date, none of the members of the Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened against any members of the Group.

## 6. SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors has a service agreement with any member of the Group which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

## 7. DIRECTORS' INTERESTS IN COMPETING BUSINESSES

As at the Latest Practicable Date, interests of the Directors in competing businesses which are required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

| Name of Director | Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group | Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group | Nature of interest of the Director in the entity |
|---|---|---|---|
| Dr. Chan | PYI Corporation Limited *(Note)* | Property investment in Hong Kong | Non-executive director |

*Note:* Such businesses may be conducted through its subsidiaries, associated companies or by way of other forms of investments.

Save as disclosed above, none of the Directors or their respective associates (as defined in the Listing Rules) were interested in any business apart from the Group's businesses which competes or is likely to compete, either directly or indirectly, with the Group's businesses as at the Latest Practicable Date.

## 8. PROCEDURES FOR DEMANDING A POLL

A resolution put to the vote of a meeting shall be decided on a show of hands unless such resolution is specifically required to be taken on a poll under the Listing Rules or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(i) by the Chairman; or

(ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(iv) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a member shall be deemed to be the same as a demand by the member.

## 9. MISCELLANEOUS

(i) None of the Directors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the businesses of the Group.

(ii) As at the Latest Practicable Date, none of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by or leased to, any member of the Group since 31 December 2005 (the date to which the latest published audited consolidated accounts of the Group were made up).

(iii) The qualified accountant of the Company is Mr. Lui Siu Tsuen, Richard, who is a fellow member of The Hong Kong Institute of Certified Public Accountants.

(iv) The company secretary of the Company is Ms. Kam Yiu Sai, Florence, who is an associate member of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(v) The registered office of the Company is situated at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and the head office and principal place of business of the Company in Hong Kong is at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(vi) The Hong Kong branch share registrar and transfer office of the Company is Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(vii) In the event of inconsistency, the English text of this circular and the accompanying form of proxy shall prevail over the Chinese text thereof.

## 10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong from the date of this circular up to and including the date of the SGM:

(i) the memorandum of association and bye-laws of the Company;

(ii) the annual reports of the Company for each of the financial years ended 31 March 2004 and 2005 respectively;

(iii) the accountants' report on the Group as set out in Appendix I to this circular;

(iv) the accountants' report on the pro forma financial information of the Remaining Group from Deloitte, the text of which is out in Appendix II to this circular;

(v) the material contracts referred to in section 3 headed "Material contracts" in this appendix;

(vi) the written consent referred to in section 4 headed "Expert and consent" in this appendix; and

(vii) a copy of each of the circulars issued pursuant to the requirements set out in Chapters 14 and/or 14A of the Listing Rules which have been issued by the Company since 31 December 2005.

HANNY
VISIONS AHEAD

# HANNY HOLDINGS LIMITED

*(Incorporated in Bermuda with limited liability)*
**(Stock Code: 275)**

**NOTICE IS HEREBY GIVEN THAT** a special general meeting of Hanny Holdings Limited (the "Company") will be held at Conference Room, 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Thursday, 27 April 2006 at 10:00 a.m. for the purpose of considering and, if thought fit, passing, with or without amendments, the following ordinary resolution of the Company:

## ORDINARY RESOLUTION

"**THAT** the disposal (the "Disposal") to Imation Corp. (the "Purchaser") of (i) all assets of the Company's subsidiary, Memorex International Inc. (the "Vendor"), relating to the electronic data storage business of the Vendor; and (ii) Hanny Magnetics Europe Limited, Memorex Canada Ltd., Memorex Products Europe Limited, Memorex Products S.A.S., Memorex Products GmbH, Memorex Products (Taiwan) Inc. and Memorex Products, Inc., on the terms set out in a sale and purchase agreement (the "Agreement") dated 19 January 2006 entered into between the Vendor and the Purchaser, a copy of which has been produced and marked "A" and signed by the chairman of the meeting for the purpose of identification, be and is hereby approved."

By the Order of the Board
**Hanny Holdings Limited**
**Kam Yiu Sai, Florence**
*Company Secretary*

Hong Kong, 10 April 2006

*Registered Office:*
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

*Head office and principal place of business in Hong Kong:*
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

*As at the date hereof, the Board comprises:*

*Executive Directors:*
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

*Independent non-executive Directors:*
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

*Notes:*

1. A member entitled to attend and vote at the special general meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint a proxy in respect of part only of his holding of shares in the Company. Completion and return of an instrument appointing a proxy will not preclude a member from attending and voting in person at the special general meeting.

2. In order to be valid, the proxy form and the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power of authority, must be lodged at the Company's branch share registrar in Hong Kong, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the special general meeting (or any adjourned meeting).

於本通告日期，董事會成員包括：

執行董事：
陳國強博士（主席）
Yap, Allan博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
袁天凡先生
郭嘉立先生
黃景霖先生
冼志輝先生

附註：

1. 凡有權出席股東特別大會及在會上投票之股東，均有權委任一位或以上代表代其出席及投票。受委代表毋須為本公司股東。股東僅可就其所持部份之本公司股份委任代表。股東填妥及交回代表委任表格後，屆時仍可親身出席股東特別大會及在會上投票。

2. 代表委任表格連同經簽署之授權書或其他授權文件（如有）或經已核實簽署證明之該等授權書或授權文件副本，最遲須於股東特別大會（或其任何續會）指定舉行時間48小時前交回本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘滙中心26樓，方為有效。

HANNY
VISIONS AHEAD

# HANNY HOLDINGS LIMITED
# 錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：275)

**茲通告**錦興集團有限公司(「本公司」)謹訂於二零零六年四月二十七日星期四上午十時正假座香港九龍觀塘鴻圖道51號保華企業中心11樓會議室舉行股東特別大會，以考慮及酌情通過下列本公司之普通決議案(不論有否經修訂)：

## 普通決議案

「**動議**批准Memorex International Inc.(「賣方」，本公司之附屬公司)與Imation Corp.(「買方」)根據於二零零六年一月十九日訂立之買賣協議(「協議」，註有「A」字樣之副本已呈交大會並由大會主席簡簽以作識別)所載之條款向買方出售(i)賣方所有與賣方之電子數據儲存業務有關之資產；及(ii)Hanny Magnetics Europe Limited、Memorex Canada Ltd.、Memorex Products Europe Limited、Memorex Products S.A.S.、Memorex Products GmbH、美瑞思科技股份有限公司及Memorex Products, Inc.(「出售事項」)。」

承董事會命
**錦興集團有限公司**
公司秘書
**甘瑤斯**

香港，二零零六年四月十日

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

* 僅供識別

## 10. 備查文件

下列文件之副本由本通函刊發日期直至及包括股東特別大會日期止之一般辦公時間內在本公司設於香港九龍觀塘鴻圖道51號保華企業中心8樓之香港主要營業地點內可供查閱：

(i) 本公司之組織章程大綱及公司細則；

(ii) 本公司截至二零零四年及二零零五年三月三十一日止財政年度各年之年報；

(iii) 本通函附錄一所載本集團之會計師報告；

(iv) 德勤就餘下集團之備考財務資料所發出之會計師報告，全文載於本通函附錄二；

(v) 本附錄第三節「重大合約」所述之重大合約；

(vi) 本附錄第四節「專家及同意書」所述之同意書；及

(vii) 本公司根據上市規則第14章及／或第14A章所載之規定自二零零五年十二月三十一日刊發之各份通函之副本。

## 9. 其他事項

(i) 董事概無於最後實際可行日期仍然存續且對本集團業務而言屬重大之任何合約或安排中擁有任何重大權益。

(ii) 於最後實際可行日期，董事概無在本集團任何成員公司自二零零五年十二月三十一日（本集團最近期刊發經審核綜合賬目之日）起買賣或租賃或擬買賣或租賃之任何資產中直接或間接擁有任何權益。

(iii) 本公司之合資格會計師為呂兆泉先生，彼為香港會計師公會之資深會員。

(iv) 本公司之公司秘書為甘瑤斯女士，彼為英國特許秘書及行政人員公會及香港特許秘書公會之會員。

(v) 本公司之註冊辦事處設於Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，而本公司之總辦事處及香港主要營業地點則設於香港九龍觀塘鴻圖道51號保華企業中心8樓。

(vi) 本公司之香港股份過戶登記分處為秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘滙中心26樓。

(vii) 本通函及隨附之代表委任表格之中、英文版本如有歧異，須以英文版本為準。

## 7. 董事於競爭業務中之權益

於最後實際可行日期，董事於競爭業務中之權益按上市規則第8.10條之規定披露如下：

| 董事姓名 | 現與或可能與本集團業務相競爭之實體名稱 | 現與或可能與本集團業務相競爭之實體之業務描述 | 董事於該實體之權益性質 |
|---|---|---|---|
| 陳博士 | 保華集團有限公司（附註） | 於香港從事物業投資 | 非執行董事 |

附註：該等業務可透過附屬公司、聯營公司或以其他投資方式進行。

除上文所披露者外，於最後實際可行日期，概無董事或彼等各自之聯繫人士（定義見上市規則）於本集團業務以外擁有與本集團業務直接或間接競爭或可能競爭之任何業務之權益。

## 8. 要求以股數表決方式表決之程序

於大會上投票表決之決議案必須以舉手表決方式表決，除非上市規則特別規定該決議案須以股數表決方式表決或下列人士（於宣布舉手表決之結果之前或當時，或撤回任何其他股數表決之要求之時）要求以股數表決方式表決：

(i) 大會主席；或

(ii) 至少三名親身出席大會並有權在大會上投票之股東（或倘股東為公司，則為其正式授權代表）或其受委代表；或

(iii) 一名或多名親身出席之股東（或倘股東為公司，則為其正式授權代表）或其受委代表，並佔不少於所有有權於大會投票之股東總投票權之十分一；或

(iv) 一名或多名親身出席之股東（或倘股東為公司，則為其正式授權代表）或其受委代表，並於本公司持有賦予其權利於大會上投票之股份（即總數已繳足，數目不少於賦有該等權利之所有股份所繳付之總額之十分一股份）。

股東受委代表提出之要求，應視為與股東提出無異。

(xiii) Nation Field Limited、保華集團有限公司與本公司於二零零五年十二月三十日訂立之補充協議，以延長上文第(iii)項所述之股份出售協議之最後完成日期；

(xiv) 協議；

(xv) 促成協議；

(xvi) Global Media Limited向本公司、Hanny Magnetics (B.V.I.) Limited及Memorex Holdings Limited發出之函件協議（於二零零六年一月二十七日同意），以修訂及補充日期為二零零三年十二月五日之股東協議；及

(xviii) Asset Manage Limited作為賣方與Best Position Limited作為買方於二零零六年三月九日就收購Rapid Growth Profits Limited全部已發行股本及應收倫都有限公司之股東貸款訂立之買賣協議。

## 4. 專家及同意書

以下為於本通函內作出意見或建議之專家之資格。

| 名稱 | 資格 |
| --- | --- |
| 德勤•關黃陳方會計師行（「德勤」） | 執業會計師 |

德勤就本通函之刊發發出書面同意書，同意按本通函所載之形式及涵義轉載其函件或報告並引述其名稱，且迄今並無撤回該同意書。

於最後實際可行日期，德勤在本集團任何成員公司之股本中概無任何實益權益，亦無權（不論在法律上可執行與否）認購或提名他人認購本集團任何成員公司之證券，且概無在本集團任何成員公司自二零零五年十二月三十一日（本集團最近期刊發經審核綜合賬目之日）起買賣或租賃或擬買賣或租賃之任何資產中直接或間接擁有任何權益。

## 5. 訴訟

於最後實際可行日期，本集團成員公司概無涉及任何重大訴訟或仲裁，而就董事所知，本集團成員公司亦無任何尚未了結或面臨任何重大訴訟或索償。

## 6. 服務合約

於最後實際可行日期，各董事概無與本集團任何成員公司訂立任何本公司不可於一年內免付賠償（法定賠償除外）而終止之服務合約。

## 3. 重大合約

本通函日期前兩年內，本集團成員公司曾訂立下列重大或可能重大之合約（並非於本集團日常業務過程中所訂立之合約）：

(i) 德祥企業、本公司與實德證券有限公司（前稱利高證券有限公司）於二零零四年十一月二十三日就配售及認購37,000,000股股份而訂立之配售及認購協議；

(ii) 太平洋開發股份有限公司、太平洋聯合汽車股份有限公司與台固多媒體股份有限公司於二零零五年一月三十一日就出售富洋投資股份有限公司8.04%權益而訂立之買賣協議；

(iii) Nation Field Limited、保華集團有限公司與本公司於二零零五年三月十日就Nation Field Limited向保華集團有限公司及本公司收購中策合共270,000,000股股份而訂立之買賣協議（「股份出售協議」）；

(iv) Loyal Concept Limited 與祥泰行集團有限公司於二零零五年四月二十日就認購祥泰行集團有限公司發行之450,000,000港元可換股票據而訂立之認購協議；

(v) 本公司、漢傳媒集團有限公司（「漢傳媒」）與大福證券有限公司於二零零五年四月二十一日就包銷漢傳媒之供股股份而訂立之包銷協議；

(vi) 本公司與漢傳媒於二零零五年四月二十一日就認購漢傳媒發行之170,000,000港元可換股票據 而訂立之認購協議；

(vii) 本公司與金利豐財務有限公司（「金利豐」）於二零零五年八月十一日就金利豐同意向本公司授予的400,000,000 港元借貸融資訂立之借貸協議；

(viii) 威倫有限公司作為抵押人及金利豐作為承押人於二零零五年八月十一日就中策之證券訂立之抵押及轉讓契據 ；

(ix) Loyal Concept Limited 作為轉讓人及金利豐作為承讓人於二零零五年八月十一日就祥泰行集團有限公司450,000,000港元可換股票據訂立之證券轉讓書；

(x) 本公司作為抵押人及金利豐作為承押人於二零零五年八月十一日就漢傳媒之證券訂立之股份抵押契據；

(xi) 本公司作為轉讓人及金利豐作為承讓人於二零零五年八月十一日就漢傳媒170,000,000 港元可換股票據訂立之證券轉讓契據；

(xii) 本公司作為認購人及和記行（集團）有限公司於二零零五年八月十八日就認購和記行（集團）有限公司發行30,000,000港元可換股票據訂立之認購協議；

| 股東姓名／名稱 | 好倉／淡倉 | 身份 | 持有股份數目 | 持有相關股份數目（本公司非上市股本衍生工具） | 本公司已發行股本概約百分比 |
|---|---|---|---|---|---|
| Christian Emil Toggenburger | 好倉 | 實益擁有人 | 16,944,541 | - | 7.14% |
| Christian Emil Toggenburger | 好倉 | 與其他人士共同持有之權益 | 4,400,464 | - | 1.85% |
| Gandhara Advisors Asia Limited a/c Gandhara Master Fund Limited | 好倉 | 投資經理 | 13,441,697 | - | 5.66% |
| Aeneas Capital Management LP | 好倉 | 投資經理 | 11,896,000 | - | 5.01% |

附註：

其威為Mankar之全資附屬公司。Mankar為ITC Investment之全資附屬公司，而ITC Investment則為德祥企業之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有德祥企業已發行普通股本三分之一以上。陳博士擁有Chinaview全部已發行股本。伍婉蘭女士為陳博士之配偶。Mankar、ITC Investment、德祥企業、Galaxyway、Chinaview、陳博士及伍婉蘭女士被視為於其威持有之57,614,948股股份中擁有權益。伍婉蘭女士被視為於陳博士持有之1,600,000股股份及4,000,000股相關股份（有關本公司之非上市股本衍生工具）中擁有權益。

(b) 本集團其他成員公司之主要股權

於最後實際可行日期，就董事所知悉，以下各方（董事除外）直接或間接有權在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值中擁有10%或以上之權益：

| 附屬公司名稱 | 股東名稱 | 已發行股本百分比 |
|---|---|---|
| Digital Communications Limited | Global 2000 Management Limited | 40% |
| Memorex Holdings Limited | Global Media Limited | 35% |
| Sino Partner Holdings Limited | 田樸珺 | 17% |

除上文所披露者外，本公司董事並不知悉，有任何其他人士（並非本公司董事）於最後實際可行日期，於本公司股份及相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之權益或淡倉，或直接或間接有權在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值中擁有10%或以上之權益或擁有有關股份之任何購股權。

### (ii) 根據證券及期貨條例須予披露之股東權益及淡倉

就董事所知悉，於最後實際可行日期，以下人士於股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部條文而須向本公司披露或記錄於本公司根據證券及期貨條例第336條而存置之登記冊之權益或淡倉：

(a) 於股份之權益

| 股東姓名／名稱 | 好倉／淡倉 | 身份 | 持有股份數目 | 持有相關股份數目（本公司非上市股本衍生工具） | 本公司已發行股本概約百分比 |
|---|---|---|---|---|---|
| 伍婉蘭女士（附註） | 好倉 | 配偶權益 | 57,614,948 | – | 24.28% |
| 伍婉蘭女士（附註） | 好倉 | 配偶權益 | 1,600,000 | 4,000,000 | 2.36% |
| 陳博士（附註） | 好倉 | 受控公司之權益 | 57,614,948 | – | 24.28% |
| 陳博士（附註） | 好倉 | 實益擁有人 | 1,600,000 | 4,000,000 | 2.36% |
| Chinaview（附註） | 好倉 | 受控公司之權益 | 57,614,948 | – | 24.28% |
| Galaxyway Investments Limited（「Galaxyway」）（附註） | 好倉 | 受控公司之權益 | 57,614,948 | – | 24.28% |
| 德祥企業集團有限公司（「德祥企業」）（附註） | 好倉 | 受控公司之權益 | 57,614,948 | – | 24.28% |
| ITC Investment Holdings Limited（「ITC Investment」）（附註） | 好倉 | 受控公司之權益 | 57,614,948 | – | 24.28% |
| Mankar Assets Limited（「Mankar」）（附註） | 好倉 | 受控公司之權益 | 57,614,948 | – | 24.28% |
| 其威投資有限公司（「其威」）（附註） | 好倉 | 實益擁有人 | 57,614,948 | – | 24.28% |
| Deutsche Bank Aktiengesellschaft | 好倉 | 保證權益 | 20,674,434 | – | 8.71% |

(b) 本公司股本衍生工具(定義見證券及期貨條例)之權益

| 董事姓名 | 好倉／淡倉 | 身份 | 權益性質 | 行使期間 | 購股權數目 | 每股行使價 港元 | 本公司已發行股本概約百分比 |
|---|---|---|---|---|---|---|---|
| 陳博士 | 好倉 | 實益擁有人 | 個人權益 | 二零零一年八月三十一日至二零零六年八月三十日 | 4,000,000 | 2.9888 | 1.68% |
| Yap, Allan 博士 | 好倉 | 實益擁有人 | 個人權益 | 二零零一年八月三十一日至二零零六年八月三十日 | 3,250,000 | 2.9888 | 1.36% |

(c) 本公司相聯法團(定義見證券及期貨條例)之權益

普威集團有限公司(「普威集團」)之權益

| 董事姓名 | 好倉／淡倉 | 身份 | 權益性質 | 行使期間 | 持有普威集團購股權數目 | 每股行使價 新加坡元 | 普威集團已發行股本概約百分比 |
|---|---|---|---|---|---|---|---|
| Yap, Allan 博士 | 好倉 | 實益擁有人 | 個人權益 | 二零零四年八月二十日至二零一三年八月十九日 | 5,000,000 | 0.086 | 0.27% |
| 呂兆泉先生 | 好倉 | 實益擁有人 | 個人權益 | 二零零四年八月二十日至二零一三年八月十九日 | 2,000,000 | 0.086 | 0.11% |

除上文所披露者外,於最後實際可行日期,董事概無:(a)根據證券及期貨條例第XV部第7及8分部或根據證券及期貨條例之有關條文被視作或當作於本公司或任何相聯法團(依據證券及期貨條例第XV部之定義)之股份、相關股份或債券中擁有任何權益或淡倉;(b)根據證券及期貨條例第352條須載入本公司存置之登記冊之任何權益;或(c)須根據標準守則知會本公司及聯交所之任何權益。

## 1. 責任聲明

本通函所載資料乃遵照上市規則提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所知，本通函所表達之意見乃經審慎周詳考慮後始行作出，且本通函並無遺漏任何其他事實，導致其所載之任何聲明有所誤導。

## 2. 權益披露

### (i) 董事於本公司之股份、相關股份及債券中之權益及淡倉

於最後實際可行日期，董事於本公司及其相聯法團（依據證券及期貨條例第XV部之定義）之股份、相關股份及債券中擁有(a)須根據證券及期貨條例第XV部第7及8分部或根據上市發行人董事進行證券交易之標準守則（「標準守則」）知會本公司及聯交所之權益及淡倉（包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉）；或(b)須根據證券及期貨條例第352條載入本公司存置之登記冊之權益及淡倉如下：

(a) *於股份之權益*

| 董事姓名 | 好倉／淡倉 | 身份 | 權益性質 | 持有股份數目 | 本公司已發行股本概約百分比 |
|---|---|---|---|---|---|
| 陳國強博士（「陳博士」） | 好倉 | 實益擁有人 | 個人權益 | 1,600,000 | 0.67% |
| （附註1及2） | 好倉 | 受控公司之權益 | 公司權益 | 57,614,948 | 24.28% |
| Yap, Allan博士（附註3） | 好倉 | 實益擁有人 | 個人權益 | 1,600,000 | 0.67% |
| 呂兆泉先生 | 好倉 | 實益擁有人 | 個人權益 | 3,350,000 | 1.41% |

附註：

1. 該權益不包括本公司股本衍生工具之相關股份權益。該權益須與下文分段(b)所載權益一併計算，以計算陳博士於本公司之權益總額。

2. 陳博士因在Chinaview International Limited（「Chinaview」）擁有權益而被視為擁有57,614,948股股份之公司權益。該權益已在下文「根據證券及期貨條例須予披露之股東權益及淡倉」一段所載權益詳述及重複。

3. 該權益不包括本公司股本衍生工具之相關股份權益。該權益須與下文分段(b)所載權益一併計算，以計算Yap, Allan博士於本公司之權益總額。

吾等在策劃及進行審核工作時，均以取得所有吾等認為必需之資料及解釋為目標，以便獲得充分憑證，就未經審核備考財務資料已由董事按所述基準妥為編製、該基準符合　貴集團之會計政策及就根據上市規則第4章第29(1)段所披露之未經審核備考財務資料而言該等調整乃屬恰當，作出合理之確定。

未經審核備考財務資料乃根據董事之判斷及假設而編製，僅作說明用途，而基於其假設性質，未經審核備考財務資料並不保證或表示任何事件將於日後進行，且未必表示：

- 貴集團於二零零五年十二月三十一日或任何未來日期之財務狀況；及
- 貴集團截至二零零五年三月三十一日止年度或任何未來期間之每股盈利、業績及現金流動。

**意見**

吾等認為：

a) 未經審核備考財務資料乃董事按所述基準妥為編製；

b) 該基準與　貴集團之會計政策相符；及

c) 就根據上市規則第4章第29段所披露之未經審核備考財務資料而言，該等調整乃屬恰當。

**德勤•關黃陳方會計師行**
執業會計師

香港
二零零六年四月十日

**4. 致錦興集團有限公司董事之未經審核備考財務資料會計師報告**

以下為德勤•關黃陳方會計師行就本附錄所載餘下集團未經審核備考財務資料所編製之報告全文，以供載入本通函：

Deloitte.
德勤

德勤•關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu
26/F Wing On Centre
111 Connaught Road Central
Hong Kong

吾等就錦興集團有限公司(「貴公司」)及其附屬公司(以下統稱為「貴集團」)於二零零六年四月十日就非常重大出售事項而刊發之通函(「通函」)附錄二所載之未經審核備考財務資料(「未經審核備考財務資料」)呈交報告。根據該出售事項， 貴集團將(i)透過其非全資附屬公司Memorex International Inc.(「賣方」)出售賣方於Hanny Magnetics Europe Limited、Memorex Canada Ltd.、Memorex Products Europe Limited、Memorex Products S.A.S.、Memorex Products GmbH、美瑞思科技股份有限公司及Memorex Products, Inc.(「出售公司」)之全部權益，並(ii)出售賣方之商標許可證及其他有關以「Memorex」商用名稱買賣電腦相關產品之業務(包括賣方及出售公司進行之電子數據儲存所用硬件、媒體及配件之設計、開發、市場推廣、分銷及銷售之業務)之資產(「出售事項」)。未經審核備考財務資料由 貴公司董事(「董事」)編製，僅作說明用途，旨在提供出售事項可能對呈報之財務資料所造成影響之資料。

**貴公司董事及申報會計師各自之責任**

董事須根據香港聯合交易所有限公司證券上市規則(「上市規則」)第4章第29段及參照香港會計師公會頒佈之會計指引第7號「編製備考財務資料以收錄於投資通函」編製未經審核備考財務資料，並須對此負上全責。

吾等之責任乃按照上市規則第4章第29(7)段之規定，對未經審核備考財務資料表達意見，並向 閣下呈報。對於吾等先前就編製未經審核備考財務資料所用之任何財務資料而發出之任何報告，吾等除對報告發出當日之受函人負責外，概不負責。

**意見基準**

吾等按照香港會計師公會頒佈之香港投資通函報告工作準則第300號「投資通函中備考財務資料之會計師報告」進行工作。吾等之工作主要包括對比未經調整財務資料與原始文件、衡量有關調整之憑證以及就未經審核備考財務資料與董事討論。吾等之工作並不涉及獨立審閱任何相關財務資料。

## 3. 餘下集團之未經審核備考經調整綜合有形資產淨值報表

以下餘下集團之母公司股本持有人應佔未經審核備考經調整綜合有形資產淨值報表乃根據本通函附錄一所載本集團於二零零五年十二月三十一日之綜合資產負債表，作出調整以反映出售事項之影響，並假設出售事項已於二零零五年十二月三十一日進行而編製。

未經審核備考經調整綜合有形資產淨值報表僅就說明用途而編製，且基於其性質使然，其不一定反映餘下集團於編製日期或任何未來日期之真實財務狀況。

| | 於二零零五年十二月三十一日未經審核 | 備考調整 | 備考餘下集團 |
|---|---|---|---|
| | 千港元 | 千港元 | 千港元 |
| | (附註1及3) | (附註2) | (附註4) |
| 有形資產淨值 | 1,463,970 | 779,480 | 2,243,450 |

附註：

1. 本集團於二零零五年十二月三十一日之母公司股本持有人應佔未經審核備考綜合有形資產淨值計算如下：

| | 千港元 |
|---|---|
| 本集團於二零零五年十二月三十一日之經審核綜合資產淨值 | 1,676,233 |
| 減：母公司股本持有人應佔無形資產 | (173,284) |
| 計入聯營公司之商譽 | (38,979) |
| | 1,463,970 |

2. 調整包括以下項目：

| | 千港元 |
|---|---|
| 出售事項之將收及應收代價淨額 | 2,314,695 |
| 於二零零五年十二月三十一日之母公司股本持有人應佔出售資產 | (512,977) |
| 少數股東應佔出售事項之收益 | (958,305) |
| 撤銷出售公司應付餘下集團款項，扣除少數股東應佔部分 | (63,350) |
| 撥回公司間結存對銷 | (583) |
| | 779,480 |

3. 根據二零零五年十二月三十一日已發行股份226,143,697股計算之本集團於二零零五年十二月三十一日之母公司股本持有人應佔每股未經審核備考經調整綜合有形資產淨值　$6.474

4. 根據二零零五年十二月三十一日已發行股份226,143,697股計算之餘下集團於二零零五年十二月三十一日之母公司股本持有人應佔每股未經審核備考經調整綜合有形資產淨值　$9.920

附註：

1. 調整反映餘下集團應佔出售事項之收益606,766,000港元，其按以下基準計算：

 (i) 出售資產於二零零四年四月一日應佔之資產及負債671,498,000港元，其中包括：

  (a) 銀行結存及現金17,841,000港元；

  (b) 無形資產244,353,000港元，即商標許可證66,586,000港元及其他無形資產177,767,000港元；

  (c) 根據出售事項將予出售之其他資產及負債420,077,000港元；及

  (d) 解除貨幣兑換儲備10,773,000港元；

 (ii) 經考慮下列各項後之初步代價330,000,000美元（相等於約2,562,450,000港元）：

  (a) 減去有關出售事項產生之估計開支約108,710,000港元；

  (b) 減去不足之數約286,618,000港元，即完成日期流動資產淨值（根據摘錄自出售公司於二零零四年三月三十一日之財務報表之數字計算）與87,000,000美元（相等於約675,555,000港元）之間的不足之數；

  (c) 另加額外金額5,000,000美元（相等於約38,825,000港元），即協議所訂之最低額外金額；

  (d) 減去買方就出售事項預扣之估計預扣税1,865,000美元（相等於約14,482,000港元）。

 (iii) 按上文(ii)所計算之代價淨額為2,191,465,000港元，其中273,135,000美元（相等於約2,120,893,000港元）將根據協議條款於完成時以現金方式支付，另外70,572,000港元將於二零零四年四月一日起計12個月以現金方式支付。上述金額70,572,000港元乃根據：(a)將由買方存入託管賬戶之41,000,000美元（相等於約318,365,000港元）；(b)減去完成日期流動資產淨值產生之差額約286,618,000港元；及(c)加上額外金額最低額5,000,000美元（相等於約38,825,000港元）計算。

 (iv) 少數股東應佔之收益部分913,201,000港元乃根據二零零四年四月一日之持股量計算。

2. 調整反映出售資產於截至二零零五年三月三十一日止年度之除外收益及開支，猶如出售事項已於二零零四年四月一日完成。

3. 調整反映倘出售事項於二零零四年四月一日完成，撥回對銷出售公司與餘下集團之集團間交易之影響。

4. 調整反映就出售公司應付餘下集團之集團間金額作出之撇銷7,119,000港元，其中少數股東應佔之4,015,000港元已按二零零四年四月一日之持股量計算。

5. 二零零五年三月三十一日之備考每股基本盈利乃根據餘下集團之備考母公司股本持有人應佔溢利323,490,000港元及截至二零零五年三月三十一日止年度之已發行股份加權平均數198,244,118股計算。

 於二零零五年三月三十一日之備考攤薄每股盈利乃根據餘下集團之備考母公司股本持有人應佔溢利323,490,000港元計算。截至二零零五年三月三十一日止年度之已發行股份加權平均數為198,244,118股，而9,000,000股股份之加權平均數乃假設為於視作行使所有未行使購股權時無償發行。由於股份之平均市價高於購股權價格，故該等股份對截至二零零五年三月三十一日止年度之每股基本盈利構成攤薄影響。

6. 調整反映出售資產截至二零零五年三月三十一日止年度之現金流量（不包括本集團），當中之金額乃根據摘錄自本集團截至二零零五年三月三十一日止年度經審核綜合財務報表之綜合時間表計算，而於緊隨完成後收取之所得款項現金淨額為2,120,893,000港元，減所出售之出售資產銀行結存及現金17,841,000港元。

7. 為作闡述，餘下集團之未經審核備考收益表及未經審核備考現金流動表內以美元表示之金額已按1美元 = 7.765港元之匯率換算為港元。

**(C) 未經審核備考現金流動表(續)**

| | 本集團截至二零零五年三月三十一日止年度 | 備考調整 | 備考餘下集團 |
|---|---|---|---|
| | 千港元 | 千港元<br>附註6 | 千港元 |
| **投資業務** | | | |
| 出售投資證券之所得款項 | 150,255 | – | 150,255 |
| 聯營公司償還之款項 | 14,256 | – | 14,256 |
| 一間有關連公司償還應收短期貸款 | 32,890 | – | 32,890 |
| 償還應收短期貸款 | 29,588 | – | 29,588 |
| 已收利息 | 18,123 | (412) | 17,711 |
| 出售附屬公司 | 7,353 | 2,103,052 | 2,110,405 |
| 收取自一間聯營公司之股息 | 4,668 | – | 4,668 |
| 出售物業、機器及設備之所得款項 | 1,274 | (285) | 989 |
| 出售一間聯營公司之所得款項 | 10 | – | 10 |
| 購入投資證券 | (123,348) | – | (123,348) |
| 應收短期貸款增加 | (105,755) | – | (105,755) |
| 應收有關連公司短期貸款增加 | (89,758) | – | (89,758) |
| 收購聯營公司權益 | (44,148) | – | (44,148) |
| 收購一間附屬公司之額外權益 | (37,320) | – | (37,320) |
| 購入一項長期投資之按金 | (35,000) | – | (35,000) |
| 已抵押銀行存款增加 | (20,014) | – | (20,014) |
| 購置物業、機器及設備 | (14,229) | 13,586 | (643) |
| 購入非上市債務證券 | (12,000) | – | (12,000) |
| **投資業務(動用)產生之現金淨額** | (223,155) | 2,115,941 | 1,892,786 |
| **融資業務** | | | |
| 新籌集之銀行貸款 | 886,161 | (700,528) | 185,633 |
| 發行股份之所得款項 | 118,500 | – | 118,500 |
| 新增其他貸款 | 10,000 | – | 10,000 |
| 償還銀行貸款 | (1,010,697) | 852,140 | (158,557) |
| 已派股息 | (10,987) | – | (10,987) |
| 償還融資租約承擔 | (1,070) | 1,067 | (3) |
| 償還一名少數股東款項 | (10) | – | (10) |
| **融資業務(動用)產生之現金淨額** | (8,103) | 152,679 | 144,576 |
| **現金及現金等額增加淨額** | 170,673 | 1,990,770 | 2,161,443 |
| **年初之現金及現金等額** | 141,094 | – | 141,094 |
| **匯率變動之影響** | 858 | (680) | 178 |
| **年終之現金及現金等額** | 312,625 | 1,990,090 | 2,302,715 |
| **現金及現金等額結存分析** | | | |
| 銀行結存及現金 | 359,603 | 1,961,728 | 2,321,331 |
| 銀行透支 | (46,978) | 28,362 | (18,616) |
| | 312,625 | 1,990,090 | 2,302,715 |

## (C) 未經審核備考現金流動表

| | 本集團截至二零零五年三月三十一日止年度 | 備考調整 | 備考餘下集團 |
|---|---|---|---|
| | 千港元 | 千港元 附註6 | 千港元 |
| **經營業務** | | | |
| 除所得稅前溢利 | 17,159 | 1,224,893 | 1,242,052 |
| 就以下項目作出調整: | | | |
| 利息收入 | (22,651) | 510 | (22,141) |
| 財務費用 | 18,198 | 6,130 | 24,328 |
| 應佔聯營公司業績 | 64,909 | – | 64,909 |
| 變現收購一間聯營公司額外權益所產生之負商譽 | (2,057) | – | (2,057) |
| 攤銷收購一間聯營公司所產生之商譽 | 28,089 | – | 28,089 |
| 收購一間聯營公司所產生商譽之減值虧損 | 177,446 | – | 177,446 |
| 出售附屬公司及聯營公司之收益(虧損)淨額 | 15,747 | (1,512,848) | (1,497,101) |
| 持有其他投資/持作買賣投資之未變現收益淨額 | (17,223) | – | (17,223) |
| 應收孖展貸款準備回撥 | (2,387) | – | (2,387) |
| 變現收購一間聯營公司所產生之負商譽 | (8) | – | (8) |
| 攤銷無形資產 | 51,066 | (1,228) | 49,838 |
| 滯銷及陳舊存貨準備 | 25,588 | (24,528) | 1,060 |
| 呆壞賬準備 | 22,269 | – | 22,269 |
| 物業、機器及設備折舊及攤銷 | 19,785 | (11,623) | 8,162 |
| 應收貸款準備 | 8,338 | – | 8,338 |
| 出售物業、機器及設備虧損 | 1,098 | (693) | 405 |
| 出售投資證券虧損淨額 | 29,712 | – | 29,712 |
| 營運資金變動前之經營現金流動 | 435,078 | (319,387) | 115,691 |
| 其他資產減少 | 37,085 | – | 37,085 |
| 存貨減少 | 262,639 | (248,638) | 14,001 |
| 貿易及其他應收款項(增加)減少 | (36,899) | 1,471,035 | 1,434,136 |
| 其他投資減少 | 13,623 | – | 13,623 |
| 應收孖展貸款減少 | 4,174 | – | 4,174 |
| 貿易及其他應付款項(減少) | (260,297) | (1,208,069) | (1,468,366) |
| 應付孖展貸款(減少) | (587) | – | (587) |
| 應付票據(減少) | (1,295) | – | (1,295) |
| 應付同系附屬公司款項減少 | – | (20,730) | (20,730) |
| 應收同系附屬公司款項減少 | – | 3,526 | 3,526 |
| 營運產生(動用)之現金 | 453,521 | (322,263) | 131,258 |
| 繳訖利息及財務費用 | (8,369) | 3,043 | (5,326) |
| 已繳海外稅項 | (43,607) | 41,370 | (2,237) |
| 退還香港利得稅 | 386 | – | 386 |
| **營運業務產生(動用)之現金淨額** | 401,931 | (277,850) | 124,081 |

## (B) 未經審核備考收益表

| | 本集團截至二零零五年三月三十一日止年度 | 備考調整 | 備考調整 | 備考調整 | 備考調整 | 小計 | 備考餘下集團 |
|---|---|---|---|---|---|---|---|
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| | | 附註1 | 附註2 | 附註3 | 附註4 | | |
| 收益 | 5,676,459 | | (5,415,642) | 40,619 | | (5,375,023) | 301,436 |
| 銷售成本 | (4,376,361) | | 4,229,940 | (40,619) | | 4,189,321 | (187,040) |
| 毛利 | 1,300,098 | | | | | (1,185,702) | 114,396 |
| 其他經營收入 | 114,145 | | (21,396) | 12,330 | | (9,066) | 105,079 |
| 分銷及銷售開支 | (770,262) | | 757,182 | | | 757,182 | (13,080) |
| 行政開支 | (294,778) | | 158,918 | (3,157) | | 155,761 | (139,017) |
| 其他經營開支 | (29,712) | | | | | – | (29,712) |
| 變現增購一間聯營公司額外權益所產生之負商譽 | 2,057 | | | | | – | 2,057 |
| 財務費用 | (18,198) | | 3,043 | (9,173) | | (6,130) | (24,328) |
| 應佔聯營公司業績 | (64,909) | | | | | – | (64,909) |
| 收購一間聯營公司所產生商譽之減值虧損 | (177,446) | | | | | – | (177,446) |
| 攤銷收購聯營公司所產生之商譽 | (28,089) | | | | | – | (28,089) |
| 出售附屬公司及聯營公司之(虧損)收益淨額 | (15,747) | 1,519,967 | | | (7,119) | 1,512,848 | 1,497,101 |
| 除所得稅前溢利 | 17,159 | | | | | 1,224,893 | 1,242,052 |
| 所得稅支出 | (117,397) | | 50,583 | | | 50,583 | (66,814) |
| 年內(虧損)溢利 | (100,238) | | | | | 1,275,476 | 1,175,238 |
| 下列人士應佔： | | | | | | | |
| 母公司股本持有人 | (161,862) | 606,766 | (118,310) | | (3,104) | 485,352 | 323,490 |
| 少數股東權益 | 61,624 | 913,201 | (119,062) | | (4,015) | 790,124 | 851,748 |
| | (100,238) | | | | | 1,275,476 | 1,175,238 |
| | 港元 | | | | | | 港元 |
| 每股(虧損)盈利 | | | | | | | |
| 基本 | (0.81) | | | | | 附註5 | 1.63 |
| 攤薄 | 不適用 | | | | | 附註5 | 1.56 |

## 2. 完成出售事項後餘下集團之未經審核備考收益表及未經審核備考現金流動表

### (A) 緒言

餘下集團之未經審核備考收益表及未經審核備考現金流動表乃就説明出售事項之影響而編製。

餘下集團之未經審核備考收益表及未經審核備考現金流動表乃根據上市規則第4.29條而編製，用以説明出售事項之影響，猶如出售事項已於截至二零零五年三月三十一日止年度初進行。

餘下集團之未經審核備考收益表及未經審核備考現金流動表乃根據本集團截至二零零五年三月三十一日止年度之經審核綜合收益表及經審核綜合現金流動表（摘錄自本通函附錄一所載本集團截至二零零五年三月三十一日止年度之經審核綜合財務報表），並已就(i)直接涉及交易；(ii)預期對餘下集團構成持續影響；及(iii)可實際支持而作出有關出售事項之備考調整後計算。

餘下集團之未經審核備考收益表及未經審核備考現金流動表乃根據若干假設、估計及不確定因素而計算。因此，隨附餘下集團之未經審核備考收益表及未經審核備考現金流動表並非旨在描述倘出售事項於截至二零零五年三月三十一日止年度初完成之情況下，餘下集團將會達到之實際業績及現金流動，亦非旨在預測餘下集團之未來業績及現金流動。

餘下集團之未經審核備考收益表及未經審核備考現金流動表應與本通函附錄一所載本集團截至二零零五年三月三十一日止年度之經審核綜合財務報表，以及本通函其他部分所載之其他財務資料一併閱讀。

報表乃董事僅就説明用途而編製，且基於其性質使然，倘出售事項於截至二零零五年三月三十一日止年度初或任何未來期間實際發生，報表不一定反映餘下集團之真實業績及現金流動。

2. 調整反映：

(i) 出售公司應付餘下集團之集團間金額140,148,000港元將出讓予賣方；及

(ii) 經出讓140,148,000港元予賣方後，於備考收益表就出售公司應付餘下集團之集團間金額作出之撇銷，其中少數股東應佔之76,798,000港元乃按二零零五年十二月三十一日之持股量計算。

3. 為作説明用途，餘下集團之未經審核備考資產及負債報表內以美元表示之金額已按1美元＝7.759港元之匯率換算為港元。

| | 本集團於二零零五年十二月三十一日 千港元 | 備考調整 千港元 附註1 | 備考調整 千港元 附註2 | 小計 千港元 | 備考餘下集團 千港元 |
|---|---|---|---|---|---|
| **資本及儲備** | | | | | |
| 股本 | 2,261 | | | – | 2,261 |
| 儲備 | 1,673,972 | 670,169 | (63,350) | 606,819 | 2,280,791 |
| 母公司股本持有人應佔股東權益 | 1,676,233 | | | 606,819 | 2,283,052 |
| 少數股東權益 | 401,649 | 958,305 | (76,798) | 881,507 | 1,283,156 |
| 股東權益總額 | 2,077,882 | | | 1,488,326 | 3,566,208 |

附註：

1. 調整反映餘下集團應佔出售事項之收益673,054,000港元，按其以下基準計算：

(i) 出售資產於二零零五年十二月三十一日應佔之資產及負債683,336,000港元，其中包括；

(a) 銀行結存及現金17,468,000港元；

(b) 無形資產236,111,000港元，即商標許可證62,020,000港元及其他無形資產174,091,000港元；

(c) 根據出售事項將予出售之其他資產及負債432,642,000港元；

(d) 解除貨幣兑換儲備2,885,000港元；

(ii) 經考慮下列各項後之初步代價330,000,000美元（相等於約2,560,470,000港元）：

(a) 減去有關出售事項產生之估計開支約108,626,000港元；

(b) 減去不足額約161,473,000港元，即完成日期流動資產淨值（根據摘錄自出售公司於二零零五年十二月三十一日之財務報表之數字計算）與87,000,000美元（相等於約675,033,000港元）之間之不足額；

(c) 另加額外金額5,000,000美元（相等於約38,795,000港元），即協議所訂之最低額外金額；

(d) 減去買方就出售事項預扣之估計預扣稅1,865,000美元（相等於約14,471,000港元）。

(iii) 按上文(ii)所計算之代價淨額為2,314,695,000港元，根據協議條款，其中273,135,000美元（相等於約2,119,254,000港元）將於完成時以現金方式支付，另外195,441,000港元將於二零零五年十二月三十一日起計十二個月後以現金方式支付。上述金額195,441,000港元乃根據：(i)將由買方存入託管賬戶之41,000,000美元（相等於約318,119,000港元）；(ii)減去完成日期流動資產淨值產生之不足額約161,473,000港元；及(iii)加上額外金額最低額5,000,000美元（相等於約38,795,000港元）計算。

(iv) 少數股東之應佔收益部分958,305,000港元乃根據二零零五年十二月三十一日之持股量計算。

## (B) 未經審核備考資產及負債報表

| | 本集團 於二零零五年 十二月三十一日 千港元 | 備考調整 千港元 附註1 | 備考調整 千港元 附註2 | 小計 千港元 | 備考 餘下集團 千港元 |
|---|---|---|---|---|---|
| **非流動資產** | | | | | |
| 物業、機器及設備 | 72,996 | (31,258) | | (31,258) | 41,738 |
| 無形資產 | 236,734 | (236,111) | | (236,111) | 623 |
| 聯營公司權益 | 637,783 | | | – | 637,783 |
| 可供出售之投資 | 678,399 | | | – | 678,399 |
| 收購長期投資之按金 | 190,175 | | | – | 190,175 |
| 遞延税項資產 | 45,440 | (45,440) | | (45,440) | – |
| 應收買方款項 | – | 195,441 | | 195,441 | 195,441 |
| | 1,861,527 | | | (117,368) | 1,744,159 |
| **流動資產** | | | | | |
| 存貨 | 875,836 | (868,868) | | (868,868) | 6,968 |
| 貿易及其他應收款項 | 1,067,761 | (963,716) | | (963,716) | 104,045 |
| 持作買賣之投資 | 128,894 | | | – | 128,894 |
| 應收短期貸款 | 171,979 | | | – | 171,979 |
| 應收有關連公司之短期貸款 | 186,019 | | | – | 186,019 |
| 應收孖展貸款 | 24,682 | | | – | 24,682 |
| 應收聯營公司款項 | 5,260 | | | – | 5,260 |
| 可退回税項 | 5,047 | (5,047) | | (5,047) | – |
| 已抵押銀行存款 | 20,591 | | | – | 20,591 |
| 銀行結存及現金 | 21,416 | 2,101,786 | | 2,101,786 | 2,123,202 |
| | 2,507,485 | | | 264,155 | 2,771,640 |
| **流動負債** | | | | | |
| 貿易及其他應付款項 | (1,299,327) | 1,024,761 | | 1,024,761 | (274,566) |
| 應付孖展貸款 | (152) | | | – | (152) |
| 應派股息 | (9,046) | | | – | (9,046) |
| 應付一間聯營公司款項 | (2,026) | | | – | (2,026) |
| 應繳税項 | (59,765) | 23,876 | | 23,876 | (35,889) |
| 應付餘下集團款項 | – | 140,148 | (140,148) | – | – |
| 借款－一年內到期 | (886,692) | 292,902 | | 292,902 | (593,790) |
| 銀行透支 | (26,663) | | | – | (26,663) |
| | (2,283,671) | | | 1,341,539 | (942,132) |
| 流動資產淨值 | 223,814 | | | 1,605,694 | 1,829,508 |
| 資產總值減流動負債 | 2,085,341 | | | 1,488,326 | 3,573,667 |
| **非流動負債** | | | | | |
| 借款－一年後到期 | (7,258) | | | – | (7,258) |
| 遞延税項負債 | (201) | | | – | (201) |
| | (7,459) | | | – | (7,459) |
| 總資產及負債 | 2,077,882 | | | 1,488,326 | 3,566,208 |

## 1. 完成出售事項後餘下集團之未經審核備考資產及負債報表

### (A) 緒言

餘下集團之未經審核備考資產及負債報表乃就説明出售事項之影響而編製。

餘下集團之未經審核備考資產及負債報表乃根據上市規則第4.29條而編製，猶如出售事項已於二零零五年十二月三十一日進行，用以説明出售事項之影響。

餘下集團之未經審核備考資產及負債報表乃根據本集團於二零零五年十二月三十一日之經審核綜合資產負債表（摘錄自本通函附錄一所載本集團截至二零零五年十二月三十一日止九個月之經審核綜合財務報表），並已就(i)直接涉及交易；及(ii)可實際支持而作出有關出售事項之備考調整後計算。

餘下集團之未經審核備考資產及負債報表乃根據若干假設、估計及不確定因素而編製。因此，隨附餘下集團之未經審核備考資產及負債報表並非旨在描述倘出售事項於二零零五年十二月三十一日完成之情況下，餘下集團將會達到之實際財務狀況。餘下集團之未經審核備考資產及負債報表並非旨在預測餘下集團之未來財務狀況。

餘下集團之未經審核備考資產及負債報表應與本通函附錄一所載本集團截至二零零五年十二月三十一日止九個月經審核綜合財務報表所載本集團歷史資料，以及本通函其他部分所載之其他財務資料一併閱讀。

報表乃董事僅就説明用途而編製，且基於其性質使然，其不一定反映完成出售事項後餘下集團之真實財務狀況。

## 2. 債務聲明

### 借款

於二零零六年二月二十八日(即本通函付印前就債務聲明而言之最後實際可行日期)營業時間結束時,本集團之未償還借款約為873,605,000港元,包括已抵押借款約511,585,000港元及無抵押借款約362,020,000港元。已抵押借款約511,585,000港元包括銀行借款約271,720,000港元、其他借款約200,000,000港元、信託收據貸款約15,771,000港元、股份孖展融資貸款約4,884,000港元及銀行透支約19,210,000港元。無抵押借款約362,020,000港元包括無抵押銀行借款約60,000港元、無抵押其他借款約323,046,000港元、無抵押信託收據貸款約26,266,000港元、無抵押應付票據約253,000港元及無抵押銀行透支約12,395,000港元。

### 資產抵押及擔保

於二零零六年二月二十八日營業時間結束時,已抵押借款由本集團若干資產約1,315,312,000港元抵押。

於二零零六年二月二十八日營業時間結束時,本集團之銀行及其他融資亦分別由本公司一名董事作出個人擔保約400,000,000港元、本公司作出公司擔保約98,473,000港元及本公司一名董事與本公司共同作出擔保約4,274,000港元抵押。

### 債務證券

於二零零六年二月二十八日營業時間結束時,本集團概無債務證券。

### 或然負債

於二零零六年二月二十八日營業時間結束時,本集團概無或然負債。

除上文所述及集團內公司間之負債外,於二零零六年二月二十八日營業時間結束時,本集團並無任何已發行及未償還或同意將予發行之借貸資本、銀行透支、貸款或其他類似債項、承兑負債或可承兑信貸、債權證、按揭、抵押、融資租約承擔、擔保或其他重大或然負債。

## 3. 營運資金

經計及餘下集團內部資源、出售事項估計所得款項淨額以及現有可動用銀行及其他信貸後,且無不可預見之情況下,董事認為餘下集團目前及於本通函刊發日期未來12個月內將具備足夠營運資金以應付需要。

## 4. 重大不利變動

董事並不知悉自二零零五年十二月三十一日(即本公司刊發最近期經審核賬目之日)起直至及包括最後實際可行日期止本集團之財政或營運狀況有任何重大不利變動。

**50. 結算日後事項**（續）

| | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | 二零零四年 | 二零零五年 |
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| | | | | （未經審核） | |
| 融資業務產生（動用）之現金淨額 | 62,058 | 80,209 | (152,681) | (113,533) | 292,440 |
| 現金及現金等額增加（減少）淨額 | 5,067 | (48,738) | 112,281 | 20,881 | (114,275) |
| 年／期初之現金及現金等額 | 53,927 | 62,367 | 17,841 | 17,841 | 130,803 |
| 匯率變動之影響 | 3,373 | 4,212 | 681 | 558 | 940 |
| 年／期終之現金及現金等額 | 62,367 | 17,841 | 130,803 | 39,280 | 17,468 |
| 現金及現金等額結存分析 | | | | | |
| 銀行結存及現金 | 62,367 | 17,841 | 159,165 | 39,280 | 17,468 |
| 銀行透支 | – | – | (28,362) | – | – |
| | 62,367 | 17,841 | 130,803 | 39,280 | 17,468 |

(v) 根據協議，賣方將促使各出售公司於截止日期前悉數償還及解除（如有）所有公司間結存及有關連公司結存（定義見通函）。

(b) 於二零零六年三月九日，本集團與資本策略投資有限公司（「資本策略」，本公司主要股東擁有其8.18%權益）之全資附屬公司Asset Manage Limited（「AML」）訂立一項協議，收購Rapid Growth Profits Limited（「Rapid Growth」）全部已發行股本及倫都有限公司欠負AML之所有款項，代價約39,000,000港元。Rapid Growth為一家於英屬處女群島註冊成立之公司，於香港持有投資物業。

## II. 結算日後財務報表

本集團或其任何附屬公司概無就二零零五年十二月三十一日後任何期間編製經審核財務報表。

此 致

香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓
錦興集團有限公司
列位董事 台照

**德勤•關黃陳方會計師行**
香港
執業會計師

二零零六年四月十日

## 50. 結算日後事項（續）

| | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | 二零零四年 | 二零零五年 |
| | 千港元 | 千港元 | 千港元 | 千港元（未經審核） | 千港元 |
| 營運產生（動用）之現金 | (21,873) | (60,058) | 322,264 | 171,234 | (348,263) |
| 繳訖利息及財務費用 | (3,816) | (5,262) | (3,043) | (2,956) | (8,692) |
| 已收利息 | 501 | 809 | 412 | 227 | 875 |
| 已繳稅項 | (19,977) | (41,263) | (41,370) | (27,202) | (37,683) |
| **營運業務（動用）產生之現金淨額** | (45,165) | (105,774) | 278,263 | 141,303 | (393,763) |
| **投資業務** | | | | | |
| 出售物業、機器及設備之所得款項 | 175 | 543 | 285 | 462 | 117 |
| 購置物業、機器及設備 | (12,001) | (15,651) | (13,586) | (7,351) | (13,069) |
| 購入無形資產 | – | (8,065) | – | – | – |
| **投資業務動用之現金淨額** | (11,826) | (23,173) | (13,301) | (6,889) | (12,952) |
| **融資業務** | | | | | |
| 新籌集之銀行貸款 | 400,046 | 423,969 | 700,528 | 677,203 | 591,624 |
| 償還銀行貸款 | (318,325) | (361,849) | (852,140) | (789,940) | (298,722) |
| 償還融資租約承擔 | (437) | (1,137) | (1,069) | (796) | (462) |
| 已抵押銀行結存（增加）減少 | (19,226) | 19,226 | – | – | – |

**50. 結算日後事項(續)**

(iv) 計入本集團綜合現金流動表為於有關期間及截至二零零四年十二月三十一日止九個月出售公司應佔現金流量,乃經對銷實體間結存後以合併基準呈列:

| | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | 二零零四年 | 二零零五年 |
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| | | | | (未經審核) | |
| **經營業務** | | | | | |
| 除所得稅前溢利 | 63,804 | 231,371 | 49,509 | 27,987 | 44,339 |
| 就以下項目作出調整: | | | | | |
| 利息收入 | (9,348) | (12,023) | (9,683) | (7,221) | (2,601) |
| 利息支出及財務費用 | 3,816 | 5,262 | 3,043 | 2,956 | 8,692 |
| 攤銷無形資產 | – | 1,228 | 1,228 | 921 | 920 |
| 滯銷及陳舊存貨準備 | 18,020 | 24,512 | 24,528 | (2,857) | 19,449 |
| 物業、機器及設備折舊及攤銷 | 12,465 | 13,252 | 11,623 | 8,942 | 7,437 |
| 出售物業、機器及設備虧損 | 717 | 819 | 693 | (30) | 104 |
| 營運資金變動前之經營現金流動 | 89,474 | 264,421 | 80,941 | 30,698 | 78,340 |
| 存貨(增加)減少 | (62,617) | (358,732) | 248,638 | 308,360 | (320,473) |
| 貿易及其他應收款項(增加)減少 | (339) | (304,818) | 97,521 | (108,517) | (391,553) |
| 應收同系附屬公司款項(增加)減少 | (199,878) | (11,778) | 20,730 | (36,976) | 66,205 |
| 貿易及其他應付款項(減少)增加 | (107,274) | 507,811 | (121,438) | (172,552) | 128,066 |
| 應付同系附屬公司款項增加(減少) | 257,579 | (156,319) | (3,528) | 150,221 | 91,183 |
| 應付有關連公司款項增加(減少) | 1,182 | (643) | (600) | – | (31) |

## 50. 結算日後事項（續）

| | 於三月三十一日 | | | 於二零零五年十二月三十一日 |
|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | |
| | 千港元 | 千港元 | 千港元 | 千港元 |
| **非流動負債** | | | | |
| 融資租約承擔及租購合約 | | | | |
| －一年後到期 | 1,557 | 462 | – | – |
| 應付同系附屬公司款項 | 188,114 | 7,147 | 185 | 140,731 |
| 應付有關連公司款項 | 1,182 | 581 | 32 | – |
| | 190,853 | 8,190 | 217 | 140,731 |
| **資產及負債總值** | 305,284 | 487,843 | 480,776 | 494,530 |

(iii) 計入本集團綜合收益表為於有關期間及截至二零零四年十二月三十一日止九個月出售公司應佔業績，乃經對銷實體間結存後以合併基準呈列：

| | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | 二零零四年 | 二零零五年 |
| | 千港元 | 千港元 | 千港元 | 千港元（未經審核） | 千港元 |
| 收益 | 2,883,912 | 3,617,542 | 3,851,959 | 2,856,940 | 3,172,533 |
| 銷售成本 | (1,977,695) | (2,614,755) | (2,690,494) | (2,022,707) | (2,252,703) |
| 毛利 | 906,217 | 1,002,787 | 1,161,465 | 834,233 | 919,830 |
| 其他經營收入 | 41,462 | 72,697 | 20,320 | 15,069 | 8,420 |
| 分銷及銷售開支 | (674,758) | (679,804) | (756,765) | (561,433) | (682,977) |
| 行政開支 | (115,972) | (145,498) | (160,283) | (107,646) | (115,854) |
| 其他經營開支 | (89,329) | (13,549) | (212,185) | (149,280) | (76,388) |
| 財務費用 | (3,816) | (5,262) | (3,043) | (2,956) | (8,692) |
| 除所得税前溢利 | 63,804 | 231,371 | 49,509 | 27,987 | 44,339 |
| 所得税支出 | (6,264) | (27,388) | (50,583) | (45,132) | (35,811) |
| 年／期內溢利（虧損） | 57,540 | 203,983 | (1,074) | (17,145) | 8,528 |

## 50. 結算日後事項(續)

(ii) 計入本集團綜合資產負債表為下列各結算日出售公司應佔資產及負債，乃經對銷實體間結存後以合併基準呈列：

| | 於三月三十一日 二零零三年 千港元 | 於三月三十一日 二零零四年 千港元 | 於三月三十一日 二零零五年 千港元 | 於二零零五年十二月三十一日 千港元 |
|---|---|---|---|---|
| **非流動資產** | | | | |
| 物業、機器及設備 | 23,938 | 25,661 | 25,926 | 31,258 |
| 無形資產 | 40,305 | 47,154 | 45,934 | 45,003 |
| 遞延税項資產 | 13,298 | 34,281 | 18,026 | 45,440 |
| | 77,541 | 107,096 | 89,886 | 121,701 |
| **流動資產** | | | | |
| 存貨 | 484,710 | 844,329 | 568,876 | 868,868 |
| 貿易及其他應收款項 | 403,005 | 695,874 | 584,300 | 963,716 |
| 可退回税項 | 3,424 | – | 17,513 | 5,047 |
| 銀行結存及現金 | 62,367 | 17,841 | 159,165 | 17,468 |
| 已抵押銀行存款 | 19,226 | – | – | – |
| | 972,732 | 1,558,044 | 1,329,854 | 1,855,099 |
| **流動負債** | | | | |
| 貿易及其他應付款項 | 463,518 | 1,014,792 | 898,134 | 1,024,761 |
| 應繳税項 | – | 1,829 | 11,789 | 23,876 |
| 借款－一年內到期 | 89,505 | 151,418 | – | 292,902 |
| 融資租約承擔－一年內到期 | 1,113 | 1,068 | 462 | – |
| 銀行透支 | – | – | 28,362 | – |
| | 554,136 | 1,169,107 | 938,747 | 1,341,539 |
| **流動資產淨值** | 418,596 | 388,937 | 391,107 | 513,560 |
| **資產總值減流動負債** | 496,137 | 496,033 | 480,993 | 635,261 |

## 49. 與有關連人士進行交易及所存之結餘(續)

於各結算日在聯營公司之結餘詳情載於附註22。

附註:

a. 向/由本集團墊支之貸款及本集團應付/應收之款項均為無抵押,按當時市場利率計息及根據其各自貸款協議(若有)所述年期償還。

b. 該等交易乃根據同類交易之市價而進行。

c. 該等交易乃按有關雙方共同同意之條款釐定。

此外,於二零零三年、二零零四年、二零零五年三月三十一日及二零零五年十二月三十一日,由本公司一名董事之個人擔保作抵押之本集團若干銀行及其他融資分別達6,306,000港元、6,441,000港元、6,681,000港元及404,103,000港元。

除上文所披露者外,本集團於有關期間及截至二零零四年十二月三十一日止九個月內並無與有關連人士進行任何重大交易或於各結算日時與該等人士存有重大結餘。

## 50. 結算日後事項

(a) 於二零零六年一月十九日,賣方與買方訂立協議,出售若干附屬公司及商標許可證,總代價包括(1)初步代價為330,000,000美元(相等於約2,562,450,000港元),(2)另加完成日期流動資產淨值(定義見通函)超逾87,000,000美元(相等於約675,555,000港元)之金額之款項(如有),或減去完成日期流動資產淨值少於87,000,000美元(相等於約675,555,000港元)之金額之款項(如有);及(3)另加額外金額,有關金額乃參照賣方之電子數據儲存業務及將由賣方出售之出售公司截至二零零七年三月三十一日、二零零八年三月三十一日及二零零九年三月三十一日止各十二個月期間之未計利息、稅項、折舊及攤銷前盈利釐定,而有關盈利乃按協議所載之協定基準計算。額外金額之累積最低額須為5,000,000美元(相等於約38,825,000港元),而累積最高額須為45,000,000美元(相等於約349,425,000港元)。倘買方於二零零九年四月一日前任何時間轉讓業務之控制權,則買方將會向賣方支付一筆相等於使額外付款總額達45,000,000美元(相等於約349,425,000港元)之所需金額之款項。

(i) 計入本集團無形資產賬面淨值為「Memorex」商標許可證及其他有關業務之無形資產,於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日分別為337,873,000港元、244,352,000港元、236,716,000港元及236,111,000港元。

## 49. 與有關連人士進行交易及所存之結餘

本集團於有關期間及截至二零零四年十二月三十一日止九個月與下列有關連人士進行之重大交易之詳情連同於各個結算日在該等人士所存之結餘如下：

| | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | 二零零四年 | 二零零五年 |
| | 千港元 | 千港元 | 千港元 | 千港元<br>(未經審核) | 千港元 |
| 主要股東及其聯繫人士： | | | | | |
| 於年／期終時本集團之應收貸款(附註a) | 67,997 | 167,365 | 224,233 | 172,843 | 186,019 |
| 於年／期終時應收本集團款項(附註a) | 3,796 | – | – | – | – |
| 於年／期終時本集團之應付貸款(附註a) | 165,000 | 149,333 | 149,333 | 149,333 | 321,225 |
| 年／期內由本集團墊支(償還)之貸款(附註a) | 224,875 | 140,541 | 56,868 | (5,479) | (38,213) |
| 於年／期終應付本集團款項(附註a) | 3,339 | – | – | – | – |
| 本集團已收及應收之利息(附註a) | 4,789 | 3,015 | 12,066 | 8,587 | 17,822 |
| 本集團繳訖及應付之利息(附註a) | 9,857 | 12,263 | 10,490 | 7,901 | 19,871 |
| 出售一間附屬公司(附註c) | – | – | 238 | – | – |
| 管理費收入(附註c) | 5,256 | 1,182 | – | – | – |
| 收購物業、機器及設備(附註c) | 3,000 | 13 | – | – | – |
| 年／期內由本集團墊支(償還)之貸款(附註a) | 172,000 | (15,667) | – | – | (88,108) |
| 泊車費收入(附註b) | – | 101 | 68 | – | – |
| 本集團繳訖及應付之租金(附註b) | 1,023 | 1,283 | 1,298 | 958 | 1,836 |
| 聯營公司： | | | | | |
| 本集團繳訖及應付之租金(附註b) | 2,524 | 1,347 | 1,353 | 1,016 | 653 |
| 本集團已收及應收之利息(附註a) | 639 | 1,507 | 94 | 70 | 85 |
| 管理費收入(附註c) | 9,336 | 6,677 | 3,608 | 2,704 | 2,409 |
| 年／期內由本集團墊支(償還)之貸款(附註a) | 6,400 | (41,173) | – | – | – |
| 採購製成品(附註b) | 76,894 | – | – | – | – |
| 銷售製成品(附註b) | 3,566 | – | – | – | 142 |
| 本集團已收及應收之租金(附註b) | 405 | 232 | 232 | 162 | 162 |

## 47. 退休福利計劃

本集團為本公司及其位於香港之附屬公司之合資格僱員推行強制性公積金(「強積金」)計劃。強積金計劃之資產乃獨立於本集團,以信託之基金形式持有。本集團就有關工資成本之5%向該計劃供款,與僱員之供款額相同。

本集團亦為其海外附屬公司(包括位於英國、美國及新加坡之附屬公司)之合資格僱員推行各種退休福利計劃。退休福利計劃之資產乃獨立於本集團,以信託人基金形式持有。本集團就有關工資成本之4%至10%向該等計劃供款,與僱員之供款額相同。

受僱於中國之附屬公司之本集團僱員為中國政府所推行之國家管理恩俸計劃成員。該等附屬公司須將工資若干百分比作為該退休福利計劃之供款,為福利提供資金。本集團對該退休福利計劃之承擔僅為作出特定之供款。

## 48. 資產抵押

於各結算日,本集團及本公司將下列資產作為銀行及其他融資信貸之抵押:

| | 於三月三十一日 | | | 於二零零五年十二月三十一日 |
|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | |
| | 千港元 | 千港元 | 千港元 | 千港元 |
| 貿易及其他應收款項 | 174,431 | 217,420 | 105,494 | 286,173 |
| 聯營公司之上市證券 | 59,148 | 75,199 | 88,467 | 265,790 |
| 存貨 | 39,162 | 93,180 | – | 153,253 |
| 土地及樓宇 | 30,818 | 12,392 | 13,378 | 12,351 |
| 證券投資 | 944 | 813 | 12,816 | – |
| 可供出售之投資 | – | – | – | 521,808 |
| 持作買賣之投資 | – | – | – | 129,241 |
| 銀行存款 | 19,226 | – | 20,014 | 20,591 |
| | 323,729 | 399,004 | 240,169 | 1,389,207 |

## 46. 購股權計劃（續）

截至二零零四年三月三十一日止年度，就董事及僱員接納授出之購股權而收取總代價為13港元。

截至二零零五年三月三十一日止年度，概無向董事或僱員授予或行使購股權。

| 授出日期 | 行使期 | 行使價 | 購股權數目<br>於二零零三年四月一日尚未行使 | 年內行使 | 年內註銷／失效 | 於二零零四年三月三十一日及二零零五年三月三十一日尚未行使 |
|---|---|---|---|---|---|---|
| | | 港元 | | | | |
| 董事 | | | | | | |
| 二零零一年八月三十一日 | 二零零一年八月三十一日至二零零六年八月三十日 | 2.9888 | 11,500,000 | (1,750,000) | (750,000) | 9,000,000 |
| 僱員 | | | | | | |
| 二零零一年八月三十一日 | 二零零一年八月三十一日至二零零六年八月三十日 | 2.9888 | 4,500,000 | (3,000,000) | (1,500,000) | - |
| | | | 16,000,000 | (4,750,000) | (2,250,000) | 9,000,000 |

購股權於二零零四年一月十五日獲行使。緊接購股權獲行使日期前，本公司股份之收市價為2.80港元。

| 授出日期 | 行使期 | 行使價 | 購股權數目<br>於二零零五年四月一日尚未行使 | 轉撥 | 於二零零五年十二月三十一日尚未行使 |
|---|---|---|---|---|---|
| | | 港元 | | (附註) | |
| 董事 | | | | | |
| 二零零一年八月三十一日 | 二零零一年八月三十一日至二零零六年八月三十日 | 2.9888 | 9,000,000 | (1,750,000) | 7,250,000 |
| 僱員 | | | | | |
| 二零零一年八月三十一日 | 二零零一年八月三十一日至二零零六年八月三十日 | 2.9888 | - | 1,750,000 | 1,750,000 |
| | | | 9,000,000 | - | 9,000,000 |

附註：

一名董事於二零零五年九月一日退任，故該董事擁有之購股權已轉撥至「僱員」一項。

## 46. 購股權計劃(續)

| 授出日期 | 行使期 | 行使價 港元 | 購股權數目 於二零零五年四月一日尚未行使 | 期內轉撥 (附註) | 期內註銷／失效 | 於二零零五年十二月三十一日尚未行使 |
|---|---|---|---|---|---|---|
| 董事 | | | | | | |
| 二零零四年二月二十三日 | 二零零四年二月二十三日至二零零六年二月二十二日 | 3.415 | 6,400,000 | (1,600,000) | – | 4,800,000 |
| 僱員 | | | | | | |
| 二零零四年二月二十三日 | 二零零四年二月二十三日至二零零六年二月二十二日 | 3.415 | 6,400,000 | 1,600,000 | (2,800,000) | 5,200,000 |
| | | | 12,800,000 | – | (2,800,000) | 10,000,000 |

附註:

一名董事已於二零零五年九月一日退任，故該董事擁有之購股權已轉撥至「僱員」一項。

### 二零零一年購股權計劃

| 授出日期 | 行使期 | 行使價 港元 (附註b) | 購股權數目 於二零零二年四月一日尚未行使 | 因本公司股份合併而調整 | 於二零零三年三月三十一日尚未行使 |
|---|---|---|---|---|---|
| 董事: (附註a) | | | | | |
| 二零零一年八月三十一日 | 二零零一年八月三十一日至二零零六年八月三十日 | 2.9888 | 460,000,000 | (448,500,000) | 11,500,000 |
| 僱員: | | | | | |
| 二零零一年八月三十一日 | 二零零一年八月三十一日至二零零六年八月三十日 | 2.9888 | 180,000,000 | (175,500,000) | 4,500,000 |
| | | | 640,000,000 | (624,000,000) | 16,000,000 |

附註:

a. 一名於二零零二年四月一日持有70,000,000份購股權之僱員已於截至二零零三年三月三十一日止年度獲委任為本公司董事。

b. 本公司股份於截至二零零三年三月三十一日止年度合併後(詳情載於附註38)，購股權之行使價已由0.07472港元調整為2.9888港元。

## 46. 購股權計劃（續）

根據二零零三年購股權計劃，若未經本公司股東事先批准，於任何一年內可授予任何個人之購股權不得超過本公司已發行股份之1%。向主要股東或獨立非執行董事授出之購股權如超過本公司股本之0.1%，或其價值超過5,000,000港元，須獲得本公司股東之事先批准。

於二零零三年、二零零四年、二零零五年三月三十一日及二零零五年十二月三十一日，根據二零零三年及二零零一年購股權計劃已授出及尚未行使之購股權所涉及之股份數目為16,000,000股、21,800,000股、21,800,000股及19,000,000股，佔當日本公司之已發行股份之9.98%、11.69%、9.75%及8.40%。

有關人士須自授出日期起28日內，支付1港元之代價後接納購股權。購股權可自接納日期起，至授出日期起計十年內隨時行使。行使價由本公司董事釐定，惟不得低於下列三者中之最高者：本公司股份於授出日期之收市價；股份於緊接授出日期前五個營業日之平均收市價；或本公司股份面值。

下表披露有關期間內本公司僱員（包括董事）持有之本公司購股權及其變動詳情：

**二零零三年購股權計劃**

| 授出日期 | 行使期 | 行使價<br>港元 | 於二零零四年四月一日、二零零四年三月三十一日及二零零五年三月三十一日尚未行使之購股權數目 |
|---|---|---|---|
| 董事 | | | |
| 二零零四年二月二十三日 | 二零零四年二月二十三日至二零零六年二月二十二日 | 3.415 | 6,400,000 |
| 僱員 | | | |
| 二零零四年二月三十三日 | 二零零四年二月二十三日至二零零六年二月二十二日 | 3.415 | 6,400,000 |
| | | | 12,800,000 |

## 45. 營運租約承諾（續）

於各結算日，本集團已與租戶訂立以下未來最低租金付款：

| | 於二零零三年三月三十一日 | | 於二零零四年三月三十一日 | | 於二零零五年三月三十一日 | | 於二零零五年十二月三十一日 | |
|---|---|---|---|---|---|---|---|---|
| | 土地及樓宇 | 物業、機器及設備 | 土地及樓宇 | 物業、機器及設備 | 土地及樓宇 | 物業、機器及設備 | 土地及樓宇 | 物業、機器及設備 |
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| 營運租約之屆滿年期為： | | | | | | | | |
| 一年內 | 2,662 | - | 4,747 | 20,000 | 6,738 | 20,000 | 2,244 | 20,000 |
| 第二至第五年（首尾兩年包括在內） | 9,780 | - | 18,109 | 35,000 | 24,594 | 15,000 | 8,605 | - |
| 五年以上 | 12,057 | - | 13,914 | - | 14,426 | - | 30,814 | - |
| | 24,499 | - | 36,770 | 55,000 | 45,758 | 35,000 | 41,663 | 20,000 |

本集團已與租戶訂立介乎一至十年不等之租期。

## 46. 購股權計劃

本公司於二零零一年八月二十一日採納其購股權計劃（「二零零一年購股權計劃」），旨在鼓勵本集團之僱員。根據二零零一年購股權計劃，本公司董事會可向本公司合資格僱員，包括董事（但不包括獨立非執行董事）及本公司任何附屬公司董事授出購股權，以認購本公司股份。

根據本公司於二零零三年三月十七日舉行之股東特別大會上通過之決議案，本公司已終止二零零一年購股權計劃並採納一項新購股權計劃（「二零零三年購股權計劃」）。根據二零零三年購股權計劃，本公司董事會可向本集團董事及僱員，以及董事會認為曾經或將會或能夠對本集團作出貢獻之本集團任何諮詢人、顧問、分銷商、承判商、供應商、代理人、客戶、業務夥伴、合營企業業務夥伴、發起人及服務供應商授出購股權。二零零三年購股權計劃旨在向參與者提供購入本集團專屬權益之機會，並鼓勵參與者致力以本集團及其股東之整體利益為依歸，提升本集團及其股份之價值。

根據二零零三年購股權計劃及本公司任何其他計劃授出及將予行使全部尚未行使之購股權獲行使時可能發行之股份總數，須不得超過本公司不時已發行股份之30%。在該條件之規限下，根據二零零三年購股權計劃可授出之購股權所涉及之股份總數，在加上根據任何其他計劃授出之購股權所涉及之任何股份數目後，不得超過於通過及採納二零零三年購股權計劃該日本公司已發行股份之10%。

## 45. 營運租約承諾（續）

於各結算日，本集團尚有根據不可撤銷之營運租約之承諾，該等未來最低租金之到期日如下：

| | 於二零零三年三月三十一日 | | 於二零零四年三月三十一日 | | 於二零零五年三月三十一日 | | 於二零零五年十二月三十一日 | |
|---|---|---|---|---|---|---|---|---|
| | 土地及樓宇 | 物業、機器及設備 | 土地及樓宇 | 物業、機器及設備 | 土地及樓宇 | 物業、機器及設備 | 土地及樓宇 | 物業、機器及設備 |
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| 營運租約之屆滿年期為： | | | | | | | | |
| 一年內 | 19,403 | 2,594 | 25,096 | 22,678 | 23,008 | 23,121 | 15,532 | 22,314 |
| 第二至第五年（首尾兩年包括在內） | 50,733 | 3,018 | 79,900 | 41,721 | 75,368 | 19,521 | 44,966 | 6,682 |
| 五年以上 | 34,437 | – | 53,162 | 705 | 46,519 | – | 73,147 | – |
| | 104,573 | 5,612 | 158,158 | 65,104 | 144,895 | 42,642 | 133,645 | 28,996 |

商議之租約年期由一年至十年不等，而租金在租約期內固定。

### 本集團作為出租人

| | 於三月三十一日 二零零三年 | 於三月三十一日 二零零四年 | 於三月三十一日 二零零五年 | 於二零零五年十二月三十一日 |
|---|---|---|---|---|
| | 千港元 | 千港元 | 千港元 | 千港元 |
| 年內，根據營運租約賺取之租金收入： | | | | |
| 土地及樓宇 | 4,754 | 6,568 | 7,426 | 4,916 |
| 物業、機器及設備 | – | 5,000 | 20,246 | 15,183 |
| | 4,754 | 11,568 | 27,672 | 20,099 |

## 44. 或然負債（續）

聯營公司權益產生之或然負債如下：

| | 於三月三十一日 二零零三年 千港元 | 二零零四年 千港元 | 二零零五年 千港元 | 於二零零五年十二月三十一日 千港元 |
|---|---|---|---|---|
| 就已動用銀行融資而提供擔保予銀行產生之應佔聯營公司或然負債： | | | | |
| －被投資公司 | – | 9,758 | 4,551 | 2,349 |
| －第三方 | 238,692 | 449 | 175 | – |
| 發行予下列各項之其他擔保 | | | | |
| －被投資公司 | – | 236 | 9,037 | – |
| －第三方 | 16,567 | 14,210 | – | 9,037 |
| | 255,259 | 24,653 | 13,763 | 11,386 |

以上金額指應佔聯營公司權益產生之或然負債，乃以於二零零二年、二零零三年、二零零四年及二零零五年十二月三十一日該等聯營公司之已刊發資料為基礎。

## 45. 營運租約承諾

**本集團作為承租人**

| | 於三月三十一日 二零零三年 千港元 | 二零零四年 千港元 | 二零零五年 千港元 | 於二零零五年十二月三十一日 千港元 |
|---|---|---|---|---|
| 年內，根據營運租約而支付之最低租金： | | | | |
| 土地及樓宇 | 24,209 | 27,134 | 30,585 | 19,797 |
| 物業、機器及設備 | 2,959 | 8,615 | 23,267 | 17,232 |
| | 27,168 | 35,749 | 53,852 | 37,029 |

## 43. 主要非現金交易（續）

截至二零零五年三月三十一日止年度，本集團進行之主要非現金交易如下：

(a) 根據本集團與有關人士訂立之轉讓契約，本集團重組其若干其他應付款項15,000,000港元，該等款項以相同金額之其他應收款項支付。

(b) 償還應收短期貸款2,057,000港元之款項乃以證券投資之相同金額支付。

(c) 本集團以代價6,000,000港元出售證券投資，有關代價乃以現金1,500,000港元支付，並以應收本集團一間聯營公司之款項抵銷其餘4,500,000港元餘款。

截至二零零五年十二月三十一日止九個月，本集團進行之主要非現金交易如下：

(a) 應收短期貸款及其他應收款項分別約25,590,000港元及5,770,000港元乃一間有關連公司透過等額之持作買賣投資償付。

(b) 其他應收款項169,647,000港元乃透過應收短期貸款及應收一間有關連公司短期貸款分別118,800,000港元及50,847,000港元償付。

(c) 應收一間有關連公司短期貸款12,479,000港元乃透過等額之應收短期貸款償付。

## 44. 或然負債

| | 於三月三十一日 | | | 於二零零五年十二月三十一日 |
|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | |
| | 千港元 | 千港元 | 千港元 | 千港元 |
| 就提供擔保予銀行及其他財務機構以獲取授予附屬公司之融資之已動用金額 | 11,674 | – | – | – |

本集團於美國涉及兩項侵犯專利權訴訟，截至二零零四年及二零零五年三月三十一日止年度因訴訟而產生之賠償金額介乎約285,000美元（相等於2,213,000港元）至855,000美元（相等於6,639,000港元）。由於訴訟結果未明，本集團已於二零零四年及二零零五年三月三十一日就該等訴訟計提撥備302,000美元及302,000美元（相等於2,345,000港元）以應付董事估計之可能賠償額。

於二零零五年十二月三十一日，本集團並無或然負債。

## 43. 主要非現金交易

截至二零零三年三 三十一日止年度，本集團進行之主要非現金交易如下：

(a) 本集團訂立 、機器及設備之融資租約安排，於訂立租約時之資本值為2,990,000港

(b) 本集團收購 附屬公司之額外股權，代價為278,320,000港元，以轉讓應收短期貸款 578,000港元支付。17,742,000 港元之代價餘款於二零零三年三月三十 尚未清償。

截至二零零四年三 三十一日止年度，本集團進行之主要非現金交易如下：

(a) 本集團以代 ),000,000港元收購珠海錦興。餘下代價19,492,000港元於二零零四年 三十一日仍未清付。

(b) 本集團以20, )00港元出售若干附屬公司，根據本集團與一位有關人士訂立之轉讓 其中124,387,000港元之代價以相同金額之其他應付款項抵銷。餘下 7,600,000港元以相同金額之其他應付款項抵銷。

(c) 本集團以代 0,000,000港元收購商標許可證。根據本集團與有關人士訂立之多項 重組契約及協議，部分代價分別以應收短期貸款40,699,000港元及其他應收款項81,871,000港元支付，部份代價則以現金20,000,000港元支付。餘下代價47,430,000港元於二零零四年三月三十一日仍未清付。

(d) 根據本集團與有關人士訂立之多項債務重組契約，本集團重組其若干應收短期貸款42,165,000港元及其他應收款項19,360,000港元。該等款項分別以43,275,000港元之其他貸款及18,250,000港元之其他應付款項償付。

(e) 根據本集團與有關人士訂立之一份協議，其他應收款項38,710,000港元以其他貸款23,543,000港元及應付利息15,167,000 港元償付。

(f) 短期貸款22,866,000港元、應收利息1,290,000港元及應付款項24,000港元以收購一項投資之代價24,180,000港元償付。

(g) 因收購一間聯營公司而導致應收一間聯營公司貸款增加19,024,000港元，已於其後以本集團與一位有關人士訂立之一份債務重組契約項下相同金額之應收短期貸款抵銷。

(h) 本集團以16,000,000港元之代價出售若干金額之其他資產。根據本集團與一位有關人士訂立之一份債務重組契約，代價以相同金額之應收短期貸款支付。

## 42. 出售附屬公司

| | 截至三月三十一日止年度 二零零三年 千港元 | 二零零四年 千港元 | 二零零五年 千港元 | 截至二零零五年十二月三十一日止九個月 千港元 |
|---|---|---|---|---|
| **出售資產之淨值** | | | | |
| 物業、機器及設備 | – | – | 1,483 | 64 |
| 一間聯營公司之權益 | – | – | 5,244 | – |
| 證券投資 | – | 78,388 | – | – |
| 貿易及其他應收款項 | – | – | 53 | 1,279 |
| 應收集團公司之款項 | 15,000 | 157,353 | 26,758 | 334 |
| 銀行結存及現金 | 2 | 5 | 92 | 179 |
| 貿易及其他應付款項 | – | – | (1,832) | (3,671) |
| 應付集團公司之款項 | – | (8,853) | (27,187) | (14) |
| 應付一間聯營公司之款項 | – | (1,433) | (146) | – |
| 應付税項 | (13,027) | (22,531) | – | (214) |
| 少數股東權益 | – | – | – | 280 |
| 應付一名少數股東款項 | – | – | – | (2,514) |
| | 1,975 | 202,929 | 4,465 | (4,277) |
| 已變現貨幣兑換儲備 | – | (216) | 7,842 | 583 |
| 其他已變現儲備 | – | – | (7,810) | – |
| 應佔資本儲備 | – | 556 | (556) | – |
| | 1,975 | 203,269 | 3,941 | (3,694) |
| 出售附屬公司之收益(虧損) | 25 | (1,282) | 3,504 | 6,694 |
| | 2,000 | 201,987 | 7,445 | 3,000 |
| **支付方式：** | | | | |
| 現金 | 2,000 | – | 7,445 | 3,000 |
| 其他應付款項 | – | 201,987 | – | – |
| | 2,000 | 201,987 | 7,445 | 3,000 |
| 出售附屬公司產生之現金流入(流出)淨額： | | | | |
| 現金代價 | 2,000 | – | 7,445 | 3,000 |
| 出售之銀行結存及現金 | (2) | (5) | (92) | (179) |
| | 1,998 | (5) | 7,353 | 2,821 |

有關期間內所出售之附屬公司對本集團之營業額及業績並無作出重大貢獻。有關期間內所出售之附屬公司所貢獻或動用之現金流量並不重大。

**40. 儲備（續）**

本集團於各結算日之實繳盈餘乃：

(i) 本集團於一九九八年二月二十日及二零零三年二月十九日將股份溢價賬轉撥往本集團之實繳盈餘賬所產生之進賬；

(ii) 於一九九九年及二零零三年削減本公司股份面值所產生之進賬；及

(iii) 減去轉撥往虧絀賬以抵銷本集團分別於二零零零年一月三十一日、二零零一年一月三十一日、二零零三年三月二十日及二零零五年三月三十一日虧絀金額之結餘。

於截至二零零三年三月三十一日止年度，本集團之實繳盈餘變動乃：

(i) 根據本公司於二零零三年三月十七日舉行之股東特別大會上通過之特別決議案，將於二零零三年二月十九日列於股份溢價賬進賬之1,974,565,000港元金額全部註銷及將該等金額轉撥入本集團之實繳盈餘賬內，及透過每股註銷0.99港元之繳足股本，將本公司之股份由每股1.00港元削減至每股0.01港元而產生進賬。有關詳情載於本公司於二零零三年二月二十一日刊發之通函內；及

(ii) 根據本公司於二零零三年三月二十日舉行之董事會議上通過之決議案，減去轉撥往虧絀賬內之460,000,000港元，以抵銷本公司於二零零三年三月二十日之累積虧損。

**41. 收購一間附屬公司**

截至二零零四年三月三十一日止年度，本集團按代價150,000,000港元收購珠海錦興之全部已發行股本。

該收購事項已採用收購會計法入賬。該收購事項所產生之商譽金額為4,598,000港元。

| | 截至二零零四年三月三十一日止年度<br>千港元 | 截至二零零五年十二月三十一日止九個月<br>千港元 |
|---|---|---|
| **收購資產之淨額** | | |
| 其他資產 | 150,000 | – |
| 其他應付款項 | (4,598) | (15) |
| 其他應收款項 | – | 3,301 |
| 可供出售之投資 | – | 1 |
| 少數股東權益 | – | (559) |
| | 145,402 | 2,728 |
| 商譽 | 4,598 | 623 |
| 總代價 | 150,000 | 3,351 |
| **支付方式：** | | |
| 現金 | 130,508 | 3,351 |
| 遞延代價 | 19,492 | – |
| | 150,000 | 3,351 |

## 38. 股本（續）

(c) 於二零零四年一月二十八日，簽訂私人配售安排，以現金方式向獨立私人投資者私人配售由德祥企業集團有限公司（本公司主要股東）持有之本公司21,500,000股每股面值0.01港元之股份。配售價為每股4.00港元，較股份於二零零四年一月二十八日在聯交所所報之收市價每股4.35港元折讓約8%。

根據於同日訂立之認購協議，德祥企業集團有限公司以每股4.00港元之價格，向本公司認購21,500,000股每股面值0.01港元之新股份。所得款項已撥作本公司之額外營運資金。該等新股份乃依據本公司於二零零三年八月二十八日舉行之股東週年大會上授予董事之一般授權發行，並在各方面與其他已發行股份享有同等權益。

(d) 截至二零零四年三月三十一日止年度，4,750,000股每股0.01港元之本公司股份因4,750,000份購股權獲行使而按每股2.9888港元之價格予以發行。截至二零零四年三月三十一日止年度發行之股份與當時之現有股份於各方面均享有同等權益。

(e) 於二零零四年十月二十一日，本公司透過以股代息按每股2.745港元之價格發行75,210股每股面值0.01港元之股份。於截至二零零五年三月三十一日止年度發行之股份與現有之股份於各方面享有同等權益。

(f) 於二零零四年十一月二十三日，簽訂私人配售安排，以現金方式向獨立私人投資者私人配售由德祥企業集團有限公司（本公司主要股東）持有之本公司37,000,000股每股面值0.01港元之股份。配售價為每股3.22港元，較股份於二零零四年十一月二十二日在聯交所所報之收市價每股3.50港元折讓約8%。

根據於同日訂立之認購協議，德祥企業集團有限公司以每股3.22港元之價格，向本公司認購37,000,000股每股面值0.01港元之新股份。所得款項已撥作本公司之額外營運資金。該等新股份乃依據本公司於二零零四年八月三十一日舉行之股東週年大會上授予董事之一般授權發行，並在各方面與其他已發行股份享有同等權益。

(g) 於二零零五年十月二十一日，本公司透過以股代息按每股3.367港元之價格發行2,515,285股每股面值0.01港元之股份。於截至二零零五年十二月三十一日止期間發行之股份與現有之股份於各方面享有同等權益。

## 39. 認股權證

根據附帶於本公司認股權證之條件，各份認購股權均賦予登記持有人權利，由發行日起至二零零二年四月三日止（包括首尾兩日）隨時按經調整認購價每股0.36港元（可予調整）以現金認購一股本公司新股。於二零零二年四月三日，所有餘下尚未行使認股權證（賦予登記持有人認購922,543,833股每股面值0.025港元之本公司股份）已經失效。

本公司認股權證於截至二零零三年三月三十一日止年度之行使詳情載於附註38。

## 40. 儲備

資本儲備指於二零零一年四月一日前進行收購產生之商譽。

其他儲備指本集團應佔其聯營公司之商譽儲備及其他儲備。於二零零五年三月三十一日之商譽儲備13,060,000港元已根據香港財務報告準則3號之過渡條文於二零零五年四月一日轉撥至保留溢利。

## 38. 股本

| | 股份數目 | 價值 千港元 |
|---|---|---|
| 法定股本: | | |
| 於二零零二年四月一日（每股面值0.025港元之普通股） | 26,000,000,000 | 650,000 |
| 40股合併為1股之股份合併（附註a） | (25,350,000,000) | – |
| 調整股份面值（附註a） | 64,350,000,000 | – |
| 註銷股份（附註a） | (45,000,000,000) | (450,000) |
| 於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日（每股面值0.01港元之普通股） | 20,000,000,000 | 200,000 |
| 已發行及繳足股本: | | |
| 於二零零二年四月一日（每股面值0.025港元之普通股） | 6,412,057,523 | 160,301 |
| 行使認股權證（附註b） | 70,595 | 2 |
| 綜合及調整股份面值（附註a） | (6,251,824,916) | (158,700) |
| 於二零零三年三月三十一日（每股面值0.01港元之普通股） | 160,303,202 | 1,603 |
| 發行新股份（附註c） | 21,500,000 | 215 |
| 行使購股權（附註d） | 4,750,000 | 48 |
| 於二零零四年三月三十一日（每股面值0.01港元之普通股） | 186,553,202 | 1,866 |
| 以股代息發行（附註e） | 75,210 | – |
| 發行新股份（附註f） | 37,000,000 | 370 |
| 於二零零五年三月三十一日（每股面值0.01港元之普通股） | 223,628,412 | 2,236 |
| 以股代息發行（附註g） | 2,515,285 | 25 |
| 於二零零五年十二月三十一日（每股面值0.01港元之普通股） | 226,143,697 | 2,261 |

附註:

(a) 根據本公司於二零零三年三月十七日舉行之股東特別大會上通過之特別決議案:

(i) 本公司股份已按每40股每股面值0.025港元之已發行及未發行股份合併為一股面值1.00港元之股份之基準合併;

(ii) 本公司股份面值透過註銷每股0.99港元之繳足股本，由每股1.00港元削減至每股0.01港元;

(iii) 本公司之法定但未發行股份面值拆細為每股面值0.01港元之股份;而法定但未發行股份數目亦相應增加;及

(iv) 本公司之法定股本透過註銷45,000,000,000股每股面值0.01港元股份，由650,000,000港元削減至200,000,000港元。

(b) 截至二零零三年三月三十一日止年度，70,595股每股面值0.025港元之本公司股份因70,595份認股權證獲行使而按每股0.36港元之價格予以發行。於該年內發行之股份與當時之現有股份於各方面均享有同等權益。

**37. 遞延税項**(續)

* 遞延税項抵免主要由於美國一間附屬公司主要資產負債表項目(如應收款項、存貨及應計費用)之賬面值與税基所產生之臨時差額變動所致。

就資產負債表呈列方式而言,若干遞延税項資產及負債經已抵銷。以下為就財務報告目的之遞延税項結存分析:

| | 於三月三十一日 | | | 於二零零五年十二月 |
|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | 三十一日 |
| | 千港元 | 千港元 | 千港元 | 千港元 |
| 遞延税項資產 | (13,298) | (35,480) | (18,418) | (45,440) |
| 遞延税項負債 | 750 | 136 | 114 | 201 |
| | (12,548) | (35,344) | (18,304) | (45,239) |

於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日,本集團有未動用税項虧損分別470,299,000港元、363,848,000港元、387,410,000港元及391,695,000港元,可用作抵銷未來溢利。於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日,已分別就45,357,000港元、69,488,000港元、185,000港元及零港元之虧損確認遞延税項資產。於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日,由於未能預計未來溢利趨勢,故並無就餘下424,942,000港元、294,360,000港元、387,225,000港元及391,695,000港元確認遞延税項。虧損可無限期結轉。

## 36. 應付一名少數股東款項

該金額為無抵押、免息及並無固定還款期。該等款項將不會於結算日起計之一年內償還，因此，該等款項列作非流動款項。

## 37. 遞延税項

於有關期間已確認之主要遞延税項負債（資產）及其變動如下：

| | 加速税項折舊 千港元 | 税項虧損 千港元 | 其他 千港元 | 總額 千港元 |
|---|---|---|---|---|
| 於二零零二年四月一日 | | | | |
| －如原先呈列 | – | – | – | – |
| －採納會計實務準則第12號（經修訂）時調整 | 1,532 | (15,264) | 898 | (12,834) |
| －經重列 | 1,532 | (15,264) | 898 | (12,834) |
| 扣除自（計入）該年度之綜合收益表（附註15） | 551 | (491) | 226 | 286 |
| 於二零零三年三月三十一日 | 2,083 | (15,755) | 1,124 | (12,548) |
| 外幣調整 | (57) | (1,922) | (20) | (1,999) |
| 計入該年度之綜合收益表（附註15） | (1,382) | (2,536) | (16,761)* | (20,679) |
| 税率變動之影響 | | | | |
| －扣除自（計入）該年度之綜合收益表（附註15） | 100 | (255) | 37 | (118) |
| 於二零零四年三月三十一日 | 744 | (20,468) | (15,620) | (35,344) |
| 外幣調整 | (85) | (17) | (19) | (121) |
| 扣除自（計入）該年度之綜合收益表（附註15） | 833 | 19,994 | (3,666)* | 17,161 |
| 出售一間附屬公司時變現 | (459) | 459 | – | – |
| 於二零零五年三月三十一日 | 1,033 | (32) | (19,305) | (18,304) |
| 外幣調整 | 9 | – | (34) | (25) |
| 扣除自（計入）該年度之綜合收益表（附註15） | (694) | – | (26,216) | (26,910) |
| 於二零零五年十二月三十一日 | 348 | (32) | (45,555) | (45,239) |

## 35. 融資租約承擔

| | 最低租金 | | | | 最低租金現值 | | | |
|---|---|---|---|---|---|---|---|---|
| | 於三月三十一日 | | | 於二零零五年十二月三十一日 | 於三月三十一日 | | | 於二零零五年十二月三十一日 |
| | 二零零三年 | 二零零四年 | 二零零五年 | | 二零零三年 | 二零零四年 | 二零零五年 | |
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| 根據融資租約應付之款項： | | | | | | | | |
| 一年內 | 1,181 | 1,117 | 487 | - | 1,113 | 1,068 | 462 | - |
| 兩至五年內（包括首尾兩年） | 1,868 | 536 | - | - | 1,557 | 462 | - | - |
| | 3,049 | 1,653 | 487 | - | | | | |
| 減：未來融資費用 | (379) | (123) | (25) | - | | | | |
| 租約承擔現值 | 2,670 | 1,530 | 462 | - | 2,670 | 1,530 | 462 | - |
| 減：一年內到期償還之款項（列於流動負債項） | | | | | (1,113) | (1,068) | (462) | - |
| 一年後到期償還之款項 | | | | | 1,557 | 462 | - | - |

本集團已根據融資租約租賃其若干裝置及設備，平均租期為2年。截至二零零三年、二零零四年及二零零五年三月三十一日止年度以及截至二零零五年十二月三十一日止九個月，平均有效借貸利率分別為12.51厘、9.32厘、6.92厘及6.92厘。利率乃於合約日期確定。所有租約均採用固定還款期還款，及並無就或然租金簽訂任何安排。

本集團之融資租約承擔乃以出租人之出租資產作為抵押。

本集團以有關集團實體功能貨幣以外貨幣計值之融資租約承擔載列如下：

| | 新台幣 | 美元 |
|---|---|---|
| | 千元 | 千元 |
| 於二零零五年十二月三十一日 | – | – |
| 於二零零五年三月三十一日 | – | 59 |
| 於二零零四年三月三十一日 | – | 197 |
| 於二零零三年三月三十一日 | 252 | 336 |

本集團之上述融資租約承擔之公平價值乃根據利用現行市場利率之估計未來現金流動現值釐定，與其賬面值相若。

## 34. 借款（續）

本集團定息借款風險及合約到期日如下：

| | 於三月三十一日 二零零三年 千港元 | 二零零四年 千港元 | 二零零五年 千港元 | 於二零零五年十二月三十一日 千港元 |
|---|---|---|---|---|
| 一年內到期之定息借款 | 9,422 | – | – | 200,000 |

本集團借款之有效利率（相等於合約利率）範圍如下：

| | 於三月三十一日 二零零三年 | 二零零四年 | 二零零五年 | 於二零零五年十二月三十一日 |
|---|---|---|---|---|
| 有效利率： | | | | |
| 定息借款 | 6.4厘 | 不適用 | 不適用 | 1.5厘 |
| 浮息借款 | 2.6厘至7.5厘 | 4.3厘至7.5厘 | 2.3厘至7.3厘 | 3.6厘至9.8厘 |

本集團以有關集團實體功能貨幣以外貨幣計值之借款載列如下：

| | 美元 千元 | 新台幣 千元 | 人民幣 千元 |
|---|---|---|---|
| 於二零零五年十二月三十一日 | 38,268 | 32,951 | – |
| 於二零零五年三月三十一日 | 258 | 34,148 | – |
| 於二零零四年三月三十一日 | 19,758 | 35,501 | – |
| 於二零零三年三月三十一日 | 14,090 | 36,670 | 10,000 |

本集團之借款於各結算日之公平價值與其賬面值相若。

## 34. 借款

| | 於三月三十一日 二零零三年 千港元 | 二零零四年 千港元 | 二零零五年 千港元 | 於二零零五年十二月三十一日 千港元 |
|---|---|---|---|---|
| 借款包括： | | | | |
| 銀行貸款 | 237,468 | 205,641 | 82,010 | 362,725 |
| 其他貸款 | 180,000 | 151,339 | 161,341 | 531,225 |
| | 417,468 | 356,980 | 243,351 | 893,950 |
| 分析： | | | | |
| 有抵押 | 107,140 | 159,583 | 38,531 | 530,433 |
| 無抵押 | 310,328 | 197,397 | 204,820 | 363,517 |
| | 417,468 | 356,980 | 243,351 | 893,950 |
| 上述款項須按現行市場利率計算利息，且須於以下年期償還： | | | | |
| 一年內或於要求時 | 244,473 | 349,059 | 85,881 | 886,692 |
| 一至兩年內 | 165,238 | 266 | 149,751 | 407 |
| 兩至五年內 | 843 | 940 | 1,407 | 1,358 |
| 超過五年 | 6,914 | 6,715 | 6,312 | 5,493 |
| | 417,468 | 356,980 | 243,351 | 893,950 |
| 列入流動負債項下於一年內到期之款項 | (244,473) | (349,059) | (85,881) | (886,692) |
| 一年後到期之款項 | 172,995 | 7,921 | 157,470 | 7,258 |

## 31. 應收孖展貸款╱應付款項及應付票據

於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日，本集團應收孖展貸款、應付孖展貸款及應付票據之公平價值與相關賬面值相若。

## 32. 已抵押銀行存款

該金額指抵押予銀行之存款，以作為授予本集團之短期銀行信貸之擔保，故分類為流動資產。

該筆存款按介乎2.54厘至4.36厘不等之利率計息。已抵押銀行存款將於清償有關銀行借款後解除。於各結算日之銀行存款之公平價值與相關之賬面值相若。

## 33. 貿易及其他應付款項

於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日，貿易及其他應付款項分別包括632,561,000港元、827,620,000港元、564,154,000港元及704,507,000港元之應付貿易款項結餘。

以下為於各結算日之應付貿易款項賬齡分析：

| | 於三月三十一日 | | | 於二零零五年十二月三十一日 |
|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | |
| | 千港元 | 千港元 | 千港元 | 千港元 |
| 未到期 | 319,505 | 445,088 | 417,919 | 524,123 |
| 逾期少於一個月 | 99,484 | 116,373 | 74,518 | 134,279 |
| 逾期一至兩個月 | 35,422 | 50,321 | 27,951 | 24,491 |
| 逾期超過兩個月 | 178,150 | 215,838 | 43,766 | 21,614 |
| | 632,561 | 827,620 | 564,154 | 704,507 |

本集團貿易及其他應付款項於各結算日之公平價值與其賬面值相若。

## 29. 貿易及其他應收款項（續）

本集團向其貿易客戶平均提供一至兩個月不等之信貸期。以下為於各結算日之應收貿易款項賬齡分析（扣除減值虧損）：

| | 於三月三十一日 二零零三年 千港元 | 於三月三十一日 二零零四年 千港元 | 於三月三十一日 二零零五年 千港元 | 於二零零五年十二月三十一日 千港元 |
|---|---|---|---|---|
| 未到期 | 354,824 | 624,041 | 548,407 | 831,989 |
| 逾期少於一個月 | 26,561 | 52,433 | 25,996 | 109,303 |
| 逾期一至兩個月 | 6,916 | 2,099 | 4,561 | 2,016 |
| 逾期超過兩個月 | 9,463 | 6,452 | 12,819 | 12,131 |
| | 397,764 | 685,025 | 591,783 | 955,439 |

本集團貿易應收款項於各結算日之公平價值與其賬面值相若。

## 30. 持作買賣投資

於各結算日之持作買賣投資包括：

| | 於三月三十一日 二零零三年 千港元 | 於三月三十一日 二零零四年 千港元 | 於三月三十一日 二零零五年 千港元 | 於二零零五年十二月三十一日 千港元 |
|---|---|---|---|---|
| 上市證券： | | | | |
| －於香港上市之股本證券（附註a） | – | – | – | 41,429 |
| －於其他地方上市之股本證券（附註a） | – | – | – | 21,818 |
| 非上市可兑換票據（附註b） | – | – | – | 65,647 |
| | – | – | – | 128,894 |

(a) 該等投資之公平價值乃根據於有關證券交易所提供之所報市場競爭價釐定。

(b) 該金額指本集團於截至二零零五年十二月三十一日止九個月認購之三份可兑換票據之兑換權部份。非上市可兑換票據之公平價值由本公司董事參照獨立估值師行保柏國際評估有限公司進行之估值釐定。

## 28. 存貨

| | 於三月三十一日 | | | 於二零零五年十二月三十一日 |
|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | |
| | 千港元 | 千港元 | 千港元 | 千港元 |
| 原材料 | 9,459 | 6,769 | 6,781 | 4,915 |
| 在製品 | 2,702 | 1,435 | 1,962 | 1,772 |
| 製成品 | 493,004 | 869,205 | 578,335 | 869,149 |
| | 505,165 | 877,409 | 587,078 | 875,836 |

於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日，上述存貨包括原材料分別371,000港元、109,000港元、74,000港元及312,000港元，以及製成品分別104,422,000港元、269,854,000港元、97,486,000港元及185,497,000港元，已按其可變現淨值列賬。

## 29. 貿易及其他應收款項

| | 於三月三十一日 | | | 於二零零五年十二月三十一日 |
|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | |
| | 千港元 | 千港元 | 千港元 | 千港元 |
| 貿易應收款項 | 463,138 | 736,279 | 653,637 | 1,034,394 |
| 減：累計減值 | (65,374) | (51,254) | (61,854) | (78,955) |
| | 397,764 | 685,025 | 591,783 | 955,439 |
| 其他應收款項 | 88,845 | 53,795 | 174,494 | 112,322 |
| 貿易及其他應收款項總額 | 486,609 | 738,820 | 766,277 | 1,067,761 |

## 26. 收購長期投資之按金(續)

截至二零零五年十二月三十一日止九個月,本集團已向三名獨立第三方支付合共約155,175,000港元,作為收購於中國若干供水業務、採沙業務、河沙開採權業務及物業發展業務權益之投標按金(「具潛力之投資」)。倘於本集團付款後一年內尚未落實收購具潛力之投資之條款及條件,則交易各方將退回該等付款。直至報告日期,收購具潛力之投資之條款及條件尚未與其他訂約方落實。

## 27. 其他資產

截至二零零四年三月三十一日止年度,該數額為於中國之土地開發項目成本值。該項目為珠海錦興產業園之土地開發項目,位於中國珠海市斗門區,將由本集團與一獨立第三方共同開發。本集團享有該項目之獨家開發權,並有權取得有關土地作開發用途(「其他資產」)。本集團亦有權按各方議定之代價將其他資產出售予投資者。

截至二零零四年三月三十一日止年度,取得獨家開發權之代價150,000,000港元已由本集團支付,而本集團已就地盤平整工程支付人民幣5,750,000元(相等於約5,425,000港元),而本集團已按代價約16,000,000港元向獨立第三方出售部分其他資產,出售其他資產之收益淨額約5,660,000港元已於截至二零零四年三月三十一日止年度之綜合收益表內確認。

因本公司董事認為其他資產乃持作銷售,故其他資產所產生之成本值列入流動資產。

董事已參考由獨立估值師行普敦國際評估有限公司所作估值,按二零零四年三月三十一日之公開市值基準評估其他資產之賬面值,且並無識別減值虧損。

截至二零零五年三月三十一日止年度,本集團已按代價39,600,000港元向一獨立第三方出售部分其他資產,出售其他資產收益淨額約2,515,000港元已於截至二零零五年三月三十一日止年度之綜合收益表內確認。

截至二零零五年十二月三十一日止九個月,本集團與獨立第三方訂立多份買賣協議,按總代價約118,800,000港元出售所有其餘其他資產,出售其他資產收益淨額約10,800,000港元已於截至二零零五年十二月三十一日止九個月之綜合收益表內確認。

## 25. 應收貸款（續）

本集團之應收定息貸款之利率風險及其合約到期日如下：

| | 於三月三十一日<br>二零零三年<br>千港元 | 二零零四年<br>千港元 | 二零零五年<br>千港元 | 於二零零五年<br>十二月<br>三十一日<br>千港元 |
|---|---|---|---|---|
| 應收定息貸款： | | | | |
| 一年內 | 9,100 | 6,387 | 5,533 | 20,265 |

本集團應收貸款之有效利率（相等於合約利率）範圍如下：

| | 於三月三十一日<br>二零零三年 | 二零零四年 | 二零零五年 | 於二零零五年<br>十二月<br>三十一日 |
|---|---|---|---|---|
| 有效利率： | | | | |
| 應收定息貸款 | 3.6厘至10厘 | 3.6厘至10厘 | 3.6厘至10厘 | 10厘至20厘 |
| 應收浮息貸款 | 5厘至7.1厘 | 5厘至7厘 | 5厘至7.3厘 | 5.3厘至10.8厘 |

本集團以有關集團實體功能貨幣以外貨幣計值之應收貸款載列如下：

| | 美元<br>千元 | 新台幣<br>千元 |
|---|---|---|
| 於二零零五年十二月三十一日 | 712 | 40,619 |
| 於二零零五年三月三十一日 | 712 | 78,000 |
| 於二零零四年三月三十一日 | 823 | – |
| 於二零零三年三月三十一日 | 809 | – |

本集團於結算日之應收貸款公平價值乃根據利用現行市場利率之估計未來現金流動現值釐定，與應收貸款之賬面值相若。

## 26. 收購長期投資之按金

截至二零零五年三月三十一日止年度，本集團與一獨立第三方（「賣方」）訂立有條件協議（「港口協議」），以總代價35,000,000港元收購一項於中國成立之非上市投資項目之股本權益。該項非上市投資項目主要於中國從事港口業務。

於本報告日期，根據港口協議進行之收購非上市投資之盡職審查檢討尚未完成。因此，港口協議之條件尚未達成，故有關交易仍未完成。

## 24. 可供出售之投資（續）

(c) 截至二零零五年十二月三十一日止九個月，本集團已認購總額達650,000,000港元之三份可兑換票據，該等票據乃分別向(i)祥泰行集團有限公司認購之零息可兑換票據，於二零一零年八月十日到期，贖回款額為本金額之110%；(ii)漢傳媒集團有限公司（前稱瑞力控股有限公司）認購之零息可兑換票據，於二零一零年八月九日到期，贖回款額為本金額之110%；及(iii)和記行（集團）有限公司認購之可兑換票據，按年率7.25厘計息，須每半年支付，於二零零八年九月五日到期。所有該等公司均為公眾上市公司，股份於聯交所上市。本集團已將可兑換票據之所有債務部分類為可供出售之投資，而可兑換票據之兑換權部分則分類為持作買賣投資。

於二零零五年十二月三十一日，債務部分及兑換權部分之公平價值分別約為535,611,000港元及65,647,000港元。因此，債務部分約3,072,000港元之公平價值增加及兑換權部分約51,813,000港元之公平價值減少已分別於股東權益及損益中確認。

## 25. 應收貸款

| | 於三月三十一日 | | | 於二零零五年十二月 |
|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | 三十一日 |
| | 千港元 | 千港元 | 千港元 | 千港元 |
| 應收定息貸款 | 9,100 | 6,387 | 5,533 | 20,265 |
| 應收浮息貸款 | 81,538 | 36,745 | 106,318 | 151,714 |
| 應收免息貸款 | 15,073 | 2,939 | – | – |
| | 105,711 | 46,071 | 111,851 | 171,979 |
| 就呈報目的而作出之賬面值分析： | | | | |
| 一年內 | 95,523 | 41,173 | 111,851 | 171,979 |
| 超過一年但不超過兩年 | 2,351 | 4,898 | – | – |
| 超過兩年但不超過三年 | 7,837 | – | – | – |
| | 105,711 | 46,071 | 111,851 | 171,979 |

計入二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日之應收貸款賬面值為累計減值虧損分別28,056,000港元、39,033,000港元、39,633,000港元及39,633,000港元。

## 23. 證券投資(續)

c. 截至二零零五年三月三十一日止年度,本集團已按總代價約150,000,000港元出售於富洋之權益。出售虧損淨額約29,712,000港元已於綜合收益表內確認。

於二零零五年三月三十一日,本集團持有下列投資證券作長期策略目的:

- Alfresco Gold Limited 40%*權益,該公司之業務為投資控股,擁有兩間於中國註冊成立之公司之85%權益。該兩間公司之主要業務為廣告設計及製作及提供廣告代理服務。
- 重慶金瀚實業有限公司(前稱重慶冠生園興綠洲食品有限公司)33%*權益,該公司在中國持有一幅土地。
- Earnbest Holdings Limited之30%*權益,該公司之業務為投資控股,擁有一間於中國註冊成立之公司40%權益。其主要業務為渡假村及酒店建造及旅遊業務。

* 由於本集團對該等投資並無重大影響,故該等投資乃列為投資證券。

d. 於二零零五年三月三十一日之非上市債務證券乃指香港上市公司日本亞太事業投資有限公司(「日本亞太債券」,前稱中華城市燃氣集團有限公司)發行之可兑換債券。日本亞太債券按年息1厘計息,於二零零五年十一月一日到期贖回。本集團有權在債券到期前隨時按每股0.025港元之兑換價(可於兑換時作出有關調整),將日本亞太債券兑換為日本亞太事業投資有限公司之股份。

## 24. 可供出售之投資

於二零零五年十二月三十一日之可供出售之投資按非流動資產分析,當中包括:

| | 於二零零五年十二月三十一日<br>千港元 |
|---|---|
| 上市投資: | |
| —於香港上市之股本證券(附註a) | 16,685 |
| 非上市投資: | |
| —股本證券(附註b) | 121,165 |
| —債務證券(附註c) | 535,611 |
| —會籍 | 4,938 |
| 總額 | 678,399 |

附註:

(a) 所有上市投資均按根據由聯交所提供之所報市場競爭價釐定之公平價值列賬。

(b) 非上市股本證券指於中國成立非上市實體之投資,乃於各結算日按成本值減去減值計量,原因為本公司董事認為其公平價值不能可靠地計量。截至二零零五年十二月三十一日止九個月,本公司董事已就該等非上市股本證券進行減值審閱,認為無須作出減值虧損。

## 23. 證券投資

於二零零三年、二零零四年及二零零五年三月三十一日之投資證券列載如下。於二零零五年四月一日應用香港會計準則第39號後，證券投資已根據香港會計準則第39號重新分類至適當類別（見附註2）。

| | 投資證券 | | | 其他投資 | | | 總額 | | |
|---|---|---|---|---|---|---|---|---|---|
| | 於三月三十一日 | | | 於三月三十一日 | | | 於三月三十一日 | | |
| | 二零零三年 | 二零零四年 | 二零零五年 | 二零零三年 | 二零零四年 | 二零零五年 | 二零零三年 | 二零零四年 | 二零零五年 |
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| | （附註a） | （附註b） | （附註c） | | | | | | |
| 上市證券 | | | | | | | | | |
| 香港 | 698,407 | – | – | 108,548 | 126,114 | 131,563 | 806,955 | 126,114 | 131,563 |
| 海外 | – | – | – | 984 | 850 | 1,058 | 984 | 850 | 1,058 |
| 非上市證券 | | | | | | | | | |
| 香港 | – | – | – | 6,000 | 6,000 | – | 6,000 | 6,000 | – |
| 海外／中國 | 204,573 | 188,890 | 123,348 | 78,388 | – | – | 282,961 | 188,890 | 123,348 |
| 非上市債務證券 | | | | | | | | | |
| 香港（附註d） | – | – | – | – | – | 12,000 | – | – | 12,000 |
| | 902,980 | 188,890 | 123,348 | 193,920 | 132,964 | 144,621 | 1,096,900 | 321,854 | 267,969 |
| 上市證券之市值 | 10,859 | – | – | 109,532 | 126,964 | 132,621 | 120,391 | 126,964 | 132,621 |
| 就呈報目的而作出之賬面值分析： | | | | | | | | | |
| 非流動 | 887,300 | 188,890 | 123,348 | 330 | 330 | 186 | 887,630 | 189,220 | 123,534 |
| 流動 | 15,680 | – | – | 193,590 | 132,634 | 144,435 | 209,270 | 132,634 | 144,435 |
| | 902,980 | 188,890 | 123,348 | 193,920 | 132,964 | 144,621 | 1,096,900 | 321,854 | 267,969 |

附註：

a. 於二零零三年三月三十一日，上市投資證券指於中策之14.55%權益，而非上市海外投資證券包括在富洋投資股份有限公司（「富洋」）之8.04%權益及在一間於台灣成立之基建公司（主要於台灣從事建立電訊網絡）（「EBT」）之0.61%權益。富洋由青宇投資有限公司、強潤投資有限公司、精德投資有限公司及至尚投資有限公司合併而於二零零二年四月二十一日在台灣成立。富洋主要在台灣從事有線播放業務。

b. 截至二零零四年三月三十一日止年度，EBT已按代價15,000,000港元出售。出售虧損淨額約380,000港元已於綜合收益表內確認。

於二零零四年三月三十一日，該金額乃指富洋之8.04%權益。

**22A. 應收聯營公司款項**

該等金額為無抵押、免息及須按要求償還。於二零零五年十二月三十一日之應收聯營公司款項之公平價值與相應之賬面值相若。

**22B. 應付一間聯營公司款項**

該等金額為無抵押、免息及須按要求償還。於二零零五年十二月三十一日之應付一間聯營公司款項之公平價值與相應之賬面值相若。

## 22. 聯營公司權益(續)

f. 有關本集團聯營公司之概要財務資料列載如下:

| | 於三月三十一日 二零零三年 千港元 | 二零零四年 千港元 | 二零零五年 千港元 | 於二零零五年十二月三十一日 千港元 |
|---|---|---|---|---|
| 資產總值 | 1,264,576 | 3,366,013 | 3,452,648 | 3,331,625 |
| 負債總額 | (679,846) | (1,307,787) | (1,308,483) | (1,203,568) |
| 資產淨值 | 584,730 | 2,058,226 | 2,144,165 | 2,128,057 |
| 本集團應佔聯營公司資產淨值 | 237,865 | 874,174 | 632,201 | 636,452 |

g.

| | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|
| | 二零零三年 千港元 | 二零零四年 千港元 | 二零零五年 千港元 | 二零零四年 千港元 (未經審核) | 二零零五年 千港元 |
| 收入 | 926,817 | 756,681 | 898,270 | 715,748 | 630,559 |
| 年/期內虧損 | (170,131) | (491,459) | (184,410) | (192,213) | (55,664) |
| 本集團應佔年/期內聯營公司虧損 | (36,367) | (59,857) | (64,909) | (59,175) | (20,032) |

h. 本集團已終止確認其應佔若干聯營公司之虧損,未確認應佔該等聯營公司之虧損(摘錄自聯營公司有關經審核財務報表)如下:

| | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|
| | 二零零三年 千港元 | 二零零四年 千港元 | 二零零五年 千港元 | 二零零四年 千港元 (未經審核) | 二零零五年 千港元 |
| 年/期內之未確認應佔聯營公司虧損 | (19,230) | – | – | – | – |
| 累計未確認應佔聯營公司虧損 | (19,230) | (19,230) | (19,230) | (19,230) | (19,230) |

## 22. 聯營公司權益(續)

e. 本集團之主要聯營公司於各結算日之詳情如下:

| 聯營公司名稱 | 企業結構形式 | 註冊成立／營運地點 | 本公司應佔股本權益比例 於三月三十一日 二零零三年 | 二零零四年 | 二零零五年 | 於二零零五年十二月三十一日 | 主要業務 |
|---|---|---|---|---|---|---|---|
| | | | % | % | % | % | |
| 中策 | 企業 | 香港 | – | 29.36 | 29.36 | 29.36 | 投資控股 |
| 普威 | 企業 | 新加坡 | 27.45 | 27.45 | 21.71 | 24.26 | 供應家用消費品 |

中策乃於香港上市之公司,其財政年度結算日為十二月三十一日。於採用權益會計法時,本集團只有中策已刊發之財務資料可供運用。因此,本集團應佔中策於二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日之權益,乃根據中策於二零零三年、二零零四年及二零零五年十二月三十一日之資產淨值及中策成為本集團聯營公司當日起至各結算日之業績計算。

普威乃於新加坡共和國上市之公司,其財政年度結算日為十二月三十一日。本集團應佔普威於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日之權益,乃根據普威於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日之資產淨值(摘錄自普威已刊發之財務資料)及普威成為本集團聯營公司當日起至各結算日之業績計算。

上表列載之本集團聯營公司,乃董事認為主要影響本集團於有關期間之業績或構成本集團各財政年度末資產淨值重大部份之公司。董事認為,詳載其他聯營公司會導致篇幅過於冗長。

於二零零五年三月十日,本集團及中策另一主要股東保華集團有限公司(前稱保華德祥建築集團有限公司)(「保華」)與一獨立第三方訂立一份股份銷售協議,內容有關以總代價約52,000,000港元出售中策合共270,000,000股股份(佔本集團及保華各自持有之中策15.3%權益或135,000,000股股份)(「建議出售」)。待中策完成建議之集團重組(「中策重組」)後,建議出售方告完成。

於二零零五年四月十九日,中策與本公司聯合宣佈中策重組之資料,倘獲批准及付諸實行,將導致(i)中策繼續保持公眾上市公司之地位,其附屬公司專注於電池產品製造及貿易、證券及物業投資,以及非上市投資項目;(ii)於中策重組完成後,中策旗下經營物業發展及投資控股業務之所有其他附屬公司,以及中策旗下經營輪胎製造及銷售、提供旅行團、旅遊及其他相關服務之業務將收歸群龍投資有限公司(「群龍」)(中策之一間全資附屬公司)及其附屬公司旗下;及(iii)股本重組合併後以實物方式向於待定記錄日期當時之中策股東分派群龍股份,基準為每持有一股中策股份將收取一股群龍股份。

同日,本集團擬收購群龍之額外權益(「建議收購」),惟須待中策重組完成後方可作實。建議收購已於二零零五年十月十七日經本公司股東批准。

建議出售及建議收購之詳情載於本公司於二零零五年九月十四日刊發之通函。是次交易於本報告日期尚未完成。

## 22. 聯營公司權益（續）

d. 收購一間聯營公司產生之負商譽：

| | 千港元 |
|---|---|
| **毛額** | |
| 於二零零三年及二零零四年三月三十一日 | – |
| 增項 | (233) |
| 於二零零五年三月三十一日 | (233) |
| 應用香港財務報告準則第3號時撇除累計變現（見附註2） | 233 |
| 於二零零五年十二月三十一日 | – |
| **變現** | |
| 於二零零三年及二零零四年三月三十一日 | – |
| 年內解除 | (8) |
| 於二零零五年三月三十一日 | (8) |
| 應用香港財務報告準則第3號時撇除毛額（見附註2） | 8 |
| 於二零零五年十二月三十一日 | – |
| **賬面值** | |
| 於二零零五年十二月三十一日 | – |
| 於二零零五年三月三十一日 | (225) |
| 於二零零四年三月三十一日 | – |
| 於二零零三年三月三十一日 | – |

直至二零零五年三月三十一日，負商譽按直線法於10年內解除至收入。由二零零五年四月一日起，先前計入聯營公司權益之賬面值達225,000港元之所有負商譽已於應用香港財務報告準則第3號（附註2）後在二零零五年四月一日終止確認。

## 22. 聯營公司權益(續)

c. 於二零零三年、二零零四年及二零零五年三月三十一日及二零零五年十二月三十一日分別計入聯營公司投資之商譽為65,520,000港元、256,629,000港元、51,094,000港元及38,979,000港元，乃因於有關期間收購聯營公司而產生。商譽變動列載如下：

| | 千港元 |
|---|---|
| **成本值** | |
| 增項及於二零零三年三月三十一日之結存 | 72,132 |
| 增項 | 208,760 |
| 於二零零四年及二零零五年三月三十一日 | 280,892 |
| 應用香港財務報告準則第3號時撇除累計攤銷(見附註2) | (229,798) |
| 增項 | 2,276 |
| 於二零零五年十二月三十一日 | 53,370 |
| **攤銷及減值** | |
| 本年度準備及於二零零三年三月三十一日之結存 | 6,612 |
| 本年度準備 | 17,651 |
| 於二零零四年三月三十一日 | 24,263 |
| 本年度準備 | 28,089 |
| 本年度確認之減值虧損 | 177,446 |
| 於二零零五年三月三十一日 | 229,798 |
| 應用香港財務報告準則第3號時撇除成本(見附註2) | (229,798) |
| 本期間確認之減值虧損 | 14,391 |
| 於二零零五年十二月三十一日 | 14,391 |
| **賬面值** | |
| 於二零零五年十二月三十一日 | 38,979 |
| 於二零零五年三月三十一日 | 51,094 |
| 於二零零四年三月三十一日 | 256,629 |
| 於二零零三年三月三十一日 | 65,520 |

直至二零零五年三月三十一日，商譽之攤銷期為十年。

## 22. 聯營公司權益（續）

附註：

a. 於二零零三年三月三十一日，列入證券投資之約698,400,000港元之款項，乃指本集團於中策之14.55%股本權益。中策及其附屬公司主要從事製造、物業發展及投資、經營酒店、建築及相關業務、提供旅行團、運輸及其他相關服務。

截至二零零四年三月三十一日止年度，本集團以代價約19,300,000港元收購中策之16.65%額外權益。因此，於中策之投資增至31.20%，並由證券投資重新分類為聯營公司權益。

截至二零零五年三月三十一日止年度，由於本集團行使中策之購股權，故於中策之股本權益由31.20%攤薄至29.36%。

於二零零五年三月三十一日及二零零五年十二月三十一日，本集團持有中策29.36%股本權益。

b. 借予一間聯營公司貸款為無抵押及無固定還款期。除於二零零三年、二零零四年及二零零五年三月三十一日及二零零五年十二月三十一日分別7,516,000港元、1,336,000港元、1,331,000港元及1,331,000港元之款項須按當時市場利率計算利息外，其餘均為免息。

截至二零零三年、二零零四年及二零零五年三月三十一日止三個年度，應收聯營公司款項為無抵押、免息及並無固定還款期。該等餘款將不會於結算日起計之一年內償還，因此，該等款項列作非流動款項。

本集團借予一間聯營公司之貸款及應收聯營公司款項於結算日之公平價值乃根據利用現行市場利率貼現之估計未來現金流動現值釐定，與應收貸款之賬面值相若。

## 21. 無形資產(續)

「Memorex」商用名稱之電腦相關產品貿易現金產生單位之可收回金額根據公平價值減出售成本計算法釐定;當中之公平價值乃參照出售事項所協定之初步代價,而出售成本則參照協議之其他條款。鑑於本集團於二零零六年一月二十六日刊發之公佈所載之現時估計代價淨額約2,454,000,000港元,商譽及商標許可證無須考慮減值。

「Dysan」及「Precision」商用名稱之電腦相關產品貿易現金產生單位之可收回金額根據使用中之價值計算法釐定。使用中之價值之主要假設為關於收購日起至二零零五年十二月三十一日期間貼現率、增長率及預期售價及直接成本變動之假設。管理層利用徵税前税率估計貼現率,該税率反映現時市場對金錢時值之評估,以及該現金產生單位之特有風險。有關增長率乃根據業內增長預測所計算。售價及直接成本變動乃基於過往慣例及預期日後之市場變動。

根據管理層批准來自未來四年之最近期財務預算所產生之現金流量預測,以貼現率約11.5%計算,已識別之減值虧損為164,667,000港元,並已於截至二零零五年十二月三十一日止九個月綜合收益表中確認。

## 22. 聯營公司權益

| | 於三月三十一日 | | | 於二零零五年十二月三十一日 |
|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | |
| | 千港元 | 千港元 | 千港元 | 千港元 |
| 下列聯營公司投資成本: | | | | |
| 一在香港上市(附註a) | – | 508,994 | 508,994 | 508,994 |
| 一在海外上市 | 211,612 | 211,162 | 195,736 | 200,024 |
| 一非上市 | 25,904 | 26,354 | 6,579 | 6,579 |
| 應佔收購後虧損及儲備,扣除已收股息 | (65,171) | (128,965) | (129,977) | (118,124) |
| 收購聯營公司之商譽減攤銷(附註c) | 65,520 | 256,629 | 51,094 | 38,979 |
| 收購一間聯營公司產生之負商譽減變現(附註d) | – | – | (225) | – |
| | 237,865 | 874,174 | 632,201 | 636,452 |
| 借予聯營公司貸款減準備(附註b) | 7,651 | 1,361 | 1,331 | 1,331 |
| 應收聯營公司款項(附註b) | 25,846 | 30,874 | 2,197 | – |
| | 271,362 | 906,409 | 635,729 | 637,783 |
| 上市股份之公平價值 | 134,561 | 320,500 | 299,240 | 387,859 |

## 21. 無形資產（續）

截至二零零四年三月三十一日止年度，董事已檢討收購珠海錦興所產生商譽之賬面值4,598,000港元，已識別之減值虧損為4,598,000港元，並已於綜合收益表中扣除。

由二零零五年四月一日起採納香港財務報告準則第3號後，本集團已終止攤銷上述因二零零一年四月一日後進行收購所產生之商譽，而商譽則會每年進行減值測試。

b. 截至二零零五年三月三十一日止年度，該金額為二零零五年一月一日後收購賣方額外1.6%權益所產生之商譽。根據香港財務報告準則第3號，約24,430,000港元之商譽無須攤銷。

截至二零零五年十二月三十一日止九個月，商譽增項約623,000港元乃歸因於收購Createsuccess全部權益及Sino Partner 83%股本權益。

c. 於二零零二年四月一日，該金額為於一九九九年向Memorex Telex N.V.收購「Memorex」商標許可證，並按直線法於二十年內攤銷。

截至二零零四年三月三十一日止年度，本集團根據獨立估值師行中證評估有限公司進行之估值，按代價190,000,000港元向一獨立第三方收購「Dysan」及「Precision」商標許可證。商標許可證按直線法於十年內攤銷。本集團現正於有關司法管轄區辦理該等商標許可證之登記手續。

由二零零五年四月一日起採納香港會計準則第38號後，本集團已重新評估商標許可證之可用年期，並得出結論為賬面總值約226,687,000港元之商標許可證擁有無限可用年期，無須攤銷，惟須每年進行減值測試。

d. 該金額為二零零四年收購標籤製作專利之收購價。該專利權乃按直線法在十年內攤銷。

截至二零零五年十二月三十一日止九個月，商譽及商標許可證之減值測試如下：

| | 商譽 | 商標許可證 |
|---|---|---|
| | 千港元 | 千港元 |
| 電腦相關產品貿易 －「Memorex」品牌 | 167,908 | 62,020 |
| 中國之港口業務投資 | 623 | – |
| 電腦相關產品貿易 －「Dysan」及「Precision」品牌 | – | 164,667 |
| | 168,531 | 226,687 |

商譽及商標許可證之賬面值分配至「Memorex」以及「Dysan」及「Precision」商用名稱之電腦相關產品貿易，以及中國之港口業務投資之個別現金產生單位。

## 21. 無形資產（續）

| | 二零零五年一月一日前收購產生之商譽 千港元 (附註a) | 二零零五年一月一日後收購產生之商譽 千港元 (附註b) | 商標許可證 千港元 (附註c) | 專利權 千港元 (附註d) | 總額 千港元 |
|---|---|---|---|---|---|
| 出售一間附屬公司部分股權時撇除 | (6,075) | – | – | – | (6,075) |
| 於二零零四年三月三十一日 | 117,253 | – | 31,065 | 470 | 148,788 |
| 本年度準備 | 26,693 | – | 23,566 | 807 | 51,066 |
| 於二零零五年三月三十一日 | 143,946 | – | 54,631 | 1,277 | 199,854 |
| 應用香港財務報告準則第3號時撇銷成本 | (143,946) | – | (54,631) | – | (198,577) |
| 本期間準備 | – | – | – | 605 | 605 |
| 於二零零五年十二月三十一日 | – | – | – | 1,882 | 1,882 |
| **賬面值** | | | | | |
| 於二零零五年十二月三十一日 | 143,478 | 25,053 | 62,020 | 6,183 | 236,734 |
| 於二零零五年三月三十一日 | 143,478 | 24,430 | 226,687 | 6,788 | 401,383 |
| 於二零零四年三月三十一日 | 170,171 | – | 250,253 | 7,595 | 428,019 |
| 於二零零三年三月三十一日 | 266,721 | – | 71,152 | – | 337,873 |

附註：

a. 於二零零二年四月一日，該金額為於一九九三年收購Tandy Corporation之Memtek產品部及Memorex Computer Supplies業務所產生之商譽。

截至二零零三年三月三十一日止年度，商譽增項約201,572,000港元乃歸因於增購賣方14.9%權益。該商譽乃按直線法平均在十七年內攤銷。

截至二零零四年三月三十一日止年度，商譽增項約4,598,000港元乃歸因於收購珠海錦興全部權益，而本集團亦已將其於賣方之權益減少23.5%，賬面淨值約63,782,000港元之商譽已於減少權益相應解除。

## 21. 無形資產

| | 二零零五年一月一日前收購產生之商譽<br>千港元<br>(附註a) | 二零零五年一月一日後收購產生之商譽<br>千港元<br>(附註b) | 商標許可證<br>千港元<br>(附註c) | 專利權<br>千港元<br>(附註d) | 總額<br>千港元 |
|---|---|---|---|---|---|
| **成本值** | | | | | |
| 於二零零二年四月一日 | 153,093 | – | 91,318 | – | 244,411 |
| 增項 | 201,572 | – | – | – | 201,572 |
| 於二零零三年三月三十一日 | | | | | |
| －如先前呈報 | 354,665 | – | 91,318 | – | 445,983 |
| －採納會計實務準則第12號(經調整)時調整 | (1,982) | – | – | – | (1,982) |
| －經重列 | 352,683 | – | 91,318 | – | 444,001 |
| 收購一間附屬公司時產生 | 4,598 | – | – | – | 4,598 |
| 增項 | – | – | 190,000 | 8,065 | 198,065 |
| 出售一間附屬公司部分股權時撇除 | (69,857) | – | – | – | (69,857) |
| 於二零零四年三月三十一日 | 287,424 | – | 281,318 | 8,065 | 576,807 |
| 增購一間附屬公司權益時產生 | – | 24,430 | – | – | 24,430 |
| 於二零零五年三月三十一日 | 287,424 | 24,430 | 281,318 | 8,065 | 601,237 |
| 應用香港財務報告準則第3號時撇銷累計攤銷 | (143,946) | – | (54,631) | – | (198,577) |
| 增項 | – | 623 | – | – | 623 |
| 商標許可證之減值虧損 | – | – | (164,667) | – | (164,667) |
| 於二零零五年十二月三十一日 | 143,478 | 25,053 | 62,020 | 8,065 | 238,616 |
| **攤銷** | | | | | |
| 於二零零二年四月一日 | 76,190 | – | 15,600 | – | 91,790 |
| 本年度準備 | 9,772 | – | 4,566 | – | 14,338 |
| 於二零零三年三月三十一日 | 85,962 | – | 20,166 | – | 106,128 |
| 本年度準備 | 32,768 | – | 10,899 | 470 | 44,137 |
| 於綜合收益表確認之減值虧損 | 4,598 | – | – | – | 4,598 |

**20. 物業、機器及設備（續）**

本集團之土地及樓宇包括

| | 於三月三十一日 | | | 於二零零五年十二月三十一日 |
|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | |
| | 千港元 | 千港元 | 千港元 | 千港元 |
| 香港以外地區： | | | | |
| 於中國其他地區之中期租約物業 | 25,978 | 25,050 | 24,122 | 23,426 |
| 於台灣之永久業權物業 | 12,151 | 12,392 | 13,378 | 12,351 |
| 於澳門之中期租約物業 | 1,100 | – | – | – |
| | 39,229 | 37,442 | 37,500 | 35,777 |

一九九四年於中國其他地區之中期租約土地及樓宇估值乃由一間獨立特許測量師行美國評值有限公司按公開市值基準進行。

若重估之土地及樓宇按成本值減累積折舊及攤銷入賬，其於二零零三年、二零零四年、二零零五年三月三十一日及二零零五年十二月三十一日之賬面值分別應為21,862,000港元、21,157,000港元、20,452,000港元及19,923,000港元。

於二零零三年、二零零四年及二零零五年三月三十一日，物業、機器及設備之賬面淨值包括以融資租約持有之資產，總額分別為2,660,000港元、1,985,000港元及510,000港元。

截至二零零四年三月三十一日止年度，本集團按代價1,100,000港元出售位於澳門之一項物業。因此，截至二零零三年三月三十一日止年度已參照其後售價就土地及樓宇確認1,305,000港元之減值虧損。

## 20. 物業、機器及設備（續）

| | 土地及樓宇 千港元 | 機器及機械 千港元 | 模具 千港元 | 傢俱、裝置及設備 千港元 | 汽車 千港元 | 總額 千港元 |
|---|---|---|---|---|---|---|
| **本集團** | | | | | | |
| **折舊、攤銷及減值** | | | | | | |
| 於二零零二年四月一日 | 7,223 | 34,454 | 3,375 | 36,277 | 2,819 | 84,148 |
| 外幣調整 | (1) | – | 78 | 1,439 | 1 | 1,517 |
| 本年度準備 | 1,090 | 3,413 | 1,225 | 13,742 | 1,801 | 21,271 |
| 於收益表確認之減值虧損 | 1,305 | – | – | – | – | 1,305 |
| 出售時撤除 | – | – | (1,723) | (2,920) | (220) | (4,863) |
| 於二零零三年三月三十一日 | 9,617 | 37,867 | 2,955 | 48,538 | 4,401 | 103,378 |
| 外幣調整 | 7 | – | – | 2,682 | 4 | 2,693 |
| 本年度準備 | 1,012 | 1,470 | 7 | 15,968 | 1,175 | 19,632 |
| 出售時撤除 | (2,056) | – | – | (4,456) | (1,928) | (8,440) |
| 於二零零四年三月三十一日 | 8,580 | 39,337 | 2,962 | 62,732 | 3,652 | 117,263 |
| 外幣調整 | 31 | – | – | (4,262) | 24 | (4,207) |
| 本年度準備 | 1,014 | 1,106 | 8 | 16,886 | 771 | 19,785 |
| 出售及撤銷時撤除 | – | – | – | (14,970) | (1,864) | (16,834) |
| 出售一間附屬公司時撤除 | – | – | – | (2,328) | – | (2,328) |
| 於二零零五年三月三十一日 | 9,625 | 40,443 | 2,970 | 58,058 | 2,583 | 113,679 |
| 外幣調整 | (32) | – | – | (375) | (28) | (435) |
| 本期間準備 | 762 | 323 | 1 | 8,014 | 322 | 9,422 |
| 出售及撤銷時撤除 | – | – | – | (601) | (42) | (643) |
| 出售一間附屬公司時撤除 | – | – | – | (86) | – | (86) |
| 於二零零五年十二月三十一日 | 10,355 | 40,766 | 2,971 | 65,010 | 2,835 | 121,937 |
| **賬面淨值** | | | | | | |
| 於二零零五年十二月三十一日 | 35,777 | 2,803 | – | 32,893 | 1,523 | 72,996 |
| 於二零零五年三月三十一日 | 37,500 | 3,126 | 1 | 28,128 | 1,802 | 70,557 |
| 於二零零四年三月三十一日 | 37,442 | 4,232 | 9 | 35,410 | 2,410 | 79,503 |
| 於二零零三年三月三十一日 | 39,229 | 5,702 | 16 | 35,674 | 3,491 | 84,112 |

## 20. 物業、機器及設備

| | 土地及樓宇 千港元 | 機器及機械 千港元 | 模具 千港元 | 傢俱、裝置及設備 千港元 | 汽車 千港元 | 總額 千港元 |
|---|---|---|---|---|---|---|
| **本集團** | | | | | | |
| **成本值或估值** | | | | | | |
| 於二零零二年四月一日 | 48,901 | 43,569 | 5,160 | 70,149 | 8,111 | 175,890 |
| 外幣調整 | (55) | – | 243 | 2,035 | 10 | 2,233 |
| 增項 | – | – | – | 18,699 | 748 | 19,447 |
| 出售 | – | – | (2,432) | (6,671) | (977) | (10,080) |
| 於二零零三年三月三十一日 | 48,846 | 43,569 | 2,971 | 84,212 | 7,892 | 187,490 |
| 外幣調整 | 331 | – | – | 3,473 | 9 | 3,813 |
| 增項 | – | – | – | 16,518 | 1,208 | 17,726 |
| 出售 | (3,155) | – | – | (6,061) | (3,047) | (12,263) |
| 於二零零四年三月三十一日 | 46,022 | 43,569 | 2,971 | 98,142 | 6,062 | 196,766 |
| 外幣調整 | 1,103 | – | – | (4,882) | 37 | (3,742) |
| 增項 | – | – | – | 13,528 | 701 | 14,229 |
| 出售及撇銷 | – | – | – | (16,791) | (2,415) | (19,206) |
| 出售一間附屬公司 | – | – | – | (3,811) | – | (3,811) |
| 於二零零五年三月三十一日 | 47,125 | 43,569 | 2,971 | 86,186 | 4,385 | 184,236 |
| 外幣調整 | (993) | – | – | (525) | (42) | (1,560) |
| 增項 | – | – | – | 13,085 | 250 | 13,335 |
| 出售及撇銷 | – | – | – | (693) | (235) | (928) |
| 出售一間附屬公司 | – | – | – | (150) | – | (150) |
| 於二零零五年十二月三十一日 | 46,132 | 43,569 | 2,971 | 97,903 | 4,358 | 194,933 |
| 成本值或估值分析： | | | | | | |
| 於二零零三年三月三十一日 | | | | | | |
| 成本值 | 20,639 | 43,569 | 2,971 | 84,212 | 7,892 | 159,283 |
| 估值 | 28,207 | – | – | – | – | 28,207 |
| | 48,846 | 43,569 | 2,971 | 84,212 | 7,892 | 187,490 |
| 於二零零四年三月三十一日 | | | | | | |
| 成本值 | 17,815 | 43,569 | 2,971 | 98,142 | 6,062 | 168,559 |
| 估值 | 28,207 | – | – | – | – | 28,207 |
| | 46,022 | 43,569 | 2,971 | 98,142 | 6,062 | 196,766 |
| 於二零零五年三月三十一日 | | | | | | |
| 成本值 | 18,918 | 43,569 | 2,971 | 86,186 | 4,385 | 156,029 |
| 估值 | 28,207 | – | – | – | – | 28,207 |
| | 47,125 | 43,569 | 2,971 | 86,186 | 4,385 | 184,236 |
| 於二零零五年十二月三十一日 | | | | | | |
| 成本值 | 17,925 | 43,569 | 2,971 | 97,903 | 4,358 | 166,726 |
| 估值 | 28,207 | – | – | – | – | 28,207 |
| | 46,132 | 43,569 | 2,971 | 97,903 | 4,358 | 194,933 |

## 19. 每股(虧損)盈利

截至二零零三年、二零零四年及二零零五年三月三十一日止三個年度及截至二零零四年及二零零五年十二月三十一日止九個月，每股基本(虧損)盈利乃分別按母公司股本持有人應佔年／期內虧損648,620,000港元、溢利13,300,000港元、虧損161,862,000港元、溢利4,094,000港元(未經審核)及虧損127,102,000港元，以及截至二零零三年、二零零四年及二零零五年三月三十一日止三個年度及截至二零零四年及二零零五年十二月三十一日止九個月已發行股份之加權平均數分別160,303,174股、164,239,677股、198,244,118股、189,936,529股及224,286,960股計算。

計算截至二零零三年及二零零五年三月三十一日止年度以及截至二零零五年十二月三十一日止九個月之每股攤薄虧損並無假設本公司之購股權已獲行使，原因是行使購股權會導致每股虧損減少。

計算截至二零零四年三月三十一日止年度及截至二零零四年十二月三十一日止九個月之每股攤薄盈利並無假設本公司未行使之購股權已獲行使，原因是該等購股權之行使價高於該年度每股平均市價。

截至二零零三年三月三十一日止年度因採納會計實務準則第12號(經修訂)而對每股基本虧損之比較數字作出之調整，並無對截至二零零三年三月三十一日止年度之每股基本虧損構成重大影響，故並無相應重列每股基本虧損。

下表概述下列事項對每股基本盈利之影響：

| 每股(虧損)盈利－基本 | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | 二零零四年 | 二零零五年 |
| | 港元 | 港元 | 港元 | 港元 | 港元 |
| 調整前之呈報數字 | (4.05) | 0.08 | (0.81) | 0.02 | (0.44) |
| 會計政策變動產生之調整(附註3) | – | – | (0.01) | – | (0.13) |
| 重列 | (4.05) | 0.08 | (0.82) | 0.02 | (0.57) |

## 17. 董事及僱員酬金（續）

### (b) 僱員酬金（續）

本集團於有關期間及截至二零零四年十二月三十一日止九個月並無向五位最高薪人士支付任何酬金，作為彼等加盟本集團或加盟本集團後之獎勵或離職補償。

## 18. 股息

| | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | 二零零四年 | 二零零五年 |
| | 千港元 | 千港元 | 千港元 | 千港元<br>（未經審核） | 千港元 |
| 末期，已派－二零零五年每股6港仙（可選擇以股代息）（二零零四年：每股6港仙；二零零三年：每股2港仙；二零零二年：無） | – | 3,206 | 11,193 | 11,193 | 13,418 |
| 中期，已派－二零零四年每股5港仙 | – | 8,015 | – | – | – |
| 中期，擬派－每股4港仙（可選擇以股代息） | – | – | – | – | 9,045 |
| | – | 11,221 | 11,193 | 11,193 | 22,463 |

## 17. 董事及僱員酬金（續）

### (b) 僱員酬金

截至二零零三年三月三十一日止年度、截至二零零四年及二零零五年三月三十一日止兩個年度各年、截至二零零四年十二月三十一日止九個月及截至二零零五年十二月三十一日止九個月，本集團五位最高薪人士分別包括本公司兩名董事、一名董事、一名董事及一名董事，彼等之酬金詳情已呈列於上文(a)。其餘最高薪人士之酬金總額如下：

| | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | 二零零四年 | 二零零五年 |
| | 千港元 | 千港元 | 千港元 | 千港元（未經審核） | 千港元 |
| 薪金及其他福利 | 8,802 | 9,788 | 9,916 | 7,519 | 7,966 |
| 與表現有關之獎金 | 1,064 | 3,307 | 3,898 | 3,800 | 5,698 |
| 退休福利計劃 | 50 | 381 | 252 | 169 | 185 |
| 加入時獎金 | – | – | – | – | – |
| | 9,916 | 13,476 | 14,066 | 11,488 | 13,849 |

僱員人數

| | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | 二零零四年（未經審核） | 二零零五年 |
| 1,500,001港元至2,000,000港元 | – | – | – | 2 | 1 |
| 2,000,001港元至2,500,000港元 | 1 | 2 | 2 | 1 | 2 |
| 2,500,001港元至3,000,000港元 | – | – | 1 | – | – |
| 3,000,001港元至3,500,000港元 | – | 1 | – | – | – |
| 3,500,001港元至4,000,000港元 | 2 | – | – | – | – |
| 5,500,001港元至6,000,000港元 | – | 1 | – | 1 | – |
| 7,000,001港元至7,500,000港元 | – | – | 1 | – | – |
| 7,500,001港元至8,000,000港元 | – | – | – | – | 1 |
| | 3 | 4 | 4 | 4 | 4 |

## 17. 董事及僱員酬金（續）

| | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | 二零零四年 | 二零零五年 |
| | 千港元 | 千港元 | 千港元 | 千港元<br>（未經審核） | 千港元 |
| 董事袍金 | – | – | 49 | – | 74 |
| 其他酬金： | | | | | |
| 薪金及其他福利 | 7,175 | 4,952 | 3,778 | 2,850 | 2,904 |
| 退休福利計劃供款 | 378 | 130 | 104 | 78 | 79 |
| | 7,553 | 5,082 | 3,931 | 2,928 | 3,057 |
| 支付予本公司附屬公司前任董事之離職補償 | – | 625 | – | – | – |
| | 7,553 | 5,707 | 3,931 | 2,928 | 3,057 |

本集團於有關期間及截至二零零四年十二月三十一日止九個月並無向任何董事支付任何酬金，作為彼等加盟本集團或加盟本集團後之獎勵。

各董事於有關期間內概無放棄任何酬金。

## 17. 董事及僱員酬金(續)

| | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | 二零零四年 | 二零零五年 |
| | 千港元 | 千港元 | 千港元 | 千港元<br>(未經審核) | 千港元 |
| 馬慧敏 | | | | | |
| 袍金 | – | – | 不適用 | 不適用 | 不適用 |
| 其他酬金: | | | | | |
| 薪金及其他福利 | – | – | 不適用 | 不適用 | 不適用 |
| 退休福利計劃供款 | – | – | 不適用 | 不適用 | 不適用 |
| | – | – | 不適用 | 不適用 | 不適用 |
| 施熙德 | | | | | |
| 袍金 | – | – | – | – | – |
| 其他酬金: | | | | | |
| 薪金及其他福利 | – | – | – | – | – |
| 退休福利計劃供款 | – | – | – | – | – |
| | – | – | – | – | – |
| 馬時亨 | | | | | |
| 袍金 | – | 不適用 | 不適用 | 不適用 | 不適用 |
| 其他酬金: | | | | | |
| 薪金及其他福利 | – | 不適用 | 不適用 | 不適用 | 不適用 |
| 退休福利計劃供款 | – | 不適用 | 不適用 | 不適用 | 不適用 |
| | – | 不適用 | 不適用 | 不適用 | 不適用 |

## 17. 董事及僱員酬金(續)

| | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | 二零零四年 | 二零零五年 |
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| | | | | (未經審核) | |
| 冼志輝 | | | | | |
| 袍金 | 不適用 | 不適用 | 不適用 | 不適用 | – |
| 其他酬金: | | | | | |
| 薪金及其他福利 | 不適用 | 不適用 | 不適用 | 不適用 | – |
| 退休福利計劃供款 | 不適用 | 不適用 | 不適用 | 不適用 | – |
| | 不適用 | 不適用 | 不適用 | 不適用 | – |
| 張國華 | | | | | |
| 袍金 | | | | | |
| 其他酬金: | | | | | |
| 薪金及其他福利 | 3,625 | 1,126 | 不適用 | 不適用 | 不適用 |
| 退休福利計劃供款 | 166 | 26 | 不適用 | 不適用 | 不適用 |
| | 3,791 | 1,152 | 不適用 | 不適用 | 不適用 |
| 支付予本公司附屬公司前任董事之離職補償 | – | 625 | 不適用 | 不適用 | 不適用 |
| | 3,791 | 1,777 | 不適用 | 不適用 | 不適用 |
| 曾令嘉 | | | | | |
| 袍金 | – | – | – | – | 不適用 |
| 其他酬金: | | | | | |
| 薪金及其他福利 | – | – | – | – | 不適用 |
| 退休福利計劃供款 | – | – | – | – | 不適用 |
| | – | – | – | – | 不適用 |

## 17. 董事及僱員酬金（續）

| | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | 二零零四年 | 二零零五年 |
| | 千港元 | 千港元 | 千港元 | 千港元（未經審核） | 千港元 |
| 張漢傑 | | | | | |
| 袍金 | – | – | – | – | – |
| 其他酬金： | | | | | |
| 薪金及其他福利 | – | – | – | – | – |
| 退休福利計劃供款 | – | – | – | – | – |
| | – | – | – | – | – |
| 郭嘉立 | | | | | |
| 袍金 | 不適用 | – | 24 | 12 | 36 |
| 其他酬金： | | | | | |
| 薪金及其他福利 | 不適用 | – | – | – | – |
| 退休福利計劃供款 | 不適用 | – | – | – | – |
| | 不適用 | – | 24 | 12 | 36 |
| 黃景霖 | | | | | |
| 袍金 | 不適用 | 不適用 | 25 | 12 | 38 |
| 其他酬金： | | | | | |
| 薪金及其他福利 | 不適用 | 不適用 | – | – | – |
| 退休福利計劃供款 | 不適用 | 不適用 | – | – | – |
| | 不適用 | 不適用 | 25 | 12 | 38 |
| 袁天凡 | | | | | |
| 袍金 | – | – | – | – | – |
| 其他酬金： | | | | | |
| 薪金及其他福利 | – | – | – | – | – |
| 退休福利計劃供款 | – | – | – | – | – |
| | – | – | – | – | – |

**17. 董事及僱員酬金**（續）

| | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | 二零零四年 | 二零零五年 |
| | 千港元 | 千港元 | 千港元 | 千港元（未經審核） | 千港元 |
| **陳國鴻** | | | | | |
| 袍金 | – | – | – | – | – |
| 其他酬金： | – | – | – | – | – |
| 薪金及其他福利 | – | – | – | – | – |
| 退休福利計劃供款 | – | – | – | – | – |
| | – | – | – | – | – |
| **霍建寧** | | | | | |
| 袍金 | – | – | – | – | – |
| 其他酬金： | | | | | |
| 薪金及其他福利 | – | – | – | – | – |
| 退休福利計劃供款 | – | – | – | – | – |
| | – | – | – | – | – |
| **葉德銓** | | | | | |
| 袍金 | – | – | – | – | – |
| 其他酬金： | | | | | |
| 薪金及其他福利 | – | – | – | – | – |
| 退休福利計劃供款 | – | – | – | – | – |
| | – | – | – | – | – |

## 17. 董事及僱員酬金

### (a) 董事酬金

已付或應付予各12名(二零零三年三月三十一日:13名;二零零四年三月三十一日:13名;二零零五年三月三十一日:12名及二零零四年十二月三十一日:12名)董事之酬金如下:

| | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | 二零零四年 | 二零零五年 |
| | 千港元 | 千港元 | 千港元 | 千港元<br>(未經審核) | 千港元 |
| 陳國強 | | | | | |
| 袍金 | – | – | – | – | – |
| 其他酬金: | | | | | |
| 薪金及其他福利 | – | – | – | – | – |
| 退休福利計劃供款 | – | – | – | – | – |
| | – | – | – | – | – |
| Yap, Allan | | | | | |
| 袍金 | – | – | – | – | – |
| 其他酬金: | | | | | |
| 薪金及其他福利 | 2,400 | 2,400 | 2,400 | 1,800 | 1,800 |
| 退休福利計劃供款 | 120 | 12 | 12 | 9 | 9 |
| | 2,520 | 2,412 | 2,412 | 1,809 | 1,809 |
| 呂兆泉 | | | | | |
| 袍金 | – | – | – | – | – |
| 其他酬金: | | | | | |
| 薪金及其他福利 | 1,150 | 1,426 | 1,378 | 1,050 | 1,104 |
| 退休福利計劃供款 | 92 | 92 | 92 | 69 | 70 |
| | 1,242 | 1,518 | 1,470 | 1,119 | 1,174 |

## 15. 所得税支出(續)

截至二零零五年十二月三十一日止九個月，一間於美國經營之主要附屬公司須按税率41%(二零零三年三月三十一日:39.8%;二零零四年三月三十一日:41%;二零零五年三月三十一日:41%;二零零四年十二月三十一日:41%)就美國應課税溢利繳納美國企業税。由於本集團之主要溢利來自該附屬公司，故應採用税率41%(二零零三年三月三十一日:39.8%;二零零四年三月三十一日:41%;二零零五年三月三十一日:41%;二零零四年十二月三十一日:41%)進行税項調整。

在其他司法管轄區所產生之所得税按有關司法管轄區之現行税率計算。

## 16. 年/期內(虧損)溢利

| | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | 二零零四年 | 二零零五年 |
| | 千港元 | 千港元 | 千港元 | 千港元(未經審核) | 千港元 |
| 年內(虧損)溢利已扣除(計入)以下各項: | | | | | |
| 員工成本(包括董事酬金): | | | | | |
| 薪金及其他福利 | 151,729 | 170,261 | 170,850 | 125,098 | 121,871 |
| 退休福利計劃供款 | 3,854 | 3,160 | 3,178 | 2,391 | 2,320 |
| | 155,583 | 173,421 | 174,028 | 127,489 | 124,191 |
| 折舊及攤銷: | | | | | |
| 無形資產攤銷(包括在行政開支內) | 14,338 | 44,137 | 51,066 | 38,300 | 605 |
| 物業、機器及設備之折舊及攤銷 | 21,271 | 19,632 | 19,785 | 13,807 | 9,422 |
| | 35,609 | 63,769 | 70,851 | 52,107 | 10,027 |
| 呆壞賬準備 | 36,534 | 3,208 | 22,269 | 14,662 | 1,532 |
| 應收貸款準備 | 22,056 | 16,653 | 8,338 | 5,469 | – |
| 應收孖展貸款準備(準備回撥) | 2,429 | 5,300 | (2,387) | – | 620 |
| 滯銷及陳舊存貨準備 | 12,277 | 24,679 | 25,588 | 3,084 | 19,449 |
| 核數師酬金 | 7,003 | 9,204 | 8,490 | 4,778 | 5,620 |
| 其他投資之已變現虧損(收益)淨額/出售持作買賣投資之虧損 | 83,926 | (3,975) | (44,940) | (45,554) | (21,008) |
| 出售物業、機器及設備之虧損(收益) | 3,373 | 696 | 1,098 | (258) | 108 |

## 15. 所得税支出(續)

有關期間所得税支出與綜合收益表中除所得税前(虧損)溢利對賬如下:

| | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | 二零零四年 | 二零零五年 |
| | 千港元 | 千港元 | 千港元 | 千港元(未經審核) | 千港元 |
| 除所得税前(虧損)溢利 | (574,444) | 135,245 | 17,159 | 133,667 | (120,318) |
| 按適用税率41%計算之税項(二零零三年三月三十一日:39.8%;二零零四年三月三十一日:41%;二零零五年三月三十一日:41%;二零零四年十二月三十一日:41%) | (228,629) | 55,450 | 7,035 | 54,803 | (49,330) |
| 應佔聯營公司業績之税務影響 | 14,465 | 24,539 | 26,612 | 24,262 | 8,213 |
| 不須繳税收入之税務影響 | (35,289) | (4,949) | (11,596) | (9,429) | (3,499) |
| 不能扣税支出之税務影響 | 154,753 | 66,915 | 93,530 | (7,354) | 85,800 |
| 未確認税項虧損之税務影響 | 23,379 | 1,501 | 16,434 | 13,089 | 17,133 |
| 使用先前未確認税項虧損 | (63,843) | (43,228) | (7,308) | (3,602) | (3,665) |
| 使用先前未確認遞延税項資產 | 22,307 | (24,996) | (319) | 1,520 | (811) |
| 先前已確認遞延税項資產回撥 | – | – | 27,273 | 27,273 | – |
| 確認過往年度未確認及未使用之税項虧損 | – | (24,483) | – | – | – |
| 過往年度超額準備 | 141 | (112) | – | – | – |
| 於其他司法管轄區經營之附屬公司之不同税率之影響 | 147,744 | (26,273) | (31,551) | (11,997) | 5,476 |
| 由税率增加造成之期初遞延税項負債增加 | – | (118) | – | – | – |
| 其他 | (2,828) | 1,223 | (2,713) | 1,863 | 1,757 |
| 本年度所得税支出 | 32,200 | 25,469 | 117,397 | 90,428 | 61,074 |

香港利得税就截至二零零四年及二零零五年三月三十一日止年度及截至二零零四年及二零零五年十二月三十一日止九個月估計應課税溢利按17.5%税率計算,而截至二零零三年三月三十一日止年度則按16%税率計算。由於在香港經營之附屬公司之應課税溢利全由結轉之税項虧損所抵銷,故並無於截至二零零四年三月三十一日止年度以及截至二零零四年及二零零五年十二月三十一日止九個月之財務報表中作出香港利得税準備。

## 14. 出售附屬公司及聯營公司之收益(虧損)淨額

| | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | 二零零四年 | 二零零五年 |
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| | | | | (未經審核) | |
| 出售附屬公司之收益(虧損) | 25 | (1,282) | 3,504 | 2,991 | 6,694 |
| 出售一間附屬公司部分權益之收益 | – | 28,594 | – | – | – |
| 被視為出售聯營公司權益之虧損淨額 | – | (16,935) | (19,251) | (19,251) | – |
| 出售聯營公司權益之(虧損)收益 | – | – | – | (10) | 4,084 |
| | 25 | 10,377 | (15,747) | (16,270) | 10,778 |

## 15. 所得税支出

| | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | 二零零四年 | 二零零五年 |
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| | | | | (未經審核) | |
| 現時税項: | | | | | |
| 香港利得税 | | | | | |
| 現時税項 | 141 | – | 79 | – | – |
| 過往年度超額準備 | – | (112) | – | – | – |
| 海外 | 31,773 | 46,378 | 100,157 | 129,339 | 87,984 |
| | 31,914 | 46,266 | 100,236 | 129,339 | 87,984 |
| 遞延税項(附註37) | | | | | |
| 本年度 | 286 | (20,679) | 17,161 | (38,911) | (26,910) |
| 税率變動應佔 | – | (118) | – | – | – |
| | 286 | (20,797) | 17,161 | (38,911) | (26,910) |
| | 32,200 | 25,469 | 117,397 | 90,428 | 61,074 |

## 13. 因收購一間聯營公司而產生之商譽之減值虧損

a. 於截至二零零三年三月三十一日止年度，本公司董事已參照一間聯營公司鼎營科技股份有限公司(「鼎營」)之財務表現及業務運作，檢討收購該聯營公司時產生之商譽之賬面值(已於往年在資本儲備中列為借項)。該聯營公司於台灣註冊成立，主要從事電子產品及其他周邊設備之推銷。根據當前市況、鼎營之經營業績及折現現金流量預測，104,585,000港元減值虧損獲確立並於綜合收益表中確認。

b. 於截至二零零五年三月三十一日止年度，本公司董事已參照另一間聯營公司中策集團有限公司(「中策」)之財務表現及業務運作，檢討往年收購該聯營公司時產生之商譽之賬面值。該聯營公司於香港註冊成立，其股份於聯交所上市。經考慮當前市況及中策之經營業績，177,446,000港元減值虧損獲確立並於綜合收益表中確認。

c. 截至二零零五年十二月三十一日止九個月，本公司董事已參照另一間聯營公司普威集團有限公司(「普威」)之財務表現及業務運作，檢討往年收購該聯營公司時產生之商譽之賬面值。該聯營公司於新加坡共和國註冊成立，其股份於新加坡證券交易所上市，主要從事糧食及家居消費品供應。就普威之消費業務及保健業務分類而言，商譽之賬面值已分配至現金產生單位。

現金產生單位之可收回金額乃按照使用中之價值作基準釐定。彼等之可收回金額乃根據若干主要假設。計算使用中之價值乃使用來自未來三年之最近期財務預算所產生之現金流量預測，以貼現率約10%計算。管理層利用徵税前税率估計貼現率，該税率反映現時市場對金錢時值之評估，以及該現金產生單位之特有風險。有關增長率乃根據業內增長預測所計算。

經考慮現行市況及利用貼現率約10%計算之現金流量預測，已識別之減值虧損為14,391,000港元，並已於綜合收益表中確認。

## 11. 其他經營開支

| | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | 二零零四年 | 二零零五年 |
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| | | | | (未經審核) | |
| 持有其他投資之未變現虧損淨額 | 26,482 | – | – | – | – |
| 持有作買賣投資公平價值減少 | – | – | – | – | 75,215 |
| 撇銷應收長期貸款及利息 | 10,821 | – | – | – | – |
| 物業、機器及設備之減值虧損 | 1,305 | – | – | – | – |
| 收購一間附屬公司所產生商譽之減值虧損 | – | 4,598 | – | – | – |
| 出售投資證券之虧損 | – | – | 29,712 | – | – |
| | 38,608 | 4,598 | 29,712 | – | 75,215 |

## 12. 財務費用

| | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | 二零零四年 | 二零零五年 |
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| | | | | (未經審核) | |
| 須於五年內悉數償還之借款利息： | | | | | |
| 一銀行貸款及透支 | 10,458 | 12,070 | 5,722 | 5,011 | 12,051 |
| 一其他貸款 | 20,360 | 13,229 | 11,875 | 8,739 | 38,562 |
| 一融資租約 | 244 | 587 | 99 | 81 | 24 |
| 無須於五年內悉數償還之銀行借款利息 | 607 | 554 | 502 | 393 | 315 |
| | 31,669 | 26,440 | 18,198 | 14,224 | 50,952 |

**9.　分類資料**（續）

分類資產與物業、機器及設備賬面值增項按該等資產所處地理區域列表分析如下：

| | 分類資產之賬面值 | | | | 物業、機器及設備增項 | | | |
|---|---|---|---|---|---|---|---|---|
| | 於三月三十一日 | | | 於二零零五年十二月三十一日 | 截至三月三十一日止年度 | | | 截至二零零五年十二月三十一日止九個月 |
| | 二零零三年 | 二零零四年 | 二零零五年 | | 二零零三年 | 二零零四年 | 二零零五年 | |
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| 香港 | 1,265,517 | 1,249,153 | 1,349,581 | 1,758,593 | 4,359 | 1,742 | 501 | 183 |
| 北美 | 905,828 | 1,180,872 | 1,118,220 | 1,655,073 | 10,843 | 10,944 | 11,311 | 11,534 |
| 歐洲 | 184,075 | 392,483 | 257,408 | 210,114 | 4,080 | 4,717 | 2,111 | 1,314 |
| 台灣 | 291,384 | 253,034 | 49,178 | 60,071 | 124 | 234 | 294 | 278 |
| 其他 | 269,756 | 404,195 | 462,365 | 402,987 | 41 | 89 | 12 | 25 |
| | 2,916,560 | 3,479,737 | 3,236,752 | 4,086,838 | 19,447 | 17,726 | 14,229 | 13,334 |

因無形資產及遞延稅項資產不適用於劃入地域分類，故於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日分別價值337,873,000港元、428,019,000港元、401,383,000港元及236,734,000港元之無形資產及13,298,000港元、35,480,000港元、18,418,000港元及45,440,000港元之遞延稅項資產未列入於分類資產賬面值分析表。

**10.　其他經營收入**

其他經營收入包括下列項目：

| | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | 二零零四年 | 二零零五年 |
| | 千港元 | 千港元 | 千港元 | 千港元（未經審核） | 千港元 |
| 銀行存款之利息 | 720 | 2,938 | 1,427 | 2,913 | 1,771 |
| 應收貸款之利息 | 37,287 | 18,283 | 21,130 | 12,473 | 30,866 |
| 應收聯營公司貸款之利息 | 639 | 1,507 | 94 | 70 | 85 |
| 匯兌收益淨額 | 18,974 | 31,467 | 324 | – | – |
| 互聯網服務收入 | 5,262 | 3,363 | 3,096 | 2,484 | 366 |
| 專利收入 | 3,063 | 2,722 | 2,787 | 2,127 | 1,147 |
| 持有其他投資之未變現收益淨額 | – | 16,829 | 17,223 | 11,471 | – |
| 出售證券投資之收益淨額 | – | 9,577 | – | – | – |
| 租金收入 | – | 11,568 | 27,672 | 20,685 | 19,821 |
| 買賣衍生財務工具之收益淨額 | – | – | 15,100 | 15,100 | – |
| 豁免一名第三方之債項 | – | – | 14,415 | – | – |
| 管理費收入 | 5,778 | 8,138 | 3,573 | 2,311 | 2,409 |

## 9. 分類資料（續）

| | 電腦相關產品貿易 千港元 | 企業 千港元 | 綜合 千港元 |
|---|---|---|---|
| 其他資料 | | | |
| 截至二零零四年十二月三十一日止九個月（未經審核） | | | |
| 資本開支 | 7,519 | 12 | 7,531 |
| 折舊及攤銷 | 49,960 | 2,145 | 52,105 |

**地域分類**

本集團電腦相關產品貿易主要於北美及歐洲進行。消費電子產品貿易主要於北美進行，證券買賣主要於香港進行，及物業發展及買賣主要於中國進行。

本集團之銷售收入按地域市場列表分析如下（不管貨品／服務來源）：

| | 按地域市場銷售收入 | | | | |
|---|---|---|---|---|---|
| | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
| | 二零零三年 千港元 | 二零零四年 千港元 | 二零零五年 千港元 | 二零零四年 千港元（未經審核） | 二零零五年 千港元 |
| 北美 | 3,483,037 | 4,222,099 | 4,834,806 | 3,807,021 | 3,868,906 |
| 歐洲 | 484,362 | 564,896 | 581,085 | 443,959 | 312,407 |
| 其他 | 195,405 | 238,935 | 260,568 | 183,144 | 342,170 |
| | 4,162,804 | 5,025,930 | 5,676,459 | 4,434,124 | 4,523,483 |

**9. 分類資料(續)**

| | 電腦相關產品貿易 千港元 | 消費電子產品貿易 千港元 | 證券買賣 千港元 | 物業發展及買賣 千港元 | 綜合 千港元 |
|---|---|---|---|---|---|
| 截至二零零四年十二月三十一日止九個月(未經審核) | | | | | |
| **收入** | | | | | |
| 外部銷售 | 2,962,703 | 1,392,577 | 78,844 | – | 4,434,124 |
| **分類業績** | 164,604 | 20,807 | 57,025 | – | 242,436 |
| 利息收入 | | | | | 15,456 |
| 未分配企業支出 | | | | | (13,491) |
| 財務費用 | | | | | (14,224) |
| 應佔聯營公司虧損 | | | | | (59,175) |
| 攤銷收購聯營公司所產生之商譽 | | | | | (21,065) |
| 出售附屬公司及聯營公司之虧損淨額 | | | | | (16,270) |
| 除所得稅前溢利 | | | | | 133,667 |
| 所得稅支出 | | | | | (90,428) |
| 期內溢利 | | | | | 43,239 |

## 9. 分類資料(續)

| | 電腦相關產品貿易 千港元 | 消費電子產品貿易 千港元 | 證券買賣 千港元 | 物業發展及買賣 千港元 | 綜合 千港元 |
|---|---|---|---|---|---|
| 於二零零五年十二月三十一日之資產及負債 | | | | | |
| **資產** | | | | | |
| 分類資產 | 2,179,160 | 1,079 | 128,894 | – | 2,309,133 |
| 聯營公司權益 | | | | | 637,783 |
| 未分配企業資產 | | | | | 1,422,096 |
| 綜合總資產 | | | | | 4,369,012 |
| **負債** | | | | | |
| 分類負債 | 1,237,316 | – | 1,255 | – | 1,238,571 |
| 借款 | | | | | 893,950 |
| 未分配企業負債 | | | | | 158,609 |
| 綜合總負債 | | | | | 2,291,130 |

| | 電腦相關產品貿易 千港元 | 證券買賣 千港元 | 企業 千港元 | 綜合 千港元 |
|---|---|---|---|---|
| 其他資料 截至二零零五年十二月三十一日止九個月 | | | | |
| 資本開支 | 13,335 | – | – | 13,335 |
| 折舊及攤銷 | 9,887 | – | 140 | 10,027 |
| 商標許可證之減值虧損 | 164,667 | – | – | 164,667 |
| 收購一間聯營公司權益所產生商譽之減值虧損 | – | – | 14,391 | 14,391 |

## 9. 分類資料（續）

| | 電腦相關產品貿易 千港元 | 消費電子產品貿易 千港元 | 證券買賣 千港元 | 物業發展及買賣 千港元 | 綜合 千港元 |
|---|---|---|---|---|---|
| 截至二零零五年十二月三十一日止九個月 | | | | | |
| 收入 | | | | | |
| 外部銷售 | 3,210,121 | 1,080,566 | 113,996 | 118,800 | 4,523,483 |
| 分類業績 | 105,185 | 20,189 | (53,566) | 12,307 | 84,115 |
| 利息收入 | | | | | 32,722 |
| 未分配企業收入淨額 | | | | | 2,109 |
| 財務費用 | | | | | (50,952) |
| 應佔聯營公司業績 | | | | | (20,032) |
| 收購一間聯營公司所產生商譽之減值虧損 | | | | | (14,391) |
| 出售附屬公司及聯營公司之收益淨額 | | | | | 10,778 |
| 商標許可證之減值虧損 | | | | | (164,667) |
| 除所得税前虧損 | | | | | (120,318) |
| 所得税支出 | | | | | (61,074) |
| 期內虧損 | | | | | (181,392) |

9. 分類資料（續）

| | 電腦相關產品貿易 | 消費電子產品貿易 | 證券買賣 | 物業發展及買賣 | 綜合 |
|---|---|---|---|---|---|
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元（經重列） |
| 於二零零五年三月三十一日之資產及負債 | | | | | |
| **資產** | | | | | |
| 分類資產 | 1,784,675 | 3,792 | 144,621 | 108,000 | 2,041,088 |
| 聯營公司權益 | | | | | 635,729 |
| 未分配企業資產 | | | | | 979,736 |
| 綜合總資產 | | | | | 3,656,553 |
| **負債** | | | | | |
| 分類負債 | 872,534 | – | 103 | 1,512 | 874,149 |
| 借款 | | | | | 243,351 |
| 未分配企業負債 | | | | | 283,062 |
| 綜合總負債 | | | | | 1,400,562 |

| | 電腦相關產品貿易 | 企業 | 綜合 |
|---|---|---|---|
| | 千港元 | 千港元 | 千港元 |
| 其他資料 | | | |
| 截至二零零五年三月三十一日止年度 | | | |
| 於二零零五年一月一日以後收購一間附屬公司額外權益所產生之商譽 | 24,430 | – | 24,430 |
| 資本開支 | 13,758 | 471 | 14,229 |
| 折舊及攤銷 | 69,290 | 1,561 | 70,851 |
| 收購一間聯營公司所產生商譽之減值虧損 | – | 177,446 | 177,446 |
| 其他非現金開支 | 42,876 | 31,280 | 74,156 |

9. **分類資料**（續）

| | 電腦相關產品貿易 千港元 | 企業 千港元 | 綜合 千港元 (經重列) |
|---|---|---|---|
| 其他資料 | | | |
| 截至二零零四年三月三十一日止年度 | | | |
| 收購一間聯營公司權益所產生之商譽增加 | – | 208,760 | 208,760 |
| 收購一間附屬公司所產生之無形資產（商譽除外）增加 | 198,065 | – | 198,065 |
| 資本開支 | 16,946 | 780 | 17,726 |
| 折舊及攤銷 | 61,640 | 2,129 | 63,769 |
| 收購一間附屬公司所產生商譽之減值虧損 | – | 4,598 | 4,598 |
| 其他非現金開支 | 42,651 | 24,820 | 67,471 |

| | 電腦相關產品貿易 千港元 | 消費電子產品貿易 千港元 | 證券買賣 千港元 | 物業發展及買賣 千港元 | 綜合 千港元 (經重列) |
|---|---|---|---|---|---|
| 截至二零零五年三月三十一日止年度 | | | | | |
| **收入** | | | | | |
| 外部銷售 | 3,977,713 | 1,565,262 | 93,884 | 39,600 | 5,676,459 |
| **分類業績** | 256,558 | 24,847 | 77,263 | 2,105 | 360,773 |
| 利息收入 | | | | | 22,651 |
| 未分配企業支出 | | | | | (63,933) |
| 變現收購一間聯營公司額外權益所產生之負商譽 | | | | | 2,057 |
| 財務費用 | | | | | (18,198) |
| 應佔聯營公司虧損 | | | | | (64,909) |
| 收購一間聯營公司所產生商譽之減值虧損 | | | | | (177,446) |
| 攤銷收購聯營公司所產生之商譽 | | | | | (28,089) |
| 出售附屬公司及聯營公司之虧損淨額 | | | | | (15,747) |
| 除所得稅前溢利 | | | | | 17,159 |
| 所得稅支出 | | | | | (117,397) |
| 年內虧損 | | | | | (100,238) |

9. **分類資料**(續)

| | 電腦相關產品貿易 千港元 | 消費電子產品貿易 千港元 | 證券買賣 千港元 | 物業發展及買賣 千港元 | 綜合 千港元 (經重列) |
|---|---|---|---|---|---|
| 截至二零零四年三月三十一日止年度 | | | | | |
| **收入** | | | | | |
| 外部銷售 | 3,737,278 | 1,237,703 | 34,949 | 16,000 | 5,025,930 |
| **分類業績** | 206,695 | 21,881 | 20,804 | 5,656 | 255,036 |
| 利息收入 | | | | | 22,728 |
| 未分配企業支出 | | | | | (48,948) |
| 財務費用 | | | | | (26,440) |
| 應佔聯營公司虧損 | | | | | (59,857) |
| 攤銷收購聯營公司所產生之商譽 | | | | | (17,651) |
| 出售附屬公司及聯營公司之收益淨額 | | | | | 10,377 |
| 除所得稅前溢利 | | | | | 135,245 |
| 所得稅支出 | | | | | (25,469) |
| 年內溢利 | | | | | 109,776 |

| | 電腦相關產品貿易 千港元 | 消費電子產品貿易 千港元 | 證券買賣 千港元 | 物業發展及買賣 千港元 | 綜合 千港元 (經重列) |
|---|---|---|---|---|---|
| 於二零零四年三月三十一日之資產及負債 | | | | | |
| **資產** | | | | | |
| 分類資產 | 2,109,537 | 1,561 | 132,964 | 145,085 | 2,389,147 |
| 聯營公司權益 | | | | | 906,409 |
| 未分配企業資產 | | | | | 647,680 |
| 綜合總資產 | | | | | 3,943,236 |
| **負債** | | | | | |
| 分類負債 | 1,105,559 | – | 4,467 | 1,512 | 1,111,538 |
| 借款 | | | | | 356,980 |
| 未分配企業負債 | | | | | 196,380 |
| 綜合總負債 | | | | | 1,664,898 |

## 9. 分類資料（續）

| | 電腦相關產品貿易 | 消費電子產品貿易 | 證券買賣 | 物業發展及買賣 | 綜合 |
|---|---|---|---|---|---|
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元（經重列） |
| 於二零零三年三月三十一日之資產及負債 | | | | | |
| **資產** | | | | | |
| 分類資產 | 1,395,363 | 983 | 193,920 | – | 1,590,266 |
| 聯營公司權益 | | | | | 271,362 |
| 證券投資 | | | | | 902,980 |
| 未分配企業資產 | | | | | 503,123 |
| 綜合總資產 | | | | | 3,267,731 |
| **負債** | | | | | |
| 分類負債 | 880,683 | – | 3,161 | – | 883,844 |
| 借款 | | | | | 417,468 |
| 未分配企業負債 | | | | | 62,254 |
| 綜合總負債 | | | | | 1,363,566 |

| | 電腦相關產品貿易 | 企業 | 綜合 |
|---|---|---|---|
| | 千港元 | 千港元 | 千港元（經重列） |
| 其他資料<br>截至二零零三年三月三十一日止年度 | | | |
| 收購一間附屬公司額外權益所產生之商譽增加 | 199,590 | – | 199,590 |
| 資本開支 | 15,810 | 3,637 | 19,447 |
| 折舊及攤銷 | 33,657 | 1,952 | 35,609 |
| 投資證券減值虧損 | – | 323,287 | 323,287 |
| 物業、機器及設備減值虧損 | – | 1,305 | 1,305 |
| 其他非現金開支 | 76,669 | 5,706 | 82,375 |

## 9. 分類資料（續）

有關該等業務之分類資料呈列如下：

| | 電腦相關產品貿易 千港元 | 消費電子產品貿易 千港元 | 證券買賣 千港元 | 物業發展及買賣 千港元 | 綜合 千港元 (經重列) |
|---|---|---|---|---|---|
| 截至二零零三年三月三十一日止年度 | | | | | |
| **收入** | | | | | |
| 外部銷售 | 2,975,181 | 1,109,617 | 78,006 | – | 4,162,804 |
| **分類業績** | 97,875 | 20,177 | (110,408) | – | 7,644 |
| 利息收入 | | | | | 38,646 |
| 未分配企業支出 | | | | | (38,644) |
| 投資證券之減值虧損 | | | | | (323,287) |
| 財務費用 | | | | | (31,669) |
| 應佔聯營公司虧損 | | | | | (36,367) |
| 收購一間聯營公司所產生商譽之減值虧損 | | | | | (104,585) |
| 出售附屬公司之收益淨額 | | | | | 25 |
| 攤銷收購一間聯營公司所產生之商譽 | | | | | (6,612) |
| 借予聯營公司之貸款準備 | | | | | (79,595) |
| 除所得税前虧損 | | | | | (574,444) |
| 所得税支出 | | | | | (32,200) |
| 年內虧損 | | | | | (606,644) |

## 8. 收入

收入乃本集團於有關期間及截至二零零四年十二月三十一日止九個月售予外間客戶之貨品、與外間客戶買賣之證券及售予外間客戶之其他資產之已收及應收款項淨額，有關詳情分析如下：

| | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | 二零零四年 | 二零零五年 |
| | 千港元 | 千港元 | 千港元 | 千港元（未經審核） | 千港元 |
| 銷售貨品 | 4,084,798 | 4,974,981 | 5,542,975 | 4,355,280 | 4,290,687 |
| 證券買賣 | 78,006 | 34,949 | 93,884 | 78,844 | 113,996 |
| 銷售其他資產（附註27） | – | 16,000 | 39,600 | – | 118,800 |
| | 4,162,804 | 5,025,930 | 5,676,459 | 4,434,124 | 4,523,483 |

## 9. 分類資料

根據本集團內部財務報告，本集團決定業務分類為主要報告形式，地域分類為次要報告形式。

### 業務分類

本集團由四種業務分類組成，即電腦相關產品、消費電子產品貿易、證券買賣以及物業發展及買賣。

於二零零五年重新評估業務後，本集團於截至二零零五年三月三十一日止年度及截至二零零五年十二月三十一日止九個月將物業發展及買賣業務視為本集團第四項核心業務，故有關收入乃披露為本集團本年度營業額。截至二零零四年三月三十一日止年度，此項業務乃計入其他收入項目。比較數字已經重列以符合二零零五年之呈列方式。

## 7. 財務風險管理目標及政策

本集團之主要財務工具包括股本及債務投資、借款、貿易及其他應收款項、應收短期貸款、應收孖展貸款及銀行存款或應付款項、貿易及其他應付款項以及融資租約承擔及銀行存款或應付款項。該等財務工具詳情於各附註披露。下文列載與該等財務工具有關之風險及如何降低該等風險之政策。管理層管理及監控該等風險，以確保及時和有效地採取適當之措施。

### 貨幣風險

本公司之若干附屬公司有以外幣計值之銷售，令本集團承受外幣風險。為降低外幣風險，本集團根據其風險管理政策就預計極可能出售之外幣訂立外幣遠期合約。

本集團若干貿易應收款項、應收短期貸款及借款乃以外幣計值。本集團現時尚無外幣對沖政策。然而，管理層監控外匯風險，並會考慮於必要時對沖重大外幣風險。

### 公平價值利率風險

本集團之公平價值利率風險涉及以固定利率及浮動利率計息之借款（該等借款之詳情見附註34）。對於該等固定利率借款，本集團致力於使借貸利率保持浮動。

### 信貸風險

倘對方於二零零五年十二月三十一日未能履行彼等之承擔，則本集團就每類已確認財務資產而須承受之最大信貸風險，為已於綜合資產負債表列值之資產之賬面金額。為降低信貸風險，本集團管理層已委派一組人員負責制訂信貸限額、信貸審批及其他監控措施，以確保採取跟進措施收回逾期未付之債項。此外，本集團於各結算日評估每項個別貿易應收債項之可收回金額，以確保就不可收回金額所作出之減值虧損已足夠。就此，本公司董事認為本集團之信貸風險已大幅降低。

本集團並無集中之信貸風險，有關風險乃分散至多個其他方及客戶。

### 價格風險

於各結算日，本集團之可供出售之投資及持作買賣投資乃按公平價值計量。因此，本集團須承受股本及債務證券價格風險。管理層藉持有不同風險範圍之投資之組合而管理此類風險。

## 6. 關鍵會計判斷及主要不確定估計來源（續）

### 存貨準備

本集團管理層於各結算日審閱賬齡分析，並對確認為不再適合用於生產之過時及滯銷庫存品進行準備。管理層估計此等製成品及在製品之可變現淨值主要根據最近期之發票價格及目前市況而釐定。本集團於各結算日對每種產品進行盤點，並對過時品種作出準備。

### 商譽及商標許可證估計減值

釐定商譽及商標許可證是否出現減值時須估計商譽及商標許可證所獲分配之現金產生單位使用價值。本集團計算使用價值時須就預期源自該現金產生單位之日後現金流量及合適之折現率作出估計，以計算現值。於二零零五年十二月三十一日，商譽及商標許可證賬面值分別為168,531,000港元及62,020,000港元。有關計算可收回金額之詳情於附註21披露。

### 所得稅

於二零零五年十二月三十一日，有關未動用稅項虧損之遞延稅項資產約1,041,000港元已於本集團之資產負債表中確認。變現遞延稅項資產主要有賴於是否有足夠未來溢利或將來可供利用之應課稅臨時差額而定。倘產生之未來實際溢利乃少於或多於預期，遞延稅項資產可能會予以實質回撥或進一步確認，而該未來溢利會於有關回撥或進一步確認發生期間之收益表內確認。

## 5. 重大會計政策（續）

遞延税項負債乃按因附屬公司及聯營公司投資而引致之應課税臨時差額而確認，惟本集團可令臨時差額對沖及臨時差額有可能未必於可見將來對沖之情況除外。

遞延税項資產之賬面值於每個結算日作檢討，並在不可能有足夠應課税溢利恢復全部或部份資產價值時作調減。

遞延税項乃按預期於負債清償或資產變現期間適用之税率計算。遞延税項於收益表中扣除或計入，惟倘遞延税項直接在股東權益中扣除或計入之情況（在此情況下遞延税項亦會於股東權益中處理）除外。

### 退休福利成本

支付予定額供款退休福利計劃之款項於到期時列作開支扣除。

## 6. 關鍵會計判斷及主要不確定估計來源

應用附註5所述之本集團會計政策時，管理層曾進行下列判斷，對於財務報表中確認之金額具有重大影響。下文詳述有關日後主要假設及於結算日其他主要不確定估計來源，而該等假設及不確定估計會造成須對下一個財政年度內資產及負債賬面值作出重大調整之重大風險。

### 折舊及攤銷

本集團於二零零五年十二月三十一日物業、機器及設備之賬面淨值為72,996,000港元。本集團以直線法對其機器及機械於其估計可用年期三至四年內，經計及其估計剩餘價值，採用直線法以年利率2.5%至33%，由設備投入生產之日開始計算。估計可用年期及本集團將設備投入生產之日期乃反映董事於該期間內之估計，即本集團計劃將來從機器及設備之使用中可獲取之經濟利益。

### 呆壞賬準備

本集團之呆壞賬準備政策以可收回性評估、賬齡分析及管理層判斷為基礎。評估該等應收款項之最終變現能力需要進行大量判斷，包括客戶之現時信譽及過往收款歷史記錄。倘本集團客戶財務狀況日趨惡化，削弱其付款能力，則須提撥額外準備。

## 5. 重大會計政策(續)

其他財務負債

其他財務負債包括貿易及其他應付款項、應付孖展貸款、應派股息、應付一間聯營公司款項、應付一名少數股東款項、借款、應付票據、融資租約承擔及銀行透支,其後利用實際利率法按攤銷成本計量。

股本工具

本公司發行之股本工具乃按已收所得款項減直接發行成本後入賬。

衍生財務工具及對沖

本集團不符合資格作對沖會計用途之衍生工具被視為持作買賣財務資產或持作買賣財務負債。有關衍生工具之公平價值變動於產生時在損益確認。

終止確認

當應收資產現金流動之權利屆滿,或財務資產被轉讓而本集團已轉讓該項財務資產擁有權之絕大部分風險及回報時,則終止確認有關財務資產。於終止確認財務資產時,該項資產賬面值與已收代價及於股東權益中直接確認之累計盈虧總數間之差額會於損益確認。

當有關合約所訂明責任獲解除、註銷或屆滿時,財務負債會自本集團資產負債表剔除。終止確認之財務負債賬面值與已付代價間差額於損益確認。

**稅項**

所得稅支出指現時應付稅項及遞延稅項之總和。

現時應付稅項乃按有關期間應課稅溢利計算。應課稅溢利與收益表中所報純利不同,乃由於前者不包括在其他年度應課稅或可扣減收入或開支,並且不包括收益表內從未課稅或扣稅之項目。本集團現時稅項負債乃按照結算日已頒佈或實質上已頒佈之稅率計算。

遞延稅項為就財務報表中資產及負債賬面值與計算應課稅溢利相應稅基之差額而預期應付或可收回之稅項,並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅臨時差額確認,而遞延稅項資產乃按可能出現可利用臨時差額扣稅之應課稅溢利時提撥。若於一項交易中,因商譽或因(業務合併以外原因)初步確認其他資產及負債而引致之臨時差額既不影響應課稅溢利亦不影響會計溢利,則不會確認該等資產及負債。

## 5. 重大會計政策（續）

貸款及應收款項

貸款及應收款項（包括貿易及其他應收款項、應收短期貸款、應收有關連公司之短期貸款、應收孖展貸款及銀行存款）為有固定或可確定付款而並無活躍市場報價之非衍生財務資產。於首次確認後各結算日，貸款及應收款項按攤銷成本以實際利率法減去任何已識別減值虧損入賬。當有客觀證據證明資產已減值，並按資產賬面值與按原實際利率貼現之估計日後現金流量現值之差額計算時，減值虧損在損益確認。當資產之可收回數額增加在客觀而言與確認減值後所發生之事件有關，減值虧損會於其後期間回撥，惟規定資產在回撥減值當日之賬面值不得超過如無確認減值之攤銷成本。

可供出售之財務資產

可供出售之財務資產為指定或不獲劃分為任何其他類別（如上文所載）之非衍生工具。於初步確認後各結算日，持至期滿日投資按公平價值計量。公平價值之變動於股東權益中確認，直至財務資產出售或確定出現減值為止，在此情況下，先前在股東權益確認之累計收益或虧損自股東權益撇銷，並計入損益。可供出售之財務資產之任何減值虧損計入損益，而可供出售之財務資產之減值虧損不會於其後期間回撥。至於可供出售之債務投資，倘投資公平價值之增加在客觀而言與確認減值虧損後發生之事項有關，則有關之減值虧損會於其後回撥至股本。

至於在活躍市場並無市場報價及其公平價值無法可靠地計量之可供出售之股本投資，以及與該等非上市股本投資有關並須以交付該等投資結算之衍生工具，則須於初步確認後按成本減減值虧損計量。「貸款及應收款項」及「持至期滿日財務資產」於初步確認後各結算日按成本減任何已識別減值虧損計量。當有客觀證據證明資產已減值，則減值虧損在損益確認。減值虧損金額按資產賬面值與按類似財務資產之現時市場回報率貼現之估計日後現金流量現值之差額計量。有關減值虧損不會於其後期間回撥。

財務負債及股本

集團實體發行之財務負債及股本工具根據所訂立合約協議性質以及財務負債及股本工具之定義分類。

股本工具乃證明集團資產經扣除一切負債後之剩餘權益之任何合約。本集團之財務負債一般劃分為按公平價值列賬並在損益表內處理之財務負債及其他財務負債。就財務負債及股本工具採納之會計政策載於下文。

## 5. 重大會計政策（續）

**以股份償付**

*股本結算及以股份償付之交易*

*授予僱員之購股權*

參照於授出日期授出購股權之公平價值釐定之已收入服務公平價值乃於歸屬期內按直線法支銷，而股東權益（購股權儲備）則相應增加。

於行使購股權時，以往於購股權儲備確認之款項將撥入股份溢價。當購股權於屆滿日期沒收或仍未行使時，以往於購股權儲備確認之款項將繼續保留於購股權儲備。

**財務工具**

倘集團實體成為工具合約條文之訂約方，則於資產負債表確認財務資產及財務負債。財務資產及財務負債初步按公平價值計量。購入或發行財務資產及財務負債直接應佔之交易成本（按公平價值列賬並在損益表內處理之財務資產及財務負債除外）乃於初步確認時加入，或從財務資產或財務負債之公平價值扣除（如適用）。購入按公平價值列賬並在損益表內處理之財務資產或財務負債即時於損益中確認。

*財務資產*

本集團之財務資產分為四類，包括按公平價值列賬並在損益表內處理之財務資產、貸款及應收款項、持至期滿日財務資產及可供出售之財務資產。所有定期之財務資產買賣於交易日確認或終止確認。定期之財務資產買賣指購買或出售根據有關市場規則或慣例設定之時限內交付之財務資產。以下載列各類財務資產所採納之會計政策。

*按公平價值列賬並在損益表內處理之財務資產*

按公平價值列賬並在損益表內處理之財務資產分為兩小類，包括持作買賣財務資產及於初步確認時指定按公平價值列賬並在損益表內處理之財務資產。於初步確認後各結算日，按公平價值列賬並在損益表內處理之財務資產按公平價值計量，而公平價值之變動則於產生之期間內直接於損益確認。

5. 重大會計政策（續）

本集團為承租人

根據融資租約持有之資產於訂立租約時按公平價值或最低租金付款現值（以較低者為準）確認為本集團之資產。對出租人之相應負債以融資租約承擔計入資產負債表。租約付款乃劃分為財務費用及租約責任調減，以達致責任餘額之固定利用。財務費用直接於損益中扣除。

根據經營租約應付之租金於有關租期內按直線法於損益中扣除。作為訂立經營租約獎勵之已收及應收利益於租期內按直線法確認為租金支出減少。

**其他資產**

其他資產（指可持作出售之土地之發展權）按成本值或可變現淨值兩者中之較低者列賬。

**存貨**

存貨按成本值及可變現淨值兩者中之較低者列賬。成本包括直接材料及（倘適用）將存貨達至其現地點及情況所產生之經常費用。成本按加權平均成本法計算。可變現淨值指估計銷售價格減所有估計完成成本及推廣、銷售及分銷時產生之成本。

**外幣**

於編製各個別集團實體之財務報表時，以實體功能貨幣以外之貨幣（外幣）進行之交易以其功能貨幣（即該實體經營之主要經濟環境之貨幣）按交易日通用之匯率記錄。於各結算日，以外幣列值之貨幣項目以結算日通用之匯率重新換算。按公平價值以外幣定值之非貨幣項目乃按於公平價值釐定當日之適用匯率重新換算。按外幣過往成本計量之非貨幣項目並無重新換算。

於結算及換算貨幣項目時產生之匯兑差額均於產生之有關間內於損益賬中確認，惟構成本集團海外業務淨投資一部分之貨幣項目所產生之匯兑差額除外，在此情況下，有關匯兑差額會於綜合財務報表內之股東權益中確認。重新換算以公平價值定值之非貨幣項目經後產生之匯兑差額於該期間列作損益，惟重新換算直接於股東權益內確認盈虧之非貨幣項目產生之差額除外，在此情況下，匯兑差額亦直接於股東權益內確認。

**5. 重大會計政策**（續）

減值虧損其後回撥時，資產之賬面值增至其可收回金額之經調整預測數額，惟增加後之賬面值不超過假設過去年度該項資產並無確認減值虧損而釐定之賬面值。減值虧損之回撥隨即被確認為收入。就協議日期為二零零五年一月一日或之後之業務合併所產生商譽確認之減值虧損不會於往後期間回撥。

**物業、機器及設備**

物業、機器及設備按成本值或估值減累計折舊、攤銷及累計減值虧損列賬。

本集團採納香港會計準則第16號「物業、機器及設備」第80A段所訂之過渡安排，暫不對本集團按一九九五年九月三十日前重估金額列賬之土地及樓宇進行定期重估，故將不會再次進行土地及樓宇重估。

物業、機器及設備之折舊及攤銷準備乃根據其估計可用年期，按直線法及以下年率撇銷其成本或估值：

| | |
|---|---|
| 永久業權土地 | 無 |
| 租賃土地及樓宇 | 按租約年期或2.5% – 5% |
| 機器及機械 | 10% – 20% |
| 模具 | 25% – 33% |
| 傢俱、裝置及設備 | 10% – 33% |
| 汽車 | 20% – 25% |

因資產出售或報廢而產生之收益或虧損乃根據出售資產之所得款項與賬面值之差額釐定，並於收益表中確認。

**租約**

凡租約條款中將擁有權之大部份風險及回報撥歸於承租人之租約均界定為融資租約。所有其他租約均歸類為經營租約。

*本集團為出租人*

經營租約的租金收入於有關租期內按直線法在收益表確認。磋商及安排經營租約時產生之初步直接成本乃加入租賃資產之賬面值，並於租期內按直線法確認為支出。

## 5. 重大會計政策（續）

**確認收入**

出售貨品於貨品付運及所有權轉移後確認。

出售證券投資於簽訂出售合約後之交易日確認。

出售其他資產於簽訂約束性銷售協議時確認。

互聯網服務收入及專利收入於提供服務後確認。

租金收入包括來自根據經營租約出租之物業事先發出發票收取之租金收入，乃根據個別租約年期按直線法確認。

財務資產之利息收入按時間以尚未償還之本金金額及適用之實際利率計算，有關利率為於財務資產之可用年期用以準確地貼現估計未來現金收款至該資產之賬面淨值之利率。

**聯營公司投資**

聯營公司之業績及資產與負債利用權益會計法計入該等財務報表。根據權益法，聯營公司投資以成本（就本集團應佔該聯營公司損益及股東權益變動之收購後變動而調整）減任何已識別減值虧損於綜合資產負債表入賬。倘本集團應佔聯營公司虧損相等於或超出其於該聯營公司的權益（包括任何實際上構成本集團之聯營公司淨投資一部分之長期權益），則本集團不會再確認其應佔之進一步虧損。倘本集團產生法定或推定責任或代表該聯營公司付款時，方會就額外應佔虧損作出準備及確認負債。

倘集團實體與本集團一間聯營公司進行交易，則以本集團於有關聯營公司之權益對銷損益。

**減值（商譽、無限可用年期之無形資產及未能使用之無形資產除外）**

本集團於每個結算日均會審閱資產之賬面值，以決定有關資產是否有任何跡象出現減值虧損。倘估計資產之可收回金額低於其賬面值，則該資產或現金產生單位之賬面值將降至其可收回金額。減值虧損隨即確認為開支。

## 5. 重大會計政策（續）

於二零零五年一月一日後於收購時產生之商譽確認為一項資產，最初按成本值計量，即業務合併成本超逾本集團應佔可識別資產、負債及已確認或然負債之公平淨值之數額。

為進行減值測試，本集團將商譽分攤至預期可從合併產生之協同效益中獲益之各現金產生單位。每年均會就獲分攤商譽之現金產生單位作減值測試，或當有跡象顯示有關單位可能減值時則進行更為頻密之測試。倘現金產生單位之可收回金額低於該單位之賬面值，則首先會分攤減值虧損以減低該單位所獲分攤之商譽之賬面值，其後再根據該單位內每項資產之賬面值按比例分攤至該單位內其他資產。已確認之商譽減值虧損不會於往後期間予以回撥。

**收購方於被收購方之可識別資產、負債及或然負債公平淨值之權益超出收購成本之部分（「收購折讓」）**

收購附屬公司、聯營公司或共同控制實體產生之收購折讓為收購方於被收購方之可識別資產、負債及或然負債公平淨值之權益超出業務合併成本之部分。收購折讓即時確認為損益。收購聯營公司產生之收購折讓（以權益法入賬）於釐定投資人應佔聯營公司業績時計入購入投資期間之收入。

誠如上文附註2所闡述，於二零零五年四月一日之所負商譽已不予確認，而本集團之保留溢利已作出相應調整。

**商標許可證**

於二零零五年三月三十一日前，無形資產按十至二十年之估計可用年期攤銷。二零零五年四月一日開始之期間，未可使用之無限可用年期無形資產及商標許可證乃透過比較其賬面值與可收回金額每年進行減值測試，而不論是否有任何跡象出現減值。按成本值減攤銷及任何已確認減值虧損列賬。商標許可證之攤銷乃根據其估計可用年期按直線法撇銷其成本。倘估計資產之可收回金額低於其賬面值，則該資產之賬面值將降至其可收回金額。減值虧損隨即確認為開支。

減值虧損其後回撥時，資產之賬面值增至其可收回金額之經調整預測數額，惟增加後之賬面值不超過假設過去年度該項資產並無確認減值虧損而釐定之賬面值。

有限年期之商標許可證乃按成本值減攤銷及任何已識別減值虧損列賬。商標許可證之攤銷乃根據其估計可用年期按直線法撇銷其成本。

**專利權**

專利權按最初成本值計量並按其估計可用年期以直線法攤銷。

## 4. 會計估計之變動

**折舊率之變動**

於二零零四年四月一日前，若干傢俱、裝置及設備按年率10%折舊。由二零零四年四月一日起，該等傢俱、裝置及設備按年率33%折舊，有關年率反映本集團有關該等資產可用年期之過往經驗。折舊率變動已使截至二零零五年三月三十一日止年度之折舊開支增加3,003,000港元。截至二零零三年及二零零四年三月三十一日止年度及截至二零零五年十二月三十一日止九個月，折舊率並無其他變動。

## 5. 重大會計政策

財務資料乃按歷史成本法擬備，惟已就若干物業及財務工具（如下文所載之會計政策所闡述按經修訂金額或公平價值計量）作修訂。財務資料已遵循下列符合香港會計準則及香港財務報告準則之主要會計政策而編製。

**綜合基準**

綜合財務報表包括本公司及其附屬公司之財務報表。

於有關期間內所收購或出售附屬公司之業績乃自收購生效日或計至出售生效日（以適用者計）於綜合收益表入賬。

如有需要，本集團會對附屬公司之財務報表作出調整，使其會計政策符合本集團其他成員公司所用者。

本集團公司之間所有重大交易、結存、收入及開支均於綜合賬目時撇銷。

綜合附屬公司資產淨值內之少數股東權益與本集團於其中的股東權益分開識別。資產淨值內之少數股東權益包括在原業務合併日期之有關權益數額，以及自合併日期起計少數股東應佔之股權變動。適用於少數股東之虧損超出於附屬公司股東權益之少數股東權益之數額將與本集團之權益作出分配，惟少數股東具約束力責任及可以其他投資補足虧損者除外。

**商譽**

於綜合時產生之商譽指收購成本超逾本集團於收購附屬公司或聯營公司之日應佔可識別資產及負債之公平價值之數額。

於二零零一年四月一日前於收購時產生之商譽繼續保留於儲備內，並將於出售與商譽有關之業務或與商譽有關之現金產生單位（「現金產生單位」）減值之時，於保留盈利中扣除。

至於二零零五年四月一日後於收購時產生之已被資本化之商譽，本集團已由二零零五年一月一日起終止攤銷，而有關商譽會每年及於有跡象顯示與商譽有關之現金產生單位可能減值時，則會進行減值測試。

## 3. 會計政策變動影響摘要（續）

採納新香港財務報告準則對本集團於二零零二年四月一日之股東權益之財務影響概述如下：

| | 如原先呈列<br>千港元 | 會計實務準則第12號<br>千港元<br>（附註2） | 香港會計準則第1號<br>千港元<br>（附註2） | 經重列<br>千港元 |
|---|---|---|---|---|
| 股本 | 160,301 | – | – | 160,301 |
| 資本儲備 | (138,749) | – | – | (138,749) |
| 其他儲備 | 1,886,811 | – | – | 1,886,811 |
| 保留溢利 | 338,805 | 6,616 | – | 345,421 |
| 少數股東權益 | – | 6,218 | 214,611 | 220,829 |
| 對股東權益之總影響 | 2,247,168 | 12,834 | 214,611 | 2,474,613 |

本集團並無提前應用以下已頒佈但尚未生效之新準則或詮釋。本公司董事預計，應用該等準則或詮釋將不會對本集團之財務報表構成任何重大影響。

| | |
|---|---|
| 香港會計準則第1號（修訂本） | 資本披露[1] |
| 香港會計準則第19號（修訂本） | 精算盈虧、集團計劃及披露[2] |
| 香港會計準則第21號（修訂本） | 外國業務淨投資[2] |
| 香港會計準則第39號（修訂本） | 預測集團內部交易之現金流量對沖會計方法[2] |
| 香港會計準則第39號（修訂本） | 公平價值期權[2] |
| 香港會計準則第39號及香港財務報告準則第4號（修訂本） | 金融擔保合約[2] |
| 香港財務報告準則第6號 | 開拓及評估礦物資源[2] |
| 香港財務報告準則第7號 | 財務工具：披露[1] |
| 香港 (IFRIC) － 詮釋第4號 | 釐定安排是否包含租賃[2] |
| 香港 (IFRIC) － 詮釋第5號 | 解除、恢復及環境修復基金所產生權益之權利[2] |
| 香港 (IFRIC) － 詮釋第6號 | 參與特定市場 — 廢物電業及電子設備所產生之負債[3] |
| 香港 (IFRIC) － 詮釋第7號 | 根據香港會計準則第29號惡性通貨膨脹經濟中財務報告應用重列法[4] |

[1] 於二零零七年一月一日或之後開始之年度期間生效。

[2] 於二零零六年一月一日或之後開始之年度期間生效。

[3] 於二零零五年十二月一日或之後開始之年度期間生效。

[4] 於二零零六年三月一日或之後開始之年度期間生效。

## 3. 會計政策變動影響摘要（續）

於二零零五年三月三十一日

| | 於二零零五年三月三十一日（如原先呈列）千港元 | 追溯調整 香港會計準則第1號 千港元 | 追溯調整 香港詮釋第2號 千港元 | 於二零零五年三月三十一日（重列）千港元 | 於二零零五年四月一日之調整（附註）千港元 | 於二零零五年四月一日（重列）千港元 |
|---|---|---|---|---|---|---|
| 物業、機器及設備 | 70,557 | – | – | 70,557 | – | 70,557 |
| 聯營公司權益 | 636,666 | – | (937) | 635,729 | 27,590 | 663,319 |
| 證券投資（非流動） | 123,534 | – | – | 123,534 | (123,534) | – |
| 可供出售之投資 | – | – | – | – | 123,534 | 123,534 |
| 證券投資（流動） | 144,435 | – | – | 144,435 | (144,435) | – |
| 持作買賣投資 | – | – | – | – | 144,435 | 144,435 |
| 其他資產淨值 | 1,281,736 | – | – | 1,281,736 | – | 1,281,736 |
| 對資產及負債之總影響 | 2,256,928 | – | (937) | 2,255,991 | 27,590 | 2,283,581 |
| 股本 | 2,236 | – | – | 2,236 | – | 2,236 |
| 資本儲備 | (22,137) | – | – | (22,137) | 22,137 | – |
| 其他儲備 | 1,685,323 | – | – | 1,685,323 | 11,947 | 1,697,270 |
| 保留溢利 | 141,889 | – | (937) | 140,952 | (6,494) | 134,458 |
| 少數股東權益 | – | 449,617 | – | 449,617 | – | 449,617 |
| 對股東權益之總影響 | 1,807,311 | 449,617 | (937) | 2,255,991 | 27,590 | 2,283,581 |
| 少數股東權益 | 449,617 | (449,617) | – | – | – | – |

附註：計入聯營公司權益之約27,365,000港元調整代表本集團之一間聯營公司採納新香港財務報告準則。其他調整代表採納香港會計準則第39號及香港財務報告準則第3號。詳情請參閱附註2。

## 3. 會計政策變動影響摘要（續）

於二零零四年三月三十一日

| | 如原先呈列<br>千港元 | 香港會計準則第1號<br>千港元 | 經重列<br>千港元 |
|---|---|---|---|
| 資產及負債總值 | 2,278,338 | – | 2,278,338 |
| 股本 | 1,866 | – | 1,866 |
| 資本儲備 | (21,581) | – | (21,581) |
| 其他儲備 | 1,734,016 | – | 1,734,016 |
| 保留溢利 | 158,880 | – | 158,880 |
| 少數股東權益 | – | 405,157 | 405,157 |
| 對股東權益之總影響 | 1,873,181 | 405,157 | 2,278,338 |
| 少數股東權益 | 405,157 | (405,157) | – |

## 3. 會計政策變動影響摘要（續）

截至二零零四年十二月三十一日止九個月

| | 香港會計準則第1號<br>千港元<br>（附註2）<br>（未經審核） |
|---|---|
| 應佔聯營公司虧損增加 | (3,507) |
| 所得稅支出減少 | 3,507 |
| | – |

新香港財務報告準則對於各結算日之累積影響概述如下：

於二零零三年三月三十一日

| | 如原先呈列<br>千港元 | 香港會計準則第1號<br>千港元 | 經重列<br>千港元 |
|---|---|---|---|
| 資產及負債總值 | 1,904,165 | – | 1,904,165 |
| 股本 | 1,603 | – | 1,603 |
| 資本儲備 | (34,164) | – | (34,164) |
| 其他儲備 | 1,605,327 | – | 1,605,327 |
| 保留溢利 | 156,801 | – | 156,801 |
| 少數股東權益 | – | 174,598 | 174,598 |
| 對股東權益之總影響 | 1,729,567 | 174,598 | 1,904,165 |
| 少數股東權益 | 174,598 | (174,598) | – |

## 3. 會計政策變動影響摘要（續）

截至二零零五年三月三十一日止年度

| | 香港會計準則第1號<br>千港元<br>（附註2） | 香港詮釋第2號<br>千港元<br>（附註2） | 總影響<br>千港元 |
|---|---|---|---|
| 應佔聯營公司虧損增加 | (4,247) | (937) | (5,184) |
| 所得稅支出減少 | 4,247 | – | 4,247 |
| 年內虧損增加 | – | (937) | (937) |

截至二零零五年十二月三十一日止九個月

| | 香港會計準則第1號<br>千港元<br>（附註2） | 香港會計準則第38號<br>千港元<br>（附註2） | 香港會計準則第39號<br>千港元<br>（附註2） | 香港財務報告準則第3號<br>千港元<br>（附註2） | 總影響<br>千港元 |
|---|---|---|---|---|---|
| 行政開支減少 | – | 38,300 | – | 36,607 | 74,907 |
| 變現增購一間聯營公司的權益所產生之負商譽減少 | – | – | – | (17) | (17) |
| 攤銷收購聯營公司所產生之商譽減少 | – | – | – | 5,522 | 5,522 |
| 應佔聯營公司虧損增加 | (1,435) | – | – | – | (1,435) |
| 所得稅支出減少 | 1,435 | – | – | – | 1,435 |
| 非上市可換股票據換股權公平價值變動 | – | – | (51,813) | – | (51,813) |
| | – | 38,300 | (51,813) | 42,112 | 28,599 |

3. 會計政策變動影響摘要(續)

截至二零零四年十二月三十一日止九個月

| | 香港會計準則第1號<br>千港元<br>(附註2)<br>(未經審核) |
|---|---|
| 應佔聯營公司虧損增加 | (3,507) |
| 所得稅支出減少 | 3,507 |
| | – |

(ii) 對收益表項目

截至二零零三年三月三十一日止年度

| | 香港會計準則第1號<br>千港元<br>(附註2) |
|---|---|
| 應佔聯營公司虧損增加 | (3,841) |
| 所得稅支出減少 | 3,841 |
| | – |

截至二零零四年三月三十一日止年度

| | 香港會計準則第1號<br>千港元<br>(附註2) |
|---|---|
| 應佔聯營公司虧損增加 | (2,377) |
| 所得稅支出減少 | 2,377 |
| | – |

## 3. 會計政策變動影響摘要(續)

截至二零零五年三月三十一日止年度

| | 香港會計準則第1號<br>千港元<br>(附註2) | 香港詮釋第2號<br>千港元<br>(附註2) | 總影響<br>千港元 |
|---|---|---|---|
| 應佔聯營公司虧損增加 | (4,247) | (937) | (5,184) |
| 所得稅支出減少 | 4,247 | – | 4,247 |
| 年內虧損減少 | – | (937) | (937) |

截至二零零五年十二月三十一日止九個月

| | 香港會計準則第1號<br>千港元<br>(附註2) | 香港會計準則第38號<br>千港元<br>(附註2) | 香港會計準則第39號<br>千港元<br>(附註2) | 香港財務報告準則第3號<br>千港元<br>(附註2) | 總影響<br>千港元 |
|---|---|---|---|---|---|
| 變現增購一間聯營公司的權益所產生之負商譽減少 | – | – | – | (17) | (17) |
| 攤銷商譽減少 | – | – | – | 18,891 | 18,891 |
| 攤銷商標許可證減少 | – | 38,300 | – | 17,716 | 56,016 |
| 攤銷收購聯營公司所產生之商譽減少 | – | – | – | 5,522 | 5,522 |
| 應佔聯營公司虧損增加 | (1,435) | – | – | – | (1,435) |
| 所得稅支出減少 | 1,435 | – | – | – | 1,435 |
| 非上市可換股票據換股權公平價值變動 | – | – | (51,813) | – | (51,813) |
| 期內溢利增加(減少) | – | 38,300 | (51,813) | 42,112 | 28,599 |

## 2. 會計政策變動／應用香港財務報告準則（續）

### 酒店物業

香港詮釋第2號（「香港詮釋第2號」）「酒店物業之適用會計政策」澄清業主持作營運酒店物業之會計政策。於過往期間，本集團聯營公司自行營運之酒店物業按成本值減減值金額入賬，並不作出折舊。香港詮釋第2號將業主持作營運之物業根據香港會計準則第16號「物業、機器及設備」分類為物業、機器及設備，並用成本值模式或重估值模式作出入賬。本集團聯營公司已議決使用成本值模式將此等酒店物業入賬。在香港詮釋第2號未附任何具體過渡條文之情況，此項新會計政策已追溯應用。比較數字已予重列。截至二零零五年三月三十一日止年度已作出937,000港元之調整以減少應佔聯營公司資產淨值及減少保留溢利（財務影響見附註3）。

## 3. 會計政策變動影響摘要

附註2所述之會計政策變動對有關期間及截至二零零四年十二月三十一日止九個月業績之影響如下：

### (i) 對業績

截至二零零三年三月三十一日止年度

| | 香港會計準則第1號 千港元 (附註2) | 會計實務準則第12號 千港元 (附註2) | 總影響 千港元 |
|---|---|---|---|
| 應佔聯營公司虧損增加 | (3,841) | – | (3,841) |
| 所得稅支出減少（增加） | 3,841 | (148) | 3,693 |
| 年內虧損增加 | – | (148) | (148) |

截至二零零四年三月三十一日止年度

| | 香港會計準則第1號 千港元 (附註2) | 會計實務準則第12號 千港元 (附註2) | 總影響 千港元 |
|---|---|---|---|
| 應佔聯營公司虧損增加 | (2,377) | – | (2,377) |
| 所得稅支出減少 | 2,377 | 8,877 | 11,254 |
| 年內溢利增加 | – | 8,877 | 8,877 |

## 2. 會計政策變動／應用香港財務報告準則（續）

**財務工具**（續）

除債務及股本證券以外之財務資產及財務負債

由二零零五年四月一日起，本集團根據香港會計準則第39號之規定，對除債務及股本證券以外之財務資產及財務負債（以往不在會計實務準則第24號之範疇內）進行分類及計量。如上文所述，根據香港會計準則第39號，財務資產乃分類為「按公平價值列賬並在損益表內處理之財務資產」、「可供出售之財務資產」、「貸款及應收款項」或「持至期滿日財務資產」。財務負債一般分類為「按公平價值列賬並在損益表內處理之財務負債」或「其他財務負債」。其他財務負債按使用實際利率法計算之已攤銷成本列賬。除債務及股本證券外，採納香港會計準則第39號對本集團財務資產及財務負債並無重大影響。

可換股票據之投資

由二零零五年四月一日起，本集團對於截至二零零五年十二月三十一日止期間內收購之可換股票據已應用香港會計準則第39號。根據香港會計準則第39號，若可換股票據之換股權部份屬於內在衍生工具，則須與可換股票據分開列賬，並於首次確認時以及於其後之報告日期按公平價值計量。有關換股權之公平價值乃使用有關期權定價模式於認購可換股票據當日以及其後之報告日期作出估計。非上市可換股票據換股權之公平價值變動乃於溢利及虧損直接確認（財務影響見附註3）。

**以股份償付**

由二零零五年四月一日起，本集團已應用香港財務報告準則第2號「以股份償付」，「以股份償付」規定，當本集團以股份或股份權利作為購買貨品或取得服務之代價（「股本結算交易」），或以其他相等值資產換取特定數目股份或股份權利之代價（「現金結算交易」），則須確認開支。香港財務報告準則第2號對本集團之主要影響為本公司及其附屬公司董事及僱員購股權之公平價值開支乃按於歸屬期間授出購股權當日釐定者列賬。在應用香港財務報告準則第2號以前，本集團在購股權獲行使前概無確認此等購股權之財務影響。本集團對二零零五年四月一日或之後授予之股份應用香港財務報告準則第2號。至於在二零零五年四月一日前授予之股份，根據相關之過渡條文，本集團不會對於二零零二年十一月七日或之前授予之股份，以及於二零零二年十一月七日後授出並於二零零五年四月一日前歸屬之股份應用香港財務報告準則第2號。由於本集團並無於二零零二年十一月七日後授予而於二零零五年四月一日尚未歸屬之股份，因此毋須追溯重列。

## 2. 會計政策變動／應用香港財務報告準則（續）

### 業主自用租賃土地權益

於過往期間，業主自用租賃土地及樓宇乃計入物業、機器及設備，並以重估模式計量。於二零零五年，本集團採納香港會計準則第17號「租約」。根據香港會計準則第17號，就租賃分類目的而言，土地及樓宇租賃中之土地及樓宇部份均被視作獨立部份，除非不能可靠地分配土地及樓宇部份之租金付款，在此情況下，整項租約一般被視為融資租約。若能可靠地分配土地及樓宇部份之租金付款，則於土地之租賃權益乃重新歸類為經營租約之預付租金付款，以成本值入賬，並於租賃期內按直線基準攤銷。此項會計政策變動已被追溯應用，由於土地及樓宇沒有可靠地分配，故對本集團於二零零五年四月一日之保留溢利並無構成重大影響。於土地之租賃權益繼續計作物業、機器及設備入賬。

### 財務工具

於二零零五年，本集團應用香港會計準則第32號「財務工具：披露及呈列」及香港會計準則第39號「財務工具：確認及計量」。香港會計準則第32號規定須作追溯應用。採納香港會計準則第32號對財務工具在本集團財務報表之呈列方式並無重大影響。於二零零五年一月一日或以後開始之會計期間生效之香港會計準則第39號，一般不允許追溯確認、不予確認或計量財務資產及負債。實施香港會計準則第39號對本集團之主要影響概列如下：

*財務資產及財務負債之分類及計量*

本集團已應用香港會計準則第39號之相關過渡條文，內容是有關屬於香港會計準則第39號範疇內之財務資產及財務負債之分類及計量。

於二零零五年三月三十一日前，本集團乃按照會計實務準則第24號之基準處理方法來分類及計量其債務及股本證券。根據會計實務準則第24號，本集團之債務或股本證券投資乃分類列作「投資證券」、「其他投資」或「持至期滿日投資」（如適用）。「投資證券」按成本值減任何已確認減值虧損列賬，而「其他投資」則按公平價值計量，並將未變現收益或虧損計入損益。持至期滿日投資以攤銷成本減任何已確認減值虧損列賬。自二零零五年四月一日起，本集團根據香港會計準則第39號分類及計量其債務及股本證券。根據香港會計準則第39號，財務資產乃分類列作「按公平價值列賬並在損益表內處理之財務資產」、「可供出售之投資」、「貸款及應收款項」或「持至期滿日財務資產」。上述分類視乎購入資產之目的而定。「按公平價值列賬並在損益表內處理之財務資產」及「可供出售之投資」按公平價值列賬，而有關公平價值之變動則分別於損益及股東權益中確認。「貸款及應收款項」及「持至期滿日財務資產」利用實際利率法計算之已攤銷成本計量（財務影響見附註3）。

## 2. 會計政策變動／應用香港財務報告準則（續）

**業務合併**

由二零零五年四月一日起，本集團已應用香港財務報告準則第3號之過渡條文，主要影響概述如下：

商譽

於過往期間，於二零零一年四月一日前因收購而產生之商譽保留在儲備，而於二零零一年四月一日後因收購而產生之商譽則資本化，並按其估計可使用年期攤銷。本集團已應用香港財務報告準則第3號之相關過渡條文（「過渡條文」）。先前於儲備中確認之商譽已於二零零五年四月一日轉撥至保留溢利。就先前於二零零一年四月一日後收購而產生之商譽於資產負債表資本化並已計入在無形資產或聯營公司內而言，本集團由二零零五年四月一日起已不再將有關商譽攤銷，而商譽將最少每年進行一次減值測試。二零零五年一月一日後因收購而產生之商譽於首次確認後（如有）按成本值減累計減值虧損後入賬。此項會計政策之變動，致使截至二零零五年十二月三十一日止九個月不再計算任何商譽攤銷。根據過渡條文，本集團已於二零零五年四月一日將先前分別於資本儲備及其他儲備保留之約22,566,000港元及13,060,000港元商譽轉撥至保留溢利（財務影響見附註3）。

本集團於被收購公司之可識別資產、負債及或然負債公平淨值中之權益超出成本之差額（前稱為「負商譽」）

根據香港財務報告準則第3號，本集團於被收購公司之可識別資產、負債及或然負債公平淨值中之權益超出收購成本之任何差額乃於收購發生期間即時確認損益。於過往期間，於二零零一年四月一日前因收購而產生之負商譽約429,000港元保留在資本儲備，而二零零一年四月一日後因收購而產生之負商譽約225,000港元已列作從聯營公司權益中扣減，並將根據產生有關結餘之情況之分析回撥為收益。根據過渡條文，本集團不再確認於二零零五年四月一日之所有收購折讓，其中約429,000港元原先記入資本儲備，而約225,000港元原先呈列作從聯營公司權益中扣減（財務影響見附註3）。

**應用香港會計準則第38號「無形資產」後，無形資產乃識別為擁有無限可用年期**

於以往期間，無形資產乃於其估計可用年期十年至二十年內攤銷。由二零零五年四月一日開始之期間起，本集團首次應用香港會計準則38號，其規定無形資產須按個別資產之有限或無限年期予以評估。有限年期之無形資產乃按其估計可用年期內攤銷，而無限年期之無形資產則按成本減累計減值虧損（如有）列賬。無限年期之無形資產毋須攤銷，惟須每年進行減值測試，或於情況顯示有減值時更頻密地進行減值測試。根據香港會計準則38號之過渡條文，本集團已於二零零五年四月一日重新評估其無形資產可用年期，其結論為根據以往之會計準則確認之總賬面值為226,687,000港元之若干商標許可證有無限可用年期。本集團已應用經修訂可用年期，並從二零零五四月一日起停止對無限可用年期之無形資產作攤銷。截至二零零五年十二月三十一日止九個月，並無就無限可用年期之無形資產作攤銷。鑑於此項會計估計之變動，截至二零零五年十二月三十一日止九個月之攤銷開支已減少約38,300,000港元。比較數字並無重列。

## 2. 會計政策變動╱應用香港財務報告準則（續）

截至二零零五年三月三十一日止年度，本集團首次就協議日期為二零零五年一月一日或以後之業務合併之會計方法，應用適用於協議日期為二零零五年一月一日或以後之業務合併之香港財務報告準則（「香港財務報告準則」）第3號「業務合併」。就協議日期為二零零五年一月一日以前之業務合併而言，所產生之商譽乃按照香港會計師公會頒佈之會計實務準則第30號「業務合併」（「會計實務準則第30號」）列賬。根據會計實務準則第30號，商譽乃指收購成本超逾本集團於收購附屬公司或聯營公司之日於可識別資產及負債之公平價值之權益之數額，按成本減累計攤銷及累計減值虧損列賬。根據會計實務準則第30號，負商譽乃指本集團於收購附屬公司或聯營公司之日應佔可識別資產及負債之公平價值超逾收購成本之數額，列為資產扣減。倘有關負商譽乃因於收購日期預期之虧損或開支引致，則會於有關虧損或開支產生之期間撥入收入。香港財務報告準則第3號規定，收購所產生之商譽乃指收購成本超過本集團於收購日期於可識別資產、負債及或然負債公平淨值之權益之金額。於初步確認後，香港財務報告準則第3號規定商譽須按成本減累計減值虧損列賬。香港財務報告準則第3號禁止攤銷商譽。倘經重新評估後，本集團於被收購方可識別資產、負債及或然負債公平淨值之權益超過業務合併成本，則超出部份（稱為「收購折讓」）將立即於收益表內確認。因應用香港財務報告準則第3號而引致確認之商譽為24,430,000港元（附註21(b)），有關商譽不須予以攤銷，惟須作減值評估，而因增購一間聯營公司權益產生之收購折讓為2,057,000港元，已計入截至二零零五年三月三十一日止年度之收益表。

由二零零五年四月一日起，本集團首次採納多項由香港會計師公會頒佈並對二零零五年一月一日或其後開始之會計期間生效之新香港財務報告準則、香港會計準則（「香港會計準則」）及詮釋（下文統稱為「新香港財務報告準則」）。應用新香港財務報告準則導致收益表、資產負債表及股東權益變動表之呈列方式變更，特別是少數股東權益與應佔聯營公司稅項之呈列方式已根據香港會計準則第1號「財務報表之呈列方式」而更改。有關呈列方式之變動已被追溯採納。採納新香港財務報告準則亦導致本集團於以下範圍之會計政策有變，而本會計年度或前期會計年度之業績編製及呈列方式亦因而受到影響（財務影響見附註3）。

財務資料附註

## 1. 一般事項

本公司於一九九一年九月三日在百慕達根據百慕達一九八一年公司法(經修訂)以豁免有限公司形式註冊成立,其股份於香港聯合交易所有限公司(「聯交所」)上市。本公司註冊辦事處之地址為Clarendon House, 2 Church Street, Hamilton HM11, Bermuda,而本公司主要營業地點之地址為香港九龍觀塘鴻圖道51號保華企業中心8樓。

於有關期間,本集團主要從事電腦相關產品、消費電子產品貿易及證券買賣以及物業發展及買賣。

財務資料乃以港元呈列,而港元乃為本公司之功能貨幣。

## 2. 會計政策變動/應用香港財務報告準則

於二零零四年,本集團首次採納由香港會計師公會頒佈之會計實務準則(「會計實務準則」)第12號所得稅(「會計實務準則第12號(經修訂)」)。實施會計實務準則第12號(經修訂)之主要影響為關於遞延稅項。會計實務準則第12號(經修訂)規定,除少數例外情況外,須採納按資產負債表負債法,就財務報表內資產及負債賬面值與計算應課稅溢利所用之相關稅基產生之一切臨時差額來確認遞延稅項。由於會計實務準則第12號(經修訂)並無訂明任何過渡規定,經修訂之會計政策已予追溯應用。故此,二零零三年度之比較數字已作重列。

由於此項會計政策變動,於二零零二年四月一日,保留溢利及少數股東權益結存分別增加6,616,000港元及6,218,000港元,此為更改會計政策對二零零二年四月一日前期間業績之累積影響。會計政策變動導致截至二零零三年三月三十一日止年度之虧損增加148,000港元及截至二零零四年三月三十一日止年度之溢利增加8,877,000港元。

| | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | 二零零四年 | 二零零五年 |
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| | | | | (未經審核) | |
| 現金及現金等額增加(減少)淨額 | 57,606 | (66,200) | 170,673 | (119,548) | (318,601) |
| 年/期初之現金及現金等額 | 141,269 | 202,157 | 141,094 | 141,094 | 312,625 |
| 匯率變動之影響 | 3,282 | 5,137 | 858 | 645 | 729 |
| 年/期終之現金及現金等額 | 202,157 | 141,094 | 312,625 | 22,191 | (5,247) |
| 現金及現金等額結存分析 | | | | | |
| 銀行結存及現金 | 224,573 | 164,360 | 359,603 | 40,627 | 21,416 |
| 銀行透支 | (22,416) | (23,266) | (46,978) | (18,436) | (26,663) |
| | 202,157 | 141,094 | 312,625 | 22,191 | (5,247) |

| | 附註 | 截至三月三十一日止年度 二零零三年 千港元 | 二零零四年 千港元 | 二零零五年 千港元 | 截至十二月三十一日止九個月 二零零四年 千港元 (未經審核) | 二零零五年 千港元 |
|---|---|---|---|---|---|---|
| 購入投資證券／可供出售之投資 | | (6,041) | – | (123,348) | – | (33,176) |
| 出售投資證券之所得款項 | | – | 9,957 | 150,255 | – | – |
| 有關連公司償還應收短期貸款 | | 132,378 | 53,954 | 32,890 | 29,358 | 99,800 |
| 出售一間附屬公司部分股權之所得款項 | | – | 274,085 | – | – | – |
| 收取自一間聯營公司之股息 | | – | 4,257 | 4,668 | 4,608 | 1,481 |
| 有關連公司之應收短期貸款增加 | | (200,375) | (194,495) | (89,758) | (34,837) | (48,808) |
| 收購附屬公司 | 41 | – | (130,508) | – | – | (3,351) |
| 收購專利權 | | – | (8,065) | – | – | – |
| 出售一間聯營公司之所得款項 | | – | – | 10 | – | 1,750 |
| 購入長期投資之按金 | | – | – | (35,000) | – | (155,175) |
| 收購一間附屬公司之額外權益 | | – | – | (37,320) | – | – |
| 購入非上市債務證券 | | – | – | (12,000) | (12,000) | (532,539) |
| 出售非上市債務證券之所得款項 | | – | – | – | – | 12,000 |
| **投資業務(動用)產生之現金淨額** | | (305,522) | 5,692 | (223,155) | (139,442) | (595,670) |
| **融資業務** | | | | | | |
| 新籌集之銀行貸款 | | 858,840 | 575,079 | 886,161 | 777,133 | 803,451 |
| 新增其他貸款 | | 326,185 | 94,396 | 10,000 | 10,000 | 746,520 |
| 發行股份之所得款項 | | 25 | 99,484 | 118,500 | 118,500 | – |
| 償還銀行貸款 | | (899,972) | (606,873) | (1,010,697) | (872,942) | (522,103) |
| 償還其他貸款 | | (443,185) | (56,239) | – | – | (376,632) |
| 償還融資租約承擔 | | (3,417) | (1,137) | (1,070) | (796) | (462) |
| 償還一名少數股東款項 | | (39) | – | (10) | (10) | – |
| 已派股息 | | – | (11,221) | (10,987) | (10,987) | (4,949) |
| **融資業務(動用)產生之現金淨額** | | (161,563) | 93,489 | (8,103) | 20,898 | 645,825 |

| | 附註 | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|---|
| | | 二零零三年 | 二零零四年 | 二零零五年 | 二零零四年 | 二零零五年 |
| | | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| | | | | | (未經審核) | |
| 營運資金變動前之經營現金流動 | | 119,886 | 298,585 | 435,078 | 292,538 | 193,175 |
| 其他資產(增加)減少 | | – | (11,085) | 37,085 | – | 108,000 |
| 存貨(增加)減少 | | (51,963) | (367,669) | 262,639 | 311,663 | (310,966) |
| 貿易及其他應收款項減少(增加) | | 285,632 | (552,508) | (36,899) | (311,114) | (455,306) |
| 其他投資減少(增加) | | 73,089 | 38,877 | 13,623 | 29,724 | (40,314) |
| 應收孖展貸款減少(增加) | | 72,153 | 13,422 | 4,174 | (2,575) | 5,284 |
| 貿易及其他應付款項增加(減少) | | 103,195 | 468,621 | (260,297) | (282,588) | 291,399 |
| 應付孖展貸款減少 | | (20,502) | (769) | (587) | (372) | (101) |
| 應付票據增加(減少) | | 402 | 2,458 | (1,295) | (4,403) | (3,644) |
| 營運產生(動用)之現金 | | 581,892 | (110,068) | 453,521 | 32,873 | (212,473) |
| 繳訖利息及財務費用 | | (36,451) | (14,155) | (8,369) | (7,168) | (41,234) |
| 已繳海外稅項 | | (19,978) | (41,262) | (43,607) | (27,095) | (115,049) |
| (繳訖)退還香港利得稅 | | (772) | 104 | 386 | 386 | – |
| **營運業務產生(動用)之現金淨額** | | 524,691 | (165,381) | 401,931 | (1,004) | (368,756) |
| **投資業務** | | | | | | |
| 償還應收短期貸款 | | 945,376 | 234,669 | 29,588 | 28,228 | 103,200 |
| 已抵押銀行存款(增加)減少 | | 72,574 | 19,226 | (20,014) | (20,014) | (577) |
| 已收利息 | | 33,353 | 21,093 | 18,123 | 15,274 | 29,623 |
| 聯營公司償還(墊付)之款項 | | 19,006 | 19,797 | 14,256 | (6,561) | (1,974) |
| 出售附屬公司 | 42 | 1,998 | (5) | 7,353 | 7,118 | 2,821 |
| 聯營公司償還貸款 | | 1,949 | 6,496 | – | – | – |
| 出售物業、機器及設備之所得款項 | | 1,844 | 3,127 | 1,274 | 962 | 177 |
| 應收短期貸款增加 | | (1,073,932) | (270,822) | (105,755) | (105,052) | (33,464) |
| 收購聯營公司權益 | | (217,195) | (19,348) | (44,148) | (38,995) | (24,123) |
| 購置物業、機器及設備 | | (16,457) | (17,726) | (14,229) | (7,531) | (13,335) |

## 綜合現金流動表

| | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|
| | 二零零三年 | 二零零四年 | 二零零五年 | 二零零四年 | 二零零五年 |
| | 千港元 | 千港元 | 千港元 | 千港元 (未經審核) | 千港元 |
| **營運業務** | | | | | |
| 除所得税前(虧損)溢利 | (574,444) | 135,245 | 17,159 | 133,667 | (120,318) |
| 就以下項目作出調整: | | | | | |
| 利息收入 | (38,646) | (22,728) | (22,651) | (15,456) | (32,722) |
| 財務費用 | 31,669 | 26,440 | 18,198 | 14,224 | 50,952 |
| 應佔聯營公司業績 | 36,367 | 59,857 | 64,909 | 59,175 | 20,032 |
| 收購一間聯營公司所產生商譽之減值虧損 | 104,585 | – | 177,446 | – | 14,391 |
| 商標許可證減值虧損 | – | – | – | – | 164,667 |
| 攤銷收購聯營公司所產生之商譽 | 6,612 | 17,651 | 28,089 | 21,065 | – |
| 出售附屬公司及聯營公司之(收益)虧損淨額 | (25) | (10,377) | 15,747 | 16,270 | (10,778) |
| 借予聯營公司之貸款準備 | 79,595 | – | – | – | – |
| 其他投資之未變現持有虧損(收益)淨額 | 26,482 | (16,829) | (17,223) | (11,471) | – |
| 持有作買賣投資之公平價值減少 | – | – | – | – | 75,215 |
| 應收孖展貸款準備(準備回撥) | 2,429 | 5,300 | (2,387) | – | 620 |
| 變現收購一間聯營公司所產生之負商譽 | – | – | (8) | – | – |
| 攤銷無形資產 | 14,338 | 44,137 | 51,066 | 38,300 | 605 |
| 滯銷及陳舊存貨準備 | 12,277 | 24,679 | 25,588 | 3,084 | 19,449 |
| 呆壞賬準備 | 36,534 | 3,208 | 22,269 | 14,662 | 1,532 |
| 物業、機器及設備折舊及攤銷 | 21,271 | 19,632 | 19,785 | 13,807 | 9,422 |
| 應收貸款準備 | 22,056 | 16,653 | 8,338 | 5,469 | – |
| 出售物業、機器及設備虧損(收益) | 3,373 | 696 | 1,098 | (258) | 108 |
| 物業、機器及設備之減值虧損 | 1,305 | – | – | – | – |
| 投資證券之減值虧損 | 323,287 | – | – | – | – |
| 撇銷應收長期貸款及利息 | 10,821 | – | – | – | – |
| 出售投資證券／可供出售之投資(收益)虧損淨額 | – | (9,577) | 29,712 | – | – |
| 收購一間附屬公司所產生之商譽減值虧損 | – | 4,598 | – | – | – |
| 變現收購一間聯營公司額外權益所產生之負商譽 | – | – | (2,057) | – | – |

| | 母公司股本持有人應佔 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 股本<br>千港元 | 股份溢價<br>千港元 | 資本儲備<br>千港元<br>(附註40) | 實繳盈餘<br>千港元<br>(附註40) | 外幣兌換儲備<br>千港元 | 資本贖回儲備<br>千港元 | 投資重估儲備<br>千港元 | 其他儲備<br>千港元<br>(附註40) | 保留溢利<br>千港元 | 總額<br>千港元 | 少數股東權益<br>千港元 | 股東權益總額<br>千港元 |
| 於股東權益中直接確認之收入(開支)淨額 | – | – | – | – | 1,633 | – | – | (14,249) | – | (12,616) | (3,006) | (15,622) |
| 出售附屬公司時變現 | – | – | (556) | – | 7,842 | – | – | (7,810) | – | (524) | – | (524) |
| 出售／被視為出售聯營公司權益時回撥 | – | – | – | – | – | – | – | (187) | – | (187) | – | (187) |
| 一間聯營公司清盤時變現 | – | – | – | – | 27 | – | – | – | – | 27 | – | 27 |
| 期內(虧損)溢利 | – | – | – | – | – | – | – | – | 4,094 | 4,094 | 39,145 | 43,239 |
| 期內確認之收入及支出總額 | – | – | (556) | – | 9,502 | – | – | (22,246) | 4,094 | (9,206) | 36,139 | 26,933 |
| 股份發行 | 370 | 118,976 | – | – | – | – | – | – | – | 119,346 | – | 119,346 |
| 發行股份開支 | – | (640) | – | – | – | – | – | – | – | (640) | – | (640) |
| 已派股息 | – | – | – | – | – | – | – | – | (11,193) | (11,193) | – | (11,193) |
| 於二零零四年十二月三十一日 | 2,236 | 217,557 | (22,137) | 1,603,329 | 25,928 | 592 | – | (7,798) | 151,781 | 1,971,488 | 441,296 | 2,412,784 |
| 外幣調整 | – | – | – | – | 842 | – | – | – | – | 842 | (1,267) | (425) |
| 期內(虧損)溢利 | – | – | – | – | – | – | – | – | (165,956) | (165,956) | 22,479 | (143,477) |
| 期內確認之收入及支出總額 | – | – | – | – | 842 | – | – | – | (165,956) | (165,114) | 21,212 | (143,902) |
| 收購一間附屬公司之額外權益所產生 | – | – | – | – | – | – | – | – | – | – | (12,891) | (12,891) |
| 轉撥 | – | – | – | (155,127) | – | – | – | – | 155,127 | – | – | – |
| 於二零零五年三月三十一日，經重列 | 2,236 | 217,557 | (22,137) | 1,448,202 | 26,770 | 592 | – | (7,798) | 140,952 | 1,806,374 | 449,617 | 2,255,991 |
| 採納新會計政策之影響(附註3) | – | – | 22,137 | – | – | – | – | 11,947 | (6,494) | 27,590 | – | 27,590 |
| 於二零零五年四月一日－經重列 | 2,236 | 217,557 | – | 1,448,202 | 26,770 | 592 | – | 4,149 | 134,458 | 1,833,964 | 449,617 | 2,283,581 |
| 外幣調整 | – | – | – | – | (7,559) | – | – | – | – | (7,559) | 5,482 | (2,077) |
| 應佔聯營公司儲備 | – | – | – | – | – | – | (219) | 5,781 | – | 5,562 | – | 5,562 |
| 可供出售投資公平價值之變動 | – | – | – | – | – | – | (15,221) | – | – | (15,221) | – | (15,221) |
| 於股東權益中直接確認之收入(開支)淨額 | – | – | – | – | (7,559) | – | (15,440) | 5,781 | – | (17,218) | 5,482 | (11,736) |
| 收購一間附屬公司之額外權益所產生 | – | – | – | – | – | – | – | – | – | – | 560 | 560 |
| 出售附屬公司時變現 | – | – | – | – | 583 | – | – | – | – | 583 | 280 | 863 |
| 期內(虧損) | – | – | – | – | – | – | – | – | (127,102) | (127,102) | (54,290) | (181,392) |
| 期內確認之收入及支出總額 | – | – | – | – | (6,976) | – | (15,440) | 5,781 | (127,102) | (143,737) | (47,968) | (191,705) |
| 以股代息時發行股份 | 25 | 8,444 | – | – | – | – | – | – | – | 8,469 | – | 8,469 |
| 已派股息 | – | – | – | – | – | – | – | – | (22,463) | (22,463) | – | (22,463) |
| 於二零零五年十二月三十一日 | 2,261 | 226,001 | – | 1,448,202 | 19,794 | 592 | (15,440) | 9,930 | (15,107) | 1,676,233 | 401,649 | 2,077,882 |

## 綜合股東權益變動表

| | 母公司股本持有人應佔 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 股本<br>千港元 | 股份溢價<br>千港元 | 資本儲備<br>千港元<br>(附註40) | 實繳盈餘<br>千港元<br>(附註40) | 外幣兌換儲備<br>千港元 | 資本贖回儲備<br>千港元 | 投資重估儲備<br>千港元 | 其他儲備<br>千港元<br>(附註40) | 保留溢利<br>千港元 | 總額<br>千港元 | 少數股東權益<br>千港元 | 股東權益總額<br>千港元 |
| 於二零零二年四月一日 | | | | | | | | | | | | |
| 一如原先呈列 | 160,301 | 1,974,542 | (138,749) | (69,936) | (18,387) | 592 | - | - | 338,805 | 2,247,168 | 214,611 | 2,461,779 |
| 一會計政策變動之影響(附註2) | - | - | - | - | - | - | - | - | 6,616 | 6,616 | 6,218 | 12,834 |
| 一經重列 | 160,301 | 1,974,542 | (138,749) | (69,936) | (18,387) | 592 | - | - | 345,421 | 2,253,784 | 220,829 | 2,474,613 |
| 外幣調整 | - | - | - | - | 19,793 | - | - | - | - | 19,793 | (9,481) | 10,312 |
| 於股東權益中直接確認之收入淨額 | - | - | - | - | 19,793 | - | - | - | - | 19,793 | (9,481) | 10,312 |
| 於綜合收益表確認之商譽減值虧損 | - | - | 104,585 | - | - | - | - | - | - | 104,585 | - | 104,585 |
| 年內(虧損)溢利 | - | - | - | - | - | - | - | - | (648,620) | (648,620) | 41,976 | (606,644) |
| 年內確認之收入及支出總額 | - | - | 104,585 | - | 19,793 | - | - | - | (648,620) | (524,242) | 32,495 | (491,747) |
| 收購一間附屬公司之額外權益所產生 | - | - | - | - | - | - | - | - | - | - | (78,726) | (78,726) |
| 股份發行 | 2 | 23 | - | - | - | - | - | - | - | 25 | - | 25 |
| 削減股份面值 | (158,700) | - | - | 158,700 | - | - | - | - | - | - | - | - |
| 轉撥 | - | (1,974,565) | - | 1,514,565 | - | - | - | - | 460,000 | - | - | - |
| 於二零零三年三月三十一日及二零零三年四月一日 | 1,603 | - | (34,164) | 1,603,329 | 1,406 | 592 | - | - | 156,801 | 1,729,567 | 174,598 | 1,904,165 |
| 外幣調整 | - | - | - | - | 15,236 | - | - | - | - | 15,236 | (14,775) | 461 |
| 應佔聯營公司儲備 | - | - | - | - | - | - | - | 14,448 | - | 14,448 | - | 14,448 |
| 於股東權益中直接確認之收入淨額 | - | - | - | - | 15,236 | - | - | 14,448 | - | 29,684 | (14,775) | 14,909 |
| 出售一間附屬公司之部分權益時變現 | - | - | 12,027 | - | - | - | - | - | - | 12,027 | 148,858 | 160,885 |
| 出售一間附屬公司時變現 | - | - | 556 | - | (216) | - | - | - | - | 340 | - | 340 |
| 年內溢利 | - | - | - | - | - | - | - | - | 13,300 | 13,300 | 96,476 | 109,776 |
| 年內確認之收入及支出總額 | - | - | 12,583 | - | 15,020 | - | - | 14,448 | 13,300 | 55,351 | 230,559 | 285,910 |
| 股份發行 | 263 | 99,934 | - | - | - | - | - | - | - | 100,197 | - | 100,197 |
| 發行股份開支 | - | (713) | - | - | - | - | - | - | - | (713) | - | (713) |
| 已派股息 | - | - | - | - | - | - | - | - | (11,221) | (11,221) | - | (11,221) |
| 於二零零四年三月三十一日及二零零四年四月一日 | 1,866 | 99,221 | (21,581) | 1,603,329 | 16,426 | 592 | - | 14,448 | 158,880 | 1,873,181 | 405,157 | 2,278,338 |
| 外幣調整 | - | - | - | - | 1,633 | - | - | - | - | 1,633 | (3,006) | (1,373) |
| 應佔聯營公司儲備 | - | - | - | - | - | - | - | (14,249) | - | (14,249) | - | (14,249) |

| | 附註 | 於三月三十一日<br>二零零三年<br>千港元<br>(經重列) | 二零零四年<br>千港元<br>(經重列) | 二零零五年<br>千港元<br>(經重列) | 於二零零五年<br>十二月<br>三十一日<br>千港元 |
|---|---|---|---|---|---|
| **非流動負債** | | | | | |
| 借款 — 一年後到期 | *34* | 172,995 | 7,921 | 157,470 | 7,258 |
| 融資租約承擔 | | | | | |
| 一 一年後到期 | *35* | 1,557 | 462 | – | – |
| 應付一名少數股東款項 | *36* | 2,406 | 2,428 | 2,526 | – |
| 遞延税項負債 | *37* | 750 | 136 | 114 | 201 |
| | | 177,708 | 10,947 | 160,110 | 7,459 |
| **資產及負債總值** | | 1,904,165 | 2,278,338 | 2,255,991 | 2,077,882 |
| **資本及儲備** | | | | | |
| 股本 | *38* | 1,603 | 1,866 | 2,236 | 2,261 |
| 儲備 | *40* | 1,727,964 | 1,871,315 | 1,804,138 | 1,673,972 |
| 母公司股本持有人 | | | | | |
| 應佔股東權益 | | 1,729,567 | 1,873,181 | 1,806,374 | 1,676,233 |
| 少數股東權益 | | 174,598 | 405,157 | 449,617 | 401,649 |
| **股東權益總額** | | 1,904,165 | 2,278,338 | 2,255,991 | 2,077,882 |

## 綜合資產負債表

| | 附註 | 於三月三十一日 二零零三年 千港元 (經重列) | 二零零四年 千港元 (經重列) | 二零零五年 千港元 (經重列) | 於二零零五年十二月三十一日 千港元 |
|---|---|---|---|---|---|
| **非流動資產** | | | | | |
| 物業、機器及設備 | 20 | 84,112 | 79,503 | 70,557 | 72,996 |
| 無形資產 | 21 | 337,873 | 428,019 | 401,383 | 236,734 |
| 聯營公司權益 | 22 | 271,362 | 906,409 | 635,729 | 637,783 |
| 證券投資 | 23 | 887,630 | 189,220 | 123,534 | – |
| 可供出售之投資 | 24 | – | – | – | 678,399 |
| 應收長期貸款 | 25 | 10,188 | 4,898 | – | – |
| 收購長期投資之按金 | 26 | – | – | 35,000 | 190,175 |
| 遞延税項資產 | 37 | 13,298 | 35,480 | 18,418 | 45,440 |
| | | 1,604,463 | 1,643,529 | 1,284,621 | 1,861,527 |
| **流動資產** | | | | | |
| 其他資產 | 27 | – | 145,085 | 108,000 | – |
| 存貨 | 28 | 505,165 | 877,409 | 587,078 | 875,836 |
| 貿易及其他應收款項 | 29 | 486,609 | 738,820 | 766,277 | 1,067,761 |
| 持作買賣之投資 | 30 | – | – | – | 128,894 |
| 證券投資 | 23 | 209,270 | 132,634 | 144,435 | – |
| 應收短期貸款 | 25 | 95,523 | 41,173 | 111,851 | 171,979 |
| 應收有關連公司之短期貸款 | 49 | 67,997 | 167,365 | 224,233 | 186,019 |
| 應收孖展貸款 | 31 | 51,095 | 32,373 | 30,586 | 24,682 |
| 應收聯營公司款項 | 22A | – | – | – | 5,260 |
| 可退回税項 | | 3,810 | 488 | 19,855 | 5,047 |
| 已抵押銀行存款 | 32 | 19,226 | – | 20,014 | 20,591 |
| 銀行結存及現金 | | 224,573 | 164,360 | 359,603 | 21,416 |
| | | 1,663,268 | 2,299,707 | 2,371,932 | 2,507,485 |
| **流動負債** | | | | | |
| 貿易及其他應付款項 | 33 | 890,572 | 1,272,283 | 1,011,814 | 1,299,327 |
| 應付孖展貸款 | 31 | 1,609 | 840 | 253 | 152 |
| 應付票據 | 31 | 2,481 | 4,939 | 3,644 | – |
| 應派股息 | | – | – | – | 9,046 |
| 應付一間聯營公司款項 | 22B | – | – | – | 2,026 |
| 應繳税項 | | 23,194 | 2,496 | 91,420 | 59,765 |
| 借款 – 一年內到期 | 34 | 244,473 | 349,059 | 85,881 | 886,692 |
| 融資租約承擔 – 一年內到期 | 35 | 1,113 | 1,068 | 462 | – |
| 銀行透支 | | 22,416 | 23,266 | 46,978 | 26,663 |
| | | 1,185,858 | 1,653,951 | 1,240,452 | 2,283,671 |
| **流動資產淨值** | | 477,410 | 645,756 | 1,131,480 | 223,814 |
| **資產總值減流動負債** | | 2,081,873 | 2,289,285 | 2,416,101 | 2,085,341 |

# I. 財務資料

## 綜合收益表

| | 附註 | 截至三月三十一日止年度 | | | 截至十二月三十一日止九個月 | |
|---|---|---|---|---|---|---|
| | | 二零零三年 | 二零零四年 | 二零零五年 | 二零零四年 | 二零零五年 |
| | | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| | | (經重列) | (經重列) | (經重列) | (未經審核) | |
| 收益 | 8 | 4,162,804 | 5,025,930 | 5,676,459 | 4,434,124 | 4,523,483 |
| 銷售成本 | | (3,248,769) | (3,932,182) | (4,376,361) | (3,472,065) | (3,534,053) |
| 毛利 | | 914,035 | 1,093,748 | 1,300,098 | 962,059 | 989,430 |
| 其他經營收入 | 10 | 96,980 | 111,903 | 114,145 | 74,670 | 61,923 |
| 分銷及銷售開支 | | (685,793) | (688,528) | (770,262) | (570,131) | (686,424) |
| 行政開支 | | (278,968) | (283,709) | (294,778) | (222,197) | (170,768) |
| 其他經營開支 | 11 | (38,608) | (4,598) | (29,712) | – | (75,215) |
| 投資證券之減值虧損 | | (323,287) | – | – | – | – |
| 變現收購一間聯營公司額外權益所產生之負商譽 | | – | – | 2,057 | – | – |
| 財務費用 | 12 | (31,669) | (26,440) | (18,198) | (14,224) | (50,952) |
| 應佔聯營公司虧損 | | (36,367) | (59,857) | (64,909) | (59,175) | (20,032) |
| 收購一間聯營公司所產生商譽之減值虧損 | 13 | (104,585) | – | (177,446) | – | (14,391) |
| 商標許可證減值虧損 | | – | – | – | – | (164,667) |
| 攤銷收購聯營公司所產生之商譽 | | (6,612) | (17,651) | (28,089) | (21,065) | – |
| 出售附屬公司及聯營公司之收益(虧損)淨額 | 14 | 25 | 10,377 | (15,747) | (16,270) | 10,778 |
| 借予聯營公司之貸款準備 | | (79,595) | – | – | – | – |
| 除所得税前(虧損)溢利 | | (574,444) | 135,245 | 17,159 | 133,667 | (120,318) |
| 所得税支出 | 15 | (32,200) | (25,469) | (117,397) | (90,428) | (61,074) |
| 年／期內(虧損)溢利 | 16 | (606,644) | 109,776 | (100,238) | 43,239 | (181,392) |
| 應佔: | | | | | | |
| 母公司股本持有人 | | (648,620) | 13,300 | (161,862) | 4,094 | (127,102) |
| 少數股東權益 | | 41,976 | 96,476 | 61,624 | 39,145 | (54,290) |
| | | (606,644) | 109,776 | (100,238) | 43,239 | (181,392) |
| 股息 | 18 | – | 11,221 | 11,193 | 11,193 | 22,463 |
| 每股(虧損)盈利 | | | | | | |
| 一 基本 | 19 | (4.05)港元 | 0.08港元 | (0.82)港元 | 0.02港元 | (0.57)港元 |

附註7：威望磁訊於各有關期間之法定財務報表乃根據中國適用之有關會計原則及財務規例編製，並由珠海安德利聯合會計師事務所進行審核。

附註8：Rich Life於各有關期間之法定財務報表乃由Deloitte & Touche Singapore（為德勤•關黃陳方會計師行之成員公司）進行審核。該等法定財務報表乃根據新加坡適用之有關會計原則及財務規例編製。

附註9：由於該公司自註冊成立日期以來一直並無業務，因此該公司並無編製經審核財務報表。

附註10：富聯資源有限公司於各有關期間之法定財務報表乃由Union Alpha C.P.A. Limited進行審核。該等法定財務報表乃根據有關之香港公認會計原則編製。

附註11：本集團於二零零五年十二月三十一日後收購該等公司。

吾等於各有關期間擔任　貴公司之核數師。截至二零零三年、二零零四年及二零零五年三月三十一日止三個年度各年之經審核綜合財務報表乃根據香港公認會計原則編製。就本報告而言，吾等已根據香港會計師公會（「香港會計師公會」）頒佈之香港核數準則對　貴集團按照香港公認會計原則編製的截至二零零五年十二月三十一日止九個月的綜合財務報表進行獨立審核程序。

吾等已審閱　貴集團於有關期間的經審核綜合財務報表（「相關財務報表」）。吾等乃根據香港會計師公會推薦的核數指引第3.340號「售股章程及申報會計師」進行審閱。

本報告所載　貴集團於各有關期間的綜合收益表及綜合現金流動以及於二零零三年、二零零四年、二零零五年三月三十一日及二零零五年十二月三十一日的綜合資產負債表乃建基就編製供收錄於通函之吾等報告之有關期間之相關財務報表。

相關財務報表由　貴公司董事負責，而該等董事亦批准刊發財務報表。　貴公司董事負責收錄本報告之通函之內容。吾等之責任為自相關財務報表編撰財務資料、就財務資料作出獨立意見，並向　閣下報告。

吾等認為，就本報告而言，財務資料連同有關附註真實而公平地反映　貴集團於二零零三年、二零零四年及二零零五年三月三十一日及二零零五年十二月三十一日之財務狀況，以及　貴集團截至二零零五年三月三十一日止三個年度各年及截至二零零五年十二月三十一日止九個月之綜合業績及現金流動。

貴集團截至二零零四年十二月三十一日止九個月之比較綜合收益表、綜合股東權益變動表及綜合現金流動表連同有關附註（「二零零四年十二月三十一日財務資料」）乃　貴公司董事純為本報告而編製。吾等已根據香港會計師公會頒佈之核數準則第700號「審閱中期財務報告之委聘」審閱二零零四年十二月三十一日財務資料。吾等之審閱工作主要包括向管理層作出查詢及對二零零四年十二月三十一日財務資料進行分析程序，據此評估會計政策及呈列方式，除另作披露者外是否貫徹一致。審閱工作不包括監控測試及資產、負債與交易核證等審核程序。審閱工作所涵蓋之範圍遠不及審核，故吾等不會就二零零四年十二月三十一日財務資料發表審核意見。根據吾等之審閱工作（並不構成審核），吾等並不知悉任何應對二零零四年十二月三十一日財務資料作出之任何重大修訂。

| 附屬公司名稱 | 註冊成立／登記地點及日期 | 已發行及繳足股本／註冊資本 | 本公司持有之股本／註冊資本比例 直接 | 間接 | 本集團持有之股東權益 | 主要業務 |
|---|---|---|---|---|---|---|
| Ultimate Strategy Limited (附註1) | 英屬處女群島 二零零三年八月二十八日 | 1美元 | - | 100% | 100% | 投資控股 |
| Wealthy Label International Limited (附註1) | 英屬處女群島 二零零五年一月四日 | 1美元 | - | 100% | 100% | 投資控股 |
| 威倫有限公司 (附註2) | 香港 二零零零年八月二十一日 | 2港元 | - | 100% | 100% | 投資控股 |
| Zhuhai Hanny Property Investment Limited (「珠海錦興」)(附註1) | 英屬處女群島 二零零二年十二月五日 | 1美元 | - | 100% | 100% | 暫無業務 |
| 美瑞思科技股份有限公司(附註6) | 台灣 二零零零年九月十六日 | 新台幣4,000,000元 | - | 68.68% | 45.2% | 買賣及分銷電腦媒體產品及影音產品 |
| 美億格股份有限公司 (附註6) | 台灣 二零零零年九月十一日 | 新台幣4,000,000元 | - | 100% | 100% | 買賣及分銷電腦媒體產品及影音產品 |

附註1：　由於該等公司註冊成立之國家並無法定審核規定，因此該等公司並無編製經審核財務報表。

附註2：　吾等於各有關期間或自各自之註冊成立或收購日期起(以較短者為準)擔任該等公司之核數師。該等公司已編製截至二零零五年三月三十一日止三個年度各年或各自之註冊成立日期起(以較短者為準)按香港公認會計原則編製之經審核財務報表。

附註3：　MCL截至二零零三年三月三十一日止年度之法定財務報表乃根據加拿大適用之有關會計原則及財務規例編製，並由Deloitte & Touche Canada(為德勤•關黃陳方會計師行之成員公司)進行審核。

附註4：　該等公司於各有關期間之法定財務報表乃由Deloitte & Touche, LLP United Kingdom(為德勤•關黃陳方會計師行之成員公司)進行審核。MPEL及DPEL截至二零零三年、二零零四年及二零零五年三月三十一日止三個年度各年之法定財務報表乃根據英國適用之有關會計原則及財務規例編製。

附註5：　MPI於各有關期間之法定財務報表乃由Deloitte & Touche United States, LLP(為德勤•關黃陳方會計師行之成員公司)進行審核。MPI截至二零零三年、二零零四年及二零零五年三月三十一日止三個年度各年之法定財務報表乃根據美國適用之有關會計原則及財務規例編製。

附註6：　美瑞思科技股份有限公司及美億格股份有限公司於各有關期間之法定財務報表乃由勤業眾信會計師事務所(為德勤•關黃陳方會計師行之成員公司)進行審核。美瑞思科技股份有限公司及美億格股份有限公司截至二零零五年三月三十一日止三個年度各年之法定財務報表乃根據台灣適用之有關會計原則及財務規例編製。

| 附屬公司名稱 | 註冊成立／登記地點及日期 | 已發行及繳足股本／註冊資本 | 本公司持有之股本／註冊資本比例 直接 | 間接 | 本集團持有之股東權益 | 主要業務 |
|---|---|---|---|---|---|---|
| Multimedia Info-Duplication (Far East) Limited（附註2） | 英屬處女群島 一九九七年 一月九日 | 1美元 | - | 100% | 100% | 暫無業務 |
| Multimedia Technology (Far East) Limited（附註1） | 英屬處女群島 一九九七年 一月九日 | 1美元 | - | 100% | 100% | 暫無業務 |
| Multimedia Technology Overseas Limited（附註1） | 英屬處女群島 一九九六年 十二月二十日 | 2美元 | - | 100% | 100% | 暫無業務 |
| Next Prospect Inc.（附註1） | 英屬處女群島 二零零四年 三月三十日 | 1美元 | - | 100% | 100% | 投資控股 |
| Pacernic Limited（附註1） | 英屬處女群島 二零零五年 一月七日 | 1美元 | - | 100% | 100% | 投資控股 |
| Pariet Tradings Limited（附註1） | 英屬處女群島 二零零四年 四月七日 | 1美元 | - | 100% | 100% | 暫無業務 |
| Powervote Technology Limited（附註1） | 英屬處女群島 二零零零年 七月十八日 | 1美元 | - | 100% | 100% | 投資控股 |
| Pure Delight Assets Limited（附註1） | 英屬處女群島 一九九七年 三月十二日 | 1美元 | - | 100% | 100% | 投資控股 |
| Rapid Growth Profits Limited（附註11） | 英屬處女群島 二零零一年 一月三日 | 1美元 | - | 100% | 100% | 投資控股 |
| Regal Wealth Ltd.（附註1） | 英屬處女群島 一九九九年 十一月二十三日 | 1美元 | - | 100% | 100% | 投資控股 |
| Rich Life Holdings Pte Ltd.（「Rich Life」）（附註8） | 新加坡 二零零二年 三月十九日 | 2新加坡元 | - | 100% | 100% | 投資控股 |
| Sino Partner Holdings Limited（「Sino Partner」）（附註1） | 英屬處女群島 二零零四年 九月三日 | 200美元 | - | 83% | 83% | 投資控股 |
| Strong Talent Technology Limited（附註1） | 英屬處女群島 二零零二年 七月二日 | 1美元 | - | 100% | 100% | 暫無業務 |
| Success Wealth Ltd.（附註1） | 英屬處女群島 二零零零年 一月十二日 | 1美元 | - | 100% | 100% | 投資控股 |
| Tower Hill Profits Limited（附註1） | 英屬處女群島 一九九九年 七月八日 | 1美元 | - | 100% | 100% | 投資控股 |
| Trifame Limited（附註1） | 英屬處女群島 二零零五年 一月五日 | 1美元 | - | 100% | 100% | 投資控股 |

| 附屬公司名稱 | 註冊成立／登記地點及日期 | 已發行及繳足股本／註冊資本 | 本公司持有之股本／註冊資本比例 直接 | 間接 | 本集團持有之股東權益 | 主要業務 |
|---|---|---|---|---|---|---|
| Memorex Canada Ltd. (「MCL」)(附註3) | 加拿大 一九九零年一月九日 | 2加拿大元 | – | 68.68% | 45.2% | 分銷電腦媒體產品及影音產品 |
| Memorex Holdings Limited (附註2) | 百慕達 二零零三年十一月三日 | 100,000美元 | – | 65% | 65% | 投資控股 |
| 賣方 (附註2) | 英屬處女群島 一九九七年二月二十日 | 1,000,000美元 | – | 68.68% | 45.2% | 投資控股及持有商標許可證 |
| Memorex Products Europe Limited (「MPEL」)(附註4) | 英國 一九九九年十月六日 | 2英鎊 | – | 68.68% | 45.2% | 買賣及分銷電腦媒體產品及影音產品 |
| Memorex Products GmbH (附註4) | 德國 一九九八年七月七日 | 100,000馬克 | – | 68.68% | 45.2% | 買賣及分銷電腦媒體產品及影音產品 |
| Memorex Products S.A.S. (附註4) | 法國 二零零零年四月十日 | 50,000歐元 | – | 68.68% | 45.2% | 買賣及分銷電腦媒體產品及影音產品 |
| Memorex Products, Inc. (「MPI」)(附註5) | 美國 一九九三年十一月十八日 | 79,001,000美元 | – | 68.68% | 45.2% | 買賣及分銷電腦媒體產品及影音產品 |
| 美億格(澳門離岸商業服務)有限公司 (附註1) | 澳門 二零零四年八月十八日 | 1澳門元 | – | 100% | 100% | 暫無業務 |
| 美億格亞洲有限公司 (附註2) | 香港 二零零三年三月五日 | 2港元 | – | 100% | 100% | 投資控股 |
| Metrorich Worldwide Ltd. (附註11) | 英屬處女群島 二零零四年九月八日 | 1美元 | – | 100% | 100% | 投資控股 |
| Micro-Tech Ltd. (附註1) | 英屬處女群島 一九九九年七月二十三日 | 1美元 | – | 100% | 100% | 投資控股 |

| 附屬公司名稱 | 註冊成立／登記地點及日期 | 已發行及繳足股本／註冊資本 | 本公司持有之股本／註冊資本比例 直接 | 間接 | 本集團持有之股東權益 | 主要業務 |
|---|---|---|---|---|---|---|
| Hanny Magnetics (Overseas) Limited（附註1） | 英屬處女群島 一九九一年 十一月二十二日 | 1美元 | – | 100% | 100% | 暫無業務 |
| 威望（珠海）磁訊有限公司（「威望磁訊」）（附註7） | 中華人民共和國（「中國」） 一九八八年 三月十四日 | 45,740,000美元 | – | 100% | 100% | 製造磁訊媒體產品 |
| Hanny Magnetics Europe Limited（附註4） | 英國 一九九三年 十一月十二日 | 2英鎊 | – | 68.68% | 45.2% | 暫無業務 |
| 錦興磁訊有限公司（附註2） | 香港 一九七一年 四月二十七日 | 1,100,000,200港元 普通股 6,000,000港元 5%無投票權遞延股份 | – | 100% | 100% | 投資控股及買賣及推銷電腦媒體產品及有關週邊產品及配件 |
| 錦興管理有限公司（附註2） | 香港 一九九一年 九月三日 | 2港元 | – | 100% | 100% | 向本集團提供秘書及代名人服務 |
| 錦興策略投資有限公司（附註2） | 香港 一九九六年 六月十三日 | 10,000,000港元 | – | 100% | 100% | 投資控股 |
| 威望珠海有限公司（附註2） | 香港 一九九五年 十一月三十日 | 2港元 | – | 100% | 100% | 暫無業務 |
| Hemmant Holdings Limited（附註1） | 英屬處女群島 一九九七年 四月二十九日 | 1美元 | – | 100% | 100% | 投資控股 |
| Honest Goodwill Limited（附註1） | 英屬處女群島 二零零五年 四月六日 | 1美元 | – | 100% | 100% | 暫無業務 |
| 倫都有限公司（附註11） | 香港 一九九三年 二月九日 | 100港元 | – | 100% | 100% | 物業投資 |
| 建晉有限公司（附註2） | 香港 一九九九年 三月三十一日 | 2港元 | – | 100% | 100% | 投資控股 |
| Kedleston Management Limited（附註1） | 英屬處女群島 二零零二年 七月二日 | 1美元 | – | 100% | 100% | 暫無業務 |
| Loyal Concept Limited（附註1） | 英屬處女群島 二零零一年 八月十三日 | 1美元 | – | 100% | 100% | 投資控股 |
| Maximum Potential Limited（附註1） | 英屬處女群島 一九九七年 一月二十三日 | 1美元 | – | 100% | 100% | 投資控股 |

| 附屬公司名稱 | 註冊成立／登記地點及日期 | 已發行及繳足股本／註冊資本 | 本公司持有之股本／註冊資本比例 直接 | 間接 | 本集團持有之股東權益 | 主要業務 |
|---|---|---|---|---|---|---|
| Cyber Generation Limited (附註1) | 英屬處女群島 二零零零年七月五日 | 1美元 | – | 100% | 100% | 投資控股 |
| Digital Communications Limited (附註1) | 英屬處女群島 一九九九年九月九日 | 10美元 | – | 60% | 60% | 投資控股 |
| Dynamic Way Technology Limited (附註1) | 英屬處女群島 二零零零年二月八日 | 1美元 | – | 100% | 100% | 投資控股 |
| Dysan Magnetics Limited (附註4) | 英國 一九九零年一月八日 | 100英鎊 | – | 68.68% | 45.2% | 暫無業務 |
| Dysan Products Europe Limited (「DPEL」) (附註4) | 英國 一九九四年四月十九日 | 102英鎊 8,500,000美元 | – | 68.68% | 45.2% | 買賣及分銷電腦媒體產品及影音產品 |
| Dysan.com Products Inc. (附註9) | 加拿大 二零零五年四月七日 | 1股無面值股份 | – | 68.68% | 45.2% | 暫無業務 |
| E-Award Limited (附註1) | 英屬處女群島 二零零零年五月十八日 | 4美元 | – | 100% | 100% | 投資控股 |
| eMemorex Inc. (附註1) | 美國 一九九九年九月二十四日 | 1美元 | – | 60% | 60% | 買賣電腦媒體產品 |
| eMemorex.com Inc. (附註1) | 加拿大 一九九九年十一月二十三日 | 100股無面值股份 | – | 60% | 60% | 買賣電腦媒體產品 |
| Genius Ideas Limited (附註1) | 英屬處女群島 一九九九年二月十八日 | 1美元 | – | 100% | 100% | 投資控股 |
| Gold Regent Limited (附註1) | 英屬處女群島 二零零零年一月二十日 | 1美元 | – | 100% | 100% | 投資控股 |
| Hackthorne Limited (附註1) | 英屬處女群島 一九九五年十月三十一日 | 1美元 | – | 100% | 100% | 投資控股 |
| Hanny (Taishan) Property Investments Limited (附註1) | 英屬處女群島 二零零五年一月四日 | 1美元 | – | 100% | 100% | 暫無業務 |
| 禧利有限公司 (附註2) | 香港 二零零三年十一月二十六日 | 2港元 | – | 100% | 100% | 暫無業務 |
| Hanny International, Inc. (附註1) | 開曼群島 一九九一年八月二十三日 | 1,000美元 | – | 100% | 100% | 暫無業務 |

於本報告日期，本公司擁有以下附屬公司，全部均屬私營有限公司：

| 附屬公司名稱 | 註冊成立／登記地點及日期 | 已發行及繳足股本／註冊資本 | 本公司持有之股本／註冊資本比例 直接 | 間接 | 本集團持有之股東權益 | 主要業務 |
|---|---|---|---|---|---|---|
| Hanny Magnetics (B.V.I.) Limited（附註1） | 英屬處女群島（「英屬處女群島」）一九九零年五月二十二日 | 40,000,000港元普通股 8,000,000港元優先股 | 100% | – | 100% | 投資控股 |
| Acropolis Investment Group Limited（附註1） | 英屬處女群島 二零零零年七月十一日 | 50,000美元 | – | 100% | 100% | 投資控股 |
| Best Position Limited（附註1） | 英屬處女群島 二零零六年二月二日 | 1美元 | – | 100% | 100% | 投資控股 |
| Better Gain Investments Limited（附註1） | 英屬處女群島 一九九九年六月二日 | 1美元 | – | 100% | 100% | 投資控股 |
| 潤金有限公司（附註2） | 香港 一九九九年六月十四日 | 2港元 | – | 100% | 100% | 投資控股 |
| Bocane Enterprises Limited（附註1） | 英屬處女群島 二零零五年一月七日 | 2美元 | – | 100% | 100% | 投資控股 |
| Central Top Group Limited | 英屬處女群島 二零零五年十一月三十日 | 1美元 | – | 100% | 100% | 投資控股 |
| Chancellor Global Limited（附註1） | 英屬處女群島 二零零五年一月七日 | 1美元 | – | 100% | 100% | 投資控股 |
| Cobble Hill Holdings Limited（附註1） | 英屬處女群島 一九九七年四月二十九日 | 1美元 | – | 100% | 100% | 投資控股 |
| Collegate Limited（附註1） | 英屬處女群島 二零零五年一月四日 | 1美元 | – | 100% | 100% | 投資控股 |
| Cosmos Regent Ltd.（附註1） | 英屬處女群島 二零零零年八月二十八日 | 1美元 | – | 100% | 100% | 投資控股 |
| Create Ahead Technology Limited（附註1） | 英屬處女群島 二零零二年七月二日 | 10,000美元 | – | 95% | 95% | 暫無業務 |
| Createsuccess Limited（「Createsuccess」）（附註1） | 英屬處女群島 二零零四年十二月三日 | 1美元 | – | 100% | 100% | 投資控股 |
| Cross Profit Capital Limited（附註1） | 英屬處女群島 二零零四年七月二十二日 | 1美元 | – | 100% | 100% | 投資控股 |
| 富聯資源有限公司（附註10） | 香港 一九九一年五月二十三日 | 12,500,000港元 | – | 100% | 100% | 暫無業務 |

以下為德勤•關黃陳方會計師行就本集團而編製之報告全文，以供載入本通函：

## 1. 本集團之會計師報告

Deloitte.
德勤

德勤•關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu
26/F Wing On Centre
111 Connaught Road Central
Hong Kong

敬啟者：

以下為吾等就錦興集團有限公司（「貴公司」）及其附屬公司（以下統稱為「貴集團」）截至二零零三年、二零零四年及二零零五年三月三十一日止三個年度各年及截至二零零五年十二月三十一日止九個月（「有關期間」）之財務資料（「財務資料」）所編製之報告，以收錄於　貴公司於二零零六年四月十日就非常重大出售交易而刊發之通函（「通函」）。根據該交易，　貴集團將(i)透過其非全資附屬公司Memorex International Inc.（「賣方」）出售賣方於Hanny Magnetics Europe Limited、Memorex Canada Ltd.、Memorex Products Europe Limited、Memorex Products S.A.S.、Memorex Products GmbH、美瑞思科技股份有限公司及Memorex Products, Inc.（「出售公司」）之全部權益，並(ii)出售賣方之商標許可證及其他有關以「Memorex」商用名稱買賣電腦相關產品之業務之資產（包括賣方及出售公司進行之電子數據儲存所用硬件、媒體及配件之設計、開發、市場推廣、分銷及銷售之業務（「業務」，連同出售公司統稱為「出售資產」））（「出售事項」）。有關出售事項乃根據賣方與Imation Corp.（「買方」，根據美利堅合眾國（「美國」）德拉華州法律組成之公司，其股份於紐約證券交易所上市）於二零零六年一月十九日訂立之協議（「協議」）進行。

貴公司於一九九一年九月三日在百慕達註冊成立。　貴公司為一間投資控股公司。

## 股東特別大會

本公司將召開股東特別大會，會上將向股東提呈普通決議案以批准出售事項及協議項下擬進行之交易。股東特別大會通告載於本通函第147至148頁。

隨本通函附奉適用於股東特別大會之代表委任表格。如　閣下未能出席股東特別大會，務請將本通函隨附之代表委任表格按其上印備之指示填妥，並儘快交回，惟無論如何最遲須於股東特別大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席股東特別大會或其任何續會及在會上投票。

## 推薦建議

董事認為出售事項及協議項下擬進行之交易乃符合本公司及股東之整體利益，並建議股東投票贊成本通函內股東特別大會通告所載批准出售事項之普通決議案。

## 其他資料

務請注意本通函附錄所載之附加資料。

此　致

列位股東　台照及僅供根據本公司
購股權計劃授出之購股權之
持有人　參照

代表
**錦興集團有限公司**
主席
**陳國強博士**
謹啟

二零零六年四月十日

## 匯兑及利率風險

餘下集團大部分之業務交易、資產及負債均以港元計值，外匯波動風險對餘下集團而言並不重大。進口貸款之利率主要參照倫敦銀行同業拆息率或香港銀行同業拆息率以上水平計算，而銀行及其他貸款之利率則主要參照最優惠利率以上水平計算。

## 僱員及薪酬政策

於二零零五年十二月三十一日，餘下集團僱用約278名員工。本集團之薪酬政策乃根據個別僱員之表現及不同地區當時之薪酬趨勢而制定，且每年均會作出檢討。餘下集團亦提供培訓計劃、強制性公積金計劃、醫療保險及酌情花紅予僱員，表現優異之僱員會獲得購股權之獎勵。然而，截至二零零五年十二月三十一日止九個月內並無授出購股權。

## 餘下集團之未來展望

完成後，餘下集團將著重進行證券買賣、物業投資及買賣以及其他策略性投資，包括投資於在聯交所上市之聯營公司及由聯交所上市公司發行之長期可換股票據。於二零零六年三月九日，本公司宣佈本集團已訂立買賣協議，據此，本集團同意按代價約39,100,000港元，購入Rapid Growth Profits Limited全部已發行股本連同應收倫都有限公司之股東貸款。倫都有限公司持有位於香港夏慤道12號美國銀行中心31樓之物業及四個泊車位。該項收購已於二零零六年三月二十八日完成。本公司擬將上述物業約一半由本集團自用作其總辦事處，而該物業其餘一半則予出租，預期每年將可產生約3,400,000港元之租金收入。

餘下集團將繼續物色其他投資機會，而憑藉將自出售事項收取之所得款項，餘下集團可獲得所需之財務資源，以便實行其多元化發展計劃。董事對餘下集團將於日後繼續為股東價值帶來貢獻充滿信心。

## 上市規則之含意

根據上市規則，出售事項構成本公司之非常重大出售事項，故須經由股東於股東特別大會上批准。由於買方為本公司及其關連人士之獨立第三方，且就本公司所知，並無股東於出售事項中擁有有別於其他股東之重大權益，故概無股東須於股東特別大會上就批准出售事項之普通決議案放棄投票。

## 所得款項用途

根據初步代價計算，賣方於完成時將收取之出售事項所得款項淨額（經扣除有關開支後）估計約為2,454,000,000港元。根據本公司於賣方之實際股權約45.20%計算，本公司所佔之所得款項淨額約為1,109,000,000港元。本公司擬動用所得款項淨額作日後業務發展及一般營運資金用途。目前，本公司並無與任何人士就特定收購目標進行積極磋商。

## 管理層對餘下集團之討論及分析

### 財務及業務表現

餘下集團截至二零零五年三月三十一日止年度之總營業額約為301,400,000港元，其中約167,900,000港元來自製造及銷售「Memorex®」品牌以外之電腦相關產品；約93,900,000港元來自買賣證券；及約39,600,000港元來自物業發展。製造及銷售電腦相關產品、買賣證券及物業發展之毛利比率分別約為40%、48%及6%。

電腦相關產品主要包括「Memorex®」品牌以外之磁碟片、可錄CD、可重寫CD、DVD、可錄DVD及其他電腦配件。至於證券買賣業務，餘下集團主要集中於香港上市證券。截至二零零五年三月三十一日止年度，餘下集團出售其於中國珠海市斗門區之珠海錦興產業園土地發展項目之部分獨家開發權及取得土地之權利，作價39,600,000港元。於二零零五年三月三十一日後，餘下集團進一步按119,000,000港元出售上述開發權之剩餘部分。

於二零零五年十二月三十一日，本集團之聯營公司權益主要包括其於中策及新加坡交易所有限公司上市公司普威集團有限公司之權益，總數為637,800,000港元。

截至二零零五年三月三十一日止年度，餘下集團錄得收購一間聯營公司中策所產生之商譽減值虧損177,400,000港元及商譽攤銷28,100,000港元。餘下集團亦錄得應佔聯營公司虧損64,900,000港元。有關金額主要為應佔聯營公司（即中策、普威集團有限公司及鼎營企業股份有限公司）之溢利／虧損。經計及本通函附錄二之餘下集團之未經審核備考收益表所載之出售事項產生之收益約606,800,000港元之影響（假設於二零零四年四月一日落實完成），餘下集團於截至二零零五年三月三十一日止年度錄得母公司股本持有人應佔純利約323,500,000港元。

### 財務資源及流動資金

餘下集團於二零零五年十二月三十一日之資本架構包括母公司股本持有人應佔股東權益約2,283,100,000港元。餘下集團於二零零五年十二月三十一日之借款總額約為627,700,000港元。於二零零五年十二月三十一日之資本與負債比率（按借款除以母公司股本持有人應佔股東權益計算）為27.5%。

### 現金及現金等額

於二零零五年十二月三十一日，現金及銀行結存約為2,143,800,000港元，其中約20,600,000港元為已抵押作為授予餘下集團之短期銀行信貸之擔保。

本公司將於適當時就完成之狀況或完成日期之任何變動另行作出公布。

### 不競爭

賣方已同意於完成日期起計一年內，其將不會直接或間接從事、收購、擁有或持有全球任何地方與出售公司於完成日期前進行之電子數據儲存所用之硬件、媒體及配件之設計、開發、市場推廣、分銷及銷售業務存在競爭之業務，不論作為所有人、主事人、代理、夥伴、高級職員、董事、股東、僱員、任何組織成員、顧問或其他身份。然而，賣方可以被動式投資方式擁有一間股份於任何認可證券交易所上市或在納斯達克市場公開買賣之公司已發行股本少於1%。

## 出售事項之財務影響

完成出售事項後，本集團將不再擁有出售資產且不再從事業務，惟賣方將繼續為本公司之附屬公司。鑑於上述協議項下之不競爭條文，本集團於完成日期起計一年內將不會從事有關除外資產之電腦相關產品貿易。截至二零零四年及二零零五年三月三十一日止兩個年度，本集團於電腦相關產品貿易及電子消費產品貿易之分類業績大致上為出售資產之表現。預期於完成後，該兩個分類之貢獻將大幅減少。

假設出售事項已於二零零五年十二月三十一日完成及根據初步代價計算，本集團將錄得出售事項收益約673,100,000港元。餘下集團之未經審核備考財務資料載於本通函附錄二。

## 進行出售事項之理由

本集團主要從事業務、證券買賣及物業投資及買賣。本集團亦於家居消費產品供應及其他業務中作出策略性投資。待完成後，本公司將不再擁有出售資產，而本集團亦將不再從事業務，惟賣方將繼續為本公司之附屬公司。

董事會認為出售事項為本集團變賣於業務之投資以獲取收益及滿意回報之大好機會。鑑於業務面對激烈競爭及業務受不明朗經濟環境所影響，董事認為現正是以有利條款出售業務之最佳時機。董事會更認為，買方向本集團支付之額外金額將可讓本集團直至二零零九年前分享業務之未來表現而受惠。待完成後，本集團將集中發展餘下集團之業務（即證券買賣、物業投資及買賣及其他策略性投資，包括於聯交所上市之聯營公司之投資，以及於聯交所上市公司發行之長期可換股票據之投資），並將積極開拓其他投資機會。自出售事項所得款項為本集團提供所需財務資源，以備把握大型投資機會及推行多元化策略。基於上述進行出售事項之理由及效益，董事認為出售事項之條款為公平合理，並符合本公司及股東之整體利益。

(iii) 未有任何法例禁止進行出售事項；及

(iv) 取得若干同意及政府授權。

除上文第(i)至(iv)項條件外，買方完成出售事項之責任亦受限於（其中包括）：

(v) 賣方於協議中作出之聲明及保證於完成日期為真實；

(vi) 賣方履行其於協議下之責任；

(vii) 業務並無重大不利變動；及

(viii) 延長若干許可協議，某項訴訟達致和解，以及買方收到若干法律意見。

買方可全權酌情豁免上述任何第(v)至(viii)項條件之全部或部份。

此外，賣方完成出售事項之責任亦須受限於（其中包括）：

(ix) 買方於協議中作出之聲明及保證於完成日期為真實；

(x) 買方履行其於協議下之責任；及

(xi) 賣方收到若干法律意見。

賣方可全權酌情豁免上述任何第(ix)至(xi)項條件之全部或部份。

本公司將於二零零六年四月二十七日舉行股東特別大會，以供股東考慮並酌情批准出售事項。於最後實際可行日期，董事並不知悉任何事宜將導致未能達成上述第(ii)至(xi)項條件。倘於二零零六年六月三十日或之前尚未達成或豁免（視情況而定）上述條件且未落實完成，則協議須予終止，而協議任何一方對另一方概無任何責任，惟下述本公司於促成協議項下之責任則除外。

根據促成協議，倘(i)(a)出售事項未獲股東於股東特別大會上批准；或(b)協議於二零零六年七月一日或之後終止，而股東特別大會未曾召開或完結；及(ii)在有關終止前賣方獲通知或收到類似出售事項之建議；及(iii)須於有關終止日期後十二個月內完成出售之業務，而買方或其任何聯屬人士並非參與者，則本公司須向買方支付合共16,500,000美元（或約128,122,500港元），佔初步代價之5%。

**完成**

完成將於協議內所有先決條件達成或有效豁免後翌日或買方與賣方雙方同意之其他日期落實，預期將為二零零六年四月三十日或之前。

倘買方於二零零九年四月一日前任何時間轉讓業務之控制權，則買方將會向賣方支付一筆相等於使額外付款總額達致45,000,000美元（相等於約349,425,000港元）之所需金額之款項。

**付款條款及託管安排：**

買方將於完成後以現金向賣方付清出售事項之初步代價330,000,000美元（相等於約2,562,450,000港元）。

完成後，買方會將於完成時應付予賣方之金額（即根據賣方及出售公司於完成日期之估計綜合資產負債表計算，並經上文完成日期流動資產淨值估計調整金額調整後之初步代價）中41,000,000美元（相等於約318,365,000港元）存入兩個託管賬戶，該兩個託管賬戶乃於獨立於本公司之銀行內開設。

買方將會在第一個託管賬戶存入8,000,000美元（相等於約62,120,000港元）。此賬戶乃留用作調整完成日期流動資產淨值。倘於完成後確定完成日期流動資產淨值少於87,000,000美元（或約675,555,000港元），則有關不足額將由此賬戶發放予買方，而餘額則發放予賣方（如有）。倘任何不足額超過8,000,000美元，則買方將須首先由第二個託管賬戶在該賬戶之餘額所限下撥款補足超逾之金額，其後再由賣方補足。相反，倘確定完成日期流動資產淨值高於上述已協定之估計數額，則買方會向賣方支付有關差額。

買方將會在第二個託管賬戶（「彌償託管賬戶」）存入33,000,000美元（或約256,245,000港元）。此彌償託管賬戶乃留用作賣方違反協議（包括違反陳述及保證、契諾及協議）而可能結欠買方之金額，而有關申索金額合計超逾1,500,000美元（或約11,647,500港元）。33,000,000美元之一半減去任何已付或待決彌償申索所列之金額後將於二零零七年三月三十一日後之營業日向賣方發放。餘額減去任何就待決彌償申索而持有之金額後將於二零零七年九月三十日後之營業日向賣方發放。

本公司亦於二零零六年一月十九日與（其中包括）買方訂立促成協議（「促成協議」），據此，本公司同意向買方擔保賣方履行賣方之彌償責任，而有關彌償責任乃關於違反若干陳述、保證及協議項下特定契諾、任何超逾彌償託管賬戶進賬金額（上限為初步代價之約40.25%，可就上文「代價」一段所述之完成日期流動資產淨值而調整）之金額。

**先決條件：**

協議須待（其中包括）以下條件達成後，方告完成：

(i) 取得一切所需股東批准，包括股東根據上市規則於股東特別大會上通過決議案批准協議；

(ii) 監管（反壟斷）批准；

根據協議，賣方若干資產及權利（主要包括與「Memorex®」品牌無關之記錄、機械及設備、應收賬款及現金及現金等價物，但包括賣方於「Dysan®」及「Precision®」品牌有關之資產及權利以及「Hanny Magnetics」名稱）並不納入出售資產。所有關於除外資產之負債（包括賣方之任何稅務負債）亦將不包括在內，並由賣方保留，於完成後屬賣方之唯一責任。有關除外資產之業務由賣方及其附屬公司（出售公司除外）進行。

誠如本通函附錄一之本集團會計師報告附註50及9所載，出售公司截至二零零四年及二零零五年三月三十一日止兩個年度各年之經審核收益分別約為3,617,500,000港元及3,852,000,000港元；而截至二零零四年及二零零五年三月三十一日止兩個年度各年，本集團關於「Memorex®」商標之電子消費產品貿易應佔經審核收益分別約為1,237,700,000港元及1,565,300,000港元。因此，截至二零零四年及二零零五年三月三十一日止兩個年度各年，出售資產之總收益分別約為4,855,200,000港元及5,417,300,000港元。根據構成本集團會計師報告一部分之財務資料，截至二零零四年及二零零五年三月三十一日止兩個年度各年，出售資產之EBITDA分別約為272,300,000港元及296,500,000港元。經計及本集團會計師報告所載於二零零五年十二月三十一日出售公司及「Memorex®」商標之經審核賬面淨值分別約494,500,000港元及62,000,000港元，出售資產於二零零五年十二月三十一日之賬面淨值約為556,500,000港元。

**代價：**

出售資產之總代價為：

(i) 330,000,000美元（相等於約2,562,450,000港元）（「初步代價」）；

(ii) 另加完成日期流動資產淨值超逾87,000,000美元（相等於約675,555,000港元）之金額之款項（如有），或減去完成日期流動資產淨值少於87,000,000美元（相等於約675,555,000港元）之金額之款項（如有）；及

(iii) 另加額外金額（定義見下文）。

出售事項之代價乃參照業務之過往及日後表現後按公平原則磋商釐定。按出售資產截至二零零五年三月三十一日止年度之EBITDA約296,500,000港元計算，初步代價代表約8.6倍之股價對EBITDA比率。初步代價超逾出售資產於二零零五年十二月三十一日賬面淨值556,500,000港元之差額約為2,005,950,000港元。

**額外金額：**

買方須向賣方支付額外金額（「額外金額」），有關金額乃參照業務截至二零零七年三月三十一日、二零零八年三月三十一日及二零零九年三月三十一日止各十二個月期間之EBITDA釐定，而有關盈利乃按協議所載之協定基準計算。買方將於截至二零零七年、二零零八年及二零零九年六月一日止三個年度各年或之前向賣方支付涉及上述各十二個月期間之額外金額。額外金額之累積最低額須為5,000,000美元（相等於約38,825,000港元），而累積最高額須為45,000,000美元（相等於約349,425,000港元）。

(c) 所有(i)賣方之應收賬款及應收票據；(ii)有關賬款或票據之擔保；及(iii)賣方有關任何上述各項之權利；

(d) 賣方對存貨（不論所在地）（包括所有製成品、在製品、原材料、原料、備件、包裝物料及所有其他由任何出售公司使用、耗用、出售、轉售或分銷之物料及庫存）之一切權利；

(e) 賣方一切有關按金、預付開支、退款申索之權利及有關任何其他出售資產或出售公司之抵銷權利（因過往繳稅而產生之任何有關權利除外），以及有關任何上述各項之應付利息；

(f) 賣方於(i)關於業務而賣方為訂約方或第三方受益人之合約；及(ii)賣方提出或向賣方提出有關訂立任何該等合約之未完成建議或游說項下之一切權利；

(g) 賣方持有及關於業務之一切政府授權；

(h) 賣方對關於業務或任何出售公司之書面資料、數據及記錄（不論形式或媒體）之一切權利；

(i) 賣方對由其及／或出售公司（已登記或待辦理登記申請）擁有之知識產權（包括（其中包括）「Memorex®」商用名稱（附註））之一切權利；

(j) 賣方對已向任何賣方或出售公司授出特許或由彼等使用之軟件之一切權利；

(k) 賣方對任何出售公司在擁有人批准下使用或持作使用之第三方知識產權（軟件除外）之一切權利；

(l) 賣方之所有其他無形權利及財產；及

(m) 所有保障出售資產或出售公司之保單下之一切權利及利益以及來自該等保障之一切所得款項，而該等權利、利益及所得款項乃關於完成日期前發生之事項。

根據協議，買方同意承擔賣方之下列責任（「所承擔責任」）：

(a) 根據買方將予收購關於業務之任何及所有合約，賣方於完成後產生或將履行之所有未來有效責任；

(b) (i)關於出售資產；及(ii)於賣方及出售公司在二零零五年十一月三十日之未經審核綜合資產負債表反映，或由賣方於二零零五年十一月三十日至完成期間在日常業務過程中產生之賣方任何應付賬款；及

(c) 賣方及出售公司於完成日期之綜合資產負債表反映之賣方所有其他負債。

附註：

根據協議，賣方須於完成日期起計30日內將其公司名稱更改為一個並無包含「Memorex」名稱或並非與該名稱類似而易生混淆之任何其他名稱。

**協議**

**日期：** 二零零六年一月十九日

**訂約方：**

賣方： Memorex International Inc.，本公司間接擁有之非全資附屬公司

買方： Imation Corp.，根據美國德拉華州法律組成之公司，其股份於紐約證券交易所上市

於最後實際可行日期，賣方由Memorex Holdings Limited擁有67.08%權益，而Memorex Holdings Limited則為本公司擁有65%權益之附屬公司。本公司亦透過其全資附屬公司持有賣方另外1.60%權益。於最後實際可行日期，出售公司由賣方全資擁有。

於作出一切合理查詢後，據董事所知、所得資料及所信，買方及其最終實益擁有人均為本公司及其關連人士之獨立第三方。買方為全球科技公司，收益及溢利主要來自向客戶及企業銷售可攜式數據儲存媒體產品。此等產品包括磁碟片、光碟（「CD」）及數碼多用途光碟（「DVD」）、中小型企業所用之磁帶及數據中心環境中大型自動磁帶庫所用之高容量磁帶。

**將予出售資產：**

賣方及出售公司主要從事電子數據儲存所用硬件、媒體及配件之設計、開發、市場推廣、分銷及銷售業務，包括但不限於記錄媒體（磁碟、硬件儲存裝置、記憶儲存裝置、微型光碟、光碟儲存媒體，如可錄CD、可重寫CD、可錄DVD、可重寫DVD、藍光光碟、高清晰度DVD及相關格式）、配件（光碟儲存產品、標籤產品、清潔及維護產品、電池）及硬件（光碟讀寫驅動器、讀卡器），並向第三方授出特許，在其他產品進行市場推廣及銷售時使用賣方及出售公司之若干商標及商用名稱（「業務」）。

根據協議，賣方同意向買方出售而買方同意向賣方購買賣方所有資產之一切權利、所有權及權益，不附一切產權負擔。該等資產乃關於進行由賣方及出售公司進行之業務、就業務之用而開發、因進行業務而產生、就業務使用或持作使用或就進行業務而言屬必需（「出售資產」），主要包括下列各項：

(a) 每家出售公司之所有已發行股本或股本中之股份；

(b) 賣方對機器、設備、工具、傢俱、辦公室設備、電腦軟件、庫存、物料、汽車及其他由賣方或任何出售公司用於業務之每類有形私人財產項目之一切權利，連同製造商、賣家或出租人對任何項目或其零件作出之任何明示或隱含保證、退還權利、回佣權利、追討多收款項權利及賣方任何其他關於此等項目之權利；

HANNY
VISIONS AHEAD

# HANNY HOLDINGS LIMITED
# 錦興集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號:275)

執行董事:
陳國強博士(主席)
Yap, Allan博士(董事總經理)
呂兆泉先生(副董事總經理)

獨立非執行董事:
袁天凡先生
郭嘉立先生
黃景霖先生
冼志輝先生

註冊辦事處:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點:
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

敬啟者:

## 非常重大出售事項

### 緒言

本公司於二零零六年一月二十六日宣布,賣方與買方已於二零零六年一月十九日訂立協議,內容有關買賣賣方所有與賣方及出售公司進行之電子數據儲存所用硬件、媒體及配件之設計、開發、市場推廣、分銷及銷售業務有關之出售資產(不包括除外資產及除外負債)。根據上市規則,出售事項構成本公司之非常重大出售事項,須待股東於股東特別大會上批准。

本通函旨在向 閣下提供(其中包括)(i)出售事項之進一步詳情;(ii)本集團之財務及其他資料;(iii)餘下集團之備考財務資料;及(iv)股東特別大會通告。

* 僅供識別

| | | |
|---|---|---|
| 「除外資產」 | 指 | 不會納入出售事項之賣方資產，包括(其中包括)賣方所有與「Dysan®」及「Precision®」品牌、「Hanny Magnetics」名稱有關之資產及權利，以及賣方之若干機器及資產 |
| 「除外負債」 | 指 | 所有與除外資產有關之負債，包括賣方之任何稅務負債 |
| 「本集團」 | 指 | 本公司及其附屬公司 |
| 「香港」 | 指 | 中國香港特別行政區 |
| 「最後實際可行日期」 | 指 | 二零零六年四月七日，即本通函付印前為確定其所載若干資料之最後實際可行日期 |
| 「上市規則」 | 指 | 聯交所證券上市規則 |
| 「中國」 | 指 | 中華人民共和國 |
| 「買方」 | 指 | Imation Corp.，根據美國德拉華州法律組成之公司，其股份於紐約證券交易所上市 |
| 「餘下集團」 | 指 | 出售出售資產後之本集團 |
| 「證券及期貨條例」 | 指 | 香港法例第571章證券及期貨條例 |
| 「股東特別大會」 | 指 | 本公司將召開及舉行之股東特別大會，以供股東考慮並酌情批准出售事項 |
| 「股份」 | 指 | 本公司已發行股本中每股面值0.01港元之普通股 |
| 「股東」 | 指 | 股份持有人 |
| 「聯交所」 | 指 | 香港聯合交易所有限公司 |
| 「美國」 | 指 | 美利堅合眾國 |
| 「賣方」 | 指 | Memorex International Inc.，根據英屬處女群島法律組成之公司，為本公司間接擁有之非全資附屬公司 |
| 「港元」 | 指 | 港元 |
| 「美元」 | 指 | 美元，美國法定貨幣 |

為作闡述，除另有所指外，本通函內以美元表示之金額已按1美元 = 7.765港元之匯率換算為港元。

# 釋義

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

| | | |
|---|---|---|
| 「協議」 | 指 | 賣方與買方就出售事項於二零零六年一月十九日訂立之有條件買賣協議 |
| 「董事會」 | 指 | 董事會 |
| 「業務」 | 指 | 賣方之電子數據儲存業務及根據協議將由賣方出售之出售公司，以及本通函董事會函件中「將予出售資產」一段所界定者 |
| 「中策」 | 指 | 中策集團有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市 |
| 「本公司」 | 指 | 錦興集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市 |
| 「完成」 | 指 | 完成協議 |
| 「完成日期」 | 指 | 完成日期，將為協議內所有先決條件達成或有效豁免後翌日或買方與賣方雙方同意之其他日期 |
| 「完成日期流動資產淨值」 | 指 | 於完成日期出售資產之流動資產超出流動負債之款額，惟不包括除外資產及除外負債 |
| 「關連人士」 | 指 | 具上市規則所賦予之涵義 |
| 「董事」 | 指 | 本公司董事 |
| 「出售事項」 | 指 | 賣方根據協議之條款及條件向買方出售出售資產之建議 |
| 「出售資產」 | 指 | 賣方所有與業務有關之資產，詳情載於本通函董事會函件中「將予出售資產」一段 |
| 「出售公司」 | 指 | 於出售事項前賣方之全資附屬公司Hanny Magnetics Europe Limited、Memorex Canada Ltd.、Memorex Products Europe Limited、Memorex Products S.A.S.、Memorex Products GmbH、美瑞思科技股份有限公司及 Memorex Products, Inc. |
| 「EBITDA」 | 指 | 未計利息、税項、折舊及攤銷前盈利 |

# 目 錄

**此乃要件　請即處理**

**閣下如**對本通函各方面或應採取之行動**有任何疑問**，應立即諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已**將名下所有**錦興集團有限公司**股份**出售或轉讓**，應立即將本通函交予買主或承讓人，或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。



HANNY
VISIONS AHEAD

# HANNY HOLDINGS LIMITED
# 錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：275)

## 非常重大出售事項

錦興集團有限公司謹訂於二零零六年四月二十七日星期四上午十時正假座香港九龍觀塘鴻圖道51號保華企業中心11樓會議室舉行股東特別大會，召開大會之通告載於本通函第147至148頁。如　閣下未能出席股東特別大會，務請將本通函隨附之代表委任表格按其上印備之指示填妥及簽署，並儘快交回本公司之香港股份過戶登記分處秘書商業服務有限公司(地址為香港灣仔皇后大道東28號金鐘滙中心26樓)，惟無論如何最遲須於大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席大會或其任何續會及在會上投票。

二零零六年四月十日

* 僅供識別